RECEIVED
2008 NOV -3 A 11:12

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG, 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG
TELEPHONE : (852) 2514 4700 FAX : (852) 2521 7198

24 October 2008

[redacted]

08005690

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

SUPPL

Dear Sirs

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully

For and on behalf of
Wo Kee Hong (Holdings) Limited

PROCESSED
NOV 06 2008
THOMSON REUTERS

Phyllis Ng
Company Secretary

PN/ak
Encl.

File No. 82-3990

Annex A to Letter to the SEC dated
24 October , 2008 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	See attached

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. See attached

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. See attached

10. Title: Notification of Reasons for Allotment of Shares

   Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

   Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. See attached

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: - Expiry of Share Options See attached

KMC00998.DOC

Attachment to Annex A

File No. 82-3990

Item no. 3 - Interim Report 2008
- Announcement: 2008 Interim Results (Unaudited)

Item no. 8 Announcement: Suspension of Trading
- Announcement: Very Substantial Acquisition in relation to the Acquisition of 80% Interest in a Company Engaging in the Business of Retailing and Wholesaling of Children Apparels, Grant of Put Option and Resumption of Trading
- Announcement: Connected Transaction – Purchase of a Unit of Vintage Ferrari from a Connected Person

Item no. 9 - Notice of Meeting of the Board of Directors dated 5 September 2008

Item no. 11 Four Sets of Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited dated 12, 13, 14 and 15 August 2008 respectively

Item no. 12 - Circular: Very Substantial Acquisition in relation to the Acquisition of 80% Interest in a Company Engaging in the Business of Retailing and Wholesaling of Children Apparels, Grant of Put Option

Item no. 21 - Form 1 – Individual Substantial Shareholder Notices (2 sets)

Item no. 26 - Form 3A – Director's and Chief Executive's Notice – Interests in Shares of Listed Corporation (4 sets)

Item no. 27 - Board minutes in approving the expiry of share options (1 set)

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

2008 INTERIM RESULTS (UNAUDITED)

WO KEE HONG (HOLDINGS) LIMITED is an investment holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region, in particular, the markets of The People's Republic of China ("PRC" *(Note)*), Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the six months ended June 30, 2008 were as follows:

Condensed Consolidated Income Statement
For the six months ended June 30

	Notes	**2008** *HK$'000* **(Unaudited)**	2007 *HK$'000* (Unaudited)
Turnover	*3*	**540,921**	457,546
Cost of sales		**(437,954)**	(372,325)
Gross profit		**102,967**	85,221
Other operating income		**2,807**	1,447
Distribution costs		**(41,335)**	(30,990)
Administrative expenses		**(72,517)**	(66,232)
Fair value gains on investment properties		**–**	508
Loss from operations	*4*	**(8,078)**	(10,046)
Finance costs		**(3,812)**	(7,690)
Provision for guarantee		**(950)**	–
Share of results of associates		**–**	(609)
Loss before tax		**(12,840)**	(18,345)
Income tax expenses	*5*	**(473)**	(185)
Loss for the period		**(13,313)**	(18,530)
Attributable to:			
Equity holders of the Company		**(17,825)**	(20,565)
Minority interests		**4,512**	2,035
		(13,313)	(18,530)
Losses per share for losses attributable to the equity holders of the Company – Basic and diluted (restated)	*6*	**(5.82) cents**	(7.54) cents
Dividends		**NIL**	NIL

Condensed Consolidated Balance Sheet

	Notes	June 30, 2008 HK$'000 (Unaudited)	December 31, 2007 HK$'000 (Audited)
Non-current assets			
Investment properties		**17,641**	9,600
Property, plant and equipment		**47,453**	44,541
Prepaid lease payments		**1,565**	1,558
Goodwill		**27,087**	2,787
Interests in associates		**114**	–
Available-for-sale financial assets		**30,527**	30,527
Deferred tax assets		**18**	16
		124,405	89,029
Current assets			
Inventories		**248,206**	124,993
Properties held for sale, at net realisable value		**23,400**	23,400
Trade and other receivables		**221,596**	185,075
Amounts due from associates		**34,974**	14,260
Other financial assets at fair value through profit or loss		**17**	17
Cash and cash equivalents		**248,850**	363,949
		777,043	711,694
Current liabilities			
Trade and other payables		**359,670**	243,956
Bills payables		**32,903**	36,758
Tax payables		**1,363**	162
Amounts due to related companies		**974**	1,343
Convertible loan note		**30,538**	30,207
Obligations under finance leases – due within one year		**74**	936
Borrowings – due within one year	7	**69,799**	70,827
		495,321	384,189
Net current assets		**281,722**	327,505
Total assets less current liabilities		**406,127**	416,534

	Notes	June 30, 2008 HK$'000 (Unaudited)	December 31, 2007 HK$'000 (Audited)
Non-current liabilities			
Obligations under finance leases – due after one year		141	168
Borrowings – due after one year	7	22,285	13,506
Deferred tax liabilities		6	6
		22,432	13,680
Net assets		383,695	402,854
Capital and reserves			
Share capital		30,638	255,314
Reserves		334,476	125,064
Equity attributable to equity holders of the Company		365,114	380,378
Minority interests		18,581	22,476
Total equity		383,695	402,854

Notes:

1. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant Hong Kong Accounting Standards ("HKASs"), Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed consolidated financial statements have been prepared under the historical cost basis, except for certain financial instruments that are measured at fair values.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2007.

The accounting policies used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the preparation of the Group's annual consolidated financial statements for the year ended December 31, 2007, except for the accounting policy disclosed herein.

2. Application of new and revised HKFRSs

The HKICPA has issued a number of new standards, amendments and interpretations, which are effective for accounting periods beginning on or after January 1, 2008. The Group adopted the following new/revised HKFRSs which are relevant to its operations:

HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction

The directors of the Company assessed the impacts of the adoption of these new interpretation and concluded that the adoption of these new interpretation had no material impact on the results or the financial position of the Group for the current or prior accounting period. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised HKASs and HKFRSs or interpretations that have been issued but are not yet effective in the unaudited condensed consolidated financial statements for the six months ended June 30, 2008:

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[3]

1 Effective for annual periods beginning on or after January 1, 2009
2 Effective for annual periods beginning on or after July 1, 2009
3 Effective for annual periods beginning on or after July 1, 2008

3. Business and geographical segments

Business segments

The principal activities of the Group are cars and car accessories, electrical appliances and property investment. These divisions are the basis on which the Group reports its primary segment information. Segment information about these businesses is presented below.

Six months ended June 30, 2008

	Cars and car accessories *HK$'000* (Unaudited)	Electrical appliances *HK$'000* (Unaudited)	Property investment *HK$'000* (Unaudited)	Others *HK$'000* (Unaudited)	Eliminations *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
Turnover						
External sales	428,437	103,512	515	8,457	-	540,921
Inter-segment sales	-	-	-	-	-	-
Total turnover	428,437	103,512	515	8,457	-	540,921
Results						
Segment results	13,915	2,073	151	(12,311)	-	3,828
Unallocated corporate expenses						(11,906)
Loss from operations						(8,078)
Finance costs						(3,812)
Provision for guarantee						(950)
Loss before tax						(12,840)
Income tax expenses						(473)
Loss for the period						(13,313)

Six months ended June 30, 2007

	Cars and car accessories HK$'000 (Unaudited)	Electrical appliances HK$'000 (Unaudited)	Property investment HK$'000 (Unaudited)	Others HK$'000 (Unaudited)	Eliminations HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Turnover						
External sales	338,573	98,910	7,463	12,600	–	457,546
Inter-segment sales	–	–	–	–	–	–
Total turnover	338,573	98,910	7,463	12,600	–	457,546
Results						
Segment results	2,123	27	3,384	(5,286)	–	248
Unallocated corporate expenses						(10,294)
Loss from operations						(10,046)
Finance costs						(7,690)
Share of result of an associate	(609)	–	–	–	–	(609)
Loss before tax						(18,345)
Income tax expenses						(185)
Loss for the period						(18,530)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/ services:

	Turnover by geographical market **Six months ended June 30**		Contribution to operating results **Six months ended June 30**	
	2008 ***HK$'000*** **(Unaudited)**	2007 *HK$'000* (Unaudited)	**2008** ***HK$'000*** **(Unaudited)**	2007 *HK$'000* (Unaudited)
Hong Kong	**428,242**	388,127	**885**	(294)
Singapore	**39,473**	32,564	**1,972**	777
Malaysia	**17,669**	14,896	**2,042**	859
PRC	**51,345**	15,369	**(3,776)**	(2,587)
Macau	**4,192**	5,862	**(102)**	17
Others	**–**	728	**–**	29
	540,921	457,546	**1,021**	(1,199)
Other operating income			**2,807**	1,447
Unallocated corporate expenses			**(11,906)**	(10,294)
Loss from operations			**(8,078)**	(10,046)

4. Loss from operations

	Six months ended June 30	
	2008	2007
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Loss from operations has been arrived at after charging:		
Cost of inventories recognised as expenses (included in cost of sales)	**437,954**	372,325
Amortisation of prepaid lease payments	**17**	–
Depreciation of:		
– owned assets	**4,908**	4,742
– assets held under finance leases	**376**	441
Staff costs, including directors' emoluments	**55,500**	41,800
Loss on disposal of property, plant and equipment	**–**	7
Share-based payment expenses	**–**	172
and crediting:		
Interest income	**4,815**	544
Gain on disposal of property, plant and equipment	**985**	–

5. Income tax expenses

No provision for Hong Kong Profits Tax has been provided during the period as the Group did not have assessable profits during the period (2007: 17.5%).

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

	Six months ended June 30	
	2008	2007
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Current tax:		
Hong Kong	**–**	366
Overseas	**475**	13
	475	379
Deferred tax:		
Hong Kong	**–**	(194)
Overseas	**(2)**	–
Income tax expenses attributable to the Company and its subsidiaries	**473**	185

6. Losses per share

The calculation of the basic losses per share is based on the loss for the period attributable to equity holders of the Company of approximately HK$17,825,000 (2007: HK$20,565,000) and on the weighted average number of ordinary shares in issue during the period of 306,377,710 (2007: 272,680,594 (restated)) after adjusting for the effects of bonus shares issue approved on April 30, 2008. The basic losses per share for 2007 had been adjusted accordingly.

Diluted losses per share for the periods ended June 30, 2008 and 2007 were the same as the basic losses per share. The Company's outstanding share options and convertible loan note were not included in the calculation of diluted losses per share because the effects of the Company's outstanding share options and convertible loan note were anti-dilutive.

7. Borrowings

	June 30, 2008 HK$'000 (Unaudited)	December 31, 2007 HK$'000 (Audited)
Bank overdrafts	1,147	583
Bank loans	90,937	83,750
	92,084	84,333
Secured *(note 9)*	81,376	75,309
Unsecured	10,708	9,024
	92,084	84,333
The maturities of the above loans are as follows:		
Within one year	69,799	70,827
More than one year, but not exceeding two years	3,734	2,760
More than two years, but not exceeding five years	11,644	4,305
More than five years	6,907	6,441
	92,084	84,333
Less : Amounts due within one year shown under current liabilities	(69,799)	(70,827)
Amounts due after one year	22,285	13,506

The fair values of the Group's borrowings at June 30, 2008 approximate to the corresponding carrying amounts.

8. Contingent liabilities

(a) The Company had provided corporate guarantees to certain banks for banking and other facilities make available to subsidiaries in amount of approximately HK$327,890,000 (December 31, 2007: HK$279,862,000).

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$14,321,000 (December 31, 2007: HK$24,559,000).

(c) Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company provide a guarantee amounting to a maximum of RMB11 million (approximately HK$11.8 million) in settlement of certain liabilities of the disposed entity incurred prior to disposal. During the period ended June 30, 2008, approximately HK$8,450,000 were paid under the guarantee and HK$950,000 (December 31, 2007: HK$7,500,000) has been recognised in the consolidated financial statements of the Group. At June 30, 2008, the outstanding balance of the guarantee was approximately HK$5,100,000 (December 31, 2007: HK$3,500,000).

(d) Under a share acquisition agreement signed on May 16, 2008, a subsidiary of the Company agrees to acquire 60% of the issued share capital in Creative Pacific Limited at a consideration of HK$19,500,000. The balance of the consideration of HK$9,750,000 is subject to adjustments to be made and shall be paid in two installments. For details, please refer to the Company's circular dated June 6, 2008.

9. Pledge of assets

	June 30, 2008 HK$'000 (Unaudited)	December 31, 2007 HK$'000 (Audited)
Inventories	**9,218**	19,601
Investment properties	**15,141**	7,100
Properties held for sale	**23,400**	23,400
Deposits in bank	**92,252**	86,796
Property, plant and equipment	**16,313**	–
All assets of a subsidiary	**20,887**	19,602

The amounts represent assets pledged to banks and other licensed financial institution to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2007: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FINANCIAL REVIEW

Results

For the first half of 2008, Group turnover recorded a double-digit growth of 18.2% to HK$540.9 million, compared to HK$457.5 million for the same period last year. This upsurge in turnover was mainly due to the continued growth of our car business.

Gross profit margin for the first half increased by 0.4% from 18.6% in 2007 to 19.0% in 2008 whilst gross profit increased by HK$17.8 million to HK$103.0 million (2007: HK$85.2 million).

Distribution costs were up by 33.2% to HK$41.3 million (2007: HK$31.0 million), due mainly to a general increase in these costs under the current inflationary economy together with the corresponding increase in selling costs due to enlarged turnover. The 9.5% increase in administrative expenses of HK$6.3 million from HK$66.2 million of last period to HK$72.5 million in this period is mainly attributed to increased overheads and costs incurred to achieve the corresponding increase in turnover.

The Board regrets to report a loss from operations of HK$8.1 million for the first half of 2008 (2007: HK$10.0 million). This was mainly due to the loss incurred in the "Motor Yacht" business while it was in its investment stage and the set-up costs incurred for new lifestyle products which have yet to be recovered from future revenues. However, we are confident that these negative elements will be very much mitigated, if not eliminated, in the coming months as a result of progress of business development as well as corrective measures taken against inefficient operations.

Finance costs dropped by HK$3.9 million from last period's HK$7.7 million to HK$3.8 million. This improved cash flow position was derived from the timely disposal of Wo Kee Hong Building last year.

The Board regrets to report a loss attributable to shareholders of HK$17.8 million (2007: HK$20.6 million), the reasons for which were highlighted above.

Cash flow, liquidity and financial resources

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

A net outflow of cash of HK$118.2 million (2007: HK$29.0 million) was recorded, representing the aggregate of funds used in operating, investing and financing activities in the reporting period.

At June 30, 2008, the Group had total borrowings amounting to HK$92.1 million (December 31, 2007: HK$84.3 million). The Group's long term gearing ratio stood at 6.1% (December 31, 2007: 3.6%), based on non-current liabilities (excluding deferred tax) of HK$22.4 million (December 31, 2007: HK$13.7 million) and shareholders' equity of HK$365.1 million (December 31, 2007: HK$380.4 million). The current ratio was 1.6 (December 31, 2007: 1.9), based on current assets of HK$777.0 million (December 31, 2007: HK$711.7 million) and current liabilities of HK$495.3 million (December 31, 2007: HK$384.2 million).

It is the Group's management practice to hedge foreign currency transactions with the objective to substantially stabilize costs via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the period under review. At June 30, 2008 the total outstanding foreign exchange contracts purchased with banks amounted to HK$30.4 million (December 31, 2007: HK$11.1 million).

The Group had trading facilities at June 30, 2008 amounting to HK$310.6 million (December 31, 2007: HK$274.2 million) of which HK$168.1 million (December 31, 2007: HK$150.2 million) were utilized. Certain of the Group's properties, inventories, cash deposits and all assets of a subsidiary were pledged at this period end in an aggregate amount of HK$177.2 million (December 31, 2007: HK$156.5 million) to secure facilities granted and a guarantee issued by our banks.

The Group had capital commitment at June 30, 2008 amounting to HK$24.4 million (December 31, 2007: HK$0.6 million). At June 30, 2008 the Group had contingent liabilities of approximately HK$5.1 million (December 31, 2007: HK$3.5 million) in respect of a bank guarantee issued by a subsidiary to the purchaser of the disposed associate in Jiangmen and HK$9.8 million (subject to adjustment) (December 31, 2007: nil) in respect of the acquisition of a subsidiary under an agreement signed during the reporting period.

BUSINESS REVIEW

Cars and Car Accessories

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari", "Maserati", "Alfa Romeo" and "Fiat" cars and spare parts in Hong Kong and Macau. Since the end of 2006, we had also been operating a "Ferrari" and "Maserati" car dealership in Dalian, Northern China.

Compared to the same period last year, turnover increased by 26.5% to HK$428.4 million as a result of continued growth of car trading business and our expanded service facilities and increased ownership of these brands.

Sales of the "Ferrari" 8-cylinder models, the F430 and F430 Spider, continued to be strong; the newly launched 430 Scuderia generated an excellent response in the market. For the 12-cylinder models, the 599 GTB Fiorano enjoyed great success whilst the new 612 Scaglietti "One-to-One" contributed good additional sales. The Group's order portfolio for Ferrari continued to remain healthy with an overall lead-time of close to two years for the current range. Overall interest and demand remained healthy with the launch of the F430 Scuderia model late last year adding further impetus. Although competition became more intensive, "Ferrari" retained its dominance in Hong Kong with a "Sports Car" segment share of close to 50%.

Ferrari's forthcoming model, now named the California, will be launched at the Paris Motor Show in the fourth quarter of 2008. Interest in this car is already significant, with close to 150 orders placed with the Group as at the end of June. First deliveries are expected to begin during the second quarter of 2009.

As for the other major brand, "Maserati", its brand awareness continued to increase in the market; together with the introduction of the new Quattroporte Sport GTS, the very good sales of the Quattroporte Automatic and the very high demand for the GranTurismo, "Maserati" unit sales increased by about 170% over the same period last year. The GranTurismo enjoys an order portfolio of some 12 months. Deliveries of the new "Maserati" GranTurismo S are expected to boost sales further.

Our dealership in Dalian continued to achieve budgeted results with good sales of both "Ferrari" and "Maserati" cars. Our participation in the Shenyang Motor Show made a good impression in this largest city of Northeastern China, followed by satisfactory sales. The Group is also very encouraged by having been awarded, in principle, a second dealership in China for both "Ferrari" and "Maserati" cars. We are confident that this new territory will bring in good additional sales and profit to the Group when it will open in the last quarter of 2008.

The PDI (Pre-delivery Inspection) work being carried out by the Group on behalf of Ferrari Maserati Cars International Trading Co., Ltd. in Shanghai generated good additional income with the opening of a new, dedicated PDI Centre in April.

The "Alfa Romeo" business was slow due to a highly competitive market environment. We expect to see improvement in the second half of the year. The new "Fiat" business started well, with a good number of the new Cinquecento (500) model pre-sold.

The entire Group's new and newly refurbished "Ferrari", "Maserati", "Alfa Romeo" and "Fiat" facilities are now fully operational. Plans are being made for the re-location of our Tokwawan, Kowloon "Ferrari" and "Maserati" service centre in the second half of 2008.

Electrical Appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "Sansui" and "Daewoo", and audio-visual products of our own "Rogers" and "Bodysonic" brands, "Marantz" and "Denon" audio-visual products of Japan and "Alpine" car electronics of Japan. The product ranges are well placed in the market to suit the needs of different market segments. They include high quality residential and commercial air-conditioning equipment, electrical home appliances like refrigerators, freezers, washing machines, wine coolers and car electronics products like car CD, iPod and DVD players, TV monitors and GPS navigation systems.

Turnover for the first half of 2008 was HK$103.5 million which increased by 4.7% when compared with the same period of 2007.

The exceptionally cool weather in May and the successive rainy days in June and July caused a downturn to the air-conditioning business. Jobbers and retailers were tied down with high inventory which resulted in price dumping in the market. The Group responded by lowering its inventory level and putting more effort into developing the small and medium business sectors with our commercial air-conditioners.

Our own British "Rogers" brand performed well in the period with the relaunch of the legendary LS 3/5a monitor speaker system; a total of 12 Rogers shop-in-shop counters were opened in major chain stores in Eastern China. We expect the "Rogers" business to continue to grow in the second half of 2008.

The Group was also awarded the exclusive distributorship of the top end luxurious audio brand "Steinway Lyngdorf" for Hong Kong, Macau and PRC. We are confident that this new brand will further improve the sales and profitability of our audio-visual business.

Our subsidiary in Singapore achieved the best half yearly results in the last ten years, with good business growth of "Alpine" car electronics. The "MHI" air-conditioning business in Singapore achieved good sales growth and profitability in the first half due to the introduction of the new multi-split air-conditioner, certification of the highest ratings by the National Environmental Agency, coupled with successful promotional activities and strong dealer networking. Our subsidiary in Malaysia achieved good first half yearly results with sales and profit growths due to successful implementation of our marketing strategy.

The group expects the good performance of its businesses in Singapore and Malaysia to continue in the second half of the year.

Motor Yachts

The business consists of the import and distribution of the luxurious Italian "Ferretti" brand in PRC and the leading Taiwanese "Horizon" motor yachts in Hong Kong, Macau and PRC.

2008 marks the first year for the Group to act as the exclusive distributor of "Ferretti" motor yachts in PRC. In line with our business development plan for 2008, our offices in Xiamen, Shenzhen and Shanghai are actively engaged in the network development of the "Ferretti" and "Horizon" brands through exhibitions, advertising and promotion campaigns, with one "Ferretti" yacht sold and ready for delivery during the second half of 2008, with encouraging increase in sales prospects for the remainder of 2008.

The first half of the year has also been very encouraging for Horizon with two yachts sold for delivery in 2008, and a number of orders are being secured already for 2009.

The Group expects continuing sales growth for the new business of motor yachts in the second half of 2008.

Fashion and Accessories

The business consists of the import, distribution, sub-licensing and retailing of several fashion brands including Italian "John Richmond", "Richmond 'X'", "Richmond Denim" and "Sweet Years". These are premium brands with good potential in our markets, ranging from upmarket fashion to designer casual wear. Mono brand shops of "John Richmond", "Richmond 'X'" and "Sweet Years" were opened in Hong Kong and Beijing; new shops for these brands will be opened in Hong Kong, as well as other major Chinese cities in 2008 and beyond.

The Group is also licensed to make American "Playboy" branded female intimate and swim wears and, recently, the "Playboy" ladies fashion line. Several sales counters were established in major department stores and more are planned to be set up in the coming years.

As part of our business expansion strategy, the Group acquired a controlling shareholding of 60% equity interest in Creative Pacific Limited, a company engaged in the business of design, trading and sale of apparel in PRC and, together with its subsidiaries, owns the reputed fashion brand "V-one" which comprises seven clothing lines with different styles. It also maintains a network of about 130 points of sales in the key cities of PRC.

The Group is also in the process of setting up a 50/50 joint-venture with the Italian Binda Group to distribute exclusively upmarket and lifestyle watch brands like "Breil Milano", "D&G", "Moschino" and Ducati" in Hong Kong, Macau and PRC.

The Group is working progressively to build our extensive retail network as a platform to promote the various lifestyle fashion brands represented by us. As the Hong Kong and PRC luxury markets continue to grow at a fast pace, sales growth and high profit margins are expected in the future.

PERSONNEL

At June 30, 2008, the total number of employees of the Group, excluding associates, was 426 (2007: 388), representing a 9.8% increase in headcount. This is due to the expansion of our car business group, motor yacht businesses and the set-up of retail shops in Hong Kong and PRC for prestigious branded fashion and accessories.

With the continued expansion in PRC and in the direction of securing more luxurious brands for distribution, we practised more local recruitment. The management is committed to staff motivation and training to ensure our employees remain stable and yet competitive and dynamic in the marketplace.

SUBSEQUENT EVENTS

The Group also has just entered into an exclusive distributorship agreement with the upmarket Italian fashion brand, Marina Yachting. Mono brand boutiques will be set up to promote this brand in the second half of the years.

On 2 September 2008, Smart Apex Holdings Limited, an indirect wholly-owned subsidiary of the Company, entered into an agreement with independent third parties to acquire 80% of the issued share capital in SKC Group Limited at an aggregate consideration of HK$96,200,000, subject to adjustment as detailed in the announcement of the Company dated 4 September 2008. The consideration of the acquisition is payable in cash. SKC Group Limited and its subsidiaries, which are principally engaged

in the retailing and wholesaling of children apparels, own the "Kingkow" brand name with 98 points of sales in the Greater China Region, Korea, Southeast Asia and Middle East. Details of the transaction are set out in the announcement of the Company published on 4 September 2008.

The 7.25% convertible loan note in the principal amount of HK$30,000,000 issued to Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Holdings Limited matured and was fully repaid on 5 September 2008.

On September 18, 2008, Auto Italia Limited, an approximately 70.50% owned subsidiary of the Company purchased a unit of vintage Ferrari from Mr. Richard Man Fai Lee, a Director and a controlling shareholder of the Company, for a cash consideration of HK$4.68 million. The consideration shall be paid through internal resources. Details of the transactions are set out in the announcement of the Company published on September 18, 2008.

PROSPECTS

As the general economic situations in United States, Europe and Japan weaken, we inevitably witness a slow down in our key markets in Asia. However, the Group remains optimistic of the growth in our major business sectors. This is particularly true in our luxury car and motor yachts businesses supported by forthcoming launches of exciting "Ferrari" and "Maserati" models and a comfortable order portfolio.

The newly acquired fashion brands and distribution networks of "V-one" and "Kingkow" will provide additional sales revenues to the Group. These, together with our increasing collection of fashion and watch brands, will grow the Group into an important lifestyle distribution company.

Business of the air-conditioning and audio-visual business will remain competitive.

The management sees the second half of 2008 as an opportune period of sales growth and network expansion for the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2008, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the six months ended June 30, 2008, except in relation to the separation of the role of chairman and chief executive officer under the code provision A.2.1.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. The details are set out fully in the corporate governance report in 2005 annual report.

In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE "MODEL CODE")

The Company has adopted a code of conduct for transactions in the Company's securities by the Directors that complies with the Model Code as set out in Appendix 10 of the Listing Rules. Followed specific enquiries by the Company, all Directors have confirmed that they have complied with the required standards as set out in the Model Code throughout the six months ended June 30, 2008.

AUDIT COMMITTEE

The Company set up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to "A Guide for Effective Audit Committee" issued by the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants) in February 2002 and the Code on Corporate Governance Practices.

The Audit Committee of the Company has reviewed the interim accounts and the Interim Report 2008, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 18, 2008

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

Note: For the sole purpose of this announcement, PRC excludes Hong Kong and Macau Special Administrative Regions.

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

(Stock Code 股份代號: 720)

Brand ... eart



Interim Report 2008
二零零八年中期報告

Brand with a Heart

Company's Vision

The world is striving towards a harmonic civilisation; our greatest achievement is the partaking in this paramount journey.

公司遠景

世界正在努力邁向和諧文明，我們最大的成就是參與此偉大的旅程。

Contents
目錄

For the sole purpose of this Interim Report, the People's Republic of China ("PRC") excludes Hong Kong and Macau Special Administrative Regions and Taiwan.

僅就本中期報告而言，中華人民共和國(「中國」)不包括香港及澳門特別行政區及台灣。

INTRODUCTION

WO KEE HONG (HOLDINGS) LIMITED is an investment holding company. Its subsidiaries were principally engaged in the import, marketing and distribution of cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products and property investment.

簡介

和記行(集團)有限公司為一家投資控股公司。其附屬公司主要經營入口、市場推廣及分銷汽車及汽車配件、機動遊艇、直升機、高檔時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品與物業投資。

FINANCIAL REVIEW

Results

For the first half of 2008, Group turnover recorded a double-digit growth of 18.2% to HK$540.9 million, compared to HK$457.5 million for the same period last year. This upsurge in turnover was mainly due to the continued growth of our car business.

Gross profit margin for the first half increased by 0.4% from 18.6% in 2007 to 19.0% in 2008 whilst gross profit increased by HK$17.8 million to HK$103.0 million (2007: HK$85.2 million).

Distribution costs were up by 33.2% to HK$41.3 million (2007: HK$31.0 million), due mainly to a general increase in these costs under the current inflationary economy together with the corresponding increase in selling costs due to enlarged turnover. The 9.5% increase in administrative expenses of HK$6.3 million from HK$66.2 million of last period to HK$72.5 million in this period is mainly attributed to increased overheads and costs incurred to achieve the corresponding increase in turnover.

The Board regrets to report a loss from operations of HK$8.1 million for the first half of 2008 (2007: HK$10.0 million). This was mainly due to the loss incurred in the "Motor Yacht" business while it was in its investment stage and the set-up costs incurred for new lifestyle products which have yet to be recovered from future revenues. However, we are confident that these negative elements will be very much mitigated, if not eliminated, in the coming months as a result of progress of business development as well as corrective measures taken against inefficient operations.

財務回顧

業績

於二零零八年上半年，本集團營業額達港幣540,900,000元，較去年同期之港幣457,500,000元錄得18.2%之雙位數增幅。營業額上升，主要是由於本集團汽車業務持續增長所致。

上半年毛利率由二零零七年之18.6%上升0.4%至二零零八年之19.0%，而毛利則增加港幣17,800,000元至港幣103,000,000元(二零零七年：港幣85,200,000元)。

分銷成本增加33.2%至港幣41,300,000元(二零零七年：港幣31,000,000元)，主要是由於在現時通脹經濟下整體成本上升，以及因營業額增長導致銷售成本相應增加。行政費用由去年同期港幣66,200,000元，增加港幣6,300,000元至本期間港幣72,500,000元，增幅為9.5%，主要由於營業額相應增長所產生之開銷及成本上升所致。

董事會惋然報告，於二零零八年首六個月本集團錄得經營虧損港幣8,100,000元(二零零七年：港幣10,000,000元)。主要因素如下：「機動遊艇」業務於投資階段所招致之虧損，以及時尚生活產品招致啟動成本，有關成本將會從未來收入中收回。然而，隨著業務取得進展加上針對欠缺效率的營運而採取修正措施，吾等深信該等負面問題即使於未來數月未能消除，亦會大為減輕。

Finance costs dropped by HK$3.9 million from last period's HK$7.7 million to HK$3.8 million. This improved cash flow position was derived from the timely disposal of Wo Kee Hong Building last year.

財務費用由去年同期港幣7,700,000元減少港幣3,900,000元至港幣3,800,000元。上述現金流狀況得到改善，是由於去年適時出售和記行大廈所致。

The Board regrets to report a loss attributable to shareholders of HK$17.8 million (2007: HK$20.6 million), the reasons for which were highlighted above.

董事會惋然報告股東應佔虧損為港幣17,800,000元（二零零七年：港幣20,600,000元），原因概要見上文。

Cash flow, liquidity and financial resources

現金流量、流動資金及財務資源

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

本集團所需資金以綜合其股本基礎、經營業務所得之現金流量及銀行貸款獲取。一如既往，日常業務中之銀行及其他負債均能於到期日清償。

A net outflow of cash of HK$118.2 million (2007: HK$29.0 million) was recorded, representing the aggregate of funds used in operating, investing and financing activities in the reporting period.

本集團錄得現金淨流出港幣118,200,000元（二零零七年：港幣29,000,000元），乃為報告期內用於經營、投資及融資資金之總額。

At June 30, 2008, the Group had total borrowings amounting to HK$92.1 million (December 31, 2007: HK$84.3 million). The Group's long term gearing ratio stood at 6.1% (December 31, 2007: 3.6%), based on non-current liabilities (excluding deferred tax) of HK$22.4 million (December 31, 2007: HK$13.7 million) and shareholders' equity of HK$365.1 million (December 31, 2007: HK$380.4 million). The current ratio was 1.6 (December 31, 2007: 1.9), based on current assets of HK$777.0 million (December 31, 2007: HK$711.7 million) and current liabilities of HK$495.3 million (December 31, 2007: HK$384.2 million).

本集團於二零零八年六月三十日之總貸款為港幣92,100,000元（二零零七年十二月三十一日：港幣84,300,000元）。根據非流動負債（不包括遞延稅項）港幣22,400,000元（二零零七年十二月三十一日：港幣13,700,000元）及股東權益港幣365,100,000元（二零零七年十二月三十一日：港幣380,400,000元）為基數計算，本集團長期負債比率為6.1%（二零零七年十二月三十一日：3.6%）。根據流動資產港幣777,000,000元（二零零七年十二月三十一日：港幣711,700,000元）及流動負債港幣495,300,000元（二零零七年十二月三十一日：港幣384,200,000元）為基數計算，流動比率為1.6（二零零七年十二月三十一日：1.9）。

It is the Group's management practice to hedge foreign currency transactions with the objective to substantially stabilize costs via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the period under review. At June 30, 2008 the total outstanding foreign exchange contracts purchased with banks amounted to HK$30.4 million (December 31, 2007: HK$11.1 million).

根據本集團之慣常管理方式，會透過與吾等之銀行進行對沖外匯交易，鎖定匯率以求穩定成本。因此，本集團於回顧期內並無承擔重大之匯率波動及相關對沖工具風險。於二零零八年六月三十日，未到期履約之銀行期匯合約總額為港幣30,400,000元（二零零七年十二月三十一日：港幣11,100,000元）。

The Group had trading facilities at June 30, 2008 amounting to HK$310.6 million (December 31, 2007: HK$274.2 million) of which HK$168.1 million (December 31, 2007: HK$150.2 million) were utilized. Certain of the Group's properties, inventories, cash deposits and all assets of a subsidiary were pledged at this period end in an aggregate amount of HK$177.2 million (December 31, 2007: HK$156.5 million) to secure facilities granted and a guarantee issued by our banks.

於二零零八年六月三十日，本集團之貿易信貸額為港幣310,600,000元（二零零七年十二月三十一日：港幣274,200,000元），當中港幣168,100,000元（二零零七年十二月三十一日：港幣150,200,000元）已動用。於期末，本集團若干物業、存貨、銀行存款及一間附屬公司之全部資產合共港幣177,200,000元（二零零七年十二月三十一日：港幣156,500,000元）經已抵押，以獲取銀行給予之信貸及發出之一項擔保。

The Group had capital commitment at June 30, 2008 amounting to HK$24.4 million (December 31, 2007: HK$0.6 million). At June 30, 2008 the Group had contingent liabilities of approximately HK$5.1 million (December 31, 2007: HK$3.5 million) in respect of a bank guarantee issued by a subsidiary to the purchaser of the disposed associate in Jiangmen and HK$9.8 million (subject to adjustment) (December 31, 2007: nil) in respect of the acquisition of a subsidiary under an agreement signed during the reporting period.

本集團於二零零八年六月三十日有重大資本承擔港幣24,400,000元（二零零七年十二月三十一日：港幣600,000元）。於二零零八年六月三十日，本集團之或然負債包括有關一間附屬公司向所出售江門聯營公司之買方發出一項銀行擔保約港幣5,100,000元（二零零七年十二月三十一日：港幣3,500,000元），以及有關根據報告期內簽訂之協議收購一間附屬公司之港幣9,800,000元（可予調整）（二零零七年十二月三十一日：無）。

BUSINESS REVIEW

業務回顧

Cars and Car Accessories

汽車及汽車配件

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari", "Maserati", "Alfa Romeo" and "Fiat" cars and spare parts in Hong Kong and Macau. Since the end of 2006, we had also been operating a "Ferrari" and "Maserati" car dealership in Dalian, Northern China.

此業務主要包括意大利「法拉利」、「瑪莎拉蒂」、「愛快 • 羅蜜歐」及「Fiat」汽車及配件於香港及澳門之進口、分銷及售後服務。自二零零六年年底起，吾等亦一直在華北之大連經營「法拉利」及「瑪莎拉蒂」汽車經銷店。

Compared to the same period last year, turnover increased by 26.5% to HK$428.4 million as a result of continued growth of car trading business and our expanded service facilities and increased ownership of these brands.

由於汽車貿易業務持續增長、擴充服務設施及擴大該等品牌的擁有權，與去年同期比較，營業額增加26.5%至港幣428,400,000元。

Sales of the "Ferrari" 8-cylinder models, the F430 and F430 Spider, continued to be strong; the newly launched 430 Scuderia generated an excellent response in the market. For the 12-cylinder models, the 599 GTB Fiorano enjoyed great success whilst the new 612 Scaglietti "One-to-One" contributed good additional sales. The Group's order portfolio for "Ferrari" continued to remain healthy with an overall lead-time of close to two years for the current range. Overall interest and demand remained healthy with the launch of the

「法拉利」8汽缸型號F430及F430 Spider之銷售額仍然強勁，而新推出之430 Scuderia在市場反應熱烈。至於12汽缸型號，599 GTB Fiorano銷售成績斐然，而嶄新的612 Scaglietti「One-to-One」亦貢獻可觀的額外銷售額。本集團之「法拉利」訂單組合維持穩健，現時產品類別之整體交貨期接近兩年。市場整體興趣及需求仍然理想，去年底推出F430 Scuderia型號帶來進一步動力。雖然競爭變得更為熾熱，「法拉利」在香港仍保

F430 Scuderia model late last year adding further impetus. Although competition became more intensive, "Ferrari" retained its dominance in Hong Kong with a "Sports Car" segment share of close to 50%.

持領導地位，在「跑車」市場的佔有率接近50%。

"Ferrari's" forthcoming model, now named the California, will be launched at the Paris Motor Show in the fourth quarter of 2008. Interest in this car is already significant, with close to 150 orders placed with the Group as at the end of June. First deliveries are expected to begin during the second quarter of 2009.

「法拉利」即將推出市面的新型號現稱為California，將於二零零八年第四季在巴黎汽車展中展出。該汽車型號已引來市場極大興趣，截至六月底本集團已接獲接近150份訂單。預期將於二零零九年第二季開始第一批付運。

As for the other major brand, "Maserati", its brand awareness continued to increase in the market; together with the introduction of the new Quattroporte Sport GTS, the very good sales of the Quattroporte Automatic and the very high demand for the GranTurismo, "Maserati" unit sales increased by about 170% over the same period last year. The GranTurismo enjoys an order portfolio of some 12 months. Deliveries of the new "Maserati" GranTurismo S are expected to boost sales further.

至於其他主要品牌，「瑪莎拉蒂」在市場的品牌知名度繼續上升，加上推出嶄新之Quattroporte Sport GTS、Quattroporte Automatic之銷售成績突出，以及GranTurismo的市場需求龐大，使「瑪莎拉蒂」之單位銷售額較去年同期增加約170%。GranTurismo訂單組合之交貨期約為12個月。新「瑪莎拉蒂」GranTurismo S預期可刺激銷售額進一步增長。

Our dealership in Dalian continued to achieve budgeted results with good sales of both "Ferrari" and "Maserati" cars. Our participation in the Shenyang Motor Show made a good impression in this largest city of Northeastern China, followed by satisfactory sales. The Group is also very encouraged by having been awarded, in principle, a second dealership in China for both "Ferrari" and "Maserati" cars. We are confident that this new territory will bring in good additional sales and profit to the Group when it will open in the last quarter of 2008.

本集團之大連經銷店業績符合預期，「法拉利」及「瑪莎拉蒂」汽車之銷售情況均理想。本集團在中國東北最大城市－瀋陽市，參與瀋陽汽車展，在該市留下良好印象，隨之取得滿意之銷售成績。本集團已原則上獲授「法拉利」及「瑪莎拉蒂」汽車在中國之第二個經銷權，對此本集團感到十分鼓舞。本集團深信，當新的經銷店於二零零八年最後一季開業後，將為本集團帶來可觀之額外銷售額及利潤。

The PDI (Pre-delivery Inspection) work being carried out by the Group on behalf of Ferrari Maserati Cars International Trading Co., Ltd. in Shanghai generated good additional income with the opening of a new, dedicated PDI Centre in April.

隨著全新和專門的PDI中心於四月開幕，本集團承包法拉利瑪沙拉蒂汽車國際貿易(上海)有限公司在上海進行之PDI(付運前檢查)工作帶來可觀額外收入。

The "Alfa Romeo" business was slow due to a highly competitive market environment. We expect to see improvement in the second half of the year. The new "Fiat" business started well, with a good number of the new Cinquecento (500) model pre-sold.

由於高度競爭之市場環境，「愛快 • 羅蜜歐」業務有所放緩，而本集團預期於今年下半年會有改善。新的「Fiat」業務開展情況理想，已預售不少部嶄新Cinquecento (500)型號汽車。

The entire Group's new and newly refurbished "Ferrari", "Maserati", "Alfa Romeo" and "Fiat" facilities are now fully operational. Plans are being made for the re-location of our Tokwawan, Kowloon "Ferrari" and "Maserati" service centre in the second half of 2008.

本集團全新及剛翻新之「法拉利」、「瑪莎拉蒂」、「愛快•羅蜜歐」及「Fiat」全部設施現已全面營運。本集團現正計劃於二零零八年下半年,搬遷位於九龍土瓜灣之「法拉利」及「瑪莎拉蒂」服務中心。

Electrical Appliances

電器

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "Sansui" and "Daewoo", and audio-visual products of our own "Rogers" and "Bodysonic" brands, "Marantz" and "Denon" audio-visual products of Japan and "Alpine" car electronics of Japan. The product ranges are well placed in the market to suit the needs of different market segments. They include high quality residential and commercial air-conditioning equipment, electrical home appliances like refrigerators, freezers, washing machines, wine coolers and car electronics products like car CD, iPod and DVD players, TV monitors and GPS navigation systems.

此業務包括對主要品牌「三菱重工」(日本三菱重工業株式會社)、「北極牌」、「山水」及「大宇」不同系列之家用及商用空調與家用電器產品、本集團自身品牌「樂爵士」及「先力」影音產品、日本「馬蘭士」及「天龍」影音產品以及日本「阿爾派」汽車電子產品之市場推廣及分銷。該等產品各有不同檔次,種類繁多,可滿足不同市場之需求,當中包括優質住宅及商用空調設備、家用電器(如雪櫃、冰箱、洗衣機及酒櫃)及汽車電子產品(如汽車CD、iPod及DVD播放機、電視顯示屏及全球定位導航系統)。

Turnover for the first half of 2008 was HK$103.5 million which increased by 4.7% when compared with the same period of 2007.

二零零八年上半年之營業額為港幣103,500,000元,較二零零七年同期增加4.7%。

The exceptionally cool weather in May and the successive rainy days in June and July caused a downturn to the air-conditioning business. Jobbers and retailers were tied down with high inventory which resulted in price dumping in the market. The Group responded by lowering its inventory level and putting more effort into developing the small and medium business sectors with our commercial air-conditioners.

五月反常的清涼天氣及六月和七月持續多日降雨,導致空調業務倒退。批發商及零售商屯積大量存貨,引致市場出現減價促銷。本集團因此作出應變,降低存貨水平,並加大力度發展中小企之商用空調市場。

Our own British "Rogers" brand performed well in the period with the relaunch of the legendary LS 3/5a monitor speaker system; a total of 12 Rogers shop-in-shop counters were opened in major chain stores in Eastern China. We expect the "Rogers" business to continue to grow in the second half of 2008.

本集團自身品牌「樂爵士」於期內業績理想,再度推出經典的LS 3/5a鑑聽級揚聲器;並在華東之大型連鎖店內開設合共12個店內專櫃。本集團預期「樂爵士」業務將於二零零八年下半年繼續增長。

The Group was also awarded the exclusive distributorship of the top end luxurious audio brand "Steinway Lyngdorf" for Hong Kong, Macau and PRC. We are confident that this new brand will further improve the sales and profitability of our audio-visual business.

本集團亦獲得高檔豪華音響品牌「Steinway Lyngdorf」在香港、澳門及中國之獨家分銷權。本集團深信該新品牌將可進一步改善本集團影音業務之銷售及盈利能力。

Our subsidiary in Singapore achieved the best half yearly results in the last ten years, with good business growth of "Alpine" car electronics. The "MHI" air-conditioning business in Singapore achieved good sales growth and profitability in the first half due to the introduction of the new multi-split air-conditioner, certification of the highest ratings by the National Environmental Agency, coupled with successful promotional activities and strong dealer networking. Our subsidiary in Malaysia achieved good first half yearly results with sales and profit growths due to successful implementation of our marketing strategy.

本集團在新加坡之附屬公司取得過去十年以來最佳之半年度業績，其中「阿爾派」汽車電子產品業務有出色之增長。新加坡「三菱重工」空調業務推出嶄新分體式空調(獲新加坡國家環境局最高評分之認證)，加上成功之宣傳活動及強大之經銷網絡，因此該業務之銷售及盈利能力於上半年有理想增長。本集團在馬來西亞之附屬公司成功實行本集團之市場策略，取得理想之半年度業績，銷售額及盈利均有所增長。

The group expects the good performance of its businesses in Singapore and Malaysia to continue in the second half of the year.

本集團預期新加坡及馬來西亞業務之良好表現可於今年下半年持續。

Motor Yachts

機動遊艇

The business consists of the import and distribution of the luxurious Italian "Ferretti" brand in PRC and the leading Taiwanese "Horizon" motor yachts in Hong Kong, Macau and PRC.

此業務包括在中國經營意大利高級品牌「法拉帝」及在香港、澳門及中國經營佔領導地位的台灣品牌「嘉鴻」等機動遊艇之進口代理業務。

2008 marks the first year for the Group to act as the exclusive distributor of "Ferretti" motor yachts in PRC. In line with our business development plan for 2008, our offices in Xiamen, Shenzhen and Shanghai are actively engaged in the network development of the "Ferretti" and "Horizon" brands through exhibitions, advertising and promotion campaigns, with one "Ferretti" yacht sold and ready for delivery during the second half of 2008, with encouraging increase in sales prospects for the remainder of 2008.

二零零八年是本集團擔任「法拉帝」機動遊艇的中國獨家經銷商之第一年。為配合本集團二零零八年之業務發展計劃，本集團在廈門、深圳及上海之辦事處透過舉辦展覽、進行廣告及宣傳活動，積極從事「法拉帝」及「嘉鴻」品牌之網絡發展，並已售出一艘「法拉帝」機動遊艇，已準備於二零零八年下半年付運，而二零零八年餘下時間之銷售前景亦甚樂觀。

The first half of the year has also been very encouraging for "Horizon" with two yachts sold for delivery in 2008, and a number of orders are being secured already for 2009.

本年度上半年「嘉鴻」品牌之業績令人鼓舞，於二零零八年已售出兩艘遊艇和準備付運，並已為二零零九年落實多項訂單。

The Group expects continuing sales growth for the new business of motor yachts in the second half of 2008.

本集團預期新開展的機動遊艇業務於二零零八年下半年將繼續錄得銷售增長。

Fashion and Accessories

The business consists of the import, distribution, sub-licensing and retailing of several fashion brands including Italian "John Richmond", "Richmond 'X'", "Richmond Denim" and "Sweet Years". These are premium brands with good potential in our markets, ranging from upmarket fashion to designer casual wear. Mono brand shops of "John Richmond", "Richmond 'X'" and "Sweet Years" were opened in Hong Kong and Beijing; new shops for these brands will be opened in Hong Kong, as well as other major Chinese cities in 2008 and beyond.

The Group is also licensed to make American "Playboy" branded female intimate and swim wears and, recently, the "Playboy" ladies fashion line. Several sales counters were established in major department stores and more are planned to be set up in the coming years.

As part of our business expansion strategy, the Group acquired a controlling shareholding of 60% equity interest in Creative Pacific Limited, a company engaged in the business of design, trading and sale of apparel in PRC and, together with its subsidiaries, owns the reputed fashion brand "V-one" which comprises seven clothing lines with different styles. It also maintains a network of about 130 points of sales in the key cities of PRC.

The Group is also in the process of setting up a 50/50 joint-venture with the Italian Binda Group to distribute exclusively upmarket and lifestyle watch brands like "Breil Milano", "D&G", "Moschino" and Ducati" in Hong Kong, Macau and PRC.

The Group is working progressively to build our extensive retail network as a platform to promote the various lifestyle fashion brands represented by us. As the Hong Kong and PRC luxury markets continue to grow at a fast pace, sales growth and high profit margins are expected in the future.

時裝及配飾

此業務包括意大利「John Richmond」、「Richmond "X"」、「Richmond Denim」及「Sweet Years」等多個時裝品牌的進口、分銷、特許權及零售業務。該等高檔品牌囊括高級時裝及名牌便服，於吾等運營的市場甚具潛力。本集團經已於香港及北京開設「John Richmond」、「Richmond "X"」及「Sweet Years」各自的品牌專門店，並將於二零零八年及以後在香港以及其他中國主要城市為上述品牌開設新店。

本集團亦獲授特許權生產美國「Playboy」品牌的女裝內衣及泳裝，而最近亦獲授特許權生產「Playboy」女士時裝系列。本集團已在多個主要百貨公司設立銷售專櫃，並已計劃於未來數年增設專櫃。

作為本集團業務擴展策略之一部份，本集團購入佔香港新概念控股有限公司60%權益之控制性股權。該公司在中國從事設計、買賣及銷售服裝，連同其附屬公司擁有著名時裝品牌「V-one」(包括七個不同風格之服裝系列)，並在中國各大主要城市設有約130個銷售點之網絡。

本集團亦正與意大利Binda集團組成各佔50%權益之合營公司，在香港、澳門及中國獨家分銷「Breil Milano」、「D&G」、「Moschino」及「Ducati」等高檔次及時尚手錶品牌。

本集團正循序漸進，建立覆蓋面廣闊之零售網絡作為平台，以推銷由本集團代理之多款時尚時裝品牌。中港兩地的高檔奢侈消費市場持續高速增長，故預期日後的銷售額及盈利將繼續攀升。

PERSONNEL

At June 30, 2008, the total number of employees of the Group, excluding associates, was 426 (2007: 388), representing a 9.8% increase in headcount. This is due to the expansion of our car business group, motor yacht businesses and the set-up of retail shops in Hong Kong and PRC for prestigious branded fashion and accessories.

With the continued expansion in PRC and in the direction of securing more luxurious brands for distribution, we practised more local recruitment. The management is committed to staff motivation and training to ensure our employees remain stable and yet competitive and dynamic in the marketplace.

員工

於二零零八年六月三十日，本集團之員工總數(聯營公司僱員除外)為426人(二零零七年：388人)，總人數增加9.8%，乃由於汽車業務部及機動遊艇業務擴張，以及在香港及中國為高級品牌時裝及配飾業務開設零售店所致。

隨著在中國的業務持續擴張及在獲取分銷更多高級品牌的方向指引下，吾等進行更多當地招聘。管理層致力提高員工士氣及提供培訓，以確保本公司僱員保持穩定及在市場上具有競爭力及活力。

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2007: nil).

中期股息

董事議決不宣派中期股息(二零零七年：無)。

SUBSEQUENT EVENTS

The Group also has just entered into an exclusive distributorship agreement with the upmarket Italian fashion brand, Marina Yachting. Mono brand boutiques will be set up to promote this brand in the second half of the years.

On September 2, 2008, Smart Apex Holdings Limited, an indirect wholly-owned subsidiary of the Company, entered into an agreement with independent third parties to acquire 80% of the issued share capital in SKC Group Limited at an aggregate consideration of HK$96,200,000, subject to adjustment as detailed in the announcement of the Company dated September 4, 2008. The consideration of the acquisition is payable in cash. SKC Group Limited and its subsidiaries, which are principally engaged in the retailing and wholesaling of children apparels, own the "Kingkow" brand name with 98 points of sales in the Greater China Region, Korea, Southeast Asia and Middle East. Details of the transaction are set out in the announcement of the Company published on September 4, 2008.

The 7.25% convertible loan note in the principal amount of HK$30,000,000 issued to Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Holdings Limited matured and was fully repaid on September 5, 2008.

結算日後事項

本集團亦剛與高檔意大利時裝品牌「Marina Yachting」訂立獨家分銷協議。本集團將於下半年設立該品牌的時裝專門店，以推廣此品牌。

於二零零八年九月二日，本公司之全資附屬公司俊峰控股有限公司與獨立第三方訂立協議，以收購韻揚集團有限公司已發行股本之80%，總代價為港幣96,200,000元，惟可按本公司日期為二零零八年九月四日之公告所詳述方式作出調整。收購之代價須以現金支付。韻揚集團有限公司及其附屬公司主要從事兒童服裝零售及批發，擁有「小笑牛」(Kingkow)品牌，於大中華地區、韓國、東南亞及中東設有98個銷售點。交易之詳情載於本公司於二零零八年九月四日刊發之公告。

向錦興集團有限公司之全資附屬公司Cross Profit Capital Limited發行總額港幣30,000,000元之7.25%票息可換股貸款票據經已到期，並已於二零零八年九月五日全數償還。

On September 18, 2008, Auto Italia Limited, an approximately 70.50% owned subsidiary of the Company purchased a unit of vintage Ferrari from Mr. Richard Man Fai Lee, a Director and a controlling shareholder of the Company, for a cash consideration of HK$4.68 million. The consideration shall be paid through internal resources. Details of the transactions are set out in the announcement of the Company published on September 18, 2008.

於二零零八年九月十八日，快意汽車有限公司(本公司擁有約70.50%權益之附屬公司)以現金代價港幣4,680,000元向李文輝先生(本公司董事兼控股股東)購買一輛古董法拉利汽車。代價將以內部資源方式繳付。有關交易之詳情載於本公司於二零零八年九月十八日刊發之公告。

PROSPECTS

前景

As the general economic situations in United States, Europe and Japan weaken, we inevitably witness a slow down in our key markets in Asia. However, the Group remains optimistic of the growth in our major business sectors. This is particularly true in our luxury car businesses supported by forthcoming launches of exciting "Ferrari" and "Maserati" models and a comfortable order portfolio.

由於美國、歐洲及日本之整體經濟情況轉弱，本集團在亞洲主要市場之業務難免放緩。然而，本集團對主要業務分部之增長仍然樂觀。尤其即將推出令人興奮的「法拉利」及「瑪莎拉蒂」型號，加上手上充裕的訂單組合，令豪華汽車業務得到支持。

The newly acquired fashion brands and distribution networks of "V-one" and the soon to be acquired brand and distribution network of "Kingkow" will provide additional sales revenues to the Group. These, together with our increasing collection of fashion and watch brands, will grow the Group into an important lifestyle distribution company.

新購入之「V-one」及快將完成收購之「小笑牛」(Kingkow)時裝品牌及分銷網絡將為本集團帶來額外銷售收入。該等品牌連同本集團增加之時裝及手錶品牌，將帶動本集團成為舉足輕重之時尚產品分銷公司。

Business of the air-conditioning and audio-visual business will remain competitive.

空調及影音業務仍會處於競爭環境中。

The management sees the second half of 2008 as an opportune period of sales growth and network expansion for the Group.

管理層認為二零零八年下半年將是本集團銷售增長及擴展網絡之適當時期。

For the six months ended June 30, 2008
截至二零零八年六月三十日止六個月

		Notes 附註	**2008 二零零八年 HK$'000 港幣千元 (Unaudited) (未經審核)**	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)
Turnover	**營業額**	3	**540,921**	457,546
Cost of sales	銷售成本		**(437,954)**	(372,325)
Gross profit	毛利		**102,967**	85,221
Other operating income	其他營業收入		**2,807**	1,447
Distribution costs	分銷成本		**(41,335)**	(30,990)
Administrative expenses	行政費用		**(72,517)**	(66,232)
Fair value gains on investment properties	投資物業公平值收益		**–**	508
Loss from operations	**經營虧損**	4	**(8,078)**	(10,046)
Finance costs	財務費用	5	**(3,812)**	(7,690)
Provision for guarantee	擔保撥備		**(950)**	–
Share of results of associates	應佔聯營公司業績		**–**	(609)
Loss before tax	除税前虧損		**(12,840)**	(18,345)
Income tax expenses	所得税開支	6	**(473)**	(185)
Loss for the period	**本期間虧損**		**(13,313)**	(18,530)
Attributable to:	**應佔：**			
Equity holders of the Company	本公司權益持有人		**(17,825)**	(20,565)
Minority interests	少數股東權益		**4,512**	2,035
			(13,313)	(18,530)
Losses per share for losses attributable to the equity holders of the Company	**本公司權益持有人應佔之每股虧損**			
– Basic and diluted (restated)	– 基本及攤薄(重列)	7	**(5.82) cents仙**	(7.54) cents仙
Dividends	**股息**	8	**NIL無**	NIL無

At June 30, 2008
於二零零八年六月三十日

		Notes 附註	June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Non-current assets	**非流動資產**			
Investment properties	投資物業	9	**17,641**	9,600
Property, plant and equipment	物業、廠房及設備	10	**47,453**	44,541
Prepaid lease payments	預付租賃款項		**1,565**	1,558
Goodwill	商譽		**27,087**	2,787
Interests in associates	於聯營公司之權益		**114**	–
Available-for-sale financial assets	可供出售之金融資產		**30,527**	30,527
Deferred tax assets	遞延稅項資產		**18**	16
			124,405	89,029
Current assets	**流動資產**			
Inventories	存貨	11	**248,206**	124,993
Properties held for sale, at net realisable value	持作出售物業之可變現淨值		**23,400**	23,400
Trade and other receivables	貿易往來及其他應收賬款	12	**221,596**	185,075
Amounts due from associates	應收聯營公司款項		**34,974**	14,260
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產		**17**	17
Cash and cash equivalents	現金及現金等值項目		**248,850**	363,949
			777,043	711,694
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款	13	**359,670**	243,956
Bills payables	應付票據		**32,903**	36,758
Tax payables	應付稅項		**1,363**	162
Amounts due to related companies	應付關聯公司款項		**974**	1,343
Convertible loan note	可換股貸款票據		**30,538**	30,207
Obligations under finance leases – due within one year	一年內到期之融資租賃債務		**74**	936
Borrowings – due within one year	一年內到期之貸款	14	**69,799**	70,827
			495,321	384,189
Net current assets	**流動資產淨值**		**281,722**	327,505
Total assets less current liabilities	**資產總值減流動負債**		**406,127**	416,534

At June 30, 2008
於二零零八年六月三十日

		Notes 附註	**June 30, 2008** **二零零八年六月三十日** **HK$'000** **港幣千元** **(Unaudited)** **(未經審核)**	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Non-current liabilities	**非流動負債**			
Obligations under finance leases – due after one year	一年後到期之融資租賃債務		**141**	168
Borrowings – due after one year	一年後到期之貸款	14	**22,285**	13,506
Deferred tax liabilities	遞延稅項負債		**6**	6
			22,432	13,680
Net assets	**資產淨值**		**383,695**	402,854
Capital and reserves	**資本及儲備**			
Share capital	股本	15	**30,638**	255,314
Reserves	儲備		**334,476**	125,064
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益		**365,114**	380,378
Minority interests	少數股東權益		**18,581**	22,476
Total equity	**總權益**		**383,695**	402,854

Condensed Consolidated Cash Flow Statement
簡明綜合現金流量表

For the six months ended June 30, 2008
截至二零零八年六月三十日止六個月

		2008 **二零零八年** **HK$'000** **港幣千元** **(Unaudited)** **(未經審核)**	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)
Net cash used in operating activities	經營業務所用現金淨額	**(91,643)**	(17,062)
Net cash used in investing activities	投資業務所用現金淨額	**(24,155)**	(6,209)
Net cash used in financing activities	融資業務所用現金淨額	**(2,466)**	(5,755)
Net decrease in cash and cash equivalents	現金及現金等值項目減少淨額	**(118,264)**	(29,026)
Cash and cash equivalents at January 1	於一月一日之現金及現金等值項目	**363,366**	22,023
Effect of foreign currency exchange rate changes	外幣匯率變動之影響	**2,601**	448
Cash and cash equivalents at June 30	於六月三十日之現金及現金等值項目	**247,703**	(6,555)
Analysis of the balances of cash and cash equivalents	**現金及現金等值項目結餘分析**		
Being :	即：		
Cash and cash equivalents	現金及現金等值項目	**248,850**	17,870
Bank overdrafts	銀行透支	**(1,147)**	(24,603)
Cash and cash equivalents included in non-current assets held for sale	包括在持作買賣之非流動資產之現金及現金等值項目	**–**	178
		247,703	(6,555)

For the six months ended June 30, 2008
截至二零零八年六月三十日止六個月

(Unaudited)
(未經審核)
Attributable to equity holders of the Company
本公司權益持有人應佔

		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Share options reserve 優先認股權儲備 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Equity component of convertible loan note 可換股貸款票據之權益部份 HK$'000 港幣千元	Contributed surplus 繳入盈餘 HK$'000 港幣千元	Other reserves 其他儲備 HK$'000 港幣千元	(Accumulated losses)/retained profit (累計虧損)/保留盈利 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2008	於二零零八年一月一日	255,314	4,960	916	2,017	(4,170)	185	-	151,236	(30,080)	22,476	402,854
Arising from capital reduction	削減股本所產生	(229,782)	-	-	-	-	-	229,782	-	-	-	-
Elimination of accumulated losses upon capital reorganisation	股本重組時撇銷累計虧損	-	-	-	-	-	-	(229,782)	-	229,782	-	-
Issue of bonus shares	發行紅股	5,106	-	-	-	-	-	-	-	(5,106)	-	-
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兌差額	-	-	-	-	2,561	-	-	-	-	287	2,848
Increase in minority interest resulting from acquisition of a subsidiary	因收購附屬公司而產生之少數股東權益增加	-	-	-	-	-	-	-	-	-	(8,694)	(8,694)
(Loss)/profit for the period	期內(虧損)/盈利	-	-	-	-	-	-	-	-	(17,825)	4,512	(13,313)
At June 30, 2008	於二零零八年六月三十日	30,638	4,960	916	2,017	(1,609)	185	-	151,236	176,771	18,581	383,695

(Unaudited)
(未經審核)
Attributable to equity holders of the Company
本公司權益持有人應佔

		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Share options reserve 優先認股權儲備 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Equity component of convertible loan note 可換股貸款票據之權益部份 HK$'000 港幣千元	Other reserves 其他儲備 HK$'000 港幣千元	Accumulated Losses 累計虧損 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2007	於二零零七年一月一日	221,615	-	916	-	(4,155)	185	151,236	(65,821)	15,003	318,979
Issue of ordinary shares upon exercise of share options	因行使優先認股權而發行普通股	100	-	-	-	-	-	-	-	-	100
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兌差額	-	-	-	-	146	-	-	-	302	448
Share-based payment expenses	股份付款開支	-	-	-	172	-	-	-	-	-	172
(Loss)/profit for the period	期內(虧損)/盈利	-	-	-	-	-	-	-	(20,565)	2,035	(18,530)
At June 30, 2007	於二零零七年六月三十日	221,715	-	916	172	(4,009)	185	151,236	(86,386)	17,340	301,169

1. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant Hong Kong Accounting Standards ("HKASs"), Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed consolidated financial statements have been prepared under the historical cost basis, except for certain financial instruments that are measured at fair values.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2007.

The accounting policies used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the preparation of the Group's annual consolidated financial statements for the year ended December 31, 2007, except for the accounting policy disclosed herein.

1. 主要會計政策

編製基準

本集團已根據香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」、其他相關之香港會計準則、詮釋及香港財務報告準則(「香港財務報告準則」),以及香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則之適用披露規定,編製未經審核簡明綜合財務報表。

未經審核簡明綜合財務報表按歷史成本慣例編製,惟若干以公平值計入損益之金融工具除外。

未經審核簡明綜合財務報表應與本集團截至二零零七年十二月三十一日止年度之年度財務報表一併閱讀。

用於編製本未經審核簡明綜合財務報表之會計政策與編製本集團截至二零零七年十二月三十一日止年度之年度綜合財務報表所使用者貫徹一致,惟本公告披露之會計政策除外。

2. Application of new and revised HKFRSs

The HKICPA has issued a number of new standards, amendments and interpretations, which are effective for accounting periods beginning on or after January 1, 2008. The Group adopted the following new/revised HKFRSs which are relevant to its operations:

HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction

The directors of the Company assessed the impacts of the adoption of these new interpretation and concluded that the adoption of these new interpretation had no material impact on the results or the financial position of the Group for the current or prior accounting period. Accordingly, no prior period adjustment has been recognised.

2. 應用新訂及經修訂香港財務報告準則

香港會計師公會已頒佈多項新訂準則、修訂及詮釋，將於二零零八年一月一日或之後開始之會計期間生效。本集團已採納下列有關其業務之新訂／經修訂香港財務報告準則：

香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號：集團及財務股份交易
香港（國際財務報告詮釋委員會）－詮釋第12號	服務經營權安排
香港（國際財務報告詮釋委員會）－詮釋第14號	香港會計準則第19號－對界定利益資產、最低資金規定及其互動之限制

本公司董事已評估採納該等新詮釋之影響，並認為採納該等新詮釋將不會對本集團本期或以往會計期間之業績或財務狀況產生重大影響。因此，並無確認任何前期調整。

2. Application of new and revised HKFRSs *(continued)*

The Group has not early applied the following new and revised HKASs and HKFRSs or interpretations that have been issued but are not yet effective in the unaudited condensed consolidated financial statements for the six months ended June 30, 2008:

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[3]

[1] Effective for annual periods beginning on or after January 1, 2009

[2] Effective for annual periods beginning on or after July 1, 2009

[3] Effective for annual periods beginning on or after July 1, 2008

2. 應用新訂及經修訂香港財務報告準則 *(續)*

本集團並無在截至二零零八年六月三十日止六個月之未經審核簡明綜合財務報表中提早應用以下已頒佈但尚未生效之新訂及經修訂香港會計準則及香港財務報告準則或詮釋：

香港會計準則第1號（經修訂）	呈列財務報表[1]
香港會計準則第23號（經修訂）	借貸成本[1]
香港會計準則第27號（經修訂）	綜合及獨立財務報表[2]
香港會計準則第32號及1號（修訂本）	可認沽金融工具及清盤時產生之責任[1]
香港財務報告準則第2號（修訂本）	歸屬條件及註銷[1]
香港財務報告準則第3號（經修訂）	業務合併[2]
香港財務報告準則第8號	經營分部[1]
香港（國際財務報告詮釋委員會）－詮釋第13號	客戶忠誠計劃[3]

[1] 於二零零九年一月一日或之後開始之年度期間生效

[2] 於二零零九年七月一日或之後開始之年度期間生效

[3] 於二零零八年七月一日或之後開始之年度期間生效

3. Business and geographical segments

3. 業務及地區分類

Business segments

業務分類

The principal activities of the Group are cars and car accessories, electrical appliances and property investment. These divisions are the basis on which the Group reports its primary segment information. Segment information about these businesses is presented below.

本集團之主要業務為汽車及汽車配件、電器及物業投資。該等部門為本集團呈報其主要分類資料之基準。業務分類資料呈列如下。

Six months ended June 30, 2008

截至二零零八年六月三十日止六個月

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 (Unaudited) (未經審核)	Electrical appliances 電器 HK$'000 港幣千元 (Unaudited) (未經審核)	Property investment 物業投資 HK$'000 港幣千元 (Unaudited) (未經審核)	Others 其他 HK$'000 港幣千元 (Unaudited) (未經審核)	Eliminations 抵銷 HK$'000 港幣千元 (Unaudited) (未經審核)	Consolidated 綜合賬目 HK$'000 港幣千元 (Unaudited) (未經審核)
Turnover	**營業額**						
External sales	外部銷售收益	428,437	103,512	515	8,457	-	540,921
Inter-segment sales	業務之間銷售收益	-	-	-	-	-	-
Total turnover	營業總額	428,437	103,512	515	8,457	-	540,921
Results	**業績**						
Segment results	分類業績	13,915	2,073	151	(12,311)	-	3,828
Unallocated corporate expenses	未分類公司支出						(11,906)
Loss from operations	經營虧損						(8,078)
Finance costs	財務費用						(3,812)
Provision for guarantee	擔保撥備						(950)
Loss before tax	除稅前虧損						(12,840)
Income tax expenses	所得稅開支						(473)
Loss for the period	本期間虧損						(13,313)

3. Business and geographical segments *(continued)* 3. 業務及地區分類*(續)*

Business segments *(continued)* 業務分類*(續)*

Six months ended June 30, 2007 截至二零零七年六月三十日止六個月

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 (Unaudited) (未經審核)	Electrical appliances 電器 HK$'000 港幣千元 (Unaudited) (未經審核)	Property investment 物業投資 HK$'000 港幣千元 (Unaudited) (未經審核)	Others 其他 HK$'000 港幣千元 (Unaudited) (未經審核)	Eliminations 抵銷 HK$'000 港幣千元 (Unaudited) (未經審核)	Consolidated 綜合賬目 HK$'000 港幣千元 (Unaudited) (未經審核)
Turnover	**營業額**						
External sales	外部銷售收益	338,573	98,910	7,463	12,600	-	457,546
Inter-segment sales	業務之間銷售收益	-	-	-	-	-	-
Total turnover	營業總額	338,573	98,910	7,463	12,600	-	457,546
Results	**業績**						
Segment results	分類業績	2,123	27	3,384	(5,286)	-	248
Unallocated corporate expenses	未分類公司支出						(10,294)
Loss from operations	經營虧損						(10,046)
Finance costs	財務費用						(7,690)
Share of result of an associate	應佔一家聯營公司業績	(609)	-	-	-	-	(609)
Loss before tax	除稅前虧損						(18,345)
Income tax expenses	所得稅開支						(185)
Loss for the period	本期間虧損						(18,530)

3. Business and geographical segments *(continued)*　3. 業務及地區分類 *(續)*

Geographical segments　地區分類

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

本集團之業務主要分佈於香港、新加坡、馬來西亞、中國及澳門。下表按市場地區分析本集團之營業額(不論商品／服務之原產地)：

		Turnover by geographical market 地區分類之營業額		Contribution to operating results 對經營業績之貢獻	
		Six months ended June 30 截至六月三十日止六個月		Six months ended June 30 截至六月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元 (Unaudited) (未經審核)	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)	**2008 二零零八年 HK$'000 港幣千元 (Unaudited) (未經審核)**	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)
Hong Kong	香港	**428,242**	388,127	**885**	(294)
Singapore	新加坡	**39,473**	32,564	**1,972**	777
Malaysia	馬來西亞	**17,669**	14,896	**2,042**	859
PRC	中國	**51,345**	15,369	**(3,776)**	(2,587)
Macau	澳門	**4,192**	5,862	**(102)**	17
Others	其他	**–**	728	**–**	29
		540,921	457,546	**1,021**	(1,199)
Other operating income	其他營業收入			**2,807**	1,447
Unallocated corporate expenses	未分類公司支出			**(11,906)**	(10,294)
Loss from operations	經營虧損			**(8,078)**	(10,046)

4. Loss from operations　4. 經營虧損

		Six months ended June 30 截至六月三十日止六個月 2008 二零零八年 HK$'000 港幣千元 (Unaudited) (未經審核)	 2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)
Loss from operations has been arrived at after charging:	經營業務之虧損已扣除：		
Cost of inventories recognised as expenses (included in cost of sales)	確認為開支之存貨成本（包括在銷售成本）	**437,954**	372,325
Amortisation of prepaid lease payments	預付租賃款項攤銷	**17**	–
Depreciation of:	折舊：		
– owned assets	一自置資產	**4,908**	4,742
– assets held under finance leases	一融資租賃資產	**376**	441
Staff costs, including directors' emoluments	僱員成本，包括董事酬金	**55,500**	41,800
Loss on disposal of property, plant and equipment	出售物業、廠房及設備之虧損	**–**	7
Share-based payment expenses	股份付款開支	–	172
and crediting:	並已計入：		
Interest income	利息收入	**4,815**	544
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**985**	–

5. Finance costs 5. 財務費用

		Six months ended June 30 截至六月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元 (Unaudited) (未經審核)	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)
Interest expenses on:	利息支出於：		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	五年內全數償還之銀行貸款、信託收據貸款及透支	**1,883**	5,953
Bank loans wholly repayable after five years	五年後全數償還之銀行貸款	**339**	114
Other loans wholly repayable within five years	五年內全數償還之其他貸款	**1,473**	1,416
		3,695	7,483
Finance lease charges	融資租賃費用	**6**	49
Bank charges	銀行費用	**111**	158
		3,812	7,690

6. Income tax expenses

No provision for Hong Kong Profits Tax has been provided during the period as the Group did not have assessable profits during the period (2007: 17.5%).

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

6. 所得稅開支

由於本集團期內並無應課稅盈利，故期內並無就香港利得稅作出撥備(二零零七年：17.5%)。

海外稅項乃根據各自司法權區之現行稅率計算。

		Six months ended June 30 截至六月三十日止六個月	
		2008 **二零零八年** **HK$'000** **港幣千元** **(Unaudited)** **(未經審核)**	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)
Current tax:	本期間稅項：		
Hong Kong	香港	**–**	366
Overseas	海外	**475**	13
		475	379
Deferred tax:	遞延稅項：		
Hong Kong	香港	**–**	(194)
Overseas	海外	**(2)**	–
Income tax expenses attributable to the Company and its subsidiaries	本公司及其附屬公司應佔所得稅開支	**473**	185

7. Losses per share

The calculation of the basic losses per share is based on the loss for the period attributable to equity holders of the Company of approximately HK$17,825,000 (2007: HK$20,565,000) and on the weighted average number of ordinary shares in issue during the period of 306,377,710 (2007: 272,680,594 (restated)) after adjusting for the effects of bonus shares issue approved on April 30, 2008. The basic losses per share for 2007 had been adjusted accordingly (note 15).

Diluted losses per share for the periods ended June 30, 2008 and 2007 were the same as the basic losses per share. The Company's outstanding share options and convertible loan note were not included in the calculation of diluted losses per share because the effects of the Company's outstanding share options and convertible loan note were anti-dilutive.

7. 每股虧損

每股基本虧損之計算方法，乃根據期內本公司權益持有人應佔虧損約港幣17,825,000元(二零零七年：港幣20,565,000元)及期內已發行普通股之加權平均數306,377,710股(二零零七年：272,680,594股(重列))計算，並已就二零零八年四月三十日批准之發行紅股的影響作調整。二零零七年之每股基本虧損亦已作相應調整(附註第15項)。

截至二零零八年及二零零七年六月三十日止期間之每股攤薄虧損與每股基本虧損相同。由於本公司之未行使優先認股權及可換股貸款票據具有反攤薄影響，因此計算每股攤薄虧損時，本公司之未行使優先認股權及可換股貸款票據並無計算在內。

8. Dividends

The directors do not recommend the payment of any interim dividend for the six months ended June 30, 2008 (six months ended June 30, 2007: Nil).

8. 股息

董事議決就截至二零零八年六月三十日止六個月不宣派中期股息(截至二零零七年六月三十日止六個月：無)。

9. Investment properties

9. 投資物業

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
At the beginning of the period/year	於期／年初	**9,600**	234,918
Disposal of subsidiaries	出售附屬公司	**–**	(227,340)
Increase in fair value recognised in the income statement	於損益表確認之公平值增加	**–**	2,022
Acquisition of a subsidiary	收購一間附屬公司	**8,041**	–
At the end of the period/year	於期／年末	**17,641**	9,600

The investment properties of the Group were revalued at June 30, 2008 by Raffles Appraisals Limited, independent qualified professional valuers, on an open market and existing use basis.

本集團投資物業於二零零八年六月三十日由獨立專業估值師萊斯評估有限公司按公開市場及現有使用基準進行重估。

The Group had pledged investment properties with a carrying amount of approximately HK$15,141,000 (2007: HK$7,100,000) to secure facilities granted to the Group (note 21).

本集團以賬面值約港幣15,141,000元之投資物業(二零零七年：港幣7,100,000元)作為抵押，藉以為授予本集團之信貸作擔保(附註第21項)。

10. Property, plant and equipment

10. 物業、廠房及設備

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
At the beginning of the period/year	於期／年初	**44,541**	100,479
Exchange difference	匯兌差額	**555**	210
Additions	添置	**4,472**	31,191
Acquisition of subsidiaries	收購附屬公司	**4,833**	–
Disposals	出售	**(1,609)**	(1,539)
Disposal of subsidiaries	出售附屬公司	**(55)**	(75,046)
Depreciation charges	折舊	**(5,284)**	(10,754)
At the end of the period/year	於期／年末	**47,453**	44,541

At June 30, 2008, the Group had pledged motor yacht with a carrying amount of approximately HK$16,313,000 (2007: nil) to secure facilities granted to the Group (note 21).

於二零零八年六月三十日，本集團以賬面值約港幣16,313,000元(二零零七年：無)之機動遊艇作為抵押，藉以為授予本集團之信貸擔保(附註第21項)。

11. Inventories

11. 存貨

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Finished goods	製成品	**226,380**	109,361
Spare parts	零件	**21,826**	15,632
		248,206	124,993

Included in the above figure are finished goods of approximately HK$9,218,000 (2007: HK$19,601,000) which has been pledged as security for bank loans (note 21).

上述金額內之港幣9,218,000元(二零零七年：港幣19,601,000元)之製成品，被用作銀行貸款之抵押(附註第21項)。

12. Trade and other receivables

12. 貿易往來及其他應收賬款

The Group generally allows an average credit period of 7 to 90 days to its trade customers. The aged analysis of the Group's trade receivables at the balance sheet date is as follows:

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款於結算日之賬齡分析如下：

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within 30 days	三十天以內	**47,784**	82,794
31 to 60 days	三十一天至六十天	**14,581**	18,699
61 to 90 days	六十一天至九十天	**3,264**	6,048
91 days to 1 year	九十一天至一年	**24,533**	16,396
Over 1 year	一年以上	**3,416**	1,349
Total trade receivables, net of allowance for doubtful debts	貿易往來應收賬款減呆賬撥備總額	**93,578**	125,286
Deposits, prepayments and other receivables	訂金、預付款及其他應收賬款	**128,018**	59,789
		221,596	185,075

The fair values of the Group's trade and other receivables at June 30, 2008 approximate to the corresponding carrying amounts.

於二零零八年六月三十日，本集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

13. Trade and other payables

13. 貿易往來及其他應付賬款

The aged analysis of the Group's trade payables at the balance sheet date is as follows:

貿易往來及其他應付賬款於結算日之賬齡分析如下：

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within 30 days	三十天以內	**26,314**	7,995
31 to 60 days	三十一天至六十天	**7,265**	3,111
61 to 90 days	六十一天至九十天	**6,296**	8,953
91 days to 1 year	九十一天至一年	**8,952**	1,410
Over 1 year	一年以上	**654**	2,314
Total trade payables	貿易往來應付賬款總額	**49,481**	23,783
Customers' deposits, accruals and other payables	客戶訂金、應付費用及其他應付賬款	**310,189**	220,173
		359,670	243,956

The fair values of the Group's trade and other payables at June 30, 2008 approximate to the corresponding carrying amounts.

於二零零八年六月三十日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

14. Borrowings

14. 貸款

		June 30, 2008 二零零八年 六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年 十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Bank overdrafts	銀行透支	**1,147**	583
Bank loans	銀行貸款	**90,937**	83,750
		92,084	84,333
Secured (note 21)	有抵押(附註21)	**81,376**	75,309
Unsecured	無抵押	**10,708**	9,024
		92,084	84,333
The maturities of the above loans are as follows:	上述貸款屆滿期如下：		
Within one year	一年內	**69,799**	70,827
More than one year, but not exceeding two years	一年以上，但不超過兩年	**3,734**	2,760
More than two years, but not exceeding five years	兩年以上，但不超過五年	**11,644**	4,305
More than five years	五年以上	**6,907**	6,441
		92,084	84,333
Less : Amounts due within one year shown under current liabilities	減去：列於流動負債項下一年內到期應付款項	**(69,799)**	(70,827)
Amounts due after one year	一年後到期應付款項	**22,285**	13,506

The fair values of the Group's borrowings at June 30, 2008 approximate to the corresponding carrying amounts.

本集團貸款於二零零八年六月三十日之公平值與相應賬面值相若。

15. Share capital　15. 股本

		Number of shares 股份數目	Share capital 股本 HK$'000 港幣千元
Authorised:	**法定股本：**		
Ordinary shares of HK$1.00 each (2007: HK$1.00 each) at January 1, 2008	於二零零八年一月一日每股面值港幣1.00元之普通股(二零零七年：每股面值港幣1.00元)	350,000,000	350,000
Effect of capital reorganization (note i)	股本重整之影響(附註i)	3,150,000,000	–
At June 30, 2008 of HK$0.10 each	於二零零八年六月三十日每股面值港幣0.10元	3,500,000,000	350,000
Issued and fully paid :	**已發行及繳足股本：**		
Ordinary shares of HK$1.00 each (2007: HK$1.00 each)	每股面值港幣1.00元之普通股(二零零七年：每股面值港幣1.00元)		
At January 1, 2008	於二零零八年一月一日	255,314,759	255,314
Effect of share reduction (note ii)	削減股本之影響(附註ii)	–	(229,782)
Effect of bonus share issue (note iii)	發行紅股之影響(附註iii)	51,062,951	5,106
At June 30, 2008 of HK$0.10 each	於二零零八年六月三十日每股面值港幣0.10元	306,377,710	30,638

Notes:

i. Pursuant to a resolution passed by the shareholders of the Company at the special general meeting held on April 30, 2008, the capital reorganization was effective on the same day. Accordingly, the authorized capital of the Company has become HK$350,000,000 divided into 3,500,000,000 shares of HK$0.10 each.

ii. Pursuant to a resolution passed by the shareholders of the Company at the special general meeting held on April 30, 2008, the nominal value of each share in issue reduced from HK$1.00 to HK$0.10 by canceling paid up capital to the extent of HK$0.90 for each issued share.

iii. Pursuant to a resolution passed by the shareholders of the Company at the special general meeting held on April 30, 2008, 51,062,951 bonus shares of HK$0.10 each were issued for every five adjusted shares of HK$0.10 each held by the shareholders whose names appeared on the register of members of the Company on April 30, 2008. The amount of HK$5,106,295.10 was capitalised from the Company's contributed surplus account.

附註：

i. 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之決議案，股本重整於同日生效。據此，本公司法定股本為港幣350,000,000元，分為3,500,000,000股每股面值港幣0.10元之股份。

ii. 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之決議案，藉註銷每股已發行股份之已繳股本達港幣0.90元，將每股已發行股份面值由港幣1.00元減至港幣0.10元。

iii. 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之決議案，按於二零零八年四月三十日名列本公司股東名冊之股東每持有五股每股面值港幣0.10元經調整股份獲發一股面值港幣0.10元股份之比例，而發行51,062,951股紅股。上述港幣5,106,295.10元之金額乃從本公司繳入盈餘賬撥充資本。

16. Acquisition of subsidiaries

On January 18, 2008, the Group acquired 100% of the issued share capital of Sunny Villa International Limited at a consideration of HK$2,500,000. The amount of goodwill arising as a result of the acquisition was approximately HK$145,000.

The net assets acquired in the transaction and the goodwill arising were as follows:

16. 收購附屬公司

於二零零八年一月十八日，本集團按代價港幣2,500,000元收購裕寧控股有限公司已發行股本之100%。因收購而產生之商譽金額約為港幣145,000元。

在該交易中收購之資產淨值及產生之商譽如下：

		Acquiree's carrying amount before combination 所收購公司於合併前之賬面值 HK$'000 港幣千元 (Unaudited) (未經審核)	Fair value adjustment 公平值調整 HK$'000 港幣千元 (Unaudited) (未經審核)	Total fair value 公平值總額 HK$'000 港幣千元 (Unaudited) (未經審核)
Net assets acquired:	收購之資產淨值：			
Investment properties	投資物業	8,041	–	8,041
Other receivables	其他應收賬款	2	–	2
Cash and cash equivalents	現金及現金等值項目	29	–	29
Trade and other payables	貿易往來及其他應付賬款	(1,839)	–	(1,839)
Secured bank loan	有抵押銀行貸款	(3,660)	–	(3,660)
		2,573	–	2,573
Goodwill	商譽			145
Transaction costs	交易成本			(218)
Total consideration	總代價			2,500
Satisfied by:	償付：			
Cash	現金			2,500
Net cash outflow from acquisition:	收購之現金流出淨額：			
Cash consideration	現金代價			(2,500)
Cash and cash equivalents acquired	收購之現金及現金等值項目			29
				(2,471)

16. Acquisition of subsidiaries *(continued)*

On May 30, 2008, the Group acquired 60% of the issued share capital of Creative Pacific Limited at a consideration of HK$19,500,000. The balance of the consideration of HK$9,750,000 is subject to adjustments to be made and shall be paid in two installments. The adjustments were not included at the date of acquisition as the amount was not probable and could not be measured reliably. The amount of goodwill arising as a result of the acquisition was approximately HK$24,148,000.

The net liabilities acquired in the transaction and the goodwill arising were as follows:

16. 收購附屬公司 *(續)*

於二零零八年五月三十日，本集團按代價港幣19,500,000元收購香港新概念控股有限公司已發行股本之60%，代價之餘款港幣9,750,000元可作出調整，並須分兩期支付。於收購日期，由於有關金額不可能可靠地計量，故並無計入上述調整。因收購產生之商譽金額約為港幣24,148,000元。

在該交易中收購之負債淨額及產生之商譽如下：

		Acquiree's carrying amount before combination 所收購公司於合併前之賬面值 HK$'000 港幣千元 (Unaudited) (未經審核)	Fair value adjustment 公平值調整 HK$'000 港幣千元 (Unaudited) (未經審核)	Total fair value 公平值總額 HK$'000 港幣千元 (Unaudited) (未經審核)
Net liabilities acquired:	收購之負債淨額：			
Property, plant and equipment	物業、廠房及設備	2,900	–	2,900
Goodwill	商譽	4	–	4
Inventories	存貨	16,139	–	16,139
Trade and other receivables	貿易往來及其他應收賬款	6,175	–	6,175
Cash and cash equivalents	現金及現金等值項目	1,289	–	1,289
Trade and other payables	貿易往來及其他應付賬款	(39,546)	–	(39,546)
Tax payable	應付税項	(3)	–	(3)
		(13,042)	–	(13,042)
Goodwill	商譽			24,148
Transaction costs	交易成本			(1,356)
Total consideration	總代價			9,750
Satisfied by:	償付：			
Cash	現金			9,750
Net cash outflow from acquisition:	收購之現金流出淨額：			
Cash consideration	現金代價			(9,750)
Cash and cash equivalents acquired	收購之現金及現金等值項目			1,289
				(8,461)

17. Contingent liabilities

(a) The Company had provided corporate guarantees to certain banks for banking and other facilities make available to subsidiaries in amount of approximately HK$327,890,000 (December 31, 2007: HK$279,862,000).

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$14,321,000 (December 31, 2007: HK$24,559,000).

(c) Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company provide a guarantee amounting to a maximum of RMB11 million (approximately HK$11.8 million) in settlement of certain liabilities of the disposed entity incurred prior to disposal. During the period ended June 30, 2008, approximately HK$8,450,000 were paid under the guarantee and HK$950,000 (December 31, 2007: HK$7,500,000) has been recognised in the consolidated financial statements of the Group. At June 30, 2008, the outstanding balance of the guarantee was approximately HK$5,100,000 (December 31, 2007: HK$3,500,000).

(d) Under a share acquisition agreement signed on May 16, 2008, a subsidiary of the Company agrees to acquire 60% of the issued share capital in Creative Pacific Limited at a consideration of HK$19,500,000. The balance of the consideration of HK$9,750,000 is subject to adjustments to be made and shall be paid in two installments. For details, please refer to the Company's circular dated June 6, 2008.

17. 或然負債

(a) 本公司為附屬公司獲取銀行及其他信貸向若干銀行作出公司擔保，為數約港幣327,890,000元（二零零七年十二月三十一日：港幣279,862,000元）。

(b) 本公司為附屬公司發出其他擔保，為數約港幣14,321,000元（二零零七年十二月三十一日：港幣24,559,000元）。

(c) 根據一項於二零零六年六月三十日訂立之股份購買及認購協議，本公司之一間附屬公司發出一項金額最多為人民幣11,000,000元（約港幣11,800,000元）之擔保，以擔保償付所出售公司於出售前產生之若干負債。截至二零零八年六月三十日止期間內，已根據擔保支付約港幣8,450,000元，而約港幣950,000元（二零零七年十二月三十一日：港幣7,500,000元）已於本集團綜合財務報表中確認。於二零零八年六月三十日，擔保之餘額約為港幣5,100,000元（二零零七年十二月三十一日：港幣3,500,000元）。

(d) 根據於二零零八年五月十六日簽訂之股份收購協議，本公司之一間附屬公司同意按代價港幣19,500,000元收購香港新概念控股有限公司已發行股本之60%。代價之餘款港幣9,750,000元可作出調整，並須分兩期支付。有關詳情，請參閱本公司日期為二零零八年六月六日之通函。

18. Commitments

18. 承擔

(a) Capital commitments

(a) 資本承擔

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Authorised but not contracted for	已獲授權惟尚未訂約	–	579
Contracted but not provided for	已訂約惟尚未撥備	**24,400**	46
		24,400	625

(b) Operating lease commitments

(b) 經營租賃承擔

At June 30, 2008 the Group leases various retail shops, offices and warehouses and had commitments under non-cancellable operating leases, which fall due as follows:

於二零零八年六月三十日，本集團租賃多間零售店、辦公室及倉庫，而根據以下不可撤銷經營租賃之承擔及屆滿期如下：

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within one year	一年內	**39,061**	22,947
In the second to fifth year inclusive	第二至第五年	**26,168**	25,096
		65,229	48,043

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payment (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

由於不可能預先斷定額外租賃款項，上述租賃承擔僅包括基本租金，不包括應付額外租金(或然租金)(如有)之承擔，一般乃以未來銷售額減有關租金後按預先設定百分比釐定。

19. Derivative financial instruments

At June 30, 2008, the Group had entered into forward contracts denominated in Hong Kong Dollar ("HKD"), Japan Yen ("JPY"), Euro dollar ("EUR"), United States Dollar ("USD") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

19. 衍生金融工具

於二零零八年六月三十日，本集團已簽署以港元、日圓、歐元、美元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

Notional amount 名義金額	Maturity 到期日	Exchange rates 匯率
Sell SGD 500,000 賣價500,000新加坡元	July 31, 2008 二零零八年七月三十一日	SGD 0.01332 to JPY1 0.01332新加坡元兑1日圓
Sell SGD 221,349 賣價221,349新加坡元	July 31, 2008 二零零八年七月三十一日	SGD 0.01378 to JPY1 0.01378新加坡元兑1日圓
Sell SGD 493,667 賣價493,667新加坡元	August 15, 2008 二零零八年八月十五日	SGD 1.3658 to USD1 1.3658新加坡元兑1美元
Sell SGD 21,957 賣價21,957新加坡元	August 15, 2008 二零零八年八月十五日	SGD 1.3658 to USD1 1.3658新加坡元兑1美元
Sell SGD 587 賣價587新加坡元	August 15, 2008 二零零八年八月十五日	SGD 1.3658 to USD1 1.3658新加坡元兑1美元
Sell HKD 9,928,139 賣價港幣9,928,139元	December 30, 2008 二零零八年十二月三十日	HKD 12.25 to EUR1 港幣12.25元兑1歐元
Sell HKD 9,209,015 賣價港幣9,209,015元	December 30, 2008 二零零八年十二月三十日	HKD 12.439 to EUR1 港幣12.439元兑1歐元
Sell HKD 4,126,375 賣價港幣4,126,375元	November 14, 2008 二零零八年十一月十四日	HKD 12.15 to EUR1 港幣12.15元兑1歐元

20. Material related party transactions

20. 與關聯人士之主要交易

(a) During the period, the Group entered into the following significant related party transactions:

(a) 期內，本集團曾進行下列主要關聯人士交易：

		Six months ended June 30 截至六月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元 (Unaudited) (未經審核)	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)
Management and agency fee paid to a related company which received on behalf of a building management fund	付予一間關聯公司(代一份樓宇管理基金收取)之管理費及代理費	**–**	2,097
Sales of goods to related companies	售貨予關聯公司	**–**	4,600
Purchase of goods from a director	向一位董事購入貨物	**–**	1,350
Acquisition of share capital and shareholder's loan of a company owned by a common shareholder	收購由一名共同股東擁有的公司之股本及股東貸款	**4,300**	–
Service income charged to an associate	收取一間聯營公司之服務收入	**109**	–

(b) Compensation of key management personnel

(b) 重要管理人員之報酬

The remuneration of directors and other member of key management during the periods are as follows:

期內董事及其他重要管理人員之薪酬如下：

		Six months ended June 30 截至六月三十日止六個月	
		2008 二零零八年 HK$'000 港幣千元 (Unaudited) (未經審核)	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)
Short term employee benefits	短期僱員福利	**4,677**	4,506
Mandatory provident fund contributions	強制性公積金供款	**19**	23
		4,696	4,529

20. Material related party transactions *(continued)* 20. 與關聯人士之主要交易 *(續)*

(c) Amounts due from/(to) related parties: **(c)** 應收／(應付)關聯人士款項：

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Amount due from associates	應收聯營公司款項	**34,974**	14,260
Amounts due to related companies classified as current liabilities	分類為流動負債之應付關聯公司款項	**(974)**	(1,343)

21. Pledge of assets 21. 資產抵押

		June 30, 2008 二零零八年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31, 2007 二零零七年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Inventories	存貨	**9,218**	19,601
Investment properties	投資物業	**15,141**	7,100
Properties held for sale	持作出售物業	**23,400**	23,400
Deposits in bank	銀行存款	**92,252**	86,796
Property, plant and equipment	物業、廠房及設備	**16,313**	–
All assets of a subsidiary	一間附屬公司之全部資產	**20,887**	19,602

The amounts represent assets pledged to banks and other licensed financial institution to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

金額乃本集團就取得銀行及其他持牌財務機構信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

22. Events after balance sheet date

(a) On September 2, 2008, a wholly-owned subsidiary of the Company, Smart Apex Holdings Limited ("Smart Apex"), entered into the Sale and Purchase Agreement with the vendors which Smart Apex agrees to acquire 80% of the issued share capital in SKC Group Limited (SKC) for the aggregate cash consideration of HK$96,200,000. Further details were set out in the announcement of the Company dated September 4, 2008.

(b) The 7.25% convertible loan note in the principal amount of HK$30,000,000 issued to Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Holdings Limited matured and was fully repaid on September 5, 2008.

(c) On September 18, 2008, a subsidiary of the Company, Auto Italia Limited, purchased a unit of vintage Ferrari from a director and controlling shareholder of the Company, Mr. Richard Man Fai Lee. Further details were set out in the announcement of the Company dated September 18, 2008.

22. 結算日後事項

(a) 於二零零八年九月二日，本公司之全資附屬公司俊峰控股有限公司(「俊峰」)與賣方訂立買賣協議，據此俊峰同意收購韻揚集團有限公司(「韻揚」)已發行股本之80%，總代價為港幣96,200,000元。進一步詳情載於本公司日期為二零零八年九月四日之公告。

(b) 向錦興集團有限公司之全資附屬公司Cross Profit Capital Limited發行之本金總額港幣30,000,000元之7.25%票息可換股貸款票據經已到期，並已於二零零八年九月五日全數償還。

(c) 於二零零八年九月十八日，本公司之附屬公司快意汽車有限公司向李文輝先生(本公司董事兼控股股東)購買一輛古董法拉利汽車。進一步詳情載於本公司日期為二零零八年九月十八日之公告。

23. Approval of interim financial report

The interim financial report was approved by the Board of the Directors on September 18, 2008.

23. 批准中期財務報告

董事會已於二零零八年九月十八日批准本中期財務報告。

DISCLOSURE OF DIRECTORS' INTERESTS

As at June 30, 2008, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

董事權益披露

於二零零八年六月三十日，本公司各董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) Long positions in Shares as at June 30, 2008:

(a) 於二零零八年六月三十日，股份之好倉：

	Number of ordinary shares of HK$0.10 each ("Share") 每股面值港幣0.10元普通股股份(「股份」)數目			
Director **董事**	**Personal Interests** **個人權益**	**Family Interests** **家族權益**	**Corporate Interests** **公司權益**	**Total Interests** **權益總計**
Mr. Richard Man Fai LEE 李文輝先生	2,779,725	–	116,560,284 (Note 1) (附註1)	119,340,009
Mr. Jeff Man Bun LEE 李文彬先生	566,280	–	118,295,146 (Notes 1 & 2) (附註1及2)	118,861,426
Mr. Tik Tung WONG 汪滌東先生	175,000	–	–	175,000
Mr. Waison Chit Sing HUI 許捷成先生	120,000	–	–	120,000
Mr. Boon Seng TAN 陳文生先生	325,662	–	–	325,662
Mr. Raymond Cho Min LEE 李卓民先生	–	–	2,304,240 (Note 3) (附註3)	2,304,240
Ms. Kam Har YUE 余金霞女士	6,251,659	–	116,560,284 (Note 1) (附註1)	122,811,943

DISCLOSURE OF DIRECTORS' INTERESTS *(continued)*

Notes:

1. The 116,560,284 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower (PTC) Inc. (formerly known as Cyber Tower Inc.) as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. Out of the 118,295,146 Shares, 1,734,862 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

3. The 2,304,240 Shares are beneficially owned by ODE Asia Limited, 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

(b) Long positions in underlying shares of equity derivatives of the Company as at June 30, 2008 are disclosed in the section headed "Movement of share options" of this report.

董事權益披露(續)

附註：

1. 該116,560,284股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower (PTC) Inc. (前稱Cyber Tower Inc.)全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust 其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該118,295,146股股份當中1,734,862股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

3. 該2,304,240股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

(b) 於二零零八年六月三十日，本公司股票衍生工具之相關股份之好倉在本報告「優先認股權變動」一節內予以披露。

DISCLOSURE OF DIRECTORS' INTERESTS *(continued)* 董事權益披露（續）

(c) Long positions in shares in associated corporations as at June 30, 2008:

(c) 於二零零八年六月三十日，於相聯法團之股份之好倉：

Director 董事	Associated corporations in which shares or equity interests are held or interested 持有或擁有股份或股本權益之相聯法團	Number of shares or amount of equity interests held or interested in 持有或擁有之股份數目或股本權益之總額	Class and/or description of shares/interests 股份／權益類別及／或概況
Ms. Kam Har YUE 余金霞女士	Rogers Entertainment International Limited 樂爵士娛樂國際有限公司	34,335	Non-voting deferred shares 無投票權遞延股
	Shinwa Engineering Company, Limited 信和工程有限公司	3,850,000	Non-voting deferred shares 無投票權遞延股
	Wo Kee Hong Limited 和記電業有限公司	8,900 (Note 1) (附註1)	Non-voting deferred shares 無投票權遞延股
	Wo Kee Services Limited 和記電器服務有限公司	1 (Note 2) (附註2)	Non-voting deferred shares 無投票權遞延股

Notes:

1. 8,500 shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE are included.
2. The 1 share is held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.

註：

1. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。
2. 該1股股份由余金霞女士之配偶李永森先生持有。

SUBSTANTIAL SHAREHOLDERS' INTERESTS

Save as disclosed below and in the section headed "Disclosure of directors' interests", as at June 30, 2008, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 as the SFO:

主要股東權益

除下文及於「董事權益披露」一節披露者外，於二零零八年六月三十日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而根據證券及期貨條例第336條須記入登記冊內：

(a) Long positions in Shares as at June 30, 2008:

(a) 於二零零八年六月三十日，股份之好倉：

Shareholder 股東	Number of Shares 股份數目	Number of underlying shares of equity derivatives 相關權益衍生工具之股份數目	Approximate % of the total issued Shares 佔已發行股本總數之概約百份比
Modern Orbit Limited	116,560,284 (Note 1) (附註1)	–	38.04%
Hanny Holdings Limited	390,000 (Note 3) (附註3)	–	0.12%
Great Intelligence Holdings Limited	5,178,960 (Note 4) (附註4)	–	1.69%
Cross Profit Capital Limited	–	36,144,578 (Notes 2 & 3) (附註2及3)	11.79%
Dr. Charles Kwok Keung CHAN	6,114,000 (Notes 3 &4) (附註3及4)	–	1.99%
Ms. Macy Yuen Lan NG	6,114,000 (Notes 3 &4) (附註3及4)	–	1.99%

SUBSTANTIAL SHAREHOLDERS' INTERESTS *(continued)*

Notes:

1. The 116,560,284 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower (PTC) Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. The 36,144,578 Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$0.83 which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

3. 390,000 Shares are held by Hanny Holdings Limited.

   Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, held approximately 49.90% of the entire issued share capital of Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited. Dr. Charles Kwok Keung CHAN directly held approximately 0.47% of the entire issued share capital of Hanny Holdings Limited. Dr. Charles Kwok Keung CHAN directly held approximately 4.69% of the entire issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the entire issued share capital of ITC Corporation Limited. Ms. Macy Yuen Lan NG is the spouse of Dr. Charles Kwok Keung CHAN.

   Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Hanny Holdings Limited. Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

4. 5,178,960 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited. ITC Management Group Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

主要股東權益（續）

附註：

1. 該116,560,284股股份由Cyber Tower (PTC) Inc.全資擁有之Modern Orbit Limited持有。Modern Orbit Limited作為The WS Lee Unit Trust之信託人，其99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該36,144,578股相關股份指由Hanny Magnetics (B.V.I.) Limited（即錦興集團有限公司之全資附屬公司）之全資附屬公司Cross Profit Capital Limited持有之港幣30,000,000元可按港幣0.83元轉換之可換股可贖回票據全部獲轉換後發行之股份。

3. 該390,000股股份由錦興集團有限公司持有。

   其威投資有限公司（即Mankar Assets Limited之全資附屬公司）擁有錦興集團有限公司全部已發行股本約49.90%之股權。Mankar Assets Limited為ITC Investment Holdings Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。陳國強博士直接持有錦興集團有限公司全部已發行股本約0.47%之股權。陳國強博士分別直接及間接持有德祥企業集團有限公司全部已發行股本約4.69%及約30.08%之股權。伍婉蘭女士為陳國強博士之配偶。

   其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於錦興集團有限公司持有之股份中擁有權益。Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於Cross Profit Capital Limited持有之可換股可贖回票據產生之相關股份中擁有權益。

4. 該5,178,960股股份由Great Intelligence Holdings Limited持有，該公司為ITC Management Group Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。ITC Management Group Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於Great Intelligence Holdings Limited持有之股份中擁有權益。

SHARE OPTIONS

2001 Scheme

A share option scheme ("2001 Scheme") was adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

All outstanding options granted under the 2001 Scheme had been expired on or before December 31, 2007.

優先認股權

二零零一年計劃

本公司於二零零一年六月二十八日通過決議案採納一項優先認股權計劃(「二零零一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃,董事可授出優先認股權予任何全職僱員,包括本公司及其附屬公司之執行及非執行董事,以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參與人可於獲授予優先認股權當日起計28日內接納優先認股權,並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後,將不再授出優先認股權,惟在所有其他方面,二零零一年計劃之條款仍將有效,而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

所有根據二零零一年計劃授出而尚未行使之優先認股權已於二零零七年十二月三十一日或之前全部失效。

SHARE OPTIONS *(continued)*

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

優先認股權 *(續)*

二零零二年計劃

於二零零一年八月二十三日，聯交所宣布修訂上市規則第十七章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公布內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團有所貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權，以認購本公司股份：

1. 合資格僱員，包括董事；或
2. 供應商或客戶；或
3. 提供研究、開發或其他技術支援之任何人士或公司；或
4. 股東；或
5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

SHARE OPTIONS *(continued)*

2002 Scheme *(continued)*

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point of time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

No share options were exercised or granted for the six months ended June 30, 2008.

At June 30, 2008, the number of shares in respect of which options had been granted and remained outstanding under the 2001 Scheme and 2002 Scheme were 0 and 14,476,961* (2007: 11,861,598 and 9,514,686 respectively), representing 0% and 4.72% (2007: 5.35% and 4.29% respectively) of the issued share capital of the Company at that date respectively.

* After adjustment for the Bonus Share Issue on May 9, 2008.

優先認股權 *(續)*

二零零二年計劃 *(續)*

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於當二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參與人可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日的股份收市價平均數；或本公司股份面值。

截至二零零八年六月三十日止六個月，概無行使或授出任何優先認股權。

於二零零八年六月三十日，有關根據二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為0股及14,476,961*股（二零零七年：分別為11,861,598 and 9,514,686），分別佔本公司當日之已發行股本之0%及4.72%（二零零七年：分別佔5.35%及4.29%）。

* 經已就二零零八年五月九日之紅股發行作出調整。

MOVEMENT OF SHARE OPTIONS

優先認股權變動

The following table discloses movement in the Company's share options for the six months ended June 30, 2008:

下表披露本公司之優先認股權於二零零八年六月三十日止六個月之變動情況：

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at 1 January 2008 於二零零八年一月一日尚未行使	Lapsed during the Period 期內失效	Adjustment during the Period 期內的調整	Outstanding as at 30 June 2008* 於二零零八年六月三十日尚未行使*	Exercisable period 行使期	Exercise Price 行使價 Before adjustment 調整前 HK$ 港幣	Exercise Price 行使價 After adjustment* 調整後* HK$ 港幣
Mr. Richard Man Fai LEE (Director) 李文輝先生 (董事)	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,215,928	–	443,185	2,659,113	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	220,000	–	44,000	264,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	100,000 (Note 1) (附註1)	–	20,000	120,000 (Note 1) (附註1)	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			2,535,928	–	507,185	3,043,113			
Mr. Jeff Man Bun LEE (Director) 李文彬先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	314,631	377,557	62,926	–	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000	0.8333
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	143,000	–	28,600	171,600	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	100,000	–	20,000	120,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	120,000	–	24,000	144,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			677,631	377,557	135,526	435,600			

* After adjustment for the Bonus Share Issue on May 9, 2008.

* 經已就二零零八年五月九日之紅股發行作出調整。

MOVEMENT OF SHARE OPTIONS *(continued)* 優先認股權變動(續)

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at 1 January 2008 於二零零八年一月一日尚未行使	Lapsed during the Period 期內失效	Adjustment during the Period 期內的調整	Outstanding as at 30 June 2008# 於二零零八年六月三十日尚未行使#	Exercisable period 行使期	Exercise Price 行使價 Before adjustment 調整前 HK$ 港幣	Exercise Price 行使價 After adjustment# 調整後# HK$ 港幣
Mr. Tik Tung WONG (Director) 汪滌東先生 (董事)	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	2,900,000	–	580,000	3,480,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
Mr. Waison Chit Sing HUI (Director) 許捷成先生 (董事)	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	700,000	–	140,000	840,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
Mr. Boon Seng TAN (Director) 陳文生先生 (董事)	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	170,000	–	34,000	204,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
Mr. Raymond Cho Min LEE (Director) 李卓民先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	220,241	264,289	44,048	–	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000	0.8333
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	1,144	–	228	1,372	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	50,000	–	10,000	60,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	170,000	–	34,000	204,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			441,385	264,289	88,276	265,372			
Mr. Ying Kwan CHEUNG (Director) 張應坤先生 (董事)	2002 二零零二年	June 11, 2007 二零零七年六月十一日	50,000	–	10,000	60,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	170,000	–	34,000	204,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			220,000	–	44,000	264,000			

After adjustment for the Bonus Share Issue on May 9, 2008.

經已就二零零八年五月九日之紅股發行作出調整。

MOVEMENT OF SHARE OPTIONS *(continued)* 優先認股權變動 *(續)*

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding as at 1 January 2008 於二零零八年一月一日尚未行使	Lapsed during the Period 期內失效	Adjustment during the Period 期內的調整	Outstanding as at 30 June 2008* 於二零零八年六月三十日尚未行使*	Exercisable period 行使期	Exercise Price 行使價 Before adjustment 調整前 HK$ 港幣	After adjustment* 調整後* HK$ 港幣
Ms. Kam Har YUE (Director) 余金霞女士 (董事)	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	64,064 (Note 2) (附註2)	–	12,812	76,876 (Note 2) (附註2)	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	80,000	–	16,000	96,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	140,000	–	28,000	168,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			284,064	–	56,812	340,876			
Continuous contract employees 持續合約僱員	2002 二零零二年	June 4, 2002 二零零二年六月四日	3,518,858	4,222,625	703,767	–	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000	0.8333
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	200,000	–	40,000	240,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000	0.8333
	2002 二零零二年	August 9, 2007 二零零七年八月九日	680,000	96,000	136,000	720,000	August 9, 2007 – August 8, 2013 二零零七年八月九日至二零一三年八月八日	1.2780	1.0650
	2002 二零零二年	September 25, 2007 二零零七年九月二十五日	4,070,000	240,000	814,000	4,644,000	September 25, 2007 – September 24, 2013 二零零七年九月二十五日至二零一三年九月二十四日	1.0440	0.8700
			8,468,858	4,558,625	1,693,767	5,604,000			
			16,397,866	5,200,471	3,279,566	14,476,961			

* After adjustment for the Bonus Share Issue on May 9, 2008.

* 經已就二零零八年五月九日之紅股發行作出調整。

Notes:

1. Share options granted to Mr. Richard Man Fai LEE's spouse were included.
2. The 76,876 Options (after adjustment) granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE and former Director of the Company, are included.

附註：

1. 包括授予李文煇先生之配偶之優先認股權。
2. 包括授予李永森先生(彼為余金霞女士之配偶及前任董事)之76,876(經調整後)優先認股權。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2008, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

證券之購買、出售或贖回

於截至二零零八年六月三十日止六個月，本公司及其附屬公司在期內並無回購、出售或贖回本公司任何證券。

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the six-months ended June 30, 2008 except in relation to the separation of the role of Chairman and chief executive officer under the code provision A.2.1.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. The details are set out fully in the corporate governance report in 2005 annual report.

In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

企業管治

董事認為，除守則條文第A.2.1條規定主席及行政總裁之職責分工外，於截至二零零八年六月三十日止六個月期間，本公司一直遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載企業管治常規守則之守則條文。

企業管治守則條文第A.2.1條規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。李文輝先生為執行主席兼行政總裁。董事會認為此架構不會影響董事會與管理層之間之權力及授權均衡，因為董事會已就董事會與管理層之權力及職權採納清晰指引。對於行政總裁之權力及職責亦訂有指引。其全文已刊載於二零零五年年報的企業管治報告內。

此外，由擁有經驗及才幹之人士組成之董事會定期開會討論本集團之業務及運作。董事會相信，此結構有助於加強及維持一致之領導，使本集團得以迅速和有效地制定及實施決策。

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE "MODEL CODE")

The Company has adopted a code of conduct for transactions in the Company's securities by the Directors that complies with the Model Code as set out in Appendix 10 of the Listing Rules. Followed specific enquiries by the Company, all Directors have confirmed that they have complied with the required standards as set out in the Model Code throughout the six months ended June 30, 2008.

遵守上市發行人董事進行證券交易之標準守則(「標準守則」)

本公司已採納一套董事進行本公司證券交易之行為守則，該守則符合上市規則附錄十所載之標準守則。在本公司作出特定查詢後，所有董事確認，於截至二零零八年六月三十日止六個月期間內，彼等一直遵守標準守則所載之規定標準。

AUDIT COMMITTEE

The Company set up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to "A Guide for Effective Audit Committee" issued by the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants) in February 2002 and the Code on Corporate Governance Practices.

The Audit Committee of the Company has reviewed the condensed interim accounts and the Interim Report 2008, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

By Order of the Board of Directors
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 18, 2008

審核委員會

本公司之審核委員會由本公司獨立非執行董事李卓民先生(主席)、陳文生先生及張應坤先生組成。在確立該委員會之職權範圍時，董事已參考香港會計師公會於二零零二年二月刊發之「審核委員會有效運作指引」及企業管治常規守則。

本公司審核委員會已審閱中期業績及二零零八年中期報告，並對本集團會計政策符合香港目前之最佳應用守則感到滿意。

承董事會命
執行主席兼行政總裁
李文輝

香港，二零零八年九月十八日

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

10th Floor, Block A, Wo Kee Hong Building
585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong

香港新界葵涌青山道585至609號
和記行大廈A座10樓

Tel 電話：(852) 2869 1190 Fax 傳真：(852) 2521 7198
Website 網址：http://www.wokeehong.com.hk

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

VERY SUBSTANTIAL ACQUISITION IN RELATION TO THE ACQUISITION OF 80% INTEREST IN A COMPANY ENGAGING IN THE BUSINESS OF RETAILING AND WHOLESALING OF CHILDREN APPARELS, GRANT OF PUT OPTION AND RESUMPTION OF TRADING

Financial adviser to the Company

Access Capital

The Acquisition and the grant of the Put Option

On 2 September 2008, Smart Apex, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with the Vendors pursuant to which Smart Apex agrees to acquire 80% of the issued share capital in SKC for the aggregate consideration of HK$96,200,000, subject to adjustment as detailed in the paragraph headed "Adjustment to the Aggregate Consideration". The SKC Group owns the "Kingkow" brand name with points of sales in the Greater China Region, Korea, Southeast Asia and Middle East.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the Vendors and in case the Vendor is a corporate, its ultimate beneficial owners, is a third party independent of and not connected with the Company or its connected persons.

Upon completion of the Acquisition, SKC will be owned as to 80% by the Company and as to 20% by the Vendors in aggregate. SKC and its subsidiaries will become subsidiaries of the Company.

Pursuant to the Sale and Purchase Agreement, Smart Apex has granted the Put Option to the Vendors exercisable during the period from 1 January 2011 to 31 December 2015. Further details of the Put Option are set out in the paragraph headed "The Put Option".

As the exercise price of the Put Option is to be calculated by reference to the relevant audited consolidated net profit of SKC at the time of the exercise of the Put Option, the maximum total consideration payable by Smart Apex under the Put Option cannot be determined as at the date hereof. The grant of the Put Option which is to be classified as if it has been exercised under Rule 14.74(1) of the Listing Rules together with the Acquisition is treated as constituting a very substantial acquisition for the Company under the Listing Rules and is therefore conditional on the approval of the Shareholders. None of the Vendors has any interest in the Company and hence all Shareholders can vote on the resolutions in relation to the Acquisition and the Put Option to be proposed at the special general meeting of the Company.

A circular containing, among other things, further particulars of the Acquisition and the Put Option together with the notice of a special general meeting of the Company to be convened for the purpose of approving the Acquisition and the Put Option will be despatched to the Shareholders as soon as practicable and in accordance with the Listing Rules.

Resumption of trading

Trading in the Shares on the Stock Exchange has been suspended at the request of the Company with effect from 9:30 a.m. on Wednesday, 3 September 2008 pending the release of this announcement. Application has been made to the Stock Exchange for resumption in the trading of the Shares at 9:30 a.m. on Friday, 5 September 2008.

THE SALE AND PURCHASE AGREEMENT DATED 2 SEPTEMBER 2008

Parties

Purchaser:	Smart Apex Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
Vendors:	Ms. Chu, Ms. Yeung and eight other SKC Shareholders as identified in the table set out in the section headed "Information on the SKC Group"

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the Vendors and in case the Vendor is a corporate, its ultimate beneficial owners, is a third party independent of and not connected with the Company or its connected persons. None of the Company and its connected persons has any prior business relationship with any of the Vendors, and in case of York Talent Ltd., its ultimate beneficial owners, before the entering into of the Sale and Purchase Agreement.

Assets to be acquired

The Sale Shares, being 80% of the issued share capital of SKC, are sold by the Vendors in proportion to their respective percentage holding in SKC and as to 3,878 Sale Shares by Ms. Chu (representing approximately 48.47% of the total Sale Shares), 1,237 Sale Shares by Ms. Yeung (representing approximately 15.46% of the total Sale Shares) and 2,885 Sale Shares by eight other SKC Shareholders (representing approximately 36.07% of the total Sale Shares).

The Aggregate Consideration

The aggregate consideration of HK$96,200,000 (subject to adjustments described below) is payable by Smart Apex in cash in the following manner:

(a) as to HK$67,340,000 at Completion; and

(b) as to HK$28,860,000 (subject to adjustment detailed in the paragraph headed "Adjustment to the Aggregate Consideration" below) within 5 business days of the agreement of the adjusted amount between the parties and no later than 30 April 2010.

The Aggregate Consideration is to be received by the Vendors in proportion to the number of Sale Shares to be sold by each of them to the total number of Sale Shares. The Aggregate Consideration was determined after arm's length negotiation between the Company and the Vendors with reference to the Guaranteed Profits and a price earnings ratio of approximately 6.5 times. In arriving at the Aggregate Consideration, the Company has compared the market statistics of companies engaging in apparels distribution and retailing business and is of the view that the Aggregate Consideration (in particular the 6.5 times price earnings ratio) is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Adjustment to the Aggregate Consideration

Adjustment will be made to the audited consolidated net profits of SKC for the year ending 31 December 2009 by carving out the revenue and expenses relating to the operation of the SKC Group in Taiwan for the year ending 31 December 2009 up to a maximum amount of HK$3,000,000 (the "**Adjusted 2009 Net Profits**"). The Vendors guarantee that the Adjusted 2009 Net Profits will not be less than HK$18,500,000, ie. the Guaranteed Profits.

In the event the Adjusted 2009 Net Profits is less than HK$16,000,000, the Original Balance Payment will be adjusted by reference to the following formula:

(Guaranteed Profits – Adjusted 2009 Net Profits) x 6.5 x 80%

If the Adjusted 2009 Net Profits is zero or a negative figure, zero will be adopted as "Adjusted 2009 Net Profits" in application of the formula. Should the Reduced Amount exceeds the Original Balance Payment, the Reduced Amount will be equivalent to the Original Balance Payment.

There will not be upward adjustment to the Original Balance Payment.

Conditions

Completion is conditional upon satisfaction of the following conditions:

(a) Smart Apex being satisfied with the results of the legal and financial due diligence review of the business, affairs, operation and financial position of SKC and the due incorporation of, the valid existence of and the power and capacity of the SKC Group to carry on their respective business;

(b) the obtaining of all necessary approvals, authorizations or consents in Hong Kong or elsewhere in relation to the transactions contemplated under the Sale and Purchase Agreement;

(c) the SKC Group having entered into entrustment agreements in such form to be agreed between the parties with Ms. Chu and Ms. Yeung respectively in respect of the business of the shops of the SKC Group;

(d) the Company having obtained its shareholders' approval of the Acquisition and transactions contemplated under the Sale and Purchase Agreement at its general meeting in accordance with the Listing Rules;

(e) SKC having obtained the consent to the change of ultimate beneficial owners of SKC from their bankers providing loan facilities to the SKC Group in accordance with the terms and conditions of such loan facilities, if required; and

(f) to the extent required in the lease agreement relating to SKC's office in Manulife Tower as well as the lease agreement for an office at Causeway Bay, SKC having obtained the necessary consent from the landlord under the relevant lease agreement in relation to the transactions contemplated in the Sale and Purchase Agreement.

Four of the points of sale of the SKC Group are operated in the name of Ms. Chu and Ms. Yeung, the entrustment agreements referred to in (c) above are to rationalise and formalise the ownership of such points of sales by the SKC Group.

If any of the conditions shall not have been satisfied (or waived, where applicable, by Smart Apex pursuant to the Sale and Purchase Agreement) by the Long Stop Date, the Sale and Purchase Agreement shall lapse and the Sale and Purchase Agreement and all provisions contained except for, amongst others, provisions relating to restrictions on disclosure, shall, subject to the liability of any party to the other parties in respect of any antecedent breach of the terms hereof, be null and void and of no further effect.

Completion

Completion will take place on the fifth business day after satisfaction or waiver (as the case may be) of the conditions set out in the Sale and Purchase Agreement, or such later date as the parties may agree in writing prior to Completion.

The Put Option

Pursuant to the Sale and Purchase Agreement, Smart Apex has granted the Put Option to the Vendors exercisable during the period from 1 January 2011 to 31 December 2015 by serving a written notice on Smart Apex requiring Smart Apex to purchase up to 20% of the issued share capital of SKC. The consideration payable will be determined by reference to a price earnings ratio of 6.5 times of the audited consolidated net profit of SKC for the immediately preceding financial year in case the notice to exercise the Put Option is served on or before 30 June or the audited consolidated net profit of SKC for the immediately preceding 12 months up to 30 June in case the notice to exercise the Put Option is served after 30 June.

As the majority shareholder of SKC upon Completion, Smart Apex does not want the SKC Shareholders to sell their interest in SKC to outside parties when any of them wish to dispose of their interest and hence agreed to the grant of the Put Option. On the other hand, the SKC Shareholders can dispose of their interest in SKC to Smart Apex at a consideration to be determined by reference to the agreed formula at the same price earnings ratio as the Acquisition without having to identify a potential purchaser and to engage in lengthy discussion with such potential purchaser.

As the exercise price of the Put Option is to be calculated by reference to the relevant audited consolidated net profit of SKC at the time of the exercise of the Put Option, the maximum total consideration payable by Smart Apex under the Put Option cannot be determined as at the date hereof. The grant of the Put Option which is to be classified as if it has been exercised under Rule 14.74(1) of the Listing Rules together with the Acquisition will be treated as constituting a very substantial acquisition for the Company under the Listing Rules.

The Company will comply with the disclosure requirement in Rule 14.74(2) of the Listing Rules upon the exercise of the Put Option.

INFORMATION ON THE SKC GROUP

SKC is a company incorporated in Hong Kong with limited liability on 23 January 1998. The following table sets out the shareholding structure of SKC as at the date of the Sale and Purchase Agreement and upon Completion:

	Shareholding structure of SKC as at the date of the Sale and Purchase Agreement		Shareholding structure of SKC upon Completion	
	Number of shares held	Approximate percentage %	Number of shares held	Approximate percentage %
Ms. Chu	4,847	48.47	969	9.69
Ms. Yeung	1,546	15.46	309	3.09
York Talent Ltd.	1,031	10.31	207	2.07
Chan Roy	515	5.15	103	1.03
Ho Cheung Hing	515	5.15	103	1.03
Chan Ka Lok	412	4.12	82	0.82
Leung Yuet Ming	412	4.12	82	0.82
Ho Keung Hing	258	2.58	52	0.52
Ho Yun Kit	258	2.58	52	0.52
Yeung Sui Lung Gloria	206	2.06	41	0.41
Smart Apex	–	–	8,000	80
Total	10,000	100	10,000	100

Notes:

1. Ms. Chu is the mother of Mr. Chan Roy.

2. Ms. Yeung and Ms. Yeung Sui Lung Gloria are sisters.

3. Mr. Ho Cheung Hing, Mr. Ho Keung Hing and Mr. Ho Yun Kit are brothers.

SKC has three wholly owned subsidiaries, Billion Treasure International Limited, Profit Dynamic Limited and 韵利(上海)商業有限公司 (Yunli (Shanghai) Trading Co. Ltd.*). Each of Billion Treasure International Limited and Profit Dynamic Limited is incorporated in Hong Kong with limited liability. 韵利(上海)商業有限公司 (Yunli (Shanghai) Trading Co. Ltd.*) is a wholly foreign owned enterprise established in the PRC. The members of the SKC Group are principally engaged in the retailing and wholesaling of children apparels. SKC also has a 46% interest in a company incorporated in Singapore which is engaged in the retail sale of children and infants' wear (including products and accessories for infants).

The SKC Group owns the "Kingkow" brand name. "Kingkow" is a leading international specialty retail chain with points of sales in the Greater China Region, Korea, Southeast Asia and Middle East offering high quality and uniquely design clothing and accessories for newborn to 14-year old children. The SKC Group has a long history and established customers base enabling it to expand in various regions since its founding in Hong Kong more than 10 years ago. As at the date of this announcement, the SKC Group has 98 points of sales located mainly in Hong Kong, Macau, PRC, Singapore, Thailand, Korea, United Arab Emirates and Kazakhstan.

According to the audited consolidated financial statements of SKC as at 29 February 2008, the net assets value of SKC was approximately HK$81.9 million. SKC recorded audited consolidated net profit before and after tax for each of the two financial years ended 29 February 2008 as follows:

	For the year ended 29 February 2008 *(audited)* *HK$*	**For the year ended 28 February 2007** *(audited)* *HK$*
Net profit before tax	23,994,122	14,001,664
Net profit after tax	21,343,572	12,760,374

Upon completion of the Sale and Purchase Agreement, SKC will be owned as to 80% by Smart Apex and will become an indirect subsidiary of the Company. The Vendors will own as to the remaining 20% of SKC. The results of the SKC Group will be consolidated into the Group's financial results for the financial year ending 31 December 2008. Ms. Chu and Ms. Yeung will remain as directors of SKC and Smart Apex will nominate three persons to the board of directors of SKC.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region, in particular, the markets of the PRC, Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparel and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

The children's wear market in China is very large and highly fragmented. There are over 400 million children in China and more than 100 million children living in urban areas. With growing urbanization and affluence and the "One Child" policy, the Directors believe that China represents a significant growing opportunity to the Group to further its brand building effort and to expand its coverage. The Board is of the view that the Acquisition would enable the Group to expand and diversify its existing fashion and accessories business line; and provide synergy to the Group's wholesale and distribution networks. The Directors believe that the corporate strategy of the Group is in line with the strategy of the SKC Group to continue to expand its market leadership and to build its brand on the basis of its existing solid foundation. On this basis, the Board is of the view that the Group's profitability and revenue stream shall be strengthened and further diversified by the Acquisition.

In view of the above, the Directors are of the view that the terms of the Sale and Purchase Agreement including the Aggregate Consideration are fair and reasonable so far as the Shareholders are concerned and the Sale and Purchase Agreement is in the interests of the Company and the Shareholders as a whole.

GENERAL

The Acquisition together with the grant of the Put Option is treated as constituting a very substantial acquisition for the Company under the Listing Rules and is therefore conditional on the approval of the Shareholders. None of the Vendors has any interest in the Company and hence all Shareholders can vote on the resolutions in relation to the Acquisition and the Put Option to be proposed at the special general meeting of the Company.

A circular containing, among other things, further particulars of the Acquisition and the Put Option together with the notice of a special general meeting of the Company to be convened for the purpose of approving the Acquisition and the Put Option will be despatched to the Shareholders as soon as practicable and in accordance with the Listing Rules.

RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange has been suspended at the request of the Company with effect from 9:30 a.m. on Wednesday, 3 September 2008 pending the release of this announcement. Application has been made to the Stock Exchange for resumption in the trading of the Shares at 9:30 a.m. on Friday, 5 September 2008.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of 80% of the issued share capital of SKC pursuant to the Sale and Purchase Agreement;
"Aggregate Consideration"	the consideration for the Acquisition under the Sale and Purchase Agreement;
"Board"	the board of Directors;
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and the Shares are listed on the Main Board of the Stock Exchange;
"Completion"	completion of the Acquisition in accordance with the Sale and Purchase Agreement;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;

"Guaranteed Profits"	the guarantee by the Vendors that the Adjusted 2009 Net Profits shall not be less than HK$18,500,000;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Long Stop Date"	15 November 2008 or such later date as the parties may agree in writing;
"Ms. Chu"	Ms. Chu Wan Kam Sabrina, one of the Vendors and a director of SKC;
"Ms. Yeung"	Ms. Yeung Sui King, one of the Vendors and a director of SKC;
"Original Balance Payment"	the amount of HK$28,860,000;
"PRC" or "China"	The People's Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;
"Put Option"	the option granted by Smart Apex to the Vendors pursuant to the Sale and Purchase Agreement as detailed in the paragraph headed "The Put Option" in this announcement;
"Reduced Amount"	The amount to be deducted from the Original Balance Payment calculated in accordance with the formula set out in the paragraph headed "Adjustment to the Aggregate Consideration" in this announcement;
"SKC"	SKC Group Limited, a company incorporated in Hong Kong with limited liability and owned by the SKC Shareholders as at the date of this announcement;
"SKC Group"	SKC and its subsidiaries;
"SKC Shareholders"	Ms. Chu, Ms. Yeung and seven individuals and one body corporate identified in the table set out in the section headed "Information on the SKC Group";
"Sale Shares"	8,000 ordinary shares of HK$1.00 each in the issued share capital of SKC;
"Sale and Purchase Agreement"	the agreement for sale and purchase dated 2 September 2008 and entered into between the Vendors and Smart Apex in relation to the Acquisition and the grant of the Put Option;
"Shareholders"	the holders of the Shares;

"Share(s)"	the ordinary share(s) of HK$0.10 each in the capital of the Company;
"Smart Apex"	Smart Apex Holdings Limited, a wholly owned subsidiary of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Vendors"	Ms. Chu, Ms. Yeung and eight other SKC Shareholders identified in the table set out in the section headed "Information on the SKC Group"; and
"HK$" or "Hong Kong Dollars"	Hong Kong dollars, the lawful currency of Hong Kong.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 4 September 2008

* *for identification purposes only*

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

SUSPENSION OF TRADING

At the request of Wo Kee Hong (Holdings) Limited (the "**Company**"), trading in its shares was suspended with effect from 9:30 a.m. on Wednesday, 3 September 2008 pending the publication of an announcement by the Company regarding a major acquisition.

By Order of the Board
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 3 September 2008

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

CONNECTED TRANSACTION – PURCHASE OF A UNIT OF VINTAGE FERRARI FROM A CONNECTED PERSON

On 18 September 2008, Auto Italia, an approximately 70.50% owned subsidiary of the Company purchased a unit of vintage Ferrari from Mr. Richard Lee, a Director and controlling shareholder of the Company, for a cash consideration of HK$4.68 million.

The Purchase was made in the ordinary course of business of Auto Italia. The Directors, including the independent non-executive Directors, are of the view that the Purchase is in the ordinary course of business of Auto Italia and the terms of the Purchase are on normal commercial terms and fair to the shareholders as a whole.

Mr. Richard Lee, being a Director and a controlling shareholder of the Company, is a connected person of the Company. Accordingly, the Purchase constitutes a connected transaction for the Company. As the percentage ratios (other than the profits ratio) is more than 2.5% but less than 25% and the Consideration is less than HK$10,000,000, the Purchase is subject to disclosure by way of an announcement under Rule 14A.32 of the Listing Rules. Details of the Purchase will also be included in the next annual report of the Company.

THE PURCHASE

On 18 September 2008, Auto Italia, an approximately 70.50% owned subsidiary of the Company, purchased a unit of vintage Ferrari from Mr. Richard Lee, a Director and controlling shareholder of the Company, for a cash consideration of HK$4.68 million which is payable on or before 30 September 2008. The Consideration shall be paid through internal resources. The vintage Ferrari was purchased by Mr. Richard Lee at the purchase cost of HK$1.4 million in 2002 for self-use.

Auto Italia is an approximately 70.50% owned subsidiary of the Company and is principally engaged in the trading of cars and related accessories and provision of car repairing services. The Purchase was made in the ordinary course of business of Auto Italia and the Consideration is determined by reference to a valuation amount of US$600,000 (equivalent to approximately HK$4.68 million) prepared by a qualified valuer which is an independent third party not connected with the connected persons of the Company based on the market and cost approach. The Directors, including the independent non-executive Directors, are of the view that the Purchase is in the ordinary course of business of Auto Italia and the terms of the Purchase are on normal commercial terms and fair and reasonable and in the interests of the Company and its shareholders as a whole.

REASONS FOR THE PURCHASE

The Group is principally engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region, in particular, the markets of the PRC, Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

The vintage Ferrari has a good resale value due to the limited supply in the market and as take in used cars for resale is one of the principal businesses of Auto Italia, Auto Italia decided to purchase the car.

GENERAL

Mr. Richard Lee, being a Director and a controlling shareholder of the Company interested in approximately 39.25% of the issued share capital of the Company, is a connected person of the Company. Accordingly, the Purchase constitutes a connected transaction for the Company. As the percentage ratios (other than the profits ratio) is more than 2.5% but less than 25% and the Consideration is less than HK$10,000,000, the Purchase is subject to disclosure by way of an announcement under Rule 14A.32 of the Listing Rules. Details of the Purchase will also be included in the next annual report of the Company.

DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

"Auto Italia"	Auto Italia Limited (快意汽車有限公司), a company incorporated in Hong Kong and is owned as to approximately 70.50% by the Company;
"Board"	the board of Directors;
"Company"	Wo Kee Hong (Holdings) Limited, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"connected person(s)"	has the meaning ascribed thereto in the Listing Rules;
"Consideration"	the amount of HK$4.68 million;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries; and members of the Group shall be construed accordingly;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	The Macau Special Administrative Region of the PRC;
"Mr. Richard Lee"	Mr. Richard Man Fai LEE, a Director and a controlling shareholder of the Company within the meaning of the Listing Rules;
"percentage ratio(s)"	has the meaning ascribed thereto in the Listing Rules;
"PRC"	The People's Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau and Taiwan;
"Purchase"	the purchase of a unit of vintage Ferrari from Mr. Richard Lee by Auto Italia for the Consideration;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"US$"	United States dollars, the lawful currency of the United States of America.

In this announcement, all amounts in US$ are converted into HK$ at the exchange rate of HK$7.8: US$1.00. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 18 September 2008

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

DATE OF BOARD MEETING

The board of directors (the "Board") of Wo Kee Hong (Holdings) Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 18 September 2008 for the purposes of, among other matters, approving the interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and considering the recommendation of payment of interim dividend, if any.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors, Ms. Kam Har YUE, who is a non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, 5 September 2008

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

12 August 2008

Dear Sir,

Name of Company: Wo Kee Hong (Holdings) Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
12 August 2008	485,000	On the Exchange	0.50	0.50	242,500.00
Total	485,000				242,500.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 485,000
2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{Issued share capital}}\right)$$ 0.1899%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 7 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Name: Phyllis Sum Yu NG

Company Secretary

for and on behalf of

Wo Kee Hong (Holdings) Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

13 August 2008

Dear Sir,

Name of Company: Wo Kee Hong (Holdings) Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
13 August 2008	800,000	On the Exchange	0.54	0.51	417,000.00
Total	800,000				417,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,285,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100 / Issued share capital) 0.5033%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 7 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Name: Phyllis Sum Yu NG

Company Secretary

for and on behalf of

Wo Kee Hong (Holdings) Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

14 August 2008

Dear Sir,

Name of Company: Wo Kee Hong (Holdings) Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
14 August 2008	605,000	On the Exchange	0.51	0.51	308,550.00
Total	605,000				308,550.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,890,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{Issued share capital}} \right)$$ 0.7402%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 7 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Name: Phyllis Sum Yu NG

Company Secretary

for and on behalf of

Wo Kee Hong (Holdings) Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

15 August 2008

Dear Sir,

Name of Company: Wo Kee Hong (Holdings) Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
15 August 2008	460,000	On the Exchange	0.51	0.51	234,600.00
Total	460,000				234,600.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,350,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{Issued share capital}} \right)$$ 0.9204%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 7 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Name: Phyllis Sum Yu NG

Company Secretary

for and on behalf of

Wo Kee Hong (Holdings) Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser, transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

VERY SUBSTANTIAL ACQUISITION IN RELATION TO THE ACQUISITION OF 80% INTEREST IN A COMPANY ENGAGING IN THE BUSINESS OF RETAILING AND WHOLESALING OF CHILDREN APPARELS AND GRANT OF PUT OPTION

Financial adviser to the Company

Access Capital

A notice convening a special general meeting of WO KEE HONG (HOLDINGS) LIMITED (the "Company") to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Tuesday, 14 October 2008 at 10:00 a.m. or any adjournment thereof is set out on pages 187 to 189 of this circular.

If you are not able to attend the special general meeting in person, please complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event, not less than 48 hours before the time fixed for holding of the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) or upon the poll concerned should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

* *for identification purpose only*

26 September 2008

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of 80% of the issued share capital of SKC pursuant to the Sale and Purchase Agreement;
"Aggregate Consideration"	the consideration for the Acquisition under the Sale and Purchase Agreement;
"Board"	the board of Directors;
"Bye-laws"	the bye-laws of the Company;
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and the Shares are listed on the Main Board of the Stock Exchange;
"Completion"	completion of the Acquisition in accordance with the Sale and Purchase Agreement;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Directors"	the directors of the Company;
"Enlarged Group"	the Group as enlarged by the Acquisition;
"Group"	the Company and its subsidiaries;
"Guaranteed Profits"	the guarantee by the Vendors that the Adjusted 2009 Net Profits shall not be less than HK$18,500,000;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	24 September 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Long Stop Date"	15 November 2008 or such later date as the parties may agree in writing;

"Macau"	Macau Special Administrative Region of the PRC;
"Ms. Chu"	Ms. Chu Wan Kam Sabrina, one of the Vendors and a director of SKC;
"Ms. Yeung"	Ms. Yeung Sui King, one of the Vendors and a director of SKC;
"Original Balance Payment"	the amount of HK$28,860,000;
"PRC" or "China"	The People's Republic of China and for the sole purpose of this circular shall exclude Hong Kong, Macau and Taiwan;
"Put Option"	the option granted by Smart Apex to the Vendors pursuant to the Sale and Purchase Agreement as detailed in the paragraph headed "The Put Option" in the Letter from the Board contained in this circular;
"Reduced Amount"	the amount to be deducted from the Original Balance Payment calculated in accordance with the formula set out in the paragraph headed "Adjustment to the Aggregate Consideration" in the Letter from the Board contained in this circular;
"Sale and Purchase Agreement"	the agreement for sale and purchase dated 2 September 2008 and entered into between the Vendors and Smart Apex in relation to the Acquisition and the grant of the Put Option;
"Sale Shares"	8,000 ordinary shares of HK$1.00 each in the issued share capital of SKC;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	the ordinary share(s) of HK$0.10 each in the capital of the Company;
"Shareholders"	holders of the Shares;
"SKC"	SKC Group Limited, a company incorporated in Hong Kong with limited liability and owned by the SKC Shareholders as at the Latest Practicable Date;

"SKC Group"	SKC and its subsidiaries;
"SKC Shareholders" or "Vendors"	Ms. Chu, Ms. Yeung and seven individuals and one body corporate identified in the table set out in the paragraph headed "Information on the SKC Group" in the Letter from the Board contained in this circular;
"Smart Apex"	Smart Apex Holdings Limited, a wholly owned subsidiary of the Company;
"Special General Meeting"	the special general meeting of the Company to be held and convened for the purpose of considering and, if thought fit, approving, confirming and ratifying the Sale and Purchase Agreement and the transactions contemplated thereunder;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"HK$" or "Hong Kong Dollars"	Hong Kong dollars, the lawful currency of Hong Kong.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

Executive Directors:
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

26 September 2008

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION IN RELATION TO THE ACQUISITION OF 80% INTEREST IN A COMPANY ENGAGING IN THE BUSINESS OF RETAILING AND WHOLESALING OF CHILDREN APPARELS AND GRANT OF PUT OPTION

INTRODUCTION

The Company announced on 4 September 2008 that Smart Apex, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with the Vendors pursuant to which Smart Apex agrees to acquire 80% of the issued share capital in SKC for the aggregate consideration of HK$96,200,000, subject to certain adjustment. The SKC Group owns the "Kingkow" brand name with points of sales in the Greater China Region, Korea, Southeast Asia and Middle East.

* *for identification purpose only*

Upon Completion, SKC will be owned as to 80% by the Company and as to 20% by the Vendors in aggregate. SKC and its subsidiaries will become subsidiaries of the Company.

Pursuant to the Sale and Purchase Agreement, Smart Apex has granted the Put Option to the Vendors exercisable during the period from 1 January 2011 to 31 December 2015.

As the exercise price of the Put Option is to be calculated by reference to the relevant audited consolidated net profit of SKC at the time of the exercise of the Put Option, the maximum total consideration payable by Smart Apex under the Put Option cannot be determined as at the Latest Practicable Date. The grant of the Put Option which is to be classified as if it has been exercised under Rule 14.74(1) of the Listing Rules together with the Acquisition is treated as constituting a very substantial acquisition for the Company under the Listing Rules and is therefore conditional on the approval of the Shareholders.

The purpose of this circular is to provide you with further particulars of the Acquisition and the Put Option together with the notice of the Special General Meeting to be convened for the purpose of approving the Acquisition and the Put Option.

THE SALE AND PURCHASE AGREEMENT DATED 2 SEPTEMBER 2008

Parties

Purchaser	:	Smart Apex, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
Vendors	:	Ms. Chu, Ms. Yeung and eight other SKC Shareholders as identified in the table set out in the paragraph headed "Information on the SKC Group" below

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the Vendors and in case the Vendor is a corporate, its ultimate beneficial owners, is a third party independent of and not connected with the Company or its connected persons. None of the Company and its connected persons has any prior business relationship with any of the Vendors, and in case of York Talent Ltd., its ultimate beneficial owners, before the entering into of the Sale and Purchase Agreement.

Assets to Be Acquired

The Sale Shares, being 80% of the issued share capital of SKC, are to be sold by the Vendors in proportion to their respective percentage holding in SKC and as to 3,878 Sale Shares by Ms. Chu (representing approximately 48.47% of the total Sale Shares), 1,237 Sale Shares by Ms. Yeung (representing approximately 15.46% of the total Sale Shares) and 2,885 Sale Shares by eight other SKC Shareholders (representing approximately 36.07% of the total Sale Shares).

The Aggregate Consideration

The aggregate consideration of HK$96,200,000 (subject to adjustments described below) is payable by Smart Apex in cash in the following manner:

(a) as to HK$67,340,000 at Completion; and

(b) as to HK$28,860,000 (subject to adjustment detailed in the paragraph headed "Adjustment to the Aggregate Consideration" below) within 5 business days of the agreement of the adjusted amount between the parties and no later than 30 April 2010.

The Aggregate Consideration is to be received by the Vendors in proportion to the number of Sale Shares to be sold by each of them to the total number of Sale Shares. The Aggregate Consideration was determined after arm's length negotiation between the Company and the Vendors with reference to the Guaranteed Profits and a price earnings ratio of approximately 6.5 times. In arriving at the Aggregate Consideration, the Group has compared the market statistics of companies engaging in apparels distribution and retailing business and is of the view that the Aggregate Consideration (in particular the 6.5 times price earnings ratio) is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Adjustment to the Aggregate Consideration

Adjustment will be made to the audited consolidated net profits of SKC for the year ending 31 December 2009 by carving out the revenue and expenses relating to the operation of the SKC Group in Taiwan for the year ending 31 December 2009 up to a maximum amount of HK$3,000,000 (the "**Adjusted 2009 Net Profits**"). The Vendors guarantee that Adjusted 2009 Net Profits will not be less than HK$18,500,000, i.e. the Guaranteed Profits.

In the event the Adjusted 2009 Net Profits is less than HK$16,000,000, the Original Balance Payment will be adjusted by reference to the following formula:

(Guaranteed Profits – Adjusted 2009 Net Profits) x 6.5 x 80%

If the Adjusted 2009 Net Profits is zero or a negative figure, zero will be adopted as "Adjusted 2009 Net Profits" in application of the formula. Should the Reduced Amount exceeds the Original Balance Payment, the Reduced Amount will be equivalent to the Original Balance Payment.

There will not be upward adjustment to the Original Balance Payment.

Conditions

Completion is conditional upon satisfaction of the following conditions:

(a) Smart Apex being satisfied with the results of the legal and financial due diligence review of the business, affairs, operation and financial position of SKC and the due incorporation of, the valid existence of and the power and capacity of the SKC Group to carry on their respective business;

(b) the obtaining of all necessary approvals, authorizations or consents in Hong Kong or elsewhere in relation to the transactions contemplated under the Sale and Purchase Agreement;

(c) the SKC Group having entered into entrustment agreements in such form to be agreed between the parties with Ms. Chu and Ms. Yeung respectively in respect of the business of the shops of the SKC Group;

(d) the Company having obtained its shareholders' approval of the Acquisition and transactions contemplated under the Sale and Purchase Agreement at its general meeting in accordance with the Listing Rules;

(e) SKC having obtained the consent to the change of ultimate beneficial owners of SKC from their bankers providing loan facilities to the SKC Group in accordance with the terms and conditions of such loan facilities, if required; and

(f) to the extent required in the lease agreement relating to SKC's office in Manulife Tower as well as the lease agreement for an office at Causeway Bay, SKC having obtained the necessary consent from the landlord under the relevant lease agreement in relation to the transactions contemplated in the Sale and Purchase Agreement.

Four of the points of sale of the SKC Group are operated in the name of Ms. Chu and Ms. Yeung, the entrustment agreements referred to in (c) above are to rationalise and formalise the ownership of such points of sales by the SKC Group.

If any of the conditions shall not have been satisfied (or waived, where applicable, by Smart Apex pursuant to the Sale and Purchase Agreement) by the Long Stop Date, the Sale and Purchase Agreement shall lapse and the Sale and Purchase Agreement and all provisions contained except for, amongst others, provisions relating to restrictions on disclosure, shall, subject to the liability of any party to the other parties in respect of any antecedent breach of the terms hereof, be null and void and of no further effect.

Completion

Completion will take place on the fifth business day after satisfaction or waiver (as the case may be) of the conditions set out in the Sale and Purchase Agreement, or such later date as the parties may agree in writing prior to Completion.

The Put Option

Pursuant to the Sale and Purchase Agreement, Smart Apex has granted the Put Option to the Vendors exercisable during the period from 1 January 2011 to 31 December 2015 by serving a written notice on Smart Apex requiring Smart Apex to purchase up to 20% of the issued share capital of SKC. The consideration payable will be determined by reference to a price earnings ratio of 6.5 times of the audited consolidated net profit of SKC for the immediately preceding financial year in case the notice to exercise the Put Option is served on or before 30 June or the audited consolidated net profit of SKC for the immediately preceding 12 months up to 30 June in case the notice to exercise the Put Option is served after 30 June.

As the majority shareholder of SKC upon Completion, Smart Apex does not want the SKC Shareholders to sell their interest in SKC to outside parties when any of them wish to dispose of their interest and hence agreed to the grant of the Put Option. On the other hand, the SKC Shareholders can dispose of their interest in SKC to Smart Apex at a consideration to be determined by reference to the agreed formula at the same price earnings ratio as the Acquisition without having to identify a potential purchaser and to engage in lengthy discussion with such potential purchaser.

As the exercise price of the Put Option is to be calculated by reference to the relevant audited consolidated net profit of SKC at the time of the exercise of the Put Option, the maximum total consideration payable by Smart Apex under the Put Option cannot be determined as at the date hereof. The grant of the Put Option which is to be classified as if it has been exercised under Rule 14.74(1) of the Listing Rules together with the Acquisition will be treated as if it is a very substantial acquisition.

The Company will comply with the disclosure requirement in Rule 14.74(2) of the Listing Rules upon the exercise of the Put Option.

INFORMATION ON THE SKC GROUP

SKC is a company incorporated in Hong Kong with limited liability on 23 January 1998. The following table sets out the shareholding structure of SKC as at the date of the Sale and Purchase Agreement and upon Completion:

	Shareholding structure of SKC as at the date of the Sale and Purchase Agreement		Shareholding structure of SKC upon Completion	
	Number of shares held	Approximate percentage %	Number of shares held	Approximate percentage %
Ms. Chu	4,847	48.47	969	9.69
Ms. Yeung	1,546	15.46	309	3.09
York Talent Ltd.	1,031	10.31	207	2.07
Chan Roy	515	5.15	103	1.03
Ho Cheung Hing	515	5.15	103	1.03
Chan Ka Lok	412	4.12	82	0.82
Leung Yuet Ming	412	4.12	82	0.82
Ho Keung Hing	258	2.58	52	0.52
Ho Yun Kit	258	2.58	52	0.52
Yeung Sui Lung Gloria	206	2.06	41	0.41
Smart Apex	–	–	8,000	80
Total	10,000	100	10,000	100

Notes:

1. Ms. Chu is the mother of Mr. Chan Roy.

2. Ms. Yeung and Ms. Yeung Sui Lung Gloria are sisters.

3. Mr. Ho Cheung Hing, Mr. Ho Keung Hing and Mr. Ho Yun Kit are brothers.

SKC has three wholly owned subsidiaries, Billion Treasure International Limited, Profit Dynamic Limited and 韵利(上海)商業有限公司 (Yunli (Shanghai) Trading Co. Ltd.*). Each of Billion Treasure International Limited and Profit Dynamic Limited is incorporated in Hong Kong with limited liability. 韵利(上海)商業有限公司 (Yunli (Shanghai) Trading Co. Ltd.*) is a wholly foreign owned enterprise established in the PRC. The members of the SKC Group are principally engaged in the retailing and wholesaling of children apparels. SKC also has a 46% interest in a company incorporated in Singapore which is engaged in the retail sale of children and infants' wear (including products and accessories for infants).

The SKC Group owns the "Kingkow" brand name. "Kingkow" is a leading international specialty retail chain with points of sales in the Greater China Region, Korea, Southeast Asia and Middle East offering high quality and uniquely design clothing and accessories for newborn to 14-year old children. The SKC Group has a long history and established customers base enabling it to expand in various regions since its founding in Hong Kong more than 10 years ago. As at the Latest Practicable Date, the SKC Group has 98 points of sales located mainly in Hong Kong, Macau, PRC, Singapore, Thailand, Korea, United Arab Emirates and Kazakhstan.

According to the audited consolidated financial statements of SKC as at 29 February 2008, the net assets value of SKC was approximately HK$81.9 million. SKC recorded audited consolidated net profit before and after tax for each of the two financial years ended 28 February 2007 and 29 February 2008 as follows:

	For the year ended 29 February 2008 (audited) *HK$*	**For the year ended 28 February 2007 (audited)** *HK$*
Net profit before tax	23,994,122	14,001,664
Net profit after tax	21,343,572	12,760,374

Upon completion of the Sale and Purchase Agreement, SKC will be owned as to 80% by Smart Apex and will become an indirect subsidiary of the Company. The Vendors will own as to the remaining 20% of SKC. The results of the SKC Group will be consolidated into the Group's financial results for the financial year ending 31 December 2008. Ms. Chu and Ms. Yeung will remain as directors of SKC and Smart Apex will nominate three persons to the board of directors of SKC.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region, in particular, the markets of the PRC, Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparel and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

The children's wear market in China is very large and highly fragmented. There are over 400 million children in China and more than 100 million children living in urban areas. With growing urbanization and affluence and the "One Child" policy, the Directors believe that China represents a significant growing opportunity to the Group to further its brand building effort and to expand its coverage. The Board is of the view that the Acquisition would enable the Group to expand and diversify its existing fashion and accessories business line; and provide synergy to the Group's wholesale and distribution networks. The Directors believe that the corporate strategy of the Group is in line with the strategy of the SKC Group to continue to expand its market leadership and to build its brand on the basis of its existing solid foundation. On this basis, the Board is of the view that the Group's revenue stream shall be strengthened and further diversified by the Acquisition.

In view of the above, the Directors are of the view that the terms of the Sale and Purchase Agreement including the Aggregate Consideration are fair and reasonable so far as the Shareholders are concerned and the Sale and Purchase Agreement is in the interests of the Company and the Shareholders as a whole.

POSSIBLE FINANCIAL IMPACT OF THE ACQUISITION

Upon Completion, SKC will become an 80% owned subsidiary of the Company and the financial results of the SKC Group will be consolidated into the Group.

Based on the unaudited pro forma financial information of the Enlarged Group as set out in Appendix III to the Circular, the unaudited total assets and liabilities of the Enlarged Group will be increased by approximately 4.3% and 4.5% respectively to approximately HK$835.0 million and HK$415.7 million respectively (audited total assets and liabilities of the Group were approximately HK$800.7 million and HK$397.9 million respectively as at 31 December 2007).

The Directors consider that the Acquisition will contribute to the earnings base of the Enlarged Group. However, the overall effects of the Acquisition on the future earnings of the Enlarged Group will depend on, amongst other matters, the future performance of the SKC Group.

IMPLICATION UNDER THE LISTING RULES

The Acquisition together with the grant of the Put Option is treated as constituting a very substantial acquisition for the Company under the Listing Rules and is therefore conditional on the approval of the Shareholders. None of the Vendors has any interest in the Company and there is no Shareholder who is interested in the Acquisition and/or the Put Option. Accordingly, all Shareholders can vote on the resolutions in relation to the Acquisition and the Put Option to be proposed at the Special General Meeting.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, 14 October 2008 at 10:00 a.m. or any adjournment thereof is set out on pages 187 to 189 of this circular and a form of proxy for use at the Special General Meeting is herein enclosed. If you are not able to attend the Special General Meeting in person, please complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for holding of the Special General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting or any adjourned meeting (as the case may be) or upon the poll concerned should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

PROCEDURES FOR DEMANDING POLL

Pursuant to bye-law 70 of the Bye-laws, a poll may be demanded in relation to any resolution put to the vote of the Special General Meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Board considers that terms of the Sale and Purchase Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole, and therefore recommends the Shareholders to vote in favour of the resolution to be proposed at the Special General Meeting.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

* *for identification purpose only*

1. FINANCIAL SUMMARY

The following is a summary of the audited consolidated financial information of the Group for each of the three years ended 31 December 2005, 2006 and 2007, as extracted from the annual reports of the Company for which the auditors of the Company, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, expressed unqualified opinion.

Results

	Year ended 31 December		
	2007	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,153,201	786,580	697,454
Profit from operations	4,135	27,730	76,322
Finance costs	(14,355)	(11,381)	(6,685)
Other non-operating income	76,021	28,624	–
Other non-operating expenses	(15,468)	(25,658)	–
Share of results of associates	(1,169)	(7,777)	(20,739)
Profit before tax	49,164	11,538	48,898
Income tax expenses	(6,256)	(1,141)	(11,502)
Profit for the year	42,908	10,397	37,396
Attributable to:			
Equity holders of the Company	35,677	7,114	35,461
Minority interests	7,231	3,283	1,935
	42,908	10,397	37,396

Assets, liabilities and equity

	As at 31 December		
	2007	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Total assets	800,723	721,686	615,606
Total liabilities	(397,869)	(402,707)	(311,085)
Net assets	402,854	318,979	304,521
Equity attributable to equity holders of the Company	380,378	303,976	300,977
Minority interests	22,476	15,003	3,544
	402,854	318,979	304,521

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is the audited consolidated financial statements of the Group for the year ended 31 December 2007 together with the accompanying notes, extracted from the annual report of the Company for the year ended 31 December 2007.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	Notes	**2007** *HK$'000*	**2006** *HK$'000*
Turnover	*5*	1,153,201	786,580
Cost of sales		(938,222)	(624,947)
Gross profit		214,979	161,633
Other operating income	*7*	4,479	16,245
Distribution costs		(72,125)	(55,121)
Administrative expenses		(145,220)	(120,198)
Gain on disposal of properties held for sale		–	5
Loss on disposal of investment properties		–	(260)
Fair value gains on investment properties	*14*	2,022	25,026
Reversal of write-down of properties held for sale to net realisable value		–	400
Profit from operations	*8*	4,135	27,730
Finance costs	*9*	(14,355)	(11,381)
Impairment on available-for-sale financial assets	*24*	(6,000)	–
Provision for guarantee	*27*	(7,500)	–
Loss on disposal of a subsidiary	*36*	–	(15,935)
Gain on disposal of subsidiaries	*36*	76,021	28,624
Loss on disposal of an associate	*20*	(1,968)	(9,723)
Share of results of associates	*20*	(1,169)	(7,777)
Profit before tax		49,164	11,538
Income tax expenses	*10*	(6,256)	(1,141)
Profit for the year		42,908	10,397
Attributable to:			
Equity holders of the Company		35,677	7,114
Minority interests		7,231	3,283
		42,908	10,397
Earnings per share of profit attributable to equity holders of the Company			
– Basic and diluted	*11*	HK$0.15	HK$0.03

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
Non-current assets			
Investment properties	14	9,600	234,918
Property, plant and equipment	15	44,541	100,479
Prepaid lease payments	16	1,558	–
Goodwill	17	2,787	2,597
Interests in associates	20	–	10,727
Available-for-sale financial assets	24	30,527	527
Deferred tax assets	32	16	4,215
		89,029	353,463
Current assets			
Inventories	21	124,993	150,477
Properties held for sale, at net realisable value		23,400	23,400
Trade and other receivables	22	185,075	149,440
Amounts due from associates	23	14,260	3,951
Other financial assets at fair value through profit or loss	25	17	11
Cash and cash equivalents		363,949	40,944
		711,694	368,223
Current liabilities			
Trade and other payables	26	243,956	163,567
Bills payables		36,758	45,984
Tax payables		162	296
Amounts due to related companies	29	1,343	6,914
Convertible loan note	28	30,207	–
Obligations under finance leases – due within one year	30	936	1,387
Borrowings – due within one year	31	70,827	122,671
		384,189	340,819
Net current assets		327,505	27,404
Total assets less current liabilities		416,534	380,867

	Notes	2007 HK$'000	2006 HK$'000
Non-current liabilities			
Convertible loan note	28	–	29,549
Obligations under finance leases – due after one year	30	168	1,121
Borrowings – due after one year	31	13,506	11,303
Deferred tax liabilities	32	6	19,915
		13,680	61,888
Net assets		402,854	318,979
Capital and reserves			
Share capital	33	255,314	221,615
Reserves		125,064	82,361
Equity attributable to equity holders of the Company		380,378	303,976
Minority interests		22,476	15,003
Total equity		402,854	318,979

BALANCE SHEET
At 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
Non-current assets			
Property, plant and equipment	15	560	1,586
Investments in subsidiaries	19	271,075	277,894
		271,635	279,480
Current assets			
Trade and other receivables		726	557
Amounts due from subsidiaries	23	36,918	–
Amounts due from associates	23	114	–
Other financial assets at fair value through profit or loss	25	17	11
Cash and cash equivalents		318	327
		38,093	895
Current liabilities			
Trade and other payables		4,092	3,689
Amounts due to subsidiaries	23	180,127	156,704
Amounts due to related companies	29	441	553
Convertible loan note	28	30,207	–
Financial guarantee contracts		8,307	15,126
		223,174	176,072
Net current liabilities		(185,081)	(175,177)
Total assets less current liabilities		86,554	104,303
Non-current liabilities			
Convertible loan note	28	–	29,549
Net assets		86,554	74,754
Capital and reserves attributable to equity holders of the Company			
Share capital	33	255,314	221,615
Reserves	34	(168,760)	(146,861)
Total equity		86,554	74,754

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2007

	Attributable to equity holders of the Company									
	Share capital	Share premium	Capital redemption reserve	Share options reserve	Exchange reserve	Equity component of convertible loan note	Other reserve	Accumulated losses	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* *(note)*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2006	221,615	–	916	–	(40)	185	151,236	(72,935)	3,544	304,521
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	–	–	(6,358)	–	–	–	–	(6,358)
Net income recognised directly in equity	–	–	–	–	(6,358)	–	–	–	–	(6,358)
Profit for the year	–	–	–	–	–	–	–	7,114	3,283	10,397
Total recognised income for the year	–	–	–	–	(6,358)	–	–	7,114	3,283	4,039
Release upon disposal of subsidiaries	–	–	–	–	2,243	–	–	–	8,176	10,419
At 31 December 2006 and 1 January 2007	221,615	–	916	–	(4,155)	185	151,236	(65,821)	15,003	318,979
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	–	–	(15)	–	–	–	242	227
Recognition of equity-settled share-based payment	–	–	–	2,153	–	–	–	–	–	2,153
Net income recognised directly in equity	–	–	–	2,153	(15)	–	–	–	242	2,380
Profit for the year	–	–	–	–	–	–	–	35,677	7,231	42,908
Total recognised income for the year	–	–	–	2,153	(15)	–	–	35,677	7,473	45,288
Issue of shares upon exercise of share options	2,433	226	–	(72)	–	–	–	–	–	2,587
Issue of shares upon acquisition of available-for-sale financial assets	31,266	4,734	–	–	–	–	–	–	–	36,000
Lapse of share options	–	–	–	(64)	–	–	–	64	–	–
At 31 December 2007	255,314	4,960	916	2,017	(4,170)	185	151,236	(30,080)	22,476	402,854

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At 1 January 2006	(68,098)
Loss for the year	(7,777)
At 31 December 2006 and 1 January 2007	(75,875)
Loss for the year	(1,169)
At 31 December 2007	(77,044)

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on 18 September 2002.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

	2007	2006
	HK$'000	*HK$'000*
Operating activities		
Profit before tax	49,164	11,538
Adjustments for:		
Share of results of associates	1,169	7,777
Interest income	(1,922)	(348)
Interest expenses	14,013	10,917
Finance lease charges	20	14
Depreciation	10,754	9,036
Amortisation of prepaid lease payments	5	–
Negative goodwill	–	(8,008)
Gain on disposal of properties held for sale	–	(5)
Loss on disposal of investment properties	–	260
(Gain)/loss on disposal of property, plant and equipment	(444)	9
Fair value (gain)/loss on other financial assets at fair value through profit or loss	(6)	9
Fair value gain on derivative financial instruments	(57)	–
Provision for guarantee	7,500	–
Reversal of write-down of properties held for sale to net realisable value	–	(400)
Fair value gains on investment properties	(2,022)	(25,026)
Loss on disposal of a subsidiary	–	15,935
Gain on disposal of subsidiaries	(76,021)	(28,624)
Loss on disposal of an associate	1,968	9,723
Impairment loss on goodwill	118	–
Impairment loss on available-for-sale financial assets	6,000	–
Share-based payment expenses	2,153	–
Operating cash flows before movements in working capital	12,392	2,807
Decrease/(increase) in inventories	26,026	(67,376)
Decrease in properties held for sale	–	1,856
Increase in trade and other receivables	(36,301)	(39,500)
(Increase)/decrease in amounts due from associates	(10,309)	577
Increase in trade and other payables	76,927	44,957
(Decrease)/increase in bills payables	(9,226)	26,968
Decrease in amounts due to related companies	(5,571)	(2,538)
Cash generated from/(used in) operations	53,938	(32,249)
Hong Kong Profits Tax paid	(693)	–
Overseas tax paid	–	(418)
	(693)	(418)
Net cash generated from/(used in) operating activities	53,245	(32,667)

	2007 *HK$'000*	2006 *HK$'000*
Investing activities		
Purchase of investment properties	–	(4,944)
Proceeds from disposal of investment properties	–	1,140
Purchase of property, plant and equipment	(32,673)	(12,422)
Proceeds from disposal of property, plant and equipment	1,983	142
Proceeds from disposal of right of distribution of products	–	5,873
Proceeds from disposal of an associate	6,791	26,161
Net cash inflow/(outflow) from acquisition of subsidiaries	8	(1,113)
Net cash inflow from disposal of subsidiaries	352,746	–
Interest received	1,922	348
Net cash generated from investing activities	330,777	15,185
Financing activities		
New bank loans	496,629	347,457
New obligations under finance leases	–	2,600
Proceeds from exercise of share options	2,587	–
Repayment of bank loans	(528,963)	(312,498)
Interest paid	(13,355)	(10,319)
Repayment of obligations under finance leases	(1,404)	(493)
Finance lease charges paid	(20)	(14)
Net cash (used in)/generated from financing activities	(44,526)	26,733
Net increase in cash and cash equivalents	339,496	9,251
Cash and cash equivalents at 1 January	22,023	18,603
Effect of foreign currency exchange rate changes	1,847	(5,831)
Cash and cash equivalents at 31 December	363,366	22,023
Analysis of the balances of cash and cash equivalents		
Being:		
Cash and cash equivalents	363,949	40,944
Bank overdrafts	(583)	(18,921)
	363,366	22,023

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2007

1. GENERAL INFORMATION

The Company is a public limited company incorporated in Bermuda and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information section of the annual report.

The Company is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region and, in particular, the markets of the People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products and property investment.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements were approved and authorised for issue by the Board of Directors on 28 March 2008.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, the following of new standards, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are effective for the Group's financial year beginning 1 January 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions[2]
HK(IFRIC) – Int 12	Service Concession Arrangements[3]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]

[1] Effective for annual periods beginning on or after 1 January 2009

[2] Effective for annual periods beginning on or after 1 March 2007

[3] Effective for annual periods beginning on or after 1 January 2008

[4] Effective for annual periods beginning on or after 1 July 2008

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKASs") and Interpretations (the "Interpretations") issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial instruments) and investment properties, which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange the control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet initially at cost as adjusted for the post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, from part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a Group's entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Goodwill

Goodwill arising on acquisitions prior to 1 January 2005

Goodwill arising on an acquisition of net assets and operations of a subsidiary or a jointly controlled entity for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or the relevant jointly controlled entity at the date of acquisition.

For previously capitalised goodwill arising on acquisitions of net assets and operations of subsidiaries or a jointly controlled entity after 1 January 2001, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill (net of cumulative amortisation as at 31 December 2005) is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after 1 January 2005

Goodwill arising on an acquisition of a subsidiary or a jointly controlled entity (which is accounted for using proportionate consolidation) for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary or a jointly controlled entity is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sale of goods is recognised when goods are delivered and the significant risks and rewards of ownership of the goods have passed to the buyer.

Maintenance services income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income arising from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payments). The corresponding liabilities to the lessors are included in the balance sheet as finance lease obligations. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rental payables under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

Leasehold land

Interest in leasehold land is accounted for as operating leases and amortised over the lease term on a straight-line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiaries and associates, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items that are charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	2½ – 5%
Leasehold improvements	20% or over the lease term
Furniture, fixtures and equipment	10 – 20%
Machinery and tools	20 – 33⅓%
Motor vehicles	20 – 25%
Motor yacht	5%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at fair values using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sale of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets designated as at financial assets at fair value through profit or loss, of which interest income is included in net gains or losses.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

(a) it has been acquired principally for the purpose of selling in the near future; or

(b) it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

(c) it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

(a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

(b) the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

(c) it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, cash and cash equivalentsand amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss when there is objective evidence that the assets are impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the assets and the present value of the estimated future cash flows discounted at the current market rate of return for similar financial assets. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods, except for available-for-sale debt investments, which impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

(a) significant financial difficulty of the issuer or counterparty; or

(b) default or delinquency in interest or principal payments; or

(c) it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 7 to 90 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis other than those financial liabilities designated as at financial liabilities at fair value through profit or loss, of which the interest expense is included in net gains or losses.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Convertible loan note

Convertible loan note issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition.

On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate of similar non-convertible debts. The difference between the gross proceeds of the issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan note into equity, is included in equity (convertible loan note equity reserve).

In subsequent periods, the liability component of the convertible loans note is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan note equity reserve until the embedded option is exercised, which the convertible loan note equity reserve and the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. Where the option remains unexercised at the expiry date, the balance stated in convertible loan note equity reserve will be released to the accumulated losses. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan note are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan note using the effective interest method.

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of fixed-rate bank borrowings (fair value hedges) and hedges of highly probable forecast transactions for foreign currency exposure (cash flow hedges), or hedges of net investments in foreign operations.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contact at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised from the Group's consolidated balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or the impairment loss recognised in prior years is no longer exist or have decreased. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset other than goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees

For grants of share options which are conditional upon satisfying specified vesting conditions, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share options reserve). The impact of the revision of the original estimates during the vesting period, if any, is recognised in profit or loss with a corresponding adjustment to share options reserve.

For share options which are vested at the date of grant, the fair value of the share options granted is expensed immediately to profit or loss.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to retained profits.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivatives designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Changes in the fair value of derivatives that are designated as fair value hedge that hedge foreign currency commitments to complete the construction of a cruise ship are deferred and included in the cost of the ship when the commitment is paid. To the extent that the derivative is not effective as a hedge, gains and losses are recognised in the consolidated income statement as gains or losses on foreign exchange.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in equity are recognised in the consolidated income statement as the underlying hedged items are recognised. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii) Derivatives that do not qualify for hedge accounting and those not designated as hedges

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognised immediately in the consolidated income statement.

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Provision for impairment loss on trade and other receivables

The provision for impairment loss on trade and other receivables of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each account. If the financial conditions of the debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provision for obsolete inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes provision for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes provision for obsolete items.

Estimated impairment for goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31 December 2007, the carrying amount of goodwill was approximately HK$2,787,000 (2006: HK$2,597,000). Details of the recoverable amount calculation are disclosed in note 17.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

5. TURNOVER

	2007	**2006**
	HK$'000	*HK$'000*
Sales of goods to customers, less returns and discounts	1,071,904	717,903
Maintenance service income	65,866	58,991
Rental income	15,431	9,686
	1,153,201	786,580

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

Principal activities of the Group are as follows:

Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Electrical appliances	Distribution of air-conditioning products, audio-visual equipment, including car audio, home appliances and installation of air-conditioning products
Property investment	Rental of investment properties and properties held for sale

Segment information about these businesses is presented below.

2007

	Cars and car accessories	Electrical appliances	Property investment	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover						
External sales	883,787	208,526	15,431	45,457	–	1,153,201
Inter-segment sales	–	110	–	–	(110)	–
Total turnover	883,787	208,636	15,431	45,457	(110)	1,153,201
Inter-segment sales are charged at prevailing market rates.						
Results						
Segment results	23,148	1,834	11,884	(6,270)	–	30,596
Unallocated corporate expenses						(26,461)
Profit from operations						4,135
Finance costs						(14,355)
Impairment on available-for-sale financial assets						(6,000)
Provision for guarantee						(7,500)
Gain on disposal of subsidiaries						76,021
Loss on disposal of an associate						(1,968)
Share of result of an associate	(1,169)	–	–	–	–	(1,169)
Profit before tax						49,164
Income tax expenses						(6,256)
Profit for the year						42,908

2007

	Cars and car accessories HK$'000	Electrical appliances HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet						
Assets						
Segment assets	280,548	84,476	33,366	31,861	–	430,251
Interests in associates	–	–	–	–	–	–
Unallocated corporate assets						370,472
Consolidated total assets						800,723
Liabilities						
Segment liabilities	215,670	42,390	668	10,698	–	269,426
Unallocated corporate liabilities						128,443
Consolidated total liabilities						397,869

	Cars and car accessories HK$'000	Electrical appliances HK$'000	Property investment HK$'000	Others HK$'000	Unallocated HK$'000	Consolidated HK$'000
Other information						
Capital expenditures	8,639	1,149	73	3,426	19,501	32,788
Depreciation	6,713	573	15	254	3,199	10,754
Amortisation of prepaid lease payments	–	1	–	4	–	5
Fair value gains on investment properties	–	–	2,022	–	–	2,022
Gain/(loss) on disposal of property, plant and equipment	15	(8)	–	–	437	444
Impairment on available-for-sale financial assets	–	–	–	–	6,000	6,000
Impairment on goodwill	–	118	–	–	–	118
Provision for guarantee	–	–	–	–	7,500	7,500

2006

	Cars and car accessories HK$'000	Electrical appliances HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover						
External sales	550,632	225,379	9,686	883	–	786,580
Inter-segment sales	–	948	–	–	(948)	–
Total turnover	550,632	226,327	9,686	883	(948)	786,580
Inter-segment sales are charged at prevailing market rates.						
Results						
Segment results	13,872	4,653	25,735	(3,600)	–	40,660
Negative goodwill						8,008
Unallocated corporate expenses						(20,938)
Profit from operations						27,730
Finance costs						(11,381)
Loss on disposal of a subsidiary						(15,935)
Gain on disposal of a subsidiary						28,624
Loss on disposal of an associate						(9,723)
Share of results of associates	2,785	(10,562)	–	–	–	(7,777)
Profit before tax						11,538
Income tax expenses						(1,141)
Profit for the year						10,397

2006

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Consolidated balance sheet						
Assets						
Segment assets	214,393	89,004	259,646	50,919	–	613,962
Interests in associates	10,727	–	–	–	–	10,727
Unallocated corporate assets						96,997
Consolidated total assets						721,686
Liabilities						
Segment liabilities	164,756	37,854	5,839	1,127	–	209,576
Unallocated corporate liabilities						193,131
Consolidated total liabilities						402,707
Other information						
Capital expenditures	6,952	737	4,944	4,733	–	17,366
Depreciation	4,416	535	–	4,085	–	9,036
Fair value gains on investment properties	–	–	(25,026)	–	–	(25,026)
Reversal of write-down of properties held for sale to net realisable value	–	–	(400)	–	–	(400)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	980,599	675,901	23,947	34,879
Singapore	69,539	57,222	1,999	1,811
Malaysia	33,532	29,659	1,727	1,879
PRC	57,017	9,359	(1,954)	(6,260)
Macau	11,175	12,567	280	83
Others	1,339	1,872	118	31
	1,153,201	786,580	26,117	32,423
Other operating income			4,479	16,245
Unallocated corporate expenses			(26,461)	(20,938)
Profit from operations			4,135	27,730

The following is an analysis of the carrying amount of segment assets and capital expenditures analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital expenditures	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	694,613	617,109	29,224	8,876
Singapore	30,750	24,928	192	17
Malaysia	18,052	20,434	216	88
PRC	57,308	59,185	3,156	8,385
Macau	–	30	–	–
	800,723	721,686	32,788	17,366

7. OTHER OPERATING INCOME

	2007	2006
	HK$'000	*HK$'000*
Commission income	2,479	2,364
Gain on disposal of right of distribution of products	–	5,873
Management fee refunded	1,900	–
Negative goodwill	–	8,008
Sundry income	100	–
	4,479	16,245

8. PROFIT FROM OPERATIONS

	2007	2006
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Auditors' remuneration	915	3,012
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of approximately HK$1,029,000 (2006: HK$1,083,000))	938,222	624,947
Amortisation of prepaid lease payments	5	–
Depreciation of:		
Owned assets	9,871	8,582
Assets held under finance leases	883	454
Staff costs, including Directors' emoluments	88,749	68,222
Operating lease rental in respect of land and buildings	15,916	10,925
Loss on disposal of property, plant and equipment	–	9
Fair value losses:		
Other financial assets at fair value through profit or loss	–	9
Derivative financial instruments	–	57
Share-based payment expenses	2,153	–
and crediting:		
Interest income	1,922	348
Foreign exchange differences, net	593	769
Fair value gains:		
Other financial assets at fair value through profit or loss	6	–
Derivative financial instruments	57	–
Gain on disposal of property, plant and equipment	444	–

9. FINANCE COSTS

	2007	2006
	HK$'000	*HK$'000*
Interest expenses on:		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	11,005	8,036
Bank loans wholly repayable after five years	91	80
Other loans wholly repayable within five years	84	28
Effective interest expense on convertible loan note *(note 28)*	2,833	2,773
	14,013	10,917
Finance lease charges	20	14
Bank charges	322	450
	14,355	11,381

10. INCOME TAX EXPENSES

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

	2007 *HK$'000*	2006 *HK$'000*
Current tax:		
Hong Kong Profits Tax	2,058	76
Overseas income tax	193	217
	2,251	293
Deferred tax:		
Current year *(note 32)*	4,005	848
Income tax expenses attributable to the Company and its subsidiaries	6,256	1,141

The tax expenses for the year can be reconciled to the profit before tax as follows:

	2007 *HK$'000*	%	2006 *HK$'000*	%
Profit before tax	49,164		11,538	
Tax at the Hong Kong Profits Tax rate of 17.5%	8,604	17.5	2,019	17.5
Tax effect of expenses that are not deductible for tax purposes	5,576	11.3	9,100	78.9
Tax effect of income that are not taxable for tax purposes	(15,065)	(30.6)	(10,148)	(87.9)
Utilisation of deferred tax assets previously not recognised	(294)	(0.6)	(2,100)	(18.2)
Tax effect of tax losses not recognised	8,062	16.4	2,820	24.4
Effect of different tax rates of subsidiaries and associates operating in other jurisdictions	(627)	(1.3)	(550)	(4.8)
Tax expense and effective tax rate for the year	6,256	12.7	1,141	9.9

There was no share of tax attributable to associates at 31 December 2007. At 31 December 2006, the share of tax attributable to associates amounting to approximately HK$1,638,000 was included in "Share of results of associates" on the face of the consolidated income statement.

11. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit attributable to equity holders of the Company of approximately HK$35,677,000 (2006: HK$7,114,000) and on the weighted average number of 233,898,682 (2006: 221,615,433) ordinary shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2007 and 2006 were the same as the basic earnings per share. The Company's outstanding share options and convertible loan note were not included in the calculation of diluted earnings per share because the effects of the Company's outstanding share options and convertible loan note were anti-dilutive.

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

(a) Directors' emoluments

The emoluments paid or payable to each of the ten Directors (2006: nine Directors) were as follows:

		Other emoluments			
	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefit scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE (Resigned on 31 May 2007)	–	1,800	–	–	1,800
Richard Man Fai LEE	–	2,482	170	12	2,664
Jeff Man Bun LEE	–	–	20	1	21
Sammy Chi Chung SUEN (Resigned on 19 April 2007)	–	277	30	4	311
Tik Tung WONG	–	949	60	12	1,021
Waison Chit Sing HUI	–	1,027	20	12	1,059
	–	6,535	300	41	6,876
Non-executive Director					
Kam Har YUE	33	–	–	–	33
Independent Non-executive Directors					
Raymond Cho Min LEE	88	–	–	–	88
Boon Seng TAN	88	–	–	–	88
Ying Kwan CHEUNG	88	–	–	–	88
	264	–	–	–	264
Total for 2007	297	6,535	300	41	7,173

		Other emoluments			
	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefit scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE	–	1,800	–	–	1,800
Richard Man Fai LEE	–	2,478	–	12	2,490
Sammy Chi Chung SUEN	–	877	–	12	889
Tik Tung WONG	–	923	–	12	935
Waison Chit Sing HUI (Appointed on 16 March 2006)	–	815	–	10	825
	–	6,893	–	46	6,939
Non-executive Director					
Kam Har YUE	33	–	–	–	33
Independent Non-executive Directors					
Raymond Cho Min LEE	88	–	–	–	88
Boon Seng TAN	88	–	–	–	88
Ying Kwan CHEUNG	88	–	–	–	88
	264	–	–	–	264
Total for 2006	297	6,893	–	46	7,236

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

(b) Employees' emoluments

During the year, the five highest paid individuals included two Directors (2006: two Directors), details of whose emoluments are set out in note 12(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2007 *HK$'000*	2006 *HK$'000*
Salaries and other benefits	6,462	4,979
Retirement benefits scheme contributions	25	23
	6,487	5,002

The emoluments of the remaining highest paid individuals fell within the following bands:

	2007 Number of employees	2006 Number of employees
HK$1,000,001 – HK$1,500,000	1	2
HK$1,500,001 – HK$2,000,000	1	–
HK$2,000,001 – HK$2,500,000	–	1
HK$3,000,001 – HK$3,500,000	1	–
	3	3

13. RETIREMENT BENEFIT SCHEME

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to approximately HK$2,511,000 (2006: HK$1,971,000), which represents contributions paid or payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are made to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$1,017,000 (2006: HK$842,000).

14. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under medium-term leases *HK$'000*	Investment properties outside Hong Kong held under medium-term leases *HK$'000*	Total *HK$'000*
The Group			
Fair value			
At 1 January 2006	197,199	3,648	200,847
Additions	–	4,944	4,944
Disposals	–	(1,400)	(1,400)
Transfer from property, plant and equipment *(note 15)*	24,896	–	24,896
Transfer to property, plant and equipment *(note 15)*	(19,395)	–	(19,395)
Increase in fair value recognised in the income statement	24,640	386	25,026
At 31 December 2006 and 1 January 2007	227,340	7,578	234,918
Disposal of subsidiaries	(227,340)	–	(227,340)
Increase in fair value recognised in the income statement	–	2,022	2,022
At 31 December 2007	–	9,600	9,600

The investment properties of the Group were revalued at 31 December 2007 by Raffles Appraisals Limited (2006: Malcolm & Associate Appraisal Limited), independent qualified professional valuers. Raffles Appraisals Limited is the member of the Hong Kong Institute of Valuers, and has appropriate qualifications and recent experiences in the valuation of similar properties in relevant locations. The valuation, which conforms to International Valuation Standards, was arrived by reference to an open market, existing use basis.

The Group's investment properties are measured using the fair value model.

The investment properties of the Group are rented out or available for rent under operating leases, further summary details of which are included in note 39 to the financial statements.

The Group had pledged investment properties with a carrying amount of approximately HK$7,100,000 (2006: HK$232,418,000) to secure facilities granted to the Group (note 43).

15. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings outside Hong Kong held under medium-term leases	Land and buildings in Hong Kong held under medium-term leases	Leasehold improvements	Furniture, fixtures and equipment	Machinery and tools	Motor vehicles	Motor yacht	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Group								
Cost or valuation								
At 1 January 2006	–	106,523	24,125	32,131	7,618	6,864	–	177,261
Exchange difference	–	–	9	109	6	94	–	218
Acquisition of a subsidiary	–	–	–	1,229	–	–	–	1,229
Additions	–	–	3,357	1,296	69	7,700	–	12,422
Transfer to investment properties	–	(25,463)	–	–	–	–	–	(25,463)
Transfer from investment properties	–	19,395	–	–	–	–	–	19,395
Disposal of a subsidiary	–	–	–	(15)	(63)	–	–	(78)
Disposals	–	–	–	(1,929)	(9)	(63)	–	(2,001)
At 31 December 2006 and 1 January 2007	–	100,455	27,491	32,821	7,621	14,595	–	182,983
Exchange difference	–	–	205	146	4	110	–	465
Additions	888	–	5,967	2,784	874	3,042	17,636	31,191
Disposal of subsidiaries	–	(100,455)	–	–	–	–	–	(100,455)
Disposals	–	–	(6)	(135)	–	(3,648)	–	(3,789)
At 31 December 2007	888	–	33,657	35,616	8,499	14,099	17,636	110,395
Representing:								
At cost	888	–	33,657	35,616	8,499	14,099	17,636	110,395
At valuation	–	–	–	–	–	–	–	–
	888	–	33,657	35,616	8,499	14,099	17,636	110,395
Accumulated depreciation								
At 1 January 2006	–	22,176	13,956	28,508	4,990	4,967	–	74,597
Exchange difference	–	–	11	105	–	47	–	163
Acquisition of a subsidiary	–	–	–	1,154	–	–	–	1,154
Provided for the year	–	2,685	2,520	1,312	649	1,870	–	9,036
Transfer to investment properties	–	(567)	–	–	–	–	–	(567)
Reclassification	–	–	–	(82)	82	–	–	–
Disposal of a subsidiary	–	–	–	(12)	(17)	–	–	(29)
Eliminated upon disposals	–	–	–	(1,778)	(9)	(63)	–	(1,850)
At 31 December 2006 and 1 January 2007	–	24,294	16,487	29,207	5,695	6,821	–	82,504
Exchange difference	–	–	70	111	4	70	–	255
Provided for the year	4	1,115	4,353	1,480	701	2,219	882	10,754
Disposal of subsidiaries	–	(25,409)	–	–	–	–	–	(25,409)
Eliminated upon disposals	–	–	(5)	(122)	–	(2,123)	–	(2,250)
At 31 December 2007	4	–	20,905	30,676	6,400	6,987	882	65,854
Net book values								
At 31 December 2007	884	–	12,752	4,940	2,099	7,112	16,754	44,541
At 31 December 2006	–	76,161	11,004	3,614	1,926	7,774	–	100,479

At 31 December 2007, the net book value of the Group's motor vehicles included an amount of HK$2,034,000 (2006: HK$2,905,000) in respect of assets held under finance leases.

There was no land and buildings pledged to secure facilities granted to the Group at 31 December 2007. At 31 December 2006, the Group had pledged land and buildings having a carrying amount of approximately HK$76,161,000 to secure facilities granted to the Group (note 43).

	Leasehold improvements *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
The Company				
Cost				
At 1 January 2006	6,244	16,348	1,997	24,589
Additions	–	438	1,237	1,675
At 31 December 2006 and 1 January 2007	6,244	16,786	3,234	26,264
Additions	28	195	–	223
Disposals	–	–	(1,548)	(1,548)
At 31 December 2007	6,272	16,981	1,686	24,939
Accumulated depreciation				
At 1 January 2006	6,228	15,945	1,995	24,168
Provided for the year	7	255	248	510
At 31 December 2006 and 1 January 2007	6,235	16,200	2,243	24,678
Provided for the year	13	245	1	259
Eliminated upon disposals	–	–	(558)	(558)
At 31 December 2007	6,248	16,445	1,686	24,379
Net book values				
At 31 December 2007	24	536	–	560
At 31 December 2006	9	586	991	1,586

16. PREPAID LEASE PAYMENTS

The Group

	2007 *HK$'000*	**2006** *HK$'000*
Cost		
At 1 January	–	–
Additions	1,597	–
At 31 December	1,597	–
Accumulated amortisation		
At 1 January	–	–
Charge for the year	5	–
At 31 December	5	–
Net book value		
At 31 December	1,592	–

The Group's prepaid lease payments comprise:

Land outside Hong Kong:		
Medium term lease	1,592	–

Analysed for reporting purposes as:		
Current assets (included in trade and other receivables)	34	–
Non-current assets	1,558	–
	1,592	–

17. GOODWILL

	Total
	HK$'000
The Group	
Cost	
At 1 January 2006	2,306
Acquisition of subsidiaries	291
At 31 December 2006 and 1 January 2007	2,597
Acquisition of a subsidiary	308
At 31 December 2007	2,905
Accumulated impairment	
At 1 January 2006, 31 December 2006 and 1 January 2007	–
Impairment loss	118
At 31 December 2007	118
Carrying value	
At 31 December 2007	2,787
At 31 December 2006	2,597

During the year ended 31 December 2007, the Group assessed the recoverable amount of goodwill, and determined that goodwill associated with the Group's electrical appliances operations was impaired by approximately HK$118,000 (2006: nil). The recoverable amount of the electrical appliances operations was assessed by reference to value in use. A discount factor of 10% per annum was applied in the value in use model.

The main factor contributing to the impairment of the cash-generating unit was the decrease in the estimated cash flow generated from the electrical appliances operations.

Particulars regarding impairment testing on goodwill are disclosed in note 18.

18. IMPAIRMENT TESTING ON GOODWILL

As explained in note 6, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in note 17 has been allocated to an individual cash generating unit (CGU), including subsidiaries in "the car and car accessories" and "electrical appliances" segments. The carrying amount of goodwill (net of accumulated impairment losses) at 31 December 2007 was approximately HK$2,787,000 (2006: HK$2,597,000).

The recoverable amount of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 10% per annum (2006: 10% per annum). Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development.

19. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2007	2006
	HK$'000	*HK$'000*
Unlisted shares, at cost	301,811	308,630
Less: Impairment loss recognised	(30,736)	(30,736)
	271,075	277,894

Particulars of the Company's principal subsidiaries at 31 December 2007 are shown in note 49.

20. INTERESTS IN ASSOCIATES

	The Group	
	2007	2006
	HK$'000	*HK$'000*
Share of net assets of associates *(note d)*	–	10,727

Notes:

(a) On 30 December 2005, Italian Motors (Sales & Service) Limited, a subsidiary of the Company, and Ferrari S.p.A entered into an equity interest transfer agreement relating to the transfer of 29% equity interest ("Equity Transfer") in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. ("FMC"), for a consideration of US$870,000, equivalent to approximately HK$6.8 million. The net assets of FMC as at the date of transfer was approximately HK$35 million and the resulting loss from disposal of 29% equity interest in FMC together with the realisation of accumulated exchange differences was approximately HK$2.0 million.

(b) On 30 June 2006, Metro Global Limited ("Metro Global"), a wholly owned subsidiary of the Company, JM Washing Machine Factory and Candy Elettrodomestici S.r.l. entered into a share purchase and subscription agreement relating to, among other things, the disposal of 50% equity interest in 金羚電器有限公司 ("金羚電器"), a Sino-foreign equity joint venture established in the PRC, by Metro Global for a cash consideration of approximately RMB27 million ("Consideration"), which is equivalent to approximately HK$26 million. The net assets of 金羚電器 as at the date of transfer was approximately HK$87 million and the resulting loss from the disposal of 50% equity interest in 金羚電器 together with the realisation of accumulated exchange differences was approximately HK$9.7 million.

(c) On 15 July 2006, Corich Enterprises Inc. ("Corich"), an indirect wholly-owned subsidiary of the Company, and Mr. Herbert Adamczyk ("Mr. Adamczyk"), as sellers entered into a share exchange agreement ("Share Exchange Agreement") with China Premium Lifestyle Enterprise, Inc. ("CPMM") as the purchaser, Mr. Fred De Luca ("Mr. Luca") and Technorient Limited ("Technorient"), a principal indirect subsidiary of the Company, in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by CPMM of an aggregate of 972,728 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 89,689,881 CPMM's common shares of par value of US$0.001 each.

(d) The summarised financial information in respect of the Group's associates is set out below:

	2007 *HK$'000*	2006 *HK$'000*
Total assets	8,884	242,195
Total liabilities	(15,819)	(206,437)
Net (liabilities)/assets	(6,935)	35,758
Group's share of net assets of associates	–	10,727
Turnover	72	439,140
(Loss)/Profit for the year	(5,244)	9,284
Group's share of results of associates for the year	(1,169)	(7,777)
Market value of listed securities	84,822	156,503

Particulars of the Group's principal associates at 31 December 2007 are shown in note 50.

21. INVENTORIES

	The Group 2007 *HK$'000*	 2006 *HK$'000*
Finished goods	109,361	137,923
Spare parts	15,632	12,554
	124,993	150,477

Included in the above figure are finished goods of approximately HK$19,601,000 (2006: HK$24,299,000) which have been pledged as security for bank loans (note 43).

22. TRADE AND OTHER RECEIVABLES

	The Group 2007 *HK$'000*	 2006 *HK$'000*
Trade receivables	130,118	122,565
Less: Allowance for doubtful debts	(4,832)	(5,731)
Total trade receivables, net of allowance for doubtful debts	125,286	116,834
Deposits, prepayments and other receivables	59,789	32,606
	185,075	149,440

The following is an aged analysis of trade receivables net for allowance of doubtful debts at the balance sheet date:

	The Group	
	2007	2006
	HK$'000	*HK$'000*
Within 30 days	82,794	93,422
31 to 60 days	18,699	14,405
61 to 90 days	6,048	3,999
91 days to 1 year	16,396	3,492
Over 1 year	1,349	1,516
Total	125,286	116,834

The Group allows an average credit period of 7 to 90 days to its customers.

Before accepting any new customer, the Group uses credit scoring system to assess the potential customer's credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed twice a year. Approximately 80% of the trade receivables that are neither past due nor impaired have the best credit scoring attributable under the credit scoring system used by the Group.

Included in the Group's trade receivable balance were debtors with a carrying amount of HK$17,745,000 (2006: HK$5,008,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances.

Ageing of trade receivables which are past due but not impaired

	The Group	
	2007	2006
	HK$'000	*HK$'000*
91 days to 1 year	16,396	3,492
Over 1 year	1,349	1,516
Total	17,745	5,008

Movement in the allowance for doubtful debts

	The Group	
	2007	2006
	HK$'000	*HK$'000*
Balance at beginning of the year	5,731	6,548
Impairment losses recognised on receivables	1,676	717
Amounts recovered during the year	(2,575)	(1,534)
Balance at end of the year	4,832	5,731

Included in the allowance for doubtful debts are individually impaired trade receivables with a balance of HK$1,676,000 (2006: HK$717,000) which were past due and not recoverable. The impairment recognised represented the carrying amount of these trade receivables and the Group does not hold any collateral over these balances.

Ageing of impaired trade receivables

	The Group 2007 *HK$'000*	2006 *HK$'000*
Within 30 days	913	1,385
91 days to 1 year	763	186
Over 1 year	3,156	4,160
Total	4,832	5,731

The fair values of the Group's trade and other receivables at 31 December 2007 approximate to the corresponding carrying amounts.

23. AMOUNTS DUE FROM/TO ASSOCIATES/SUBSIDIARIES

The amounts due are unsecured, interest-free and have no fixed terms of repayment. In the opinion of the Directors of the Company, the carrying amounts of the amounts due from or to associates or subsidiaries at 31 December 2007 approximate to their fair values.

24. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	The Group 2007 *HK$'000*	2006 *HK$'000*
At 1 January	527	527
Additions	36,000	–
Impairment loss on available-for-sale financial assets *(note (c))*	(6,000)	–
At 31 December	30,527	527
Available-for-sale financial assets at 31 December comprise of:		
Unlisted securities:		
Debt securities without interest and maturity date *(note (a))*	527	527
Equity securities *(note (b))*	30,000	–
	30,527	527
Analysed for reporting purposes as:		
Current assets	–	–
Non-current assets	30,527	527
	30,527	527

Notes:

(a) The fair values of unlisted available-for-sale debt securities have been estimated based on observable market prices or rates.

(b) The unlisted equity securities are measured at fair value. Fair value is estimated based on observable market prices or rates of similar equity securities. In determining the fair value, a risk adjusted discount rate factor of 15.04% was used.

(c) During the year ended 31 December 2007, the Group assessed whether there was any objective evidence that the unlisted equity securities were impaired and determined that the unlisted equity securities were impaired by approximately HK$6,000,000 (2006: nil). The main factor contributing to the impairment was the significant decrease in estimated future cash flows of the unlisted equity securities due to changes in its revenue base.

25. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	The Group and the Company	
	2007	2006
	HK$'000	*HK$'000*
At 1 January	11	20
Reversal of fair value losses on other financial assets at fair value through profit or loss	6	–
Fair value losses on other financial assets at fair value through profit or loss	–	(9)
At 31 December	17	11
Listed securities:		
Equity securities listed in Hong Kong	17	11

The carrying amounts of the above financial assets were classified as held for trading.

All financial assets at fair value through profit or loss are stated at fair values. Fair values of the listed investments are determined by reference to the quoted market bid prices available on the Stock Exchange of Hong Kong Limited.

26. TRADE AND OTHER PAYABLES

The following were an aged analysis of trade payables at the balance sheet date:

	The Group	
	2007	2006
	HK$'000	*HK$'000*
Within 30 days	7,995	7,518
31 to 60 days	3,111	3,314
61 to 90 days	8,953	4,832
91 days to 1 year	1,410	3,312
Over 1 year	2,314	543
Total trade payables	23,783	19,519
Derivative financial instruments	–	57
Customers' deposits, accruals and other payables	220,173	143,991
	243,956	163,567

The fair values of the Group's trade and other payables at 31 December 2007 approximate to the corresponding carrying amounts.

27. PROVISION FOR GUARANTEE

Under a share purchase and subscription agreement signed on 30 June 2006, a subsidiary of the Company provided a guarantee amounting to a maximum of RMB11 million (approximately HK$11.8 million) to cover the warranty and indemnity clauses stipulated therein. During the year ended 31 December 2007, HK$7,500,000 (2006: nil) were agreed and due under the guarantee, and a provision for this amount has been recognised in the consolidated financial statements of the Group.

28. CONVERTIBLE LOAN NOTE

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on 18 August 2005 to Hanny Holdings Limited ("Hanny"). The convertible loan note is denominated in Hong Kong dollars. The convertible loan note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the convertible loan note and the settlement date on 5 September 2008 at a conversion price of HK$1.00 per convertible loan note. If the convertible loan note has not been converted, it will be redeemed on 5 September 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated 18 August 2005.

The convertible loan note contains two components, liability and equity components. Upon initial recognition, the convertible loan note was split between the liability and equity components. The equity component is presented in equity heading "Equity component of convertible loan note". The effective interest rate of the liability component is 10%.

The movement of the liability component of the convertible loan note for the year is set out below:

	The Group and the Company	
	2007	2006
	HK$'000	*HK$'000*
Face value of convertible loan note	30,000	30,000
Transaction cost	(1,735)	(1,735)
Equity component	(185)	(185)
Liability component on initial recognition at 18 August 2005	28,080	28,080
Interest charged	6,477	3,644
Interest paid	(4,350)	(2,175)
Liability component at 31 December	30,207	29,549

The fair value of the liability component of the convertible loan note at 31 December 2007, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan at the balance sheet date, was approximately HK$30,207,000 (2006: HK$29,549,000).

29. AMOUNTS DUE TO RELATED COMPANIES

	The Group		The Company	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts repayable within one year	1,343	6,914	441	553

The amounts included in the current liabilities are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company. The fair value of the amounts due to related companies as at 31 December 2007 approximates to the corresponding carrying amounts.

30. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Amounts payable under finance leases:				
Within one year	1,003	1,486	936	1,387
In the second to fifth year inclusive	194	1,217	168	1,121
	1,197	2,703	1,104	2,508
Less: Future finance charges	(93)	(195)	–	–
Present value of lease obligations	1,104	2,508	1,104	2,508
Analysed as:				
Amounts due within one year shown under current liabilities			936	1,387
Amounts due after one year			168	1,121
			1,104	2,508

For the year ended 31 December 2007, the average effective borrowing rate was approximately 4% (2006: 4%) per annum. Interest rates are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group's obligations under finance leases were secured by the lessor's charge over the leased assets. The carrying amount of the obligations under finance leases approximates to their fair values. The Group's obligations under finance leases were secured by the charge over the leased assets.

31. BORROWINGS

	The Group 2007 HK$'000	2006 HK$'000
Bank overdrafts	583	18,921
Bank loans	83,750	115,053
	84,333	133,974
Secured *(note 43)*	75,309	123,869
Unsecured	9,024	10,105
	84,333	133,974
The maturities of the above loans are as follows:		
Within one year	70,827	122,671
More than one year, but not exceeding two years	2,760	7,812
More than two years, but not exceeding five years	4,305	606
More than five years	6,441	2,885
	84,333	133,974
Less: Amounts due within one year shown under current liabilities	(70,827)	(122,671)
Amounts due after one year	13,506	11,303

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2007	2006
Effective interest rate:		
Variable-rate borrowings	5.24% to 8.75%	4.85% to 9.25%

The Group's borrowings that are denominated in currencies other than the functional currency are set out below:

	JPY'000	MYR'000	SGD'000	USD'000
At 31 December 2007	25,549	1,887	823	226
At 31 December 2006	-	1,982	1,516	1,575

During the year, the Group obtained new borrowings in the amount of approximately HK$496,629,000 (2006: HK$349,897,000). The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

The fair values of the Group's borrowings at 31 December 2007 approximate to the corresponding carrying amounts.

The borrowings were secured by certain assets of the Group, details were set out in note 43.

32. DEFERRED TAX (ASSETS)/LIABILITIES

The Group

	Accelerated tax depreciation HK$'000	Tax losses HK$'000	Total HK$'000
At 1 January 2006	21,152	(6,300)	14,852
(Credited)/charged to income statement for the year	(1,237)	2,085	848
At 31 December 2006 and 1 January 2007	19,915	(4,215)	15,700
Released on disposal of subsidiaries	(19,909)	194	(19,715)
Charged to income statement for the year	–	4,005	4,005
At 31 December 2007	6	(16)	(10)

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2007 HK$'000	2006 HK$'000
Deferred tax liabilities	6	19,915
Deferred tax assets	(16)	(4,215)
	(10)	15,700

At 31 December 2007, the Group has unused tax losses of approximately HK$1,053,600,000 (2006: HK$1,007,532,000) available for offset future profits. A deferred tax asset has been recognised in respect of approximately HK$91,000 (2006: HK$24,086,000) of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$1,053,509,000 (2006: HK$983,446,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

33. SHARE CAPITAL

	Number of shares	Nominal value *HK$'000*
Authorised:		
At 1 January 2006 of HK$0.10 each	3,500,000,000	350,000
Effect of share consolidation	(3,150,000,000)	–
At 31 December 2006, 1 January 2007and 31 December 2007 of HK$1.00 each	350,000,000	350,000
Issued and fully paid:		
At 1 January 2006 of HK$0.10 each	2,216,154,331	221,615
Effect of share consolidation *(note a)*	(1,994,538,898)	–
At 31 December 2006 and 1 January 2007of HK$1.00 each	221,615,433	221,615
Exercise of share options *(note b)*	2,433,042	2,433
Issue of shares upon acquisition of available-for-sale financial assets *(note c)*	31,266,284	31,266
At 31 December 2007 of HK$1.00 each	255,314,759	255,314

(a) Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on 15 June 2006, every ten issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company as at that date were consolidated into one share of HK$1.00 each. The share consolidation was effective from 15 June 2006.

(b) During the year ended 31 December 2007, 2,433,042 share options were exercised and 2,433,042 ordinary shares of HK$1.00 each were issued. The subscription money of approximately HK$2,433,000 was credited to share capital.

(c) On 13 August 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, entered into a share acquisition agreement with Yang Pei, Executive Talent Limited, Ye Ai Fang, as vendors, Lau Chi Yuen, Joseph and Yuen Nim Cho, as guarantors, to acquire 10% issued share capital in Corning Investments Limited at a consideration of HK$36 million. Corning Investments Limited is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The acquisition was completed on 24 August 2007. A total of 31,266,284 new shares of the Company had been issued and allotted as consideration upon completion.

34. RESERVES

The Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Share options reserve HK$'000	Convertible loan note reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2006	-	916	-	185	361,491	(335,632)	26,960
Loss for the year	-	-	-	-	-	(173,821)	(173,821)
At 31 December 2006 and 1 January 2007	-	916	-	185	361,491	(509,453)	(146,861)
Recognition of equity-settled share-based payment	-	-	2,153	-	-	-	2,153
Issue of shares upon exercise of share options	226	-	(72)	-	-	-	154
Issue of shares upon acquisition of available-for-sale financial assets	4,734	-	-	-	-	-	4,734
Lapse of share options	-	-	(64)	-	-	64	-
Loss for the year	-	-	-	-	-	(28,940)	(28,940)
At 31 December 2007	4,960	916	2,017	185	361,491	(538,329)	(168,760)

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31 December 2007 and 31 December 2006, the Company did not have any distributable reserves available for distribution.

35. ACQUISITION OF SUBSIDIARIES

On 31 July 2007, the Group further acquired 5% of the issued share capital of Dalian Auto Italia Car Trading Co. Limited for considerations of approximately HK$287,000. The amount of goodwill arising as a result of the acquisition was approximately HK$308,000.

The net assets acquired in the transaction and the goodwill arising were as follows:

	Acquiree's carrying amount before combination	Fair value adjustment	Total fair value
	HK$'000	*HK$'000*	*HK$'000*
Net assets/(liabilities) acquired:			
Property, plant and equipment	115	–	115
Inventories	542	–	542
Trade and other receivables	103	–	103
Cash and cash equivalents	295	–	295
Trade and other payables	(1,076)	–	(1,076)
	(21)	–	(21)
Goodwill			308
Total consideration			287
Satisfied by:			
Cash			287
Net cash inflow from acquisition:			
Cash consideration			(287)
Cash and cash equivalents acquired			295
			8

Goodwill arose in the business combination because the cost of the combination included a control premium paid to acquire Dalian Auto Italia Car Trading Co. Limited. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Dalian Auto Italia Car Trading Co. Limited. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

Further acquisition of 5% issued share capital of Dalian Auto Italia Car Trading Co. Limited contributed approximately HK$54,000 to the Group's profit for the period between the date of acquisition and the balance sheet date respectively.

If the acquisition had been completed on 1 January 2007, the profit for the year attributable to equity holders of the Company would have been approximately HK$35,621,000. The proforma information is for illustrative purposes only and is not necessarily an indication of profit for the year attributable to equity holders of the Company that actually would have been achieved had the acquisition been completed on 1 January 2007, nor is it intended to be a projection of future results.

On 31 January 2006, the Group acquired 100% of the issued share capital of Firmmark Limited for considerations of approximately HK$935,000. In addition, the Group further acquired 0.08% of the issued share capital of a subsidiary, Technorient Limited for considerations of HK$200,000 on 31 May 2006. The amount of goodwill arising as a result of the acquisitions was HK$291,000 in aggregate.

The net assets acquired in the transaction and the goodwill arising were as follows:

	Acquiree's carrying amount before combination *HK$'000*	Fair value adjustment *HK$'000*	Total fair value *HK$'000*
Net assets/(liabilities) acquired:			
Property, plant and equipment	88	–	88
Interest in an associate	4	–	4
Deferred tax assets	5	–	5
Inventories	1,944	–	1,944
Trade and other receivables	6,678	–	6,678
Cash and cash equivalents	22	–	22
Trade and other payables	(4,601)	–	(4,601)
Bills payables	(856)	–	(856)
Borrowings – due within one year	(2,440)	–	(2,440)
	844	–	844
Goodwill			291
Total consideration			1,135
Satisfied by:			
Cash			1,135
Net cash outflow from acquisition:			
Cash consideration			(1,113)

36. DISPOSAL OF SUBSIDIARIES

(a) Loss on disposal of a subsidiary

The net assets of a subsidiary at the date of disposal were as follows:

	2007 *HK$'000*	2006 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	6,555
Interest in an associate	–	3,048
Deferred tax assets	–	2,457
Inventories	–	26,204
Trade and other receivables	–	25,214
Cash and cash equivalents	–	2,264
Trade and other payables	–	(37,104)
Borrowings – due within one year	–	(12,703)
	–	15,935
Loss on disposal of a subsidiary	–	(15,935)
Total consideration	–	–

During the year ended 31 December 2006, the Company disposed interest in certain subsidiaries. Corich, an indirect wholly-owned subsidiary of the Company, disposed 39% interest in Technorient in consideration for the issue by CPMM of an aggregate of 727,273 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 67,057,843 CPMM's common shares of par value of US$0.001 each. The resulting loss of the disposal was approximately HK$15.9 million.

(b) Gain on disposal of subsidiaries

The net assets of subsidiaries at the date of disposal were as follows:

	2007	2006
	HK$'000	*HK$'000*
Net assets disposed of:		
Investments properties	227,340	–
Properties, plant and equipment	75,046	–
Deferred tax assets	194	–
Trade and other receivables	803	702
Cash and cash equivalents	149	–
Provision of a legal claim	–	(30,656)
Trade and other payables	(5,057)	(913)
Tax payable	(1,692)	–
Deferred tax liabilities	(19,909)	–
Realisation of exchange reserve	–	2,243
	276,874	(28,624)
Net consideration	(357,613)	–
	80,739	28,624
Transaction costs	(4,718)	–
Gain on disposal of subsidiaries	76,021	28,624
Satisfied by:		
Cash	357,613	–
Net cash inflow from disposal:		
Cash consideration	357,613	–
Transaction costs paid	(4,718)	–
Cash and cash equivalents disposed	(149)	–
	352,746	–

(i) On 13 September 2007, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement that WKH BVI agreed to sell the entire issued share capital of Wo Kee Hong Estates Limited ("WKH Estates") and Ever Rising Investments Limited ("Ever Rising"), two wholly-owned subsidiaries of WKH BVI for a total consideration of HK$373,000,000. Pursuant to the sale and purchase agreement, WKH BVI and the purchaser shall agree to the adjustments on assets and liabilities of WKH Estates and Ever Rising which is determined by reference to the balance sheets of WKH Estates and Ever Rising. The adjusted liabilities exceed the adjusted assets by approximately HK$15,387,000 and the resulting net consideration received by WKH BVI was approximately HK$357,613,000. The disposal was completed on 29 November 2007 and the transaction costs incurred was approximately HK$4,718,000. The gain of such disposal was approximately HK$76,021,000.

(ii) On 14 November 2006, the Company announced that WKH BVI as the vendor entered into an agreement with Surestatus as the purchaser whereby WKH BVI has agreed to sell and Surestatus agreed to purchase 100% interest in the issued share capital of Che Chuen for a consideration of HK$1.00. The resulting gain of such disposal was approximately HK$28.6 million.

37. MAJOR NON-CASH TRANSACTIONS

On 13 August 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, entered into a share acquisition agreement with Yang Pei, Executive Talent Limited, Ye Ai Fang, as vendors, Lau Chi Yuen, Joseph and Yuen Nim Cho, as guarantors to acquire 10% issued share capital in Corning Investments Limited at a consideration of HK$36 million. Corning Investments Limited is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The acquisition was completed on 24 August 2007. A total of 31,266,284 new shares of the Company had been issued and allotted as consideration upon completion. The details of the acquisition set out in the circular of the Company dated 30 August 2007.

38. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

	2007 *HK$'000*	2006 *HK$'000*
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (a), (b)	3,822	4,187
Advisory fee paid to a related company (a)	40	–
Purchase of goods from a related company (a)	150	50
Purchase of goods from a Director (a)	1,350	–
Sales of goods to related companies (a)	4,596	42

(a) The pricing of transactions regarding advertising sponsorship, air-conditioning maintenance service fee, artist fee received, management and agency fees, advisory fee, goods sold to a related company and goods purchase from a related company/a director were determined by the Directors on the basis of estimated market value.

(b) The related companies acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year ended 31 December 2007, management fee of approximately HK$313,000 (2006: HK$417,000) and accounting service fee of approximately HK$162,000 (2006: HK$162,000) were paid to the related company by the building management fund.

(c) During the year ended 31 December 2006, a wholly-owned subsidiary of the Company disposed its 100% interest in the issued share capital of Che Chuen to Surestatus, a company wholly-owned by Mr. Richard Man Fai LEE. The transaction was on normal commercial terms and in the ordinary and usual course of business of the Company. For details, please refer to note 36.

Compensation of key management personnel

The remuneration of Directors and other members of key management during the year were as follows:

	2007	2006
	HK$'000	*HK$'000*
Fees	297	297
Salaries and other benefits	6,535	6,893
Performance related incentive payments	300	–
Retirement benefit scheme contributions	41	46
Short-term employee benefits	7,173	7,236

The remuneration of Directors and other members of key management are determined by the remuneration committee having regard to the performance of individuals and market trends.

39. OPERATING LEASES

The Group as lessor

Property rental income earned, net of outgoings of approximately HK$4,926,000 (2006: HK$5,948,000) during the year was approximately HK$10,505,000 (2006: HK$3,738,000). The property held has committed tenants for the next year.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	2007	2006
	HK$'000	*HK$'000*
Within one year	373	11,094
In the second to fifth year inclusive	–	9,240
	373	20,334

The Group as lessee

	2007	2006
	HK$'000	*HK$'000*
Minimum lease payments under operating leases recognised in the income statement for the year	15,916	10,925

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	2007 *HK$'000*	2006 *HK$'000*
Within one year	22,947	12,202
In the second to fifth year inclusive	25,096	10,005
	48,043	22,207

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At 31 December 2007, the Company had no significant commitments under non-cancellable operating leases (2006: nil).

40. CAPITAL COMMITMENTS

	The Group	
	2007 *HK$'000*	2006 *HK$'000*
Authorised but not contracted for	579	–
Contracted but not provided for	46	2,380
	625	2,380

At the balance sheet date, the Company did not have any significant capital commitments.

41. CONTINGENT LIABILITIES

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of banking facilities and other facilities made available to subsidiaries:

	The Group		The Company	
	2007 *HK$'000*	2006 *HK$'000*	2007 *HK$'000*	2006 *HK$'000*
Guarantees given for banking facilities made available to subsidiaries	–	–	279,862	320,540
Guarantees given for other facilities made available to subsidiaries	–	–	24,559	5,079
	–	–	304,421	325,619

(b) At 31 December 2006, the Group had contingent liabilities of approximately HK$1.2 million in respect of proceedings involving a subsidiary of the Company in India.

(c) Under a share purchase and subscription agreement signed on 30 June 2006, a subsidiary of the Company provided a guarantee amounting to a maximum of RMB11 million (approximately HK$11.8 million) in settlement of certain liabilities of the disposed entity incurred prior to disposal. During the year ended 31 December 2007, HK$7,500,000 (2006: nil) were agreed and due under the guarantee, and a provision for this amount has been recognised in the consolidated financial statements of the Group.

42. DERIVATIVE FINANCIAL INSTRUMENTS

At 31 December 2007, the Group had entered into forward contracts denominated in Hong Kong Dollar ("HKD"), United States Dollar ("USD"), Japan Yen ("JPY"), Euro ("EUR") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

Notional amount	Maturity	Exchange rates
Sell HKD1,340	17 January 2008	HKD0.0687 to JPY1
Sell HKD142,342	31 January 2008	HKD10.565 to EUR1
Sell HKD4,582,800	17 June 2008	HKD11.503 to EUR1
Sell SGD27,056	15 February 2008	SGD1.4475 to USD1
Sell SGD156,642	15 February 2008	SGD1.4475 to USD1
Sell SGD25,243	15 February 2008	SGD1.4460 to USD1
Sell SGD76,385	15 February 2008	SGD1.4460 to USD1
Sell SGD5,339	15 February 2008	SGD1.4460 to USD1
Sell SGD421,499	28 February 2008	SGD1.4420 to USD1
Sell SGD348,313	4 February 2008	SGD1.45 to USD1
Sell SGD29,665	4 January 2008	SGD0.01327 to JPY1
Sell SGD61,450	4 February 2008	SGD0.01339 to JPY1

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

43. PLEDGE OF ASSETS

	The Group	
	2007	**2006**
	HK$'000	*HK$'000*
Land and buildings	–	76,161
Inventories	19,601	24,299
Investment properties	7,100	232,418
Properties held for sale	23,400	23,400
Deposits in bank	86,796	8,500
All assets of a subsidiary	19,602	20,345

The amount represents assets pledged to banks and other licensed financial institutions to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

44. EVENTS AFTER BALANCE SHEET DATE

(i) On 18 January 2008, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Mr. Richard Man Fai LEE, as vendor, pursuant to which WKH BVI agreed to acquired the entire issued share capital in Sunny Villa Holdings Limited ("Sunny Villa") and a non-interest bearing loan in the amount of approximately HK$1.8 million owned by Sunny Villa to Mr. Richard Man Fai LEE, at an aggregate consideration of HK$4.3 million which shall be settled by internal resources of the Company and payable in cash at completion. Mr. Richard Man Fai LEE, is the Executive Chairman, the Chief Executive Officer and a controlling shareholder of the Company. Further details were set out in the announcement of the Company dated 18 January 2008.

(ii) On 28 March 2008, the Company announced its proposal to effect a capital reorganisation which will involve:

(a) the reduction of the nominal value of each share in issue from HK$1.00 to HK$0.10 by canceling paid up capital to the extent of HK$0.9 for each issued share on the date the capital reduction becoming effective;

(b) the subdivision of each authorised but unissued share into 10 adjusted shares of HK$0.10 each;

(c) the transfer of the credit arising from the capital reduction to the contributed surplus account of the Company; and

(d) the utilisation of the contributed surplus account of the Company resulting in (c) above to eliminate the entire balance of the accumulated losses.

The Company also proposed to refresh the scheme limit under the 2002 Share Option Scheme and a bonus share issue on the basis of one bonus share of HK$0.10 for every five adjusted shares of HK$0.10 each held by the shareholders whose names appear on the register of members of the Company on the record date and such bonus shares will be issued and credited as fully paid and will rank pari passu with the then issued adjusted shares in all respects with effect from the date of issue. Further details were set out in the announcement of the Company dated 28 March 2008.

45. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt (which includes borrowings, convertible loan note and obligations under finance leases), cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued share capital, reserves and accumulated losses.

Gearing ratio

The gearing ratios at 31 December 2007 and 31 December 2006 were as follows:

	2007	**2006**
	HK$'000	*HK$'000*
Debt *(note (a))*	115,644	166,031
Cash and cash equivalents	(363,949)	(40,944)
Net debt	(248,305)	125,087
Equity *(note (b))*	380,378	303,976
Gearing ratio	N/A	41.15%

Notes:

(a) Debt comprises long-term and short-term borrowings, obligations under finance leases and convertible loan note as detailed in notes 31, 30 and 28 respectively.

(b) Equity includes all capital and reserves of the Group.

46. FINANCIAL INSTRUMENTS

(a) Categories of financial instruments

	2007 HK$'000	2006 HK$'000
Financial assets		
Fair value through profit or loss		
– Held for trading	17	11
Loans and receivables (including cash and cash equivalents)	560,072	194,335
Available-for-sale financial assets	30,527	527
Financial liabilities		
Amortised cost	397,863	382,735

(b) Financial risk management objectives and policies

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(i) Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates, interest rates and equity prices. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risks, including:

- forward foreign exchange contracts are entered into in respect of highly probable foreign currency forecast sales to limit its exposure to exchange rate risk in relation to foreign currency denominated monetary items.

Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

Several subsidiaries of the Group have foreign currency sales and purchases, which expose the Group to foreign currency risk. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
USD	40,577	56,352	635	346
RMB	6,371	2,208	36,559	23,543
EUR	1,557	75	1,212	22
JPY	3,597	5,479	–	–
SGD	12,559	11,025	30,743	26,396
MYD	17,311	22,605	18,036	22,708

Sensitivity analysis

The Group is mainly exposed to the effects of fluctuation in USD, RMB, EUR, JPY, SGD and MYD.

The following table details the Group's sensitivity to a 5% increase and decrease in the Hong Kong dollars against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes outstanding foreign currency denominated monetary items and foreign currency forward contracts, and adjusts their translation at the period end for a 5% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in profit and other equity where the Hong Kong dollars strengthen 5% against the relevant currency. For a 5% weakening of the Hong Kong dollars against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	Impact of USD		**Impact of RMB**	
	2007	**2006**	**2007**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Profit or loss *(note)*	1,997	2,800	1,509	1,067

	Impact of EUR		**Impact of JPY**	
	2007	**2006**	**2007**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Profit or loss *(note)*	17	3	180	274

	Impact of SGD		**Impact of MYD**	
	2007	**2006**	**2007**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Profit or loss *(note)*	909	769	36	5

Note:

This is mainly attributable to the exposure outstanding on receivables and payables denominated in respective currencies at the year end.

Interest rate risk management

The Group's cash flow interest rate risk relates primarily to variable-rate borrowings (note 31). It is the Group's policy to keep its borrowings at floating rate of interests so as to minimise the fair value interest rate risk.

The Group's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of HIBOR arising from the Group's Hong Kong dollar denominated borrowings.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For variable-rate borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease in HIBOR is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended 31 December 2007 would decrease/increase by approximately HK$42,000 (2006: HK$67,000). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings.

The Group's sensitivity to interest rates has decreased during the current period mainly due to the reduction in variable rate borrowings.

Other price risks

The Group is exposed to equity price risk through its investment in listed equity securities. The management manages this exposure by maintaining a portfolio of investments with different risk and return profiles. The Group's equity price risk is mainly concentrated on equity securities operating in logistics, manufacturing and trading sectors quoted in The Stock Exchange of Hong Kong Limited. In addition, the Group has monitor the price risk and will consider hedging the risk exposure should the need arise.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risk at the reporting date.

If equity prices had been 5% higher/lower, the Group's net profit for the year ended 31 December 2007 would increase/decrease by approximately HK$1,000 (2006: increase/decrease by HK$1,000). This is mainly due to the changes in fair value of other financial assets at fair value through profit or loss.

The Group's sensitivity to equity prices has not changed significantly from prior year.

(ii) Credit risk

As at 31 December 2007, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group is arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and

- the amount of contingent liabilities in relation to the financial guarantees provided by the Group as disclosed in note 41.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt and debt investments at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, the Group does not have any other significant concentration of credit risk. Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

(iii) Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

As at 31 December 2007, the Group has available unutilised overdrafts and short and medium term bank loan facilities of approximately HK$20 million (2006: HK$19 million) and HK$129 million (2006: HK$103 million) respectively.

The following tables detail the Group's remaining contractual maturity for its financial liabilities as well as derivative and certain non-derivative financial assets which are included in the maturity analysis provided internally to the key management personnel for the purpose of managing liquidity risk. For non-derivative financial assets, the tables have been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets except where the Group anticipates that the cash flow will occur in a different period. For non-derivative financial liabilities, the tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

For derivative instruments settle on a net basis, undiscounted net cash inflows/(outflows) are presented. Whereas they require gross settlement, the undiscounted gross inflows and (outflows) on these derivatives are shown in the table.

At 31 December 2007

	Weighted average effective interest rate %	Within 1 year *HK$'000*	2 to 5 years *HK$'000*	Over 5 years *HK$'000*	Total undiscounted cash flows *HK$'000*	Total carrying amount *HK$'000*
Non-derivative financial assets						
Equity securities	–	17	30,000	–	30,017	30,017
Debt securities	–	–	527	–	527	527
Cash and cash equivalents	0.44%	363,949	–	–	363,949	363,949
Others	–	196,123	–	–	196,123	196,123
		560,089	30,527	–	590,616	590,616
Non-derivative financial liabilities						
Trade and other payables	–	(243,956)	–	–	(243,956)	(243,956)
Bills payables	–	(36,758)	–	–	(36,758)	(36,758)
Amounts due to related companies	–	(1,343)	–	–	(1,343)	(1,343)
Obligations under finance leases	4.00%	(936)	(168)	–	(1,104)	(1,104)
Borrowings	6.99%	(70,827)	(13,506)	–	(84,333)	(84,333)
Convertible loan note	10.00%	(30,000)	–	–	(30,000)	(30,207)
		(383,820)	(13,674)	–	(397,494)	(397,701)
		176,269	16,853	–	193,122	192,915
Derivative – net settlement						
Foreign exchange forward contracts		7	–	–	7	7

At 31 December 2006

	Weighted average effective interest rate %	Within 1 year *HK$'000*	2 to 5 years *HK$'000*	Over 5 years *HK$'000*	Total undiscounted cash flows *HK$'000*	Total carrying amount *HK$'000*
Non-derivative financial assets						
Equity securities	–	11	–	–	11	11
Debt securities	–	–	527	–	527	527
Cash and cash equivalents	0.85%	40,944	–	–	40,944	40,944
Others	–	153,391	–	–	153,391	153,391
		194,346	527	–	194,873	194,873
Non-derivative financial liabilities						
Trade and other payables	–	(163,567)	–	–	(163,567)	(163,567)
Bills payables	–	(45,984)	–	–	(45,984)	(45,984)
Amounts due to related companies	–	(6,914)	–	–	(6,914)	(6,914)
Obligations under finance leases	4.00%	(1,387)	(1,121)	–	(2,508)	(2,508)
Borrowings	7.05%	(122,671)	(11,303)	–	(133,974)	(133,974)
Convertible loan note	10.00%	–	(30,000)	–	(30,000)	(29,549)
		(340,523)	(42,424)	–	(382,947)	(382,496)
		(146,177)	(41,897)	–	(188,074)	(187,623)
Derivative – net settlement						
Foreign exchange forward contracts		57	–	–	57	57

(c) Fair value of financial instruments

The fair value of financial assets and financial liabilities are determined as follows:

(i) the fair value of financial assets and financial liabilities (including derivative instruments) with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices and ask prices respectively; and

(ii) the fair value of other financial assets and financial liabilities (including derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transactions as input. For an option-based derivative, the fair value is estimated using option pricing model (for example, the Black-Scholes option pricing model).

The directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair values.

47. SHARE OPTIONS SCHEMES

1991 Scheme

The Company's share option scheme was adopted on 22 June 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on 21 June 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

As at 31 December 2007, all outstanding options under the 1991 Scheme had been expired.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on 28 June 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on 30 May 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

As at 31 December 2007, all outstanding options under the 2001 Scheme had been expired.

2002 Scheme

On 23 August 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on 30 May 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point of time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

For the year ended 31 December 2007, the number of Share Options granted and exercised were 10,760,000 and 2,433,042 respectively.

As at 31 December 2007, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 0, 0 and 16,397,866 (2006: 670,163, 11,861,598 and 8,414,686 respectively), representing 0%, 0% and 6.4% (2006: 0.3%, 5.4% and 3.8% respectively) of the issued share capital of the Company at that date respectively.

The fair value of the options granted in the current year measured as at the date of grant on 11 June 2007, 9 August 2007 and 25 September 2007 were approximately HK$172,000, HK$322,000 and HK$1,659,000 respectively and it had been expensed as share-based payments during the year. Options were priced using the Black-Scholes model. The following significant assumptions were used to derive the fair value using the Black-Scholes option pricing model at the dates of grant:

Date of share options granted	11 June 2007	9 August 2007	25 September 2007
Grant date share price (HK$)	0.80	1.23	0.97
Exercise price (HK$)	1.00	1.278	1.044
Expected volatility (%)	83.12	102.30	113.75
Option life (years)	0.58	0.58	0.25
Dividend yield (%)	0.00	0.00	0.00
Risk-free interest rate (%)	4.088	3.920	3.791

Where relevant, the expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioural considerations. The expected volatility is based on the historical share price volatility.

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

Scheme type	Date of grant	Outstanding at 1 January 2007 *After Adjustment**	Option granted	Option lapsed	Option exercised	Outstanding at 31 December 2007	Exercisable period	Exercise price *HK$*
1991	18 January 2001	40,901	–	(40,901)*	–	–	6 March 2001 – 14 March 2007	1.6610*
1991	28 May 2001	629,262	–	(629,262)*	–	–	29 June 2001 – 29 June 2007	1.6610*
2001	10 August 2001	11,169,415	–	(11,014,415)*	(155,000)*	–	14 September 2001 – 18 September 2007	1.6610*
2001	29 August 2001	534,868	–	(456,211)*	(78,657)*	–	30 September 2001 – 30 September 2007	1.6610*
2001	23 November 2001	157,315	–	(157,315)*	–	–	23 December 2001 – 22 December 2007	1.6610*
2002	4 June 2002	5,789,206	–	(237,235)*	(1,498,241)*	4,053,730*	4 June 2002 – 3 June 2008	1.0000*
2002	24 September 2002	2,625,480	–	(200)*	(201,144)*	2,424,136*	24 September 2002 – 23 September 2008	1.0000*
2002	11 June 2007	–	1,200,000	–	(500,000)	700,000	11 June 2007 – 10 June 2013	1.0000
2002	9 August 2007	–	680,000	–	–	680,000	9 August 2007 – 8 August 2013	1.2780
2002	25 September 2007	–	8,880,000	(340,000)	–	8,540,000	25 September 2007 – 24 September 2013	1.0440
Grand Total:		20,946,447	10,760,000	(12,875,539)	(2,433,042)	16,397,866		

* After adjustment for the share consolidation in June 2006.

Scheme type	Date of grant	Outstanding at 1 January 2006 *Before Adjustment*	Option lapsed	Outstanding at 31 December 2006 *After Adjustment* #	Exercisable period	Exercise price HK$
1991	21 December 1999	22,890,928	22,890,928	–	1 February 2000 – 21 March 2006	0.2325
1991	11 February 2000	11,531,229	11,531,229	–	18 March 2000 – 21 March 2006	0.5422
1991	8 September 2000	4,719,470	471,947#	–	5 November 2000 – 4 November 2006	2.3470#
1991	18 January 2001	409,019	–	40,901	6 March 2001 – 14 March 2007	1.6610#
1991	28 May 2001	6,292,629	–	629,262	29 June 2001 – 29 June 2007	1.6610#
2001	10 August 2001	111,694,164	–	11,169,415	14 September 2001 – 18 September 2007	1.6610#
2001	29 August 2001	5,348,712	–	534,868	30 September 2001 – 30 September 2007	1.6610#
2001	23 November 2001	1,573,156	–	157,315	23 December 2001 – 22 December 2007	1.6610#
2002	4 June 2002	57,892,158	–	5,789,206	4 June 2002 – 3 June 2008	1.0000#
2002	24 September 2002	26,254,800	–	2,625,480	24 September 2002 – 23 September 2008	1.0000#
Grand Total:		248,606,265	34,894,104	20,946,447		

After adjustment for the share consolidation in June 2006.

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at 1 January 2007 *After Adjustment*#	Option granted	Option lapsed *After Adjustment*#	Option exercised	Outstanding at 31 December 2007	Exercisable period	Exercise price HK$
1991	28 May 2001	629,262	–	629,262	–	–	29 June 2001 – 29 June 2007	1.6610#
2001	10 August 2001	11,012,100	–	11,012,100	–	–	14 September 2001 – 18 September 2007	1.6610#
2001	29 August 2001	157,314(a)	–	78,657	78,657(a)#	–	30 September 2001 – 29 September 2007	1.6610#
2002	4 June 2002	755,113	–	–	220,241#	534,872#	4 June 2002 – 3 June 2008	1.0000#
2002	24 September 2002	2,425,280	–	–	1,144#	2,424,136#	24 September 2002 – 23 September 2008	1.0000#
2002	11 June 2007	–	850,000	–	350,000	500,000	11 June 2007 – 10 June 2013	1.0000
2002	25 September 2007	–	4,470,000(a)	–	–	4,470,000(a)	25 September 2007 – 24 September 2013	1.0440
Grand Total:		14,979,069	5,320,000	11,720,019	650,042	7,929,008		

After adjustment for the share consolidation in June 2006.

(a) Share Options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

Scheme type	Date of grant	Outstanding at 1 January 2006 *Before Adjustment*	Option lapsed	Outstanding at 31 December 2006 *After Adjustment* *	Exercisable period	Exercise price *HK$*
1991	21 December 1999	21,237,613(a)	21,237,613	–	6 February 2000 – 10 February 2006	0.2325
1991	11 February 2000	11,012,093	11,012,093	–	18 March 2000 – 21 March 2006	0.5422
1991	18 January 2001	409,019	–	40,901	6 March 2001 – 5 March 2007	1.6610*
1991	28 May 2001	6,292,629	–	629,262	29 June 2001 – 29 June 2007	1.6610*
2001	10 August 2001	111,694,164	–	11,169,415	14 September 2001 – 18 September 2007	1.6610*
2001	29 August 2001	1,573,150(a)	–	157,314	30 September 2001 – 29 September 2007	1.6610*
2002	4 June 2002	13,843,779	–	1,384,375	4 June 2002 – 3 June 2008	1.0000*
2002	24 September 2002	26,254,800	–	2,625,480	24 September 2002 – 23 September 2008	1.0000*
Grand Total:		192,317,247	32,249,706	16,006,747		

* After adjustment for the share consolidation in June 2006.

(a) Share Options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

In 2007, approximately HK$2,433,000 was received during the year from employees (including Directors) for taking up the options granted (2006: nil).

48. DIVIDEND

No dividend was paid or proposed for 2006 and 2007, nor has any dividend been proposed since the balance sheet date.

49. PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries are as follows:

Name of subsidiaries	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct Subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect Subsidiaries				
Auto Italia Limited	Hong Kong	70.5	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Auto Sportiva Limited	Hong Kong	90.0	20,000,000 shares of HK$1 each	Car distribution and services
Corich Enterprises Inc.	British Virgin Islands	100.0	100 shares of US$1 each	Investment holding
Dalian Auto Italia Car Trading Co., Ltd	PRC	70.5	Registered and fully paid capital of RMB5,000,000	Trading of cars and general trading
Italian Motors (Sales & Service) Limited	Hong Kong	70.5	60,000 shares of HK$10 each	Investment holding
Keyforce Holdings Limited	Hong Kong	90.0	1 share of HK$1 each	Trading of yachts and accessories
King Express Group Limited	Hong Kong	70.5	1 share of HK$1 each	Helicopters distribution and services
Home Crown Enterprises Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
Metro Global Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Mighty Will International Limited	Hong Kong	100.0	1 share of HK$1 each	Property holding
Most Advance International Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding

Name of subsidiaries	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
National Cape Development Limited	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
Noble Brand Investments Limited	Hong Kong	90.0	1 share of HK$1 each	Trading of yachts and accessories
Rogers Entertainment International Limited	Hong Kong	100.0	45,000 non-voting deferred shares of HK$100 each and 2 ordinary shares of HK$100 each	Entertainment services, and music and software production
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
Technorient Limited	Hong Kong	70.5	461,687 shares of HK$100 each	Investment holding
Top Up Group Limited	Hong Kong	100.0	1 share of HK$1 each	Trading, distribution and retail of fashion apparel
Trendy Move International Limited	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
Turbo Fast Limited	Hong Kong	100.0	1 share of HK$1.00 each	Trading, distribution and retail of fashion apparel
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	4,500,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn Bhd	Malaysia	100.0	1,000,000 ordinary shares of RM$1 each	Distribution of audio-visual equipment
Wo Kee Hong Finance Limited	Hong Kong	100.0	2 shares of HK$1 each	Finance and money lending
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances

Name of subsidiaries	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Wo Kee Hong Marketing Pte Ltd (Formerly known as Wo Kee Hong Professional Air Conditioning Pte Ltd)	Singapore	94.8	6,200,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn Bhd	Malaysia	100.0	5,100,000 ordinary shares of RM$1 each	Distribution of audio-visual equipment
Wo Kee Joyful Limited	Hong Kong	100.0	2,000,000 shares of HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services

None of the subsidiaries had issued any debt securities at the end of the year.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

50. PRINCIPAL ASSOCIATES

Particulars of the Group's principal associates are as follows:

Name of associates	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
China Premium Lifestyle Enterprise, Inc.	USA	39.8	24,534,491 shares of common stock of US$0.005 each and 495,791 shares of preferred stock of US$0.001 each	Investment holding
CPMM (Asia) Limited	Hong Kong	39.8	300,000 ordinary shares of HK$1 each	Trading and distribution of luxury products

3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMNTS OF THE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 2008

The following is the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2008 together with the accompanying notes, extracted from the interim report of the Company for the six months ended 30 June 2008.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June

	Notes	2008 *HK$'000* (Unaudited)	2007 *HK$'000* (Unaudited)
Turnover	3	540,921	457,546
Cost of sales		(437,954)	(372,325)
Gross profit		102,967	85,221
Other operating income		2,807	1,447
Distribution costs		(41,335)	(30,990)
Administrative expenses		(72,517)	(66,232)
Fair value gains on investment properties		–	508
Loss from operations	4	(8,078)	(10,046)
Finance costs	5	(3,812)	(7,690)
Provision for guarantee		(950)	–
Share of results of associates		–	(609)
Loss before tax		(12,840)	(18,345)
Income tax expenses	6	(473)	(185)
Loss for the period		(13,313)	(18,530)
Attributable to:			
Equity holders of the Company		(17,825)	(20,565)
Minority interests		4,512	2,035
		(13,313)	(18,530)
Losses per share for losses attributable to the equity holders of the Company			
– Basic and diluted (restated)	7	(5.82) cents	(7.54) cents
Dividends	8	NIL	NIL

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	June 30, 2008 HK$'000 (Unaudited)	December 31, 2007 HK$'000 (Audited)
Non-current assets			
Investment properties	9	17,641	9,600
Property, plant and equipment	10	47,453	44,541
Prepaid lease payments		1,565	1,558
Goodwill		27,087	2,787
Interests in associates		114	–
Available-for-sale financial assets		30,527	30,527
Deferred tax assets		18	16
		124,405	89,029
Current assets			
Inventories	11	248,206	124,993
Properties held for sale, at net realisable value		23,400	23,400
Trade and other receivables	12	221,596	185,075
Amounts due from associates		34,974	14,260
Other financial assets at fair value through profit or loss		17	17
Cash and cash equivalents		248,850	363,949
		777,043	711,694
Current liabilities			
Trade and other payables	13	359,670	243,956
Bills payables		32,903	36,758
Tax payables		1,363	162
Amounts due to related companies		974	1,343
Convertible loan note		30,538	30,207
Obligations under finance leases – due within one year		74	936
Borrowings – due within one year	14	69,799	70,827
		495,321	384,189
Net current assets		281,722	327,505
Total assets less current liabilities		406,127	416,534

	Notes	June 30, 2008 HK$'000 (Unaudited)	December 31, 2007 HK$'000 (Audited)
Non-current liabilities			
Obligations under finance leases			
– due after one year		141	168
Borrowings – due after one year	14	22,285	13,506
Deferred tax liabilities		6	6
		22,432	13,680
Net assets		383,695	402,854
Capital and reserves			
Share capital	15	30,638	255,314
Reserves		334,476	125,064
Equity attributable to equity holders of the Company		365,114	380,378
Minority interests		18,581	22,476
Total equity		383,695	402,854

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2008 *HK$'000* (Unaudited)	2007 *HK$'000* (Unaudited)
Net cash used in operating activities	(91,643)	(17,062)
Net cash used in investing activities	(24,155)	(6,209)
Net cash used in financing activities	(2,466)	(5,755)
Net decrease in cash and cash equivalents	(118,264)	(29,026)
Cash and cash equivalents at January 1	363,366	22,023
Effect of foreign currency exchange rate changes	2,601	448
Cash and cash equivalents at June 30	247,703	(6,555)
Analysis of the balances of cash and cash equivalents		
Being:		
Cash and cash equivalents	248,850	17,870
Bank overdrafts	(1,147)	(24,603)
Cash and cash equivalents included in non-current assets held for sale	–	178
	247,703	(6,555)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Attributable to equity holders of the Company

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Share options reserve HK$'000	Exchange reserve HK$'000	Equity component of convertible loan note HK$'000	Contributed surplus HK$'000	Other reserves HK$'000	(Accumulated losses)/ retained profit HK$'000	Minority interests HK$'000	Total HK$'000
At January 1, 2008	255,314	4,960	916	2,017	(4,170)	185	-	151,236	(30,080)	22,476	402,854
Arising from capital reduction	(229,782)	-	-	-	-	-	229,782	-	-	-	-
Elimination of accumulated losses upon capital reorganisation	-	-	-	-	-	-	(229,782)	-	229,782	-	-
Issue of bonus shares	5,106	-	-	-	-	-	-	-	(5,106)	-	-
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	-	-	-	-	2,561	-	-	-	-	287	2,848
Increase in minority interest resulting from acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	(8,694)	(8,694)
(Loss)/profit for the period	-	-	-	-	-	-	-	-	(17,825)	4,512	(13,313)
At June 30, 2008	30,638	4,960	916	2,017	(1,609)	185	-	151,236	176,771	18,581	383,695

(Unaudited)

Attributable to equity holders of the Company

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Share options reserve HK$'000	Exchange reserve HK$'000	Equity component of convertible loan note HK$'000	Other reserves HK$'000	Accumulated Losses HK$'000	Minority interests HK$'000	Total HK$'000
At January 1, 2007	221,615	-	916	-	(4,155)	185	151,236	(65,821)	15,003	318,979
Issue of ordinary shares upon exercise of share options	100	-	-	-	-	-	-	-	-	100
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	-	-	-	-	146	-	-	-	302	448
Share-based payment expenses	-	-	-	172	-	-	-	-	-	172
(Loss)/profit for the period	-	-	-	-	-	-	-	(20,565)	2,035	(18,530)
At June 30, 2007	221,715	-	916	172	(4,009)	185	151,236	(86,386)	17,340	301,169

Notes:

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant Hong Kong Accounting Standards ("HKASs"), Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed consolidated financial statements have been prepared under the historical cost basis, except for certain financial instruments that are measured at fair values.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2007.

The accounting policies used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the preparation of the Group's annual consolidated financial statements for the year ended December 31, 2007, except for the accounting policy disclosed herein.

2. APPLICATION OF NEW AND REVISED HKFRSS

The HKICPA has issued a number of new standards, amendments and interpretations, which are effective for accounting periods beginning on or after January 1, 2008. The Group adopted the following new/revised HKFRSs which are relevant to its operations:

HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction

The directors of the Company assessed the impacts of the adoption of these new interpretation and concluded that the adoption of these new interpretation had no material impact on the results or the financial position of the Group for the current or prior accounting period. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised HKASs and HKFRSs or interpretations that have been issued but are not yet effective in the unaudited condensed consolidated financial statements for the six months ended June 30, 2008:

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]

HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[3]

1 Effective for annual periods beginning on or after January 1, 2009

2 Effective for annual periods beginning on or after July 1, 2009

3 Effective for annual periods beginning on or after July 1, 2008

3. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The principal activities of the Group are cars and car accessories, electrical appliances and property investment. These divisions are the basis on which the Group reports its primary segment information. Segment information about these businesses is presented below.

Six months ended June 30, 2008

	Cars and car accessories *HK$'000* (Unaudited)	Electrical appliances *HK$'000* (Unaudited)	Property investment *HK$'000* (Unaudited)	Others *HK$'000* (Unaudited)	Eliminations *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
Turnover						
External sales	428,437	103,512	515	8,457	–	540,921
Inter-segment sales	–	–	–	–	–	–
Total turnover	428,437	103,512	515	8,457	–	540,921
Results						
Segment results	13,915	2,073	151	(12,311)	–	3,828
Unallocated corporate expenses						(11,906)
Loss from operations						(8,078)
Finance costs						(3,812)
Provision for guarantee						(950)
Loss before tax						(12,840)
Income tax expenses						(473)
Loss for the period						(13,313)

Six months ended June 30, 2007

	Cars and car accessories HK$'000 (Unaudited)	Electrical appliances HK$'000 (Unaudited)	Property investment HK$'000 (Unaudited)	Others HK$'000 (Unaudited)	Eliminations HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Turnover						
External sales	338,573	98,910	7,463	12,600	–	457,546
Inter-segment sales	–	–	–	–	–	–
Total turnover	338,573	98,910	7,463	12,600	–	457,546
Results						
Segment results	2,123	27	3,384	(5,286)	–	248
Unallocated corporate expenses						(10,294)
Loss from operations						(10,046)
Finance costs						(7,690)
Share of result of an associate	(609)	–	–	–	–	(609)
Loss before tax						(18,345)
Income tax expenses						(185)
Loss for the period						(18,530)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	Six months ended June 30		Six months ended June 30	
	2008	2007	2008	2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Hong Kong	428,242	388,127	885	(294)
Singapore	39,473	32,564	1,972	777
Malaysia	17,669	14,896	2,042	859
PRC	51,345	15,369	(3,776)	(2,587)
Macau	4,192	5,862	(102)	17
Others	–	728	–	29
	540,921	457,546	1,021	(1,199)
Other operating income			2,807	1,447
Unallocated corporate expenses			(11,906)	(10,294)
Loss from operations			(8,078)	(10,046)

4. LOSS FROM OPERATIONS

	Six months ended June 30	
	2008	2007
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Loss from operations has been arrived at after charging:		
Cost of inventories recognised as expenses (included in cost of sales)	437,954	372,325
Amortisation of prepaid lease payments	17	–
Depreciation of:		
– owned assets	4,908	4,742
– assets held under finance leases	376	441
Staff costs, including directors' emoluments	55,500	41,800
Loss on disposal of property, plant and equipment	–	7
Share-based payment expenses	–	172
and crediting:		
Interest income	4,815	544
Gain on disposal of property, plant and equipment	985	–

5. FINANCE COSTS

	Six months ended June 30	
	2008	2007
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Interest expenses on:		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	1,883	5,953
Bank loans wholly repayable after five years	339	114
Other loans wholly repayable within five years	1,473	1,416
	3,695	7,483
Finance lease charges	6	49
Bank charges	111	158
	3,812	7,690

6. INCOME TAX EXPENSES

No provision for Hong Kong Profits Tax has been provided during the period as the Group did not have assessable profits during the period (2007: 17.5%).

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

	Six months ended June 30	
	2008	2007
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Current tax:		
Hong Kong	–	366
Overseas	475	13
	475	379
Deferred tax:		
Hong Kong	–	(194)
Overseas	(2)	–
Income tax expenses attributable to the Company and its subsidiaries	473	185

7. LOSSES PER SHARE

The calculation of the basic losses per share is based on the loss for the period attributable to equity holders of the Company of approximately HK$17,825,000 (2007: HK$20,565,000) and on the weighted average number of ordinary shares in issue during the period of 306,377,710 (2007: 272,680,594 (restated)) after adjusting for the effects of bonus shares issue approved on April 30, 2008. The basic losses per share for 2007 had been adjusted accordingly (note 15).

Diluted losses per share for the periods ended June 30, 2008 and 2007 were the same as the basic losses per share. The Company's outstanding share options and convertible loan note were not included in the calculation of diluted losses per share because the effects of the Company's outstanding share options and convertible loan note were anti-dilutive.

8. DIVIDENDS

The directors do not recommend the payment of any interim dividend for the six months ended June 30, 2008 (six months ended June 30, 2007: Nil).

9. INVESTMENT PROPERTIES

	June 30, 2008 *HK$'000* (Unaudited)	December 31, 2007 *HK$'000* (Audited)
At the beginning of the period/year	9,600	234,918
Disposal of subsidiaries	–	(227,340)
Increase in fair value recognised in the income statement	–	2,022
Acquisition of a subsidiary	8,041	–
At the end of the period/year	17,641	9,600

The investment properties of the Group were revalued at June 30, 2008 by Raffles Appraisals Limited, independent qualified professional valuers, on an open market and existing use basis.

The Group had pledged investment properties with a carrying amount of approximately HK$15,141,000 (2007: HK$7,100,000) to secure facilities granted to the Group (note 21).

10. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2008 *HK$'000* (Unaudited)	December 31, 2007 *HK$'000* (Audited)
At the beginning of the period/year	44,541	100,479
Exchange difference	555	210
Additions	4,472	31,191
Acquisition of subsidiaries	4,833	–
Disposals	(1,609)	(1,539)
Disposal of subsidiaries	(55)	(75,046)
Depreciation charges	(5,284)	(10,754)
At the end of the period/year	47,453	44,541

At June 30, 2008, the Group had pledged motor yacht with a carrying amount of approximately HK$16,313,000 (2007: nil) to secure facilities granted to the Group (note 21).

11. INVENTORIES

	June 30, 2008 *HK$'000* (Unaudited)	December 31, 2007 *HK$'000* (Audited)
Finished goods	226,380	109,361
Spare parts	21,826	15,632
	248,206	124,993

Included in the above figure are finished goods of approximately HK$9,218,000 (2007: HK$19,601,000) which has been pledged as security for bank loans (note 21).

12. TRADE AND OTHER RECEIVABLES

The Group generally allows an average credit period of 7 to 90 days to its trade customers. The aged analysis of the Group's trade receivables at the balance sheet date is as follows:

	June 30, 2008 *HK$'000* (Unaudited)	December 31, 2007 *HK$'000* (Audited)
Within 30 days	47,784	82,794
31 to 60 days	14,581	18,699
61 to 90 days	3,264	6,048
91 days to 1 year	24,533	16,396
Over 1 year	3,416	1,349
Total trade receivables, net of allowance for doubtful debts	93,578	125,286
Deposits, prepayments and other receivables	128,018	59,789
	221,596	185,075

The fair values of the Group's trade and other receivables at June 30, 2008 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

13. TRADE AND OTHER PAYABLES

The aged analysis of the Group's trade payables at the balance sheet date is as follows:

	June 30, 2008 *HK$'000* (Unaudited)	December 31, 2007 *HK$'000* (Audited)
Within 30 days	26,314	7,995
31 to 60 days	7,265	3,111
61 to 90 days	6,296	8,953
91 days to 1 year	8,952	1,410
Over 1 year	654	2,314
Total trade payables	49,481	23,783
Customers' deposits, accruals and other payables	310,189	220,173
	359,670	243,956

The fair values of the Group's trade and other payables at June 30, 2008 approximate to the corresponding carrying amounts.

14. BORROWINGS

	June 30, 2008 *HK$'000* (Unaudited)	December 31, 2007 *HK$'000* (Audited)
Bank overdrafts	1,147	583
Bank loans	90,937	83,750
	92,084	84,333
Secured *(note 21)*	81,376	75,309
Unsecured	10,708	9,024
	92,084	84,333
The maturities of the above loans are as follows:		
Within one year	69,799	70,827
More than one year, but not exceeding two years	3,734	2,760
More than two years, but not exceeding five years	11,644	4,305
More than five years	6,907	6,441
	92,084	84,333
Less: Amounts due within one year shown under current liabilities	(69,799)	(70,827)
Amounts due after one year	22,285	13,506

The fair values of the Group's borrowings at June 30, 2008 approximate to the corresponding carrying amounts.

15. SHARE CAPITAL

	Number of shares	Share capital *HK$'000*
Authorised:		
Ordinary shares of HK$1.00 each (2007: HK$1.00 each) at January 1, 2008	350,000,000	350,000
Effect of capital reorganization *(note i)*	3,150,000,000	–
At June 30, 2008 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
Ordinary shares of HK$1.00 each (2007: HK$1.00 each)		
At January 1, 2008	255,314,759	255,314
Effect of share reduction *(note ii)*	–	(229,782)
Effect of bonus share issue *(note iii)*	51,062,951	5,106
At June 30, 2008 of HK$0.10 each	306,377,710	30,638

Notes:

i. Pursuant to a resolution passed by the shareholders of the Company at the special general meeting held on April 30, 2008, the capital reorganization was effective on the same day. Accordingly, the authorized capital of the Company has become HK$350,000,000 divided into 3,500,000,000 shares of HK$0.10 each.

ii. Pursuant to a resolution passed by the shareholders of the Company at the special general meeting held on April 30, 2008, the nominal value of each share in issue reduced from HK$1.00 to HK$0.10 by canceling paid up capital to the extent of HK$0.90 for each issued share.

iii. Pursuant to a resolution passed by the shareholders of the Company at the special general meeting held on April 30, 2008, 51,062,951 bonus shares of HK$0.10 each were issued for every five adjusted shares of HK$0.10 each held by the shareholders whose names appeared on the register of members of the Company on April 30, 2008. The amount of HK$5,106,295.10 was capitalised from the Company's contributed surplus account.

16. ACQUISITION OF SUBSIDIARIES

On January 18, 2008, the Group acquired 100% of the issued share capital of Sunny Villa International Limited at a consideration of HK$2,500,000. The amount of goodwill arising as a result of the acquisition was approximately HK$145,000.

The net assets acquired in the transaction and the goodwill arising were as follows:

	Acquiree's carrying amount before combination	**Fair value adjustment**	**Total fair value**
	HK$'000	*HK$'000*	*HK$'000*
	(Unaudited)	(Unaudited)	(Unaudited)
Net assets acquired:			
Investment properties	8,041	–	8,041
Other receivables	2	–	2
Cash and cash equivalents	29	–	29
Trade and other payables	(1,839)	–	(1,839)
Secured bank loan	(3,660)	–	(3,660)
	2,573	–	2,573
Goodwill			145
Transaction costs			(218)
Total consideration			2,500
Satisfied by:			
Cash			2,500
Net cash outflow from acquisition:			
Cash consideration			(2,500)
Cash and cash equivalents acquired			29
			(2,471)

On May 30, 2008, the Group acquired 60% of the issued share capital of Creative Pacific Limited at a consideration of HK$19,500,000. The balance of the consideration of HK$9,750,000 is subject to adjustments to be made and shall be paid in two installments. The adjustments were not included at the date of acquisition as the amount was not probable and could not be measured reliably. The amount of goodwill arising as a result of the acquisition was approximately HK$24,148,000.

The net liabilities acquired in the transaction and the goodwill arising were as follows:

	Acquiree's carrying amount before combination *HK$'000* (Unaudited)	Fair value adjustment *HK$'000* (Unaudited)	Total fair value *HK$'000* (Unaudited)
Net liabilities acquired:			
Property, plant and equipment	2,900	–	2,900
Goodwill	4	–	4
Inventories	16,139	–	16,139
Trade and other receivables	6,175	–	6,175
Cash and cash equivalents	1,289	–	1,289
Trade and other payables	(39,546)	–	(39,546)
Tax payable	(3)	–	(3)
	(13,042)	–	(13,042)
Goodwill			24,148
Transaction costs			(1,356)
Total consideration			9,750
Satisfied by:			
Cash			9,750
Net cash outflow from acquisition:			
Cash consideration			(9,750)
Cash and cash equivalents acquired			1,289
			(8,461)

17. CONTINGENT LIABILITIES

(a) The Company had provided corporate guarantees to certain banks for banking and other facilities make available to subsidiaries in amount of approximately HK$327,890,000 (December 31, 2007: HK$279,862,000).

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$14,321,000 (December 31, 2007: HK$24,559,000).

(c) Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company provide a guarantee amounting to a maximum of RMB11 million (approximately HK$11.8 million) in settlement of certain liabilities of the disposed entity incurred prior to disposal. During the period ended June 30, 2008, approximately HK$8,450,000 were paid under the guarantee and HK$950,000 (December 31, 2007: HK$7,500,000) has been recognised in the consolidated financial statements of the Group. At June 30, 2008, the outstanding balance of the guarantee was approximately HK$5,100,000 (December 31, 2007: HK$3,500,000).

(d) Under a share acquisition agreement signed on May 16, 2008, a subsidiary of the Company agrees to acquire 60% of the issued share capital in Creative Pacific Limited at a consideration of HK$19,500,000. The balance of the consideration of HK$9,750,000 is subject to adjustments to be made and shall be paid in two installments. For details, please refer to the Company's circular dated June 6, 2008.

18. COMMITMENTS

(a) Capital commitments

	June 30, 2008	December 31, 2007
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Authorised but not contracted for	–	579
Contracted but not provided for	24,400	46
	24,400	625

(b) Operating lease commitments

At June 30, 2008 the Group leases various retail shops, offices and warehouses and had commitments under non-cancellable operating leases, which fall due as follows:

	June 30, 2008	December 31, 2007
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Within one year	39,061	22,947
In the second to fifth year inclusive	26,168	25,096
	65,229	48,043

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payment (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

19. DERIVATIVE FINANCIAL INSTRUMENTS

At June 30, 2008, the Group had entered into forward contracts denominated in Hong Kong Dollar ("HKD"), Japan Yen ("JPY"), Euro dollar ("EUR"), United States Dollar ("USD") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

Notional amount	Maturity	Exchange rates
Sell SGD 500,000	July 31, 2008	SGD 0.01332 to JPY1
Sell SGD 221,349	July 31, 2008	SGD 0.01378 to JPY1
Sell SGD 493,667	August 15, 2008	SGD 1.3658 to USD1
Sell SGD 21,957	August 15, 2008	SGD 1.3658 to USD1
Sell SGD 587	August 15, 2008	SGD 1.3658 to USD1
Sell HKD 9,928,139	December 30, 2008	HKD 12.25 to EUR1
Sell HKD 9,209,015	December 30, 2008	HKD 12.439 to EUR1
Sell HKD 4,126,375	November 14, 2008	HKD 12.15 to EUR1

20. MATERIAL RELATED PARTY TRANSACTIONS

(a) During the period, the Group entered into the following significant related party transactions:

	Six months ended June 30	
	2008	**2007**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Management and agency fee paid to a related company which received on behalf of a building management fund	–	2,097
Sales of goods to related companies	–	4,600
Purchase of goods from a director	–	1,350
Acquisition of share capital and shareholder's loan of a company owned by a common shareholder	4,300	–
Service income charged to an associate	109	–

(b) Compensation of key management personnel

The remuneration of directors and other member of key management during the periods are as follows:

	Six months ended June 30	
	2008	**2007**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Short term employee benefits	4,677	4,506
Mandatory provident fund contributions	19	23
	4,696	4,529

(c) Amounts due from/(to) related parties:

	June 30, 2008 *HK$'000* (Unaudited)	December 31, 2007 *HK$'000* (Audited)
Amount due from associates	34,974	14,260
Amounts due to related companies classified as current liabilities	(974)	(1,343)

21. PLEDGE OF ASSETS

	June 30, 2008 *HK$'000* (Unaudited)	December 31, 2007 *HK$'000* (Audited)
Inventories	9,218	19,601
Investment properties	15,141	7,100
Properties held for sale	23,400	23,400
Deposits in bank	92,252	86,796
Property, plant and equipment	16,313	–
All assets of a subsidiary	20,887	19,602

The amounts represent assets pledged to banks and other licensed financial institution to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

22. EVENTS AFTER BALANCE SHEET DATE

(a) On September 2, 2008, a wholly-owned subsidiary of the Company, Smart Apex Holdings Limited ("Smart Apex"), entered into the Sale and Purchase Agreement with the vendors which Smart Apex agrees to acquire 80% of the issued share capital in SKC Group Limited (SKC) for the aggregate cash consideration of HK$96,200,000. Further details were set out in the announcement of the Company dated September 4, 2008.

(b) The 7.25% convertible loan note in the principal amount of HK$30,000,000 issued to Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Holdings Limited matured and was fully repaid on September 5, 2008.

(c) On September 18, 2008, a subsidiary of the Company, Auto Italia Limited, purchased a unit of vintage Ferrari from a director and controlling shareholder of the Company, Mr. Richard Man Fai Lee. Further details were set out in the announcement of the Company dated September 18, 2008.

23. APPROVAL OF INTERIM FINANCIAL REPORT

The interim financial report was approved by the Board of the Directors on September 18, 2008.

The following is the text of a report, prepared for the sole purpose of incorporation in this circular, received from the independent reporting accountants, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

The Board of Directors
Wo Kee Hong (Holdings) Limited
10th Floor, Block A
Wo Kee Hong Buildings
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

26 September 2008

Dear Sirs,

Introduction

We set out below our report on the financial information regarding SKC Group Limited ("SKC") and its subsidiaries (hereinafter collectively referred to as "SKC Group") which comprise the consolidated balance sheets and the balance sheets of SKC as at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008, and the consolidated income statements, the consolidated cash flow statements and the consolidated statements of changes in equity for each of the years ended 28 February 2006, 28 February 2007, 29 February 2008 and the three months period ended 31 May 2007 and 2008 (the "Relevant Periods"), and a summary of significant accounting policies and other explanatory notes (the "Financial Information"), for inclusion in the circular of Wo Kee Hong (Holdings) Limited (the "Company") dated 26 September 2008 in connection with the proposed acquisition of 80% issued share capital of SKC (the "Circular").

SKC was incorporated in Hong Kong on 23 January 1998 with limited liability. The registered office of SKC is located at Unit B, 35/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong. The principal activity of SKC Group is retailing and wholesaling of children apparels.

Basis of preparation

The Financial Information has been prepared by the directors of SKC based on the audited consolidated financial statements for each of the years ended 28 February 2006, 28 February 2007 and 29 February 2008 and unaudited consolidated financial statements for the three months ended 31 May 2007 and 2008, on the basis as set out in Note 3 below.

As at the date of this report, SKC Group has direct interests in the principal subsidiaries and associates as set out on pages 144 to 145. All these companies have adopted 28 February as their financial year end date.

The statutory consolidated financial statements of SKC Group for the years ended 28 February 2006, 28 February 2007, 29 February 2008 were prepared in accordance with accounting principles generally accepted in Hong Kong and were audited by Messr. Fok Siu Yung, Certified Public Accountant.

Directors' responsibility for the Financial Information

The directors of SKC are responsible for the preparation and the true and fair presentation of the Financial Information in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and the true and fair presentation of Financial Information that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in circumstances. The directors of the Company are responsible for the contents of the Circular in which the report is included.

Reporting accountants' responsibility

For the financial information for each of the years ended 28 February 2006, 28 February 2007 and 29 February 2008 and the three months ended 31 May 2008, our responsibility is to express an opinion on the Financial Information based on our audit. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the Financial Information is free from material misstatement. We have also carried out additional procedures as necessary in accordance with Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Information. The procedures selected depend on the reporting accountants' judgment, including the assessment of the risks of material misstatement of the Financial Information, whether due to fraud or error. In making those risk assessments, the reporting accountants consider internal control relevant to the entity's preparation and the true and fair presentation of the Financial Information in order to design audit procedures that are

appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the Financial Information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

For the financial information for the three months ended 31 May 2007, it is our responsibility to form an independent conclusion, based on our review, on the financial information and to report our conclusion to you. We conducted our review on the financial information in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial information for the three months ended 31 May 2007.

Opinion and review conclusion

In our opinion, the financial information for each of the years ended 28 February 2006, 28 February 2007 and 29 February 2008 and the three months ended 31 May 2008, for the purpose of this report, gives a true and fair view of the state of affairs of SKC Group as at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 and of SKC Group's results and cash flows for the years and period then ended and in accordance with Hong Kong Financial Reporting Standards.

Based on our review, nothing has come to our attention that causes us to believe that the financial information for the three months ended 31 May 2007, for the purpose of this report, is not prepared, in all material respects, in accordance with Hong Kong Financial Reporting Standards.

A. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS OF SKC GROUP

		For the three months ended		For the year ended		
		31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	Notes	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	*5*	32,701	30,158	159,679	129,239	121,395
Cost of sales		(13,849)	(13,901)	(70,339)	(55,612)	(58,171)
Gross profit		18,852	16,257	89,340	73,627	63,224
Other revenue	*7*	212	132	773	638	178
Other income	*8*	306	268	445	-	-
Distribution costs		(11,367)	(11,365)	(49,564)	(45,142)	(41,701)
Administrative expenses		(4,449)	(3,571)	(15,650)	(14,129)	(12,912)
Profit from operations	*8*	3,554	1,721	25,344	14,994	8,789
Finance costs	*9*	(234)	(258)	(1,350)	(1,176)	(1,002)
Share of results of an associate	*15*	(74)	-	-	183	138
Profit before taxation		3,246	1,463	23,994	14,001	7,925
Income tax expenses	*10*	(702)	(657)	(2,650)	(1,241)	(916)
Profit for the period/year		2,544	806	21,344	12,760	7,009
Profit for the period/year attributable to equity holders of SKC		2,544	806	21,344	12,760	7,009
Dividends	*11*	-	-	5,000	-	1,000

The accompanying notes form an integral part of these Financial Information.

CONSOLIDATED BALANCE SHEETS OF SKC GROUP

		As at			
	Notes	31 May 2008 *HK$'000*	29 February 2008 *HK$'000*	28 February 2007 *HK$'000*	28 February 2006 *HK$'000*
Non-current assets					
Property, plant and equipment	*13*	3,611	3,764	2,875	2,944
Interests in an associate	*15*	1,024	1,098	1,098	928
Available-for-sale financial assets	*16*	360	360	360	360
		4,995	5,222	4,333	4,232
Current assets					
Inventories	*17*	21,434	21,695	21,614	16,704
Trade receivables	*18*	10,605	14,462	12,306	12,807
Prepayment, deposits and other receivables	*18*	6,233	6,401	7,000	6,177
Amount due from an associate	*19*	245	–	202	755
Tax recoverable		–	–	220	–
Pledged bank deposits	*32*	2,027	2,000	2,013	2,014
Cash and bank balances	*20*	50,477	49,980	31,019	18,598
		91,021	94,538	74,374	57,055
Current liabilities					
Trade payables	*21*	8,194	9,067	10,517	3,762
Other payables and accruals	*21*	3,937	5,382	3,814	5,680
Borrowings – due within one year	*22*	1,111	1,444	1,334	1,986
Amount due to an associate	*19*	–	140	–	–
Tax payable		2,226	1,844	607	628
		15,468	17,877	16,272	12,056
Net current assets		75,553	76,661	58,102	44,999
Total assets less current liabilities		80,548	81,883	62,435	49,231
Non-current liabilities					
Borrowings – due after one year	22	–	–	1,444	–
Net assets		80,548	81,883	60,991	49,231
Capital and reserves attributable to equity holders of SKC:					
Share capital	*23*	10	10	10	10
Reserves		80,538	81,873	60,981	49,221
Total equity		80,548	81,883	60,991	49,231

The accompanying notes form an integral part of these Financial Information.

BALANCE SHEETS OF SKC

		As at			
		31 May 2008	29 February 2008	28 February 2007	28 February 2006
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets					
Property, plant and equipment	*13*	1,612	1,945	1,386	1,421
Investments in subsidiaries	*14*	5,000	5,000	5,000	5,000
Interests in an associate	*15*	807	807	807	807
Available-for-sale financial assets	*16*	360	360	360	360
		7,779	8,112	7,553	7,588
Current assets					
Inventories	*17*	13,009	14,761	14,677	10,583
Trade receivables	*18*	8,035	13,123	12,889	12,545
Prepayment, deposits and other receivables	*18*	2,629	1,777	1,517	2,459
Amount due from an associate	*19*	245	–	202	755
Amounts due from subsidiaries	*14*	247	8,826	7,613	7,317
Tax recoverable		–	–	220	–
Pledged bank deposits	*32*	2,027	2,000	2,013	2,014
Cash and bank balances		34,299	23,511	13,350	4,794
		60,491	63,998	52,481	40,467
Current liabilities					
Trade payables	*21*	7,379	8,397	10,053	3,762
Other payables and accruals	*21*	2,738	3,713	2,420	4,479
Borrowings – due within one year	*22*	1,111	1,444	1,334	1,986
Amount due to an associate	*19*	–	140	–	–
Tax payable		840	613	–	854
		12,068	14,307	13,807	11,081
Net current assets		48,423	49,691	38,674	29,386
Total assets less current liabilities		56,202	57,803	46,227	36,974
Non-current liabilities					
Borrowings – due after one year	22	–	–	1,444	–
Net assets		56,202	57,803	44,783	36,974
Capital and reserves attributable to equity holders of SKC:					
Share capital	*23*	10	10	10	10
Reserves	*24*	56,192	57,793	44,773	36,964
Total equity		56,202	57,803	44,783	36,974

The accompanying notes form an integral part of these Financial Information.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SKC GROUP

	Share capital *HK$'000*	Share premium *HK$'000*	Exchange reserve *HK$'000*	Proposed final dividend *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1 March 2005	10	19,986	–	–	22,226	42,222
Profit for the year	–	–	–	–	7,009	7,009
Proposed final dividend	–	–	–	1,000	(1,000)	–
At 28 February 2006 and 1 March 2006	10	19,986	–	1,000	28,235	49,231
2006 final dividend declared	–	–	–	(1,000)	–	(1,000)
Profit for the year	–	–	–	–	12,760	12,760
Exchange differences arising from translation of financial statements of overseas operations	–	–	–	–	–	–
At 28 February 2007 and 1 March 2007	10	19,986	–	–	40,995	60,991
Profit for the year	–	–	–	–	21,344	21,344
Exchange differences arising from translation of financial statements of overseas operations	–	–	548	–	–	548
Interim dividend declared	–	–	–	–	(1,000)	(1,000)
Proposed final dividend	–	–	–	4,000	(4,000)	–
At 29 February 2008 and 1 March 2008	10	19,986	548	4,000	57,339	81,883
2008 final dividend declared	–	–	–	(4,000)	–	(4,000)
Profit for the period	–	–	–	–	2,544	2,544
Exchange differences arising from translation of financial statements of overseas operations	–	–	121	–	–	121
At 31 May 2008	10	19,986	669	–	59,883	80,548

The accompanying notes form an integral part of these Financial Information.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF SKC GROUP

For the three months ended 31 May 2007

	Share capital *HK$'000*	Share premium *HK$'000*	Exchange reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1 March 2007	10	19,986	–	40,995	60,991
Profit for the period	–	–	–	806	806
Exchange differences arising from translation of financial statements of overseas operations	–	–	216	–	216
At 31 May 2007 (unaudited)	10	19,986	216	41,801	62,013

The accompanying notes form an integral part of these Financial Information.

CONSOLIDATED CASH FLOW STATEMENTS OF SKC GROUP

		For the three months ended		For the year ended		
		31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	Notes	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Operating activities						
Profit before taxation		3,246	1,463	23,994	14,001	7,925
Adjustments for:						
Depreciation	*8*	388	392	1,705	1,640	1,861
Interest expenses	*9*	234	258	1,350	1,176	1,002
Loss on disposal of property, plant and equipment	*8*	213	139	353	188	33
Interest income	*7*	(112)	(125)	(533)	(482)	(132)
Share of results of an associates	*15*	74	–	–	(183)	(138)
Operating cash flows before movements in working capital		4,043	2,127	26,869	16,340	10,551
Decrease/(increase) in inventories		125	(1,619)	(116)	(5,229)	1,518
Decrease/(increase) in trade receivables		3,740	1,755	(1,870)	501	(11,698)
Decrease/(increase) in prepayments, deposits and other receivables		62	20	720	(823)	7,367
(Increase)/decrease in amount due from an associate		(245)	202	202	553	(755)
(Decrease)/increase in trade payables		(858)	(2,164)	(1,437)	6,755	(1,631)
(Decrease)/increase in amount due to an associate		(140)	–	140	–	–
(Decrease)/increase in other payables and accruals		(1,445)	(2,957)	1,568	(1,866)	(92)
Cash generated from/ (used in) operations		5,282	(2,636)	26,076	16,231	5,260
Hong Kong profits tax (paid)/refunded		(5)	47	(1,495)	(1,150)	(1,231)
Net cash generated from/ (used in) operating activities		5,277	(2,589)	24,581	15,081	4,029

CONSOLIDATED CASH FLOW STATEMENTS OF SKC GROUP

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Unaudited)			
Investing activities					
Purchase of property, plant and equipment	(420)	(399)	(3,030)	(1,759)	(1,662)
Net cash used in investing activities	(420)	(399)	(3,030)	(1,759)	(1,662)
Financing activities					
New bank loan	–	–	–	4,000	6,022
Repayment of bank loans	(333)	(334)	(1,334)	(3,208)	(5,469)
Obligation under finance lease	–	–	–	–	(66)
Interest paid	(234)	(258)	(1,350)	(1,176)	(979)
Finance lease charges paid	–	–	–	–	(23)
Interest received	112	125	533	482	132
Dividend paid	(4,000)	–	(1,000)	(1,000)	–
Net cash used in financing activities	(4,455)	(467)	(3,151)	(902)	(383)
Net increase/(decrease) in cash and cash equivalents	402	(3,455)	18,400	12,420	1,984
Cash and cash equivalents at the beginning of the period/year	51,980	33,032	33,032	20,612	18,628
Effect of foreign currency exchange rate changes	122	216	548	–	–
Cash and cash equivalents at the end of the period/year	52,504	29,793	51,980	33,032	20,612
Analysis of balances of cash and cash equivalents					
Pledged bank deposit	2,027	2,027	2,000	2,013	2,014
Cash and bank balances	50,477	27,766	49,980	31,019	18,598
	52,504	29,793	51,980	33,032	20,612

The accompanying notes form an integral part of these Financial Information.

NOTES TO THE FINANCIAL INFORMATION

1. GENERAL INFORMATION

SKC is a limited liability company incorporated in Hong Kong. Its registered office and principal place of business is located at Unit B, 35/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong. The principal activities of SKC and its subsidiaries are investment holding and retailing and wholesaling of children apparels.

The Financial Information are presented in Hong Kong dollars, which is the same as the functional currency of the SKC.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

During the period ended 31 May 2008, SKC Group has applied, for the first time, the following of new standards, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are effective for SKC Group's financial year beginning 1 March 2008.

HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction

The directors of SKC assessed the impacts of the adoption of these new interpretation and concluded that the adoption of these new interpretation had no material impact on the results or the financial position of SKC Group for the current or prior accounting period. Accordingly, no prior period adjustment has been recognised.

SKC Group has not early applied the following new and revised HKASs and HKFRSs or interpretations that have been issued but are not yet effective in the audited consolidated financial statements for the three months ended 31 May 2008:

HKAS 1 (Revised)	Presentation of Financial Statement[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[3]

[1] Effective for annual periods beginning on or after 1 January 2009

[2] Effective for annual periods beginning on or after 1 July 2009

[3] Effective for annual periods beginning on or after 1 July 2008

The directors of SKC anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of SKC Group.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKASs") and Interpretations (the "Interpretations") issued by the HKICPA, accounting principles generally accepted in Hong Kong. The Financial Information is presented in Hong Kong dollars and are rounded to the nearest thousand dollars except when otherwise indicated.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial·instruments), which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying SKC Group's accounting policies.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of SKC and its subsidiaries made up to 28 February each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of SKC Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which SKC Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether SKC Group controls another entity.

Investments in subsidiaries are included in SKC's balance sheet at cost less any identified impairment loss.

Investments in associates

Associates are all entities over which SKC Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet initially at cost as adjusted for the post-acquisition changes in SKC Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When SKC Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, from part of SKC Group's net investment in the associate), SKC Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that SKC Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Any excess of the cost of acquisition over SKC Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of SKC Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a SKC Group's entity transacts with an associate of SKC Group, profits and losses are eliminated to the extent of SKC Group's interest in the relevant associate.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to SKC Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, net of returns and discounts.

Revenue from the sale of goods is recognised on the transfer of the significant risks and rewards of ownership, which generally coincides with the time of delivery of goods.

Interest income is recognised using the effective interest method.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

SKC Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of SKC Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on SKC Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the terms of the relevant leases.

SKC Group as lessee

Assets held under finance leases are recognised as assets of SKC Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payments). The corresponding liabilities to the lessors are included in the balance sheet as finance lease obligations. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rental payables under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of SKC Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of SKC Group's foreign operations are translated into the presentation currency of SKC Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiaries and associates, except where SKC Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items that are charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the value of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged.

Depreciation is calculated on the straight-line basis to write off the cost of each item property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Furniture and fixtures and equipment	20%
Office equipment	20%
Leasehold improvements	30%
Motor vehicles	30%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year, the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of SKC's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted to use.

Provisions and contingent liabilities

Provisions are recognised when SKC Group has a present obligation as a result of a past event, and it is probable that SKC Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of SKC Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair vale through

profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

SKC Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sale of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets designated as at financial assets at fair value through profit or loss, of which interest income is included in net gains or losses.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

(a) it has been acquired principally for the purpose of selling in the near future; or

(b) it is a part of an identified portfolio of financial instruments that SKC Group manages together and has a recent actual pattern of short-term profit-taking; or

(c) it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

(a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

(b) the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with SKC Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

(c) it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and

receivables (including trade and other receivables, cash and cash equivalents and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss when there is objective evidence that the assets are impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the assets and the present value of the estimated future cash flows discounted at the current market rate of return for similar financial assets. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods, except for available-for-sale debt investments, which impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

(a) significant financial difficulty of the issuer or counterparty; or

(b) default or delinquency in interest or principal payments; or

(c) it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include SKC Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 30 to 60 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of SKC Group after deducting all of its liabilities. SKC Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis other than those financial liabilities designated as at financial liabilities at fair value through profit or loss, of which the interest expense is included in net gains or losses.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. SKC Group designates certain derivatives as either hedges of the fair value of fixed-rate bank borrowings (fair value hedges) and hedges of highly probable forecast transactions for foreign currency exposure (cash flow hedges), or hedges of net investments in foreign operations.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and SKC Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised from SKC Group's consolidated balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Impairment

At each balance sheet date, SKC Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or the impairment loss recognised in prior years is no longer exist or have decreased. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset other than goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of SKC Group's accounting policies, which are described in note 3 to the Financial Information, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Provision for impairment loss on trade and other receivables

The provision for impairment loss on trade and other receivables of SKC Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each account. If the financial conditions of the debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provision for obsolete inventories

The management of SKC Group reviews an aging analysis at each balance sheet date, and makes provision for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. SKC Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes provision for obsolete items.

Income taxes

SKC Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

5. TURNOVER

SKC Group's turnover represents the net sale of children apparels.

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Turnover:					
Sale of children apparels	32,701	30,158	159,679	129,239	121,395

6. BUSINESS SEGMENT AND GEOGRAPHICAL SEGMENTS

SKC's Group's turnover, results, assets and liabilities are determined solely from one business segment, retailing and wholesaling of children apparels during the Relevant Periods and accordingly, no further analysis of SKC Group's geographical segment revenue, segment results, segment assets, segment liabilities, capital expenditure, depreciation and amortisation by principal activities is provided.

In determining SKC Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Geographical segments

The Group's operations are mainly located in Hong Kong and the PRC. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market				
	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	13,919	12,586	78,786	66,886	31,120
PRC	18,782	17,572	80,893	62,353	90,275
	32,701	30,158	159,679	129,239	121,395

	Contribution to operating results				
	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	57	989	17,439	11,882	6,476
PRC	2,979	332	6,687	2,474	2,135
	3,036	1,321	24,126	14,356	8,611
Other revenue	212	132	773	638	178
Other income	306	268	445	–	–
Profit from operations	3,554	1,721	25,344	14,994	8,789

The following is an analysis of the carrying amounts of segment assets and capital expenditure analysed by the geographical area in which the assets are located:

	Carrying amounts of segment assets As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	27,150	36,085	27,546	25,429
PRC	68,866	63,675	51,161	35,858
	96,016	99,760	78,707	61,287

	Capital expenditure As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	–	335	941	938
PRC	420	2,695	818	724
	420	3,030	1,759	1,662

7. OTHER REVENUE

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Interest income	112	125	533	482	132
Sundry income	100	7	240	156	46
	212	132	773	638	178

8. PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging:

	For the three months ended		For the year ended		
	31 May 2008 *HK$'000*	31 May 2007 *HK$'000* (Unaudited)	29 February 2008 *HK$'000*	28 February 2007 *HK$'000*	28 February 2006 *HK$'000*
Auditors' remuneration	–	–	76	69	63
Cost of inventories sold	13,849	13,901	70,339	55,612	58,171
Depreciation	388	392	1,705	1,640	1,861
Operating leases in respect of land and buildings	5,705	4,355	14,639	14,168	14,677
Loss on disposal of property, plant and equipment	213	139	353	188	33
Staff costs, wages and other benefits	4,486	3,947	19,419	18,890	17,530
and after crediting:					
Exchange gain	306	268	445	–	–

9. FINANCE COSTS

	For the three months ended		For the year ended		
	31 May 2008 *HK$'000*	31 May 2007 *HK$'000* (Unaudited)	29 February 2008 *HK$'000*	28 February 2007 *HK$'000*	28 February 2006 *HK$'000*
Interest expenses on:					
Bank loans wholly repayable within five years	20	55	176	290	108
Finance lease charges	–	–	–	–	23
Bank charges	16	20	75	8	–
Credit card charges	198	183	1,099	878	871
	234	258	1,350	1,176	1,002

10. INCOME TAX EXPENSES

Hong Kong profits tax has been provided at the rate of 16.5% to 17.5% on the estimated assessable profits arising in Hong Kong during the Relevant Periods.

Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Current tax:					
Hong Kong Profits Tax	657	657	2,629	1,241	900
Overseas income tax	45	–	21	–	16
	702	657	2,650	1,241	916

No deferred tax assets or liabilities has been provided as SKC Group had no material temporary differences during the Relevant Periods.

The tax expenses for the Relevant Periods can be reconciled to the profits before taxation as follows:

	For the three months ended				For the year ended					
	31 May 2008		31 May 2007		29 February 2008		28 February 2007		28 February 2006	
	HK$'000	%	*HK$'000* (Unaudited)	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Profit before taxation	3,246		1,463		23,994		14,001		7,925	
Tax at the applicable profits tax rate	536	16.5	256	17.5	4,199	17.5	2,450	17.5	1,387	17.5
Tax effect of expenses that not deductible for tax purposes	372	11.4	350	23.9	1,011	4.2	69	0.5	9	0.1
Tax effect of income that not taxable for tax purposes	(195)	(6.0)	(353)	(24.1)	(1,541)	(6.4)	(1,396)	(10.0)	(643)	(8.1)
Utilisation of deferred tax assets previously not recognised	–	–	–	–	–	–	104	0.7	(148)	(1.9)
Tax effect of tax losses not recognised	25	0.8	470	32.1	(447)	(1.9)	521	3.7	1,272	16.0
Tax rates of share of results of an associate	–	–	–	–	–	–	13	0.1	24	0.3
Effect of different tax rates of subsidiary operating in other jurisdicitions	(36)	(1.1)	(66)	(4.5)	(572)	(2.4)	(520)	(3.7)	(985)	(12.4)
Tax charge and effective tax rate for the period/year	702	21.6	657	44.9	2,650	11.0	1,241	8.8	916	11.5

There was no share of tax attributable to associates for the year ended 29 February 2008 and for the three months ended 31 May 2008 and 2007. During the year ended 28 February 2007 and 2006, the share of tax attributable to associates amounting approximately HK$13,000 and HK$24,000 respectively were included in "Share of results of an associate" on the face of consolidated income statement.

11. DIVIDENDS

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Interim dividend paid at HK$100 per ordinary share	–	–	1,000	–	–
Proposed final dividend:					
2008: HK$400 per ordinary share	–	–	4,000	–	–
2006: HK$100 per ordinary share	–	–	–	–	1,000
	–	–	5,000	–	1,000

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

(a) Directors' emoluments

The emoluments paid or payable to each of the three Directors were as follows:

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Basic salaries and allowances and retirement benefit scheme contributions:					
Name of director					
Chan Roy	–	–	–	–	–
Chu Wan Kam, Sabrina	505	489	2,136	2,151	2,016
Yeung Sui King	164	160	698	732	688
	669	649	2,834	2,883	2,704

(b) Employees' emoluments

During the Relevant Periods, two of the Directors was included in the five highest paid individuals. The emoluments of the other three highest paid individuals were as follows:

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Salaries and other benefits	306	254	1,140	1,164	1,090
Retirement benefit scheme contributions	9	9	36	36	36
	315	263	1,176	1,200	1,126

The emoluments of the remaining highest paid individuals fell within the following bands:

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	Number of employees	*Number of employees* (Unaudited)	*Number of employees*	*Number of employees*	*Number of employees*
Less than HK$1,000,000	3	3	3	3	3

13. PROPERTY, PLANT AND EQUIPMENT

	Furniture and fixture *HK$'000*	Office equipment *HK$'000*	Leasehold improvement *HK$'000*	Motor vehicle *HK$'000*	Total *HK$'000*
SKC Group					
Cost or valuation:					
At 1 March 2005	298	1,309	6,322	714	8,643
Additions	28	129	1,505	–	1,662
Disposals	(2)	(15)	(363)	–	(380)
At 28 February 2006 and 1 March 2006	324	1,423	7,464	714	9,925
Additions	27	78	1,654	–	1,759
Disposals	(9)	(23)	(837)	–	(869)
At 28 February 2007 and 1 March 2007	342	1,478	8,281	714	10,815
Additions	117	467	2,446	–	3,030
Disposals	(14)	–	(1,618)	–	(1,632)
Exchange realignment	–	(14)	(83)	–	(97)
At 29 February 2008 and 1 March 2008	445	1,931	9,026	714	12,116
Additions	–	81	339	–	420
Disposals	(4)	(2)	(506)	–	(512)
Exchange realignment	–	(9)	113	–	104
At 31 May 2008	441	2,001	8,972	714	12,128
Representing:					
At cost	441	2,001	8,972	714	12,128
At valuation	–	–	–	–	–
	441	2,001	8,972	714	12,128

	Furniture and fixture *HK$'000*	Office equipment *HK$'000*	Leasehold improvement *HK$'000*	Motor vehicle *HK$'000*	Total *HK$'000*
SKC Group					
Accumulated depreciation:					
At 1 March 2005	201	924	3,728	614	5,467
Provided for the year	35	159	1,567	100	1,861
Eliminated upon disposals	(3)	(15)	(329)	–	(347)
At 28 February 2006 and 1 March 2006	233	1,068	4,966	714	6,981
Provided for the year	29	137	1,474	–	1,640
Eliminated upon disposals	(7)	(13)	(661)	–	(681)
At 28 February 2007 and 1 March 2007	255	1,192	5,779	714	7,940
Provided for the year	41	154	1,510	–	1,705
Eliminated upon disposals	(9)	–	(1,270)	–	(1,279)
Exchange realignment	–	(13)	(1)	–	(14)
At 29 February 2008 and 1 March 2008	287	1,333	6,018	714	8,352
Provided for the period	12	48	328	–	388
Eliminated upon disposals	(4)	(2)	(293)	–	(299)
Exchange realignment	–	15	61	–	76
At 31 May 2008	295	1,394	6,114	714	8,517
Net book values:					
At 31 May 2008	146	607	2,858	–	3,611
At 29 February 2008	158	598	3,008	–	3,764
At 28 February 2007	87	286	2,502	–	2,875
At 28 February 2006	91	355	2,498	–	2,944

	Furniture and fixture *HK$'000*	Office equipment *HK$'000*	Leasehold improvement *HK$'000*	Motor vehicle *HK$'000*	Total *HK$'000*
SKC					
Cost or valuation:					
At 1 March 2005	284	1,084	2,361	714	4,443
Additions	9	127	587	–	723
Disposals	–	–	(76)	–	(76)
At 28 February 2006 and 1 March 2006	293	1,211	2,872	714	5,090
Additions	21	45	726	–	792
Disposals	(2)	(4)	(338)	–	(344)
At 28 February 2007 and 1 March 2007	312	1,252	3,260	714	5,538
Additions	101	331	1,218	–	1,650
Disposals	(11)	–	(1,294)	–	(1,305)
At 29 February 2008 and 1 March 2008	402	1,583	3,184	714	5,883
Additions	–	47	12	–	59
Disposals	(4)	(2)	(506)	–	(512)
At 31 May 2008	398	1,628	2,690	714	5,430
Representing:					
At cost	398	1,628	2,690	714	5,430
At valuation	–	–	–	–	–
	398	1,628	2,690	714	5,430

	Furniture and fixture *HK$'000*	Office equipment *HK$'000*	Leasehold improvement *HK$'000*	Motor vehicle *HK$'000*	Total *HK$'000*
Accumulated depreciation:					
At 1 March 2005	188	736	1,229	614	2,767
Provided for the year	31	143	670	100	944
Eliminated upon disposals	–	–	(42)	–	(42)
At 28 February 2006 and 1 March 2006	219	879	1,857	714	3,669
Provided for the year	25	125	581	–	731
Eliminated upon disposals	(1)	(1)	(246)	–	(248)
At 28 February 2007 and 1 March 2007	243	1,003	2,192	714	4,152
Provided for the year	34	138	609	–	781
Eliminated upon disposals	(7)	–	(988)	–	(995)
At 29 February 2008 and 1 March 2008	270	1,141	1,813	714	3,938
Provided for the period	11	40	127	–	178
Eliminated upon disposals	(4)	(1)	(293)	–	(298)
At 31 May 2008	277	1,180	1,647	714	3,818
Net book values:					
At 31 May 2008	121	448	1,043	–	1,612
At 29 February 2008	132	442	1,371	–	1,945
At 28 February 2007	69	249	1,068	–	1,386
At 28 February 2006	74	332	1,015	–	1,421

14. INVESTMENTS IN SUBSIDIARIES

	SKC As at			
	31 May 2008 *HK$'000*	29 February 2008 *HK$'000*	28 February 2007 *HK$'000*	28 February 2006 *HK$'000*
Unlisted shares, at cost	5,000	5,000	5,000	5,000

The amounts due from subsidiaries are unsecured, interest free and recoverable on demand. The directors consider that the carrying amounts of amounts due from subsidiaries approximate their fair values.

Particulars of SKC's principal subsidiaries are shown in note 29.

15. INTERESTS IN AN ASSOCIATE

	SKC Group As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	807	807	807	807
Shares of net assets of an associate	217	291	291	121
	1,024	1,098	1,098	928

	SKC As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	807	807	807	807

The summarised financial information in respect of SKC Group's associate is set out below:

	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	4,147	3,940	3,606	3,422
Total liabilities	(898)	(619)	(453)	(1,018)
Net assets	3,249	3,321	3,153	2,404
SKC Group's share of net assets of an associate	217	291	291	121
Turnover	1,277	5,435	5,312	4,379
(Loss)/profit for the period/year	(159)	71	395	262
SKC Group's share of results of an associate for the period/year	(74)	–	183	138

Particulars of SKC Group's principal associates at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 are shown in note 30.

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	SKC Group and SKC			
	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Club debentures without interest and maturity date *(Note i)*	360	360	360	360

Note:

(i) The fair values of club debentures have been estimated based on observable market prices or rates.

17. INVENTORIES

	SKC Group			
	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Finished goods	21,434	21,695	21,614	16,704

	SKC			
	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Finished goods	13,009	14,761	14,677	10,583

18. TRADE AND OTHER RECEIVABLES

SKC Group

	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables	10,605	14,462	12,306	12,807
Less: Allowance for doubtful debts	–	–	–	–
Total trade receivables, net of allowance for doubtful debts	10,605	14,462	12,306	12,807
Deposits, prepayments and other receivables	6,233	6,401	7,000	6,177
	16,838	20,863	19,306	18,984

The following is an aged analysis of trade receivables net for allowance of doubtful debts at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008:

	SKC Group			
	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within 30 days	8,417	9,436	7,963	8,186
31 to 60 days	642	2,234	2,005	1,279
61 to 90 days	1,010	1,542	1,217	1,718
91 days to 1 year	283	1,155	1,031	794
Over 1 year	253	95	90	830
Total	10,605	14,462	12,306	12,807

SKC Group allows an average credit period of 30 to 60 days to its customers.

Ageing of trade receivables which are past due but not impaired

	SKC Group			
	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
61 to 90 days	1,010	1,542	1,217	1,718
91 days to 1 year	283	1,155	1,031	794
Over 1 year	253	95	90	830
Total	1,546	2,792	2,338	3,342

The fair values of SKC Group's trade and other receivables at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as SKC Group has a large number of customers, internationally dispersed.

SKC

	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables	8,035	13,123	12,889	12,545
Less: Allowance for doubtful debts	–	–	–	–
Total trade receivables, net of allowance for doubtful debts	8,035	13,123	12,889	12,545
Deposits, prepayments and other receivables	2,629	1,777	1,517	2,459
	10,664	14,900	14,406	15,004

The following is an aged analysis of trade receivables net for allowance of doubtful debts at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008:

	SKC As at 31 May 2008 HK$'000	29 February 2008 HK$'000	28 February 2007 HK$'000	28 February 2006 HK$'000
Within 30 days	5,862	8,124	8,652	7,923
31 to 60 days	618	2,206	1,899	1,279
61 to 90 days	1,011	1,542	1,217	1,718
91 days to 1 year	291	1,155	1,031	794
Over 1 year	253	96	90	831
Total	8,035	13,123	12,889	12,545

SKC allows an average credit period of 30 to 60 days to its customers.

Ageing of trade receivables which are past due but not impaired

	SKC As at 31 May 2008 HK$'000	29 February 2008 HK$'000	28 February 2007 HK$'000	28 February 2006 HK$'000
61 to 90 days	1,011	1,542	1,217	1,718
91 days to 1 year	291	1,155	1,031	794
Over 1 year	253	96	90	831
Total	1,555	2,793	2,338	3,343

The fair values of SKC's trade and other receivables at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as SKC has a large number of customers, internationally dispersed.

19. AMOUNTS DUE FROM/(TO) AN ASSOCIATE

SKC Group and SKC

The amounts due were unsecured, interest-free and have no fixed terms of repayment.

20. CASH AND BANK BALANCES

As at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008, cash and cash equivalents of SKC Group included currencies denominated in RMB amounted to approximately HK$1,719,416, HK$5,387,573, HK$5,115,433 and HK$3,534,771 respectively which are not freely convertible into other currencies.

21. TRADE AND OTHER PAYABLES

SKC Group

The following were an aged analysis of trade payables at the consolidated balance sheet date:

	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within 30 days	882	2,782	4,358	177
31 to 60 days	4,736	5,415	4,726	3,164
61 to 90 days	1,945	731	398	345
91 days to 1 year	102	47	427	27
Over 1 year	529	92	608	49
Total trade payables	8,194	9,067	10,517	3,762
Other payables and accruals	3,937	5,382	3,814	5,680
	12,131	14,449	14,331	9,442

The fair values of SKC Group's trade and other payables at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 approximate to the corresponding carrying amounts.

SKC

The following were an aged analysis of trade payables at the balance sheet date:

	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within 30 days	882	2,782	3,946	177
31 to 60 days	4,736	5,415	4,675	3,164
61 to 90 days	1,130	61	398	345
91 days to 1 year	102	47	427	28
Over 1 year	529	92	607	48
Total trade payables	7,379	8,397	10,053	3,762
Other payables and accruals	2,738	3,713	2,420	4,479
	10,117	12,110	12,473	8,241

The fair values of SKC's trade and other payables at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 approximate to the corresponding carrying amounts.

22. BORROWINGS

	SKC Group and SKC As at 31 May 2008 HK$'000	29 February 2008 HK$'000	28 February 2007 HK$'000	28 February 2006 HK$'000
Bank loans, secured *(note 32)*	1,111	1,444	2,778	1,986
The maturities of the above loans are as follows:				
Within one year	1,111	1,444	1,334	1,986
More than one year, but not exceeding two years	–	–	1,444	–
	1,111	1,444	2,778	1,986
Less: Amounts due within one year shown under current liabilities	(1,111)	(1,444)	(1,334)	(1,986)
Amounts due after one year	–	–	1,444	–

The ranges of effective interest rates (which are also equal to contracted interest rates) on SKC Group's and SKC's borrowings were as follows:

	For the three months ended 31 May 2008	For the year ended 29 February 2008	28 February 2007	28 February 2006
Effective interest rate:				
Fixed rate borrowings	0.75%	0.75%	0.75%	0.75%
Variable-rate borrowings	5.25% to 5.75%	5.75% to 7.75%	7.75% to 8%	5% to 7.75%

During the year ended 28 February 2007 and 28 February 2006, SKC Group and SKC obtained new borrowings in the amount of approximately HK$4,000,000 and HK$6,022,000 respectively. The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

The fair values of SKC Group's borrowings at each balance sheet dates approximate to the corresponding carrying amounts.

23. SHARE CAPITAL

SKC Group and SKC

	Number of shares	Nominal value *HK$'000*
Authorised:		
At 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 of HK$1 each	10,000	10
Issued and fully paid:		
At 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 of HK$1 each	10,000	10

24. RESERVES

SKC

	Share premium *HK$'000*	Proposed final dividend *HK$'000*	Retained earnings *HK$'000*	Total *HK$'000*
At 1 March 2005	19,986	–	10,401	30,387
Profit for the year	–	–	6,577	6,577
Proposed final dividend	–	1,000	(1,000)	–
At 28 February 2006 and 1 March 2006	19,986	1,000	15,978	36,964
2006 final dividend declared	–	(1,000)	–	(1,000)
Profit for the year	–	–	8,809	8,809
At 28 February 2007 and 1 March 2007	19,986	–	24,787	44,773
Profit for the year	–	–	14,020	14,020
Interim dividend declared	–	–	(1,000)	(1,000)
Proposed final dividend	–	4,000	(4,000)	–
At 29 February 2008 and 1 March 2008	19,986	4,000	33,807	57,793
2008 final dividend declared	–	(4,000)	–	(4,000)
Profit for the period	–	–	2,399	2,399
At 31 May 2008	19,986	–	36,206	56,192

25. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances detailed elsewhere in these Financial Information, SKC Group had the following material transactions with related parties during the Relevant Periods:

Compensation of key management personnel

The remuneration of key management during the periods/years were as follows:

	SKC Group				
	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Salaries and other benefits	1,240	1,169	4,231	4,301	4,041
Retirement benefits scheme contributions	12	12	48	48	56
Short-term employee benefits	1,252	1,181	4,279	4,349	4,097

The remuneration of key management is determined by the remuneration committee having regard to the performance of individuals and market trends.

26. OPERATING LEASE

SKC Group as lessee

	For the three months ended		For the year ended		
	31 May 2008	31 May 2007	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000* (Unaudited)	*HK$'000*	*HK$'000*	*HK$'000*
Minimum lease payments under operating leases recognised in the income statement for the period/year	5,705	4,355	14,639	14,168	14,677

At the balance sheet date, SKC Group had commitments under non-cancellable operating leases, which fall due as follows:

	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	13,571	13,571	16,537	13,111
In the second to fifth year inclusive	8,572	14,277	14,956	9,465
	22,143	27,848	31,493	22,576

Operating lease payments represent rentals payable by SKC Group for certain of its office premises and office equipment. Leases for properties are negotiated for terms ranging from three to six years, and those for office equipment are for terms ranging between two and five years.

At 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008, SKC had no commitments under non-cancellable operating leases.

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payment (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

27. FINANCIAL INSTRUMENTS

(a) Categories of financial instruments

	SKC Group			
	As at			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Financial assets				
Loan and receivables (including cash and cash equivalents)	63,354	66,442	45,540	34,174
Financial liabilities				
Amortised cost	10,835	12,795	12,840	8,537

(b) Financial risk management objectives and policies

SKC Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. SKC Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on SKC Group's financial performance.

(i) Market risk

SKC Group's activities expose it primarily to the financial risks of changes in foreign exchange rates, interest rates and equity prices. SKC Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risks, including:

- forward foreign exchange contracts are entered into in respect of highly probable foreign currency forecast sales to limit its exposure to exchange rate risk in relation to foreign currency denominated monetary items

Market risk exposures are measured using sensitivity analysis.

There has been no change to SKC Group's exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

Several subsidiaries of SKC Group have foreign currency sales and purchases, which expose SKC Group to foreign currency risk. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Certain trade receivables and trade payables of SKC Group are denominated in foreign currencies. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

The carrying amounts of SKC Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	SKC Group As at			
	31 May 2008 *HK$'000*	29 February 2008 *HK$'000*	28 February 2007 *HK$'000*	28 February 2006 *HK$'000*
ASSETS				
RMB	3,535	5,929	5,643	1,719
LIABILITIES				
RMB	(210)	(298)	(297)	(1)

Sensitivity analysis

SKC Group is mainly exposed to the effects of fluctuation in RMB.

The following table details SKC Group's sensitivity to a 5% increase and decrease in the Hong Kong dollars against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes outstanding foreign currency denominated monetary items and foreign currency forward contracts, and adjusts their translation at the period end for a 5% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within SKC Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in profit and other equity where the Hong Kong dollars strengthen 5% against the relevant currency. For a 5% weakening of the Hong Kong dollars against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

At 31 May 2008, 29 February 2008, 28 February 2007 and 28 February 2006, if the RMB had weakened/strengthened by 5% against HK dollar with all other variables held constant, the effect on the foreign exchange losses/gains as a result of translation of RMB would be as follows:

	SKC Group Impact of RMB As at			
	31 May 2008 *HK$'000*	29 February 2008 *HK$'000*	28 February 2007 *HK$'000*	28 February 2006 *HK$'000*
Profit or loss	166	282	267	86

Note:

This is mainly attributable to the exposure outstanding on receivables and payables denominated in respective currencies at the year end.

Interest rate risk management

SKC Group's cash flow interest rate risk relates primarily to variable-rate borrowings (Note 22). It is SKC Group's policy to keep its borrowings at floating rate of interests so as to minimise the fair value interest rate risk.

SKC Group's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. SKC Group's cash flow interest rate risk is mainly concentrated on the fluctuation of HIBOR arising from SKC Group's Hong Kong dollar denominated borrowings.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For variable-rate borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease in HIBOR is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, SKC Group's profit for the period/year ended 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 would decrease/increase by approximately HK$Nil, HK$279,527, HK$176,250 and HK$20,823 respectively. This is mainly attributable to SKC Group's exposure to interest rates on its variable rate borrowings.

SKC Group's sensitivity to interest rates has decreased during the current period mainly due to the reduction in variable rate borrowings.

(ii) Credit risk

As at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008, SKC Group's maximum exposure to credit risk which will cause a financial loss to SKC Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by SKC Group is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and

In order to minimise the credit risk, the management of SKC Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, SKC Group reviews the recoverable amount of each individual trade debt and debt investments at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of SKC consider that SKC Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, SKC Group does not have any other significant concentration of credit risk. Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

(iii) Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of SKC Group's short, medium and long-term funding and liquidity management requirements. SKC Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

As at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008, SKC Group has available bank borrowing of approximately HK$1,986,000, HK$2,778,000, HK$1,444,000 and HK$1,111,000 respectively.

The following tables detail SKC Group's remaining contractual maturity for its financial liabilities as well as derivative and certain non-derivative financial assets which are included in the maturity analysis provided internally to the key management personnel for the purpose of managing liquidity risk. For non-derivative financial assets, the tables have been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets except where SKC Group anticipates that the cash flow will occur in a different period. For non-derivative financial liabilities, the tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which SKC Group can be required to pay. The tables include both interest and principal cash flows.

	Weighted average effective interest rate	Within 1 year	2 to 5 years	Total undiscounted cash flows	Total carrying amount
	%	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 28 February 2006					
Non-derivative financial assets:					
Cash and cash equivalents		20,612	–	20,612	20,612
Others		13,562	–	13,562	13,562
		34,174	–	34,174	34,174
Non-derivative financial liabilities:					
Trade and other payables		6,551	–	6,551	6,551
Borrowings	4.5	1,986	–	1,986	1,986
		8,537	–	8,537	8,537
		25,637	–	25,637	25,637
As at 28 February 2007					
Non-derivative financial assets:					
Cash and cash equivalents		33,032	–	33,032	33,032
Others		12,508	–	12,508	12,508
		45,540	–	45,540	45,540
Non-derivative financial liabilities:					
Trade and other payables		10,062	–	10,062	10,062
Borrowings	5.5	2,778	–	2,778	2,778
		12,840	–	12,840	12,840
		32,700	–	32,700	32,700

	Weighted average effective interest rate	Within 1 year	2 to 5 years	Total undiscounted cash flows	Total carrying amount
	%	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 29 February 2008					
Non-derivative financial assets:					
Cash and cash equivalents		51,980	–	51,980	51,980
Others		14,462	–	14,462	14,462
		66,442	–	66,442	66,442
Non-derivative financial liabilities:					
Trade and other payables		11,351	–	11,351	11,351
Borrowings	4.7	1,444	–	1,444	1,444
		12,795	–	12,795	12,795
		53,647	–	53,647	53,647
As at 31 May 2008					
Non-derivative financial assets:					
Cash and cash equivalents		52,504	–	52,504	52,504
Others		10,850	–	10,850	10,850
		63,354	–	63,354	63,354
Non-derivative financial liabilities:					
Trade and other payables		9,724	–	9,724	9,724
Borrowings	3.9	1,111	–	1,111	1,111
		10,835	–	10,835	10,835
		52,519	–	52,519	52,519

(c) **Fair value of financial instruments**

The fair value of financial assets and financial liabilities are determined as follows:

(i) the fair value of financial assets and financial liabilities (including derivative instruments) with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices and ask prices respectively; and

(ii) the fair value of other financial assets and financial liabilities (including derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transactions as input. For an option-based derivative, the fair value is estimated using option pricing model (for example, the Black-Scholes option pricing model).

The directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair values.

28. CAPITAL RISK MANAGEMENT

SKC Group manages its capital to ensure that entities in SKC Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. SKC Group's overall strategy remains unchanged from prior year.

The capital structure of SKC Group consists of debt (which includes borrowings), cash and cash equivalents and equity attributable to equity holders of SKC, comprising issued share capital, reserves and accumulated losses.

Gearing ratio

The gearing ratios at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008 were as follows:

	As at			
	31 May 2008 *HK$'000*	**29 February 2008** *HK$'000*	**28 February 2007** *HK$'000*	**28 February 2006** *HK$'000*
Debt *(note (a))*	1,111	1,444	2,778	1,986
Cash and cash equivalents	(52,504)	(51,980)	(33,032)	(20,612)
Net debt	(51,393)	(50,536)	(30,254)	(18,626)
Equity *(note (b))*	80,548	81,883	60,991	49,231
Gearing ratio	N/A	N/A	N/A	N/A

Notes:

(a) Debt comprises interest-bearing bank borrowings as detailed in note 22.

(b) Equity includes all capital and reserves of the Group.

29. PRINCIPAL SUBSIDIARIES

Particulars of SKC's principal subsidiaries are as follows:

Name of subsidiaries	Place of incorporation registration	Percentage of equity interest attributable to SKC Group 31 May 2008	29 February 2008	28 February 2007	28 February 2006	Issued and fully paid share capital *(note (a))*	Principal activities
Direct subsidiaries							
Billion Treasure International Limited	Hong Kong	100	100	100	100	500,000 shares of HK$1 each	Retailing of children apparels
Profit Dynamic Limited	Hong Kong	100	100	100	100	500,000 shares of HK$1 each	Dormant
Yunli (Shanghai) Trading Co. Limited	Shanghai	100	100	100	100	Registered and fully paid capital of HK$4,000,000	Trading of children apparels

Note:

(a) Unless stated otherwise, issued and fully paid share capital or registered capital of each of SKC's principal subsidiaries are the same throughout the Relevant Periods.

None of the subsidiaries had issued any debt securities at the Relevant Periods.

30. PRINCIPAL ASSOCIATE

Particulars of SKC Group's principal associate is as follows:

Name of associate	Place of incorporation registration	Percentage of equity interest attributable to SKC Group 31 May 2008	29 February 2008	28 February 2007	28 February 2006	Issued and fully paid share capital	Principal activities
Easi-Bloom (S) Pte Limited	Singapore	46.67	46.67	46.67	46.67	500,000 shares of SGD 1 each	Trading of children apparels

31. CONTINGENT LIABILITIES

SKC and SKC Group have no material contingent liabilities as at 28 February 2006, 28 February 2007, 29 February 2008 and 31 May 2008.

32. PLEDGE OF ASSETS

	SKC Group			
	31 May 2008	29 February 2008	28 February 2007	28 February 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits in banks	2,027	2,000	2,013	2,014

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

33. EARNINGS PER SHARE

Earnings per share has not been presented as such information is not considered meaningful having regard to the purpose of this report.

B. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for SKC Group in respect of any period subsequent to 31 May 2008. No dividend has been declared by SKC Group in respect of any period subsequent to 31 May 2008.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

The following is the text of a report, prepared for the sole purpose of incorporation in this circular, received from the independent reporting accountants, HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, Hong Kong.

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

The Board of Directors
Wo Kee Hong (Holdings) Limited
10th Floor, Block A
Wo Kee Hong Buildings
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

26 September 2008

Dear Sirs,

We report on the unaudited pro forma financial information of Wo Kee Hong (Holdings) Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), SKC Group Limited ("SKC") and its subsidiary (collectively referred to as "SKC Group") (together with the Group hereinafter referred to as the "Enlarged Group") set out on pages 148 to 154 under the headings of "Pro Forma Financial Information on the Enlarged Group" (the "Unaudited Pro Forma Financial Information") in Appendix III of the Company's circular dated 26 September 2008 (the "Circular") in connection with the proposed acquisition of 80% issued share capital in SKC (the "Acquisition"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Acquisition, which will result in the formation of the Enlarged Group, might have affected the relevant financial information presented, for inclusion in Appendix III of the Circular. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on page 148 of Appendix III to this Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion solely to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements ("HKSIR") 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involved independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Enlarged Group as at 31 December 2007 or any future date, or
- the results and cash flows of the Enlarged Group for the year ended 31 December 2007 or any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

INTRODUCTION TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE ENLARGED GROUP

The following is the unaudited pro forma financial information on the Enlarged Group as if the Acquisition has been completed on 31 December 2007 for the unaudited pro forma consolidated balance sheet and on 1 January 2007 for the unaudited pro forma consolidated income statement and the unaudited pro forma consolidated cash flow statement. The accompanying unaudited pro forma financial information on the Enlarged Group has been prepared to illustrate the effect of the Acquisition at a consideration of HK$96,200,000.

The accompanying unaudited pro forma financial information on the Enlarged Group is based on certain assumption, estimates, uncertainties and other currently available financial information, and is provided for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the actual financial position and financial results of the Enlarged Group's operations that would have been attained had the Acquisition actually occurred on the dates indicated herein. Further, the accompanying unaudited pro forma financial information on the Enlarged Group does not purport to predict the Enlarged Group's future financial position or results of operations.

The unaudited pro forma financial information of the Enlarged Group should be read in conjunctions with the historical financial information on the Group as set out in Appendix I and the Accountants' Report of SKC Group as set out in Appendix II and other financial information included elsewhere in this Circular.

(i) Unaudited Pro Forma Consolidated Balance Sheet of the Enlarged Group

The following is the unaudited pro forma consolidated balance sheet of the Enlarged Group, assuming that the Acquisition has been completed on 31 December 2007. The unaudited pro forma consolidated balance sheet is based on the audited consolidated balance sheet of the Group as at 31 December 2007 as set out in Appendix I to this Circular and the audited consolidated balance sheet of SKC Group as at 29 February 2008 as set out in Appendix II to this Circular, after making pro forma adjustments relating to the Acquisition that are (i) directly attributable to the transactions; and (ii) factually supportable.

As the unaudited pro forma consolidated balance sheet of the Enlarged Group has been prepared for illustrative purpose only and because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group after completion of the Acquisition as at the date to which it is made up to or at any future date.

	The Group as at 31 December 2007 HK$'000	SKC Group as at 29 February 2008 HK$'000	Sub-total HK$'000	Pro forma adjustment (Note 1) HK$'000	The Enlarged Group HK$'000
Non-current assets					
Investment properties	9,600	–	9,600		9,600
Property, plant and equipment	44,541	3,764	48,305		48,305
Prepaid lease payments	1,558	–	1,558		1,558
Goodwill	2,787	–	2,787	30,694[i]	33,481
Interests in associates	–	1,098	1,098		1,098
Available-for-sale financial assets	30,527	360	30,887		30,887
Deferred tax assets	16	–	16		16
	89,029	5,222	94,251		124,945
Current assets					
Inventories	124,993	21,695	146,688		146,688
Properties held for sale, at net realisable value	23,400	–	23,400		23,400
Trade and other receivables	185,075	20,863	205,938		205,938
Amounts due from associates	14,260	–	14,260		14,260
Other financial assets at fair value through profit or loss	17	–	17		17
Cash and cash equivalents	363,949	51,980	415,929	(96,200)[ii]	319,729
	711,694	94,538	806,232		710,032
Current liabilities					
Trade and other payables	243,956	14,449	258,405		258,405
Bills payable	36,758	–	36,758		36,758
Tax payable	162	1,844	2,006		2,006
Amounts due to related companies	1,343	–	1,343		1,343
Amount due to an associate	–	140	140		140
Convertible loan note	30,207	–	30,207		30,207
Obligation under finance leases – due within one year	936	–	936		936
Borrowings – due within one year	70,827	1,444	72,271		72,271
	384,189	17,877	402,066		402,066
Net current assets	327,505	76,661	404,166		307,966
Total assets less current liabilities	416,534	81,883	498,417		432,911

	The Group as at 31 December 2007 *HK$'000*	SKC Group as at 29 February 2008 *HK$'000*	Sub-total *HK$'000*	Pro forma adjustment *(Note 1)* *HK$'000*	The Enlarged Group *HK$'000*
Non-current liabilities					
Obligations under finance leases – due after one year	168	–	168		168
Borrowings – due after one year	13,506	–	13,506		13,506
Deferred tax liabilities	6	–	6		6
	13,680	–	13,680		13,680
Net assets	402,854	81,883	484,737		419,231
Capital and reserves					
Share capital	255,314	10	255,324	(10)[(iv)]	255,314
Reserves	125,064	81,873	206,937	(81,873)[(v)]	125,064
Equity attributable to equity holders of the Company	380,378	81,883	462,261		380,378
Minority interests	22,476	–	22,476	16,377[(vi)]	38,853
Total equity	402,854	81,883	484,737		419,231

(ii) Unaudited Pro Forma Consolidated Income Statement of the Enlarged Group

The following is the unaudited pro forma consolidated income statement of the Enlarged Group, assuming that the Acquisition has been completed on 1 January 2007. The unaudited pro forma consolidated income statement is based on the audited consolidated income statement of the Group for the year ended 31 December 2007 as set out in Appendix I to this Circular and the audited consolidated income statement of SKC Group for the year ended 29 February 2008 as set out in Appendix II to this Circular, after making pro forma adjustments relating to the Acquisition that are (i) directly attributable to the transactions; and (ii) factually supportable.

As the unaudited pro forma consolidated income statement of the Enlarged Group has been prepared for illustrative purpose only and because of its hypothetical nature, it may not give a true picture of the results of the Enlarged Group after completion of the Acquisition for the year ended to which it is made up to or for any future period.

	The Group for the year ended 31 December 2007 *HK$'000*	SKC Group for the year ended 29 February 2008 *HK$'000*	Sub-total *HK$'000*	Pro forma adjustment *(Note 2)* *HK$'000*	The Enlarged Group *HK$'000*
Turnover	1,153,201	159,679	1,312,880		1,312,880
Cost of sales	(938,222)	(70,339)	(1,008,561)		(1,008,561)
Gross profit	214,979	89,340	304,319		304,319
Other operating income	4,479	1,218	5,697		5,697
Distribution costs	(72,125)	(49,564)	(121,689)		(121,689)
Administrative expenses	(145,220)	(15,650)	(160,870)		(160,870)
Fair value gains on investment properties	2,022	–	2,022		2,022
Profit from operations	4,135	25,344	29,479		29,479
Finance cost	(14,355)	(1,350)	(15,705)		(15,705)
Impairment on available-for-sale financial assets	(6,000)	–	(6,000)		(6,000)
Provision for guarantee	(7,500)	–	(7,500)		(7,500)
Gain on disposal of subsidiaries	76,021	–	76,021		76,021
Loss on disposal of an associate	(1,968)	–	(1,968)		(1,968)
Share of results of associates	(1,169)	–	(1,169)		(1,169)
Profit before tax	49,164	23,994	73,158		73,158
Income tax expenses	(6,256)	(2,650)	(8,906)		(8,906)
Profit for the year	42,908	21,344	64,252		64,252
Attributable to:					
Equity holders of the Company	35,677	21,344	57,021	(4,269)	52,752
Minority interest	7,231	–	7,231	4,269	11,500
	42,908	21,344	64,252		64,252
Dividends	–	5,000	5,000		5,000

(iii) Unaudited Pro Forma Consolidated Cash Flow Statement of the Enlarged Group

The following is the unaudited pro forma consolidated cash flow statement of the Enlarged Group, assuming that the Acquisition has been completed on 1 January 2007. The unaudited consolidated cash flow statement is based on the audited consolidated cash flow statement of the Group for the year ended 31 December 2007 as set out in Appendix I to this Circular and the audited consolidated cash flow statement of SKC Group for the year ended 29 February 2008 as set out in Appendix II to this Circular, after making pro forma adjustments relating to the Acquisition that are (i) directly attributable to the transactions; and (ii) factually supportable.

As the unaudited pro forma consolidated cash flow of the Enlarged Group has been prepared for illustrative purpose only and because of its hypothetical nature, it may not give a true picture of the cash flow of the Enlarged Group after completion of the Acquisition for the year ended to which it is made up to or for any future period.

	The Group for the year ended 31 December 2007 HK$'000	SKC Group for the year ended 29 February 2008 HK$'000	Sub-total HK$'000	Pro forma adjustment (Note 3) HK$'000	The Enlarged Group HK$'000
Operating activities					
Profit before tax	49,164	23,994	73,158		73,158
Adjustments for:					
Share of results of associates	1,169	–	1,169		1,169
Interest income	(1,922)	(533)	(2,455)		(2,455)
Interest expenses	14,013	1,350	15,363		15,363
Finance lease charges	20	–	20		20
Depreciation	10,754	1,705	12,459		12,459
Amortisation of prepaid lease payments	5	–	5		5
(Gain)/loss on disposal of property, plant and equipment	(444)	353	(91)		(91)
Fair value gain on other financial assets at fair value through profit or loss	(6)	–	(6)		(6)
Fair value gain on derivative financial instruments	(57)	–	(57)		(57)
Provision for guarantee	7,500	–	7,500		7,500
Fair value gains on investment properties	(2,022)	–	(2,022)		(2,022)
Gain on disposal of subsidiaries	(76,021)	–	(76,021)		(76,021)
Loss on disposal of an associate	1,968	–	1,968		1,968
Impairment loss on goodwill	118	–	118		118
Impairment loss on available-for-sale financial assets	6,000	–	6,000		6,000
Share-based payment expenses	2,153	–	2,153		2,153
Operating cash flows before movements in working capital	12,392	26,869	39,261		39,261
Decrease/(increase) in inventories	26,026	(116)	25,910		25,910
Increase in trade and other receivables	(36,301)	(1,150)	(37,451)		(37,451)
Increase/(decrease) in amounts due from associates	(10,309)	342	(9,967)		(9,967)
Increase in trade and other payables	76,927	131	77,058		77,058
Decrease in bills payables	(9,226)	–	(9,226)		(9,226)
Decrease in amounts due to related companies	(5,571)	–	(5,571)		(5,571)
Cash generated from operations	53,938	26,076	80,014		80,014
Hong Kong Profits Tax paid	(693)	(1,495)	(2,188)		(2,188)
Net cash generated from operating activities	53,245	24,581	77,826		77,826

	The Group for the year ended 31 December 2007 HK$'000	SKC Group for the year ended 29 February 2008 HK$'000	Sub-total HK$'000	Pro forma adjustment (Note 3) HK$'000	The Enlarged Group HK$'000
Investing activities					
Purchase of property, plant and equipment	(32,673)	(3,030)	(35,703)		(35,703)
Proceeds from disposal of property, plant and equipment	1,983	–	1,983		1,983
Proceeds from disposal of an associate	6,791	–	6,791		6,791
Net cash inflow/(outflows) from acquisition of subsidiaries	8	–	8	(96,200)	(96,192)
Net cash inflow from disposal of subsidiaries	352,746	–	352,746		352,746
Interest received	1,922	533	2,455		2,455
Net cash generated from/ (used in) investing activities	330,777	(2,497)	328,280		232,080
Financing activities					
New bank loans	496,629	–	496,629		496,629
Proceeds from exercise of share options	2,587	–	2,587		2,587
Repayment of bank loans	(528,963)	(1,334)	(530,297)		(530,297)
Interest paid	(13,355)	(1,350)	(14,705)		(14,705)
Repayment of obligations under finance leases	(1,404)	–	(1,404)		(1,404)
Finance lease charges paid	(20)	–	(20)		(20)
Dividend paid	–	(1,000)	(1,000)		(1,000)
Net cash used in financing activities	(44,526)	(3,684)	(48,210)		(48,210)
Net increase in cash and cash equivalents	339,496	18,400	357,896		261,696
Cash and cash equivalents at 1 January	22,023	33,032	55,055		55,055
Effect of foreign currency exchange rate changes	1,847	548	2,395		2,395
Cash and cash equivalents at 31 December	363,366	51,980	415,346		319,146
Analysis of the balances of cash and cash equivalents					
Being:					
Cash and cash equivalents	363,949	51,980	415,929	(96,200)	319,729
Bank overdrafts	(583)	–	(583)		(583)
	363,366	51,980	415,346		319,146

Notes to the Unaudited Pro Forma Financial Information on the Enlarged Group

1. Under HKFRS 3 Business Combinations ("HKFRS 3"), the Group will apply the purchase method to account for the acquisition of SKC Group. In applying the purchase method, the identifiable assets, liabilities and contingent liabilities of SKC Group will be recorded on the consolidated balance sheet of the Group at their fair values at the date of completion. Any goodwill or discount arising on the acquisition will be determined as the excess or deficit of the purchase price to be incurred by the Group over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of SKC Group at the date of completion. Negative goodwill resulting from the business combinations should be recognised immediately in the consolidated income statement.

   For the purpose of this pro forma financial information, the values of assets and liabilities of SKC Group as at 31 May 2008 and the Consideration were taken to be the fair values for consolidation purpose.

   The adjustment reflects the following:

   (i) Goodwill of approximately HK$30,694,000 arising from the Acquisition of which is derived from the Consideration of HK$96,200,000 less the 80% net assets of SKC Group of approximately HK$81,883,000 as at 31 May 2008.

   (ii) Cash and cash equivalents of HK$96,200,000 represents the cash consideration paid for the Acquisition by the Group.

   (iii) Pursuant to the Sale and Purchase Agreement, Smart Apex has granted the Put Option to the Vendors exercisable during the period from 1 January 2011 to 31 December 2015 by serving a written notice on Smart Apex requiring Smart Apex to purchase up to 20% of the issued share capital of SKC. As the exercise price of the Put Option is to be calculated by reference to the relevant audited consolidated net profit of SKC at the time of the exercise of the Put Option, the maximum total consideration payable by Smart Apex under the Put Option cannot be determined until the Put Option being exercised. For the purpose of this pro forma financial information, the put option was outside the scope of HKAS 39 and would be accounted for using a cost model and the estimated value of the Put Option was insignificant.

   (iv) Share capital of approximately HK$10,000 represents the elimination of the issued share capital of SKC Group upon consolidation.

   (v) Reserves of approximately HK$81,873,000 represent the elimination of pre-acquisition reserve of SKC Group upon consolidation.

   (vi) Minority interest of approximately HK$16,377,000 represents the increase in minority interest upon acquisition of SKC Group.

2. The pro forma adjustments on profit for the year attributable to equity holders and minority interests of approximately HK$4,269,000 represent the allocation of 20% profit for the year of SKC Group to minority shareholders.

3. The pro forma adjustment included in the unaudited pro forma consolidated cash flow statement of approximately HK$96,200,000 represents the cash consideration paid for the Acquisition by the Group.

A. STATEMENT OF INDEBTEDNESS

Borrowings

As at the close of the business on 31 July 2008, being the Latest Practicable Date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had outstanding borrowings and contingent liabilities amounting to approximately HK$163,848,000 and HK$357,006,000 respectively, details of which are as follows:

	HK$
Bank borrowings:	
– secured *(Note)*	129,288,000
– unsecured	4,352,000
	133,640,000
Obligations under finance leases	208,000
Principal amount of convertible loan note outstanding	30,000,000
	163,848,000

Note:

As at 31 July 2008, the Enlarged Group's bank borrowings of HK$129,288,000 are secured by certain of the Group's land and buildings, Properties held for sales, inventories, investment properties, bank deposits, property, plant and equipment and all assets of a subsidiary.

Contingent liabilities

(a) As at 31 July 2008, the Company had provided corporate guarantees to certain banks for banking and other facilities made available to subsidiaries in amount of approximately HK$327,897,000.

(b) As at 31 July 2008, the Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$14,259,000.

(c) Under a share acquisition agreement signed on 16 May 2008, a subsidiary of the Company agrees to acquire 60% of the issued share capital in Creative Pacific Limited at a consideration of HK$19,500,000. The balance of the consideration of HK$9,750,000 is subject to adjustments as detailed in the circular of the Company dated 6 June 2008 shall be paid in two installments.

(d) Under a share purchase and subscription agreement signed on 30 June 2006, a subsidiary of the Company provide a guarantee amounting to a maximum of RMB11 million (approximately HK$11.8 million) in settlement of certain liabilities of the disposed entity incurred prior to disposal. Approximately HK$8,450,000 were paid under the guarantee and has been recognised in the consolidated financial statements of the Group. At 31 July 2008, the outstanding balance of the guarantee was approximately HK$5,100,000.

(e) The SKC Group did not have any contingent liabilities as at 31 July 2008.

Disclaimer

Save as disclosed above and apart from intra-group liabilities, the Enlarged Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, capital commitments, guarantees or other material contingent liabilities as at the close of business on 31 July 2008.

Subsequent material changes

Save as disclosed above, the Directors have confirmed that there was no significant change in indebtedness and contingent liabilities of the Enlarged Group from 31 July 2008 and up to the Latest Practicable Date.

B. WORKING CAPITAL

As at the Latest Practicable Date, after taking into account of the available credit facilities and the internal resources of the Enlarged Group, the Directors were of the opinion that the Enlarged Group had sufficient working capital for the 12-month period from the date of this circular.

C. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest audited financial statements of the Group were made up.

D. FINANCIAL AND TRADING PROSPECTS OF THE ENLARGED GROUP

Upon Completion, the Enlarged Group will continue the existing principal activities of the Group, namely, the import, marketing, distribution and after sales services of high quality, brand-name products, including cars and car accessories, motor yachts, helicopters, premium apparel and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, in the Asian region. As stated in the annual report of the Company for the year 2007, the Group will continue to shift to the new business focus of lifestyle brand building and distribution networking.

It is expected that the brand-name "Kingkow" will expand the present platform of the brand-name fashion business of the Group to infants and children clothing and accessories. The fashion and accessories business of the Group currently consist of the import, distribution, sub-licensing and retailing of several fashion brands, ranging from high-class fashion to designer casual wear, including Italian "John Richmond", "Richmond 'X'", "Richmond Denim" and "Sweet Years". The points of sales of the SKC Group in China will add to the distribution and retail network of the Group to enable the Enlarged Group to further expand into the fast-growing and high profit margin lifestyle fashion and accessories brands market in the PRC.

E. MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE GROUP

Set out below is the management discussion and analysis of the operating results and business review extracted from the respective annual reports of the Company for each of the years ended 31 December 2005, 2006 and 2007 and the interim report of the Company for the six months ended 30 June 2008.

For the year ended 31 December 2005

Business review and prospect

Cars and car accessories

The business consists mainly of import, distribution and after-sale service of "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau. Sales increased by 20.1% to HK$377.8 million during the year, attributable to strong sales of "Ferrari" and "Marerati" cars in Hong Kong and increase in workshop service income.

Motor yachts

The business consist of distribution of the Italian "Ferretti" motor yachts in the PRC. The Group was appointed as the regional distributor of "Ferretti" motor yachts during the year. Good sales growth potential was expected of this business.

Electrical appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning from three major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), "GREE" and "Bodysonic"; and audio-visual products of the Group's own, "Rogers" and "Bodysonic"; audio-visual products of Japan, "Marantz" and "Sansui", car electronics of Japan, "Alpine" and wholesaling of electrical appliances of Korea, "LG".

Turnover of air-conditioning products for the year was down by 19.9% partly due to the shifting of the "LG" business from exclusive distributorship to wholesaling effective 1 July 2005. "MHI" also ceased the production of its range of commercial watercooled packaged units and caused a decrease in sales.

Sales of audio-visual and other electrical products recorded a growth of 54.3% during the year due to the improved economic conditions in the major markets of the Group including Hong Kong, Singapore and Malaysia.

The Group has a 50% owned joint venture which engaged in the design and manufacture of washing machines under the "Jinling" brand for sale in the PRC and as an original equipment manufacturer for customers in Africa, Latin America, Middle East and South East Asia. Although sales has increased during the year, gross margins were under high pressure due to the increase in costs of raw materials. Share of loss in the joint venture for the year amounted to HK$23.5 million.

Property leasing

Rental income from investment properties in Hong Kong and PRC has increased during the year.

Prospects

There was no plan for material investment or acquisition of capital assets during the year.

Financial review

Turnover

For the year ended 31 December 2005, the Group recorded a turnover of HK$689.8 million, a growth of 11.5% compared to the year ended 31 December 2004. The increase was mainly attributable to a recovery of the business of the Group during the year.

Gross profit

Gross profit margin decreased by 0.8% from 21.2% for the year ended 31 December 2004 to 20.4% for the year ended 31 December 2005, mainly due to the increase in product costs of cars during the year. Gross profit for the year increased by HK$9.3 million to HK$140.4 million.

Distribution costs and administrative expenses

Distribution costs decreased by HK$5.5 million due to the effectiveness of the cost-saving measures introduced.

Administrative expenses increased by HK$14.6 million from HK$80.5 million to HK$95.1 million mainly attributable to the corresponding increase in turnover and expenses to enhance overall operation capability, particularly in the car business.

Profit from operations

Profit from operations for the year was HK$76.3 million. The increase was mainly due to the gain from the settlement of the debt in the amount of HK$135 million due to Mitsubishi Heavy Industries Ltd. for HK$46.8 million during the year.

Other operating income of HK$10.7 million was mainly derived from rental income received from the investment properties of the Group.

Basic earnings per share

Earnings per share attributable to Shareholders (based on profit attributable to Shareholders of approximately HK$35,461,000 and on weighted average number of 221,615,433 ordinary shares in issued during the year) for the year ended 31 December 2005 was HK0.16.

Capital structure

There has been no change in the capital structure of the Company during the year under review.

Significant investments

As at 31 December 2005, the Group did not have any significant investments.

Material acquisitions and disposal

There has been no material acquisition or disposal during the year.

Gearing ratio

The Group's long term gearing ratio based on non-current liabilities (excluding deferred tax) of HK$48.4 million and shareholders' equity of HK$301 million was 16.1%. The current ratio was 1.0, based on current assets of HK$242.4 million and current liabilities of HK$241.6 million.

Liquidity and financial resources

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. During the year, the Company has issued a 7.25% convertible loan note with a principal amount of HK$30,000,000.

Cash and cash equivalents at 31 December 2005 were HK$18.6 million.

The Group had total borrowings of approximately HK$83.1 million as at 31 December 2005.

Charge of assets

The Group had trading facilities of approximately HK$200.1 million as at 31 December 2005, of which HK$107.9 million was utilised. Certain of the Group's properties, inventories, trade receivables and all assets of a subsidiary in an aggregate amount of HK$305.6 million were pledged to secure the facilities.

Capital commitment

As at 31 December 2005, the Group did not have any material contingent liabilities.

Foreign exchange exposure and hedging policy

It is the management practice of the Group to hedge foreign currency transactions with the objective to stablise the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year. As at 31 December 2005, the total outstanding foreign exchange contracts purchased with banks amounted to HK$3.9 million.

Contingent liabilities

As at 31 December 2005, the Group has contingent liabilities of approximately HK$1.3 million in respect of proceedings involving a subsidiary in India and of approximately HK$10,333,000 arising out of an option granted to a connected person.

Dividend

No dividend is recommended for the year ended 31 December 2005.

Human resources

As at 31 December 2005, the total number of employees of the Group was 316, with a 11.7% increase from the year 2004. The increase in headcount was mainly due to the expansion of the car business and the opening of the new 3S centre for motor cars in Hong Kong. Staff costs, including Directors' emoluments for the year was approximately HK$63.3 million. Management is committed to staff motivation, training and improving communication to build a stable, competitive and dynamic workforce.

For the year ended 31 December 2006

Business review and prospect

Cars and car accessories

The business consists mainly of import, distribution and after-sale service of "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau together with the retailing of "Ferrari" and "Maserati" cars in Dalian, the PRC. Sales increased by 45.7% to HK$550.6 million during the year, attributable to strong sales of "Ferrari" new and used cars and increase in workshop service income. Sale of "Maserati" cars also increased with the launched of the Quattroporte Sport and Executive GT sedans, GranSport LE and GranSport Spyder.

The Group was appointed as the exclusive importer of "Alfa Romeo" cars in Hong Kong and Macau in the second half of 2006.

Motor yachts

The business consist of distribution of the Italian "Ferretti" motor yachts in the PRC and the luxurious Taiwanese "Horizon" motor yachts in Hong Kong, Macau and the PRC. Achievements were made in setting up distribution, logistics and promotion of these brands.

Electrical appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from several major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "GREE", "Daewoo", "Sansui" and "Bodysonic"; and audio-visual products of the Group's own, "Rogers" and "Bodysonic"; audio-visual products of Japan and the United States of America, "Marantz", "Denon" and "Sansui" and car electronics of Japan, "Alpine". These product ranges are well placed in the marketplace to suit the needs of different market segments.

Sales for the year 2006 dropped by 27.3% due to the unsatisfactory performance of the audio-visual business. The Group intended to scale back the audio visual business.

Property leasing

A new business department was formed in September 2006 to focus on the leasing of the Group's properties, namely Wo Kee Hong Building in Hong Kong and several smaller properties in China. Total monthly income received from outside tenants during the year increased by over 50% through increase in occupation rate, rental rates and improved building management.

Prospects

There was no plan for material investment or acquisition of capital assets during the year.

Financial review

Turnover

For the year ended 31 December 2006, the Group recorded a turnover of HK$786.6 million, a growth of 12.8% compared to the year ended 31 December 2005. The increase was mainly attributable to the robust growth of the car operations although performance of the audio visual products business was unsatisfactory.

Gross profit

Gross profit margin decreased by 0.7% from 21.2% for the year ended 31 December 2005 to 20.5% for the year ended 31 December 2006, mainly due to the increase in product costs of cars during the year. Gross profit for the year increased by HK$13.5 million to HK$161.6 million.

Distribution costs and administrative expenses

Distribution costs up by 9.3% to HK$55.1 million mainly due to corresponding increase in turnover during the year.

Administrative expenses increased by HK$25.1 million from HK$95.1 million to HK$120.2 million mainly attributable to the corresponding increase in turnover and various non-recurring transactional costs.

Profit from operations

Profit from operations for the year was HK$27.7 million, which was less than the amount of HK$76.3 million recorded for the year ended 31 December 2005. The decrease was because a one-off gain on settlement of a loan in 2005 was recorded in the year 2005 and there were various non-recurring transactional costs incurred in 2006.

Other operating income of HK$16.2 million was mainly attributable to a gain arising from the negative goodwill of HK$8 million in relation to the share exchange with China Premium Lifestyle Enterprise Inc. and the non-recurring gain of HK$5.9 million on disposal of "product distribution rights" associated with the disposal of an associated company in Jiangmen, the PRC.

A property-related net profit of HK$25.2 million was recorded reflecting the upward adjustment arising from revaluation of properties as well as the loss incurred on disposal of investment properties.

Basic earnings per share

Earnings per share attributable to Shareholders (based on profit attributable to Shareholders of approximately HK$7,114,000 and on weighted average number of 221,615,433 ordinary shares in issued during the year) for the year ended 31 December 2006 was HK$0.03.

Capital structure

Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on 15 June 2006, every ten issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company as at that date were consolidated into one share of HK$1.00 each. The share consolidation became effective on 15 June 2006.

Significant investments

As at 31 December 2006, the Group did not have any significant investments.

Material acquisitions and disposal

During the year, the Company disposed of interest in certain subsidiaries. Corich Enterprises Inc., an indirect wholly-owned subsidiary of the Company, disposed of 39% interest in Technorient Limited in consideration for the issue by China Premium Lifestyle Enterprise Inc. of an aggregate of 727,273 preference convertible shares of par value of US$0.001 each in China Premium Lifestyle Enterprise Inc. convertible into 67,057,843 common shares of par value of US$0.001 each in China Premium Lifestyle Enterprise Inc.. The resulting loss of the disposal was approximately HK$15.9 million.

Gearing ratio

The Group's long term gearing ratio based on non-current liabilities (excluding deferred tax) of HK$42 million and shareholders' equity of HK$304 million was 13.8%. The current ratio was 1.1, based on current assets of HK$368.2 million and current liabilities of HK$340.8 million.

Liquidity and financial resources

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings.

Cash and cash equivalents at 31 December 2006 were HK$22 million.

The Group had total borrowings of approximately HK$134 million as at 31 December 2006.

Charge of assets

The Group had trading facilities of approximately HK$288.8 million as at 31 December 2006, of which HK$186.1 million was utilised. Certain of the Group's properties, inventories, trade receivables, bank deposits and all assets of a subsidiary in an aggregate amount of HIK$385.1 million were pledged to secure the facilities.

Capital commitment

As at 31 December 2006, the Group did not have any material contingent liabilities.

Foreign exchange exposure and hedging policy

It is the management practice of the Group to hedge foreign currency transactions with the objective to stablise the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year. As at 31 December 2006, the total outstanding foreign exchange contracts purchased with banks amounted to HK$7 million.

Contingent liabilities

As at 31 December 2006, the Group has contingent liabilities of approximately HK$1.2 million in respect of proceedings involving a subsidiary in India and HK$11 million in respect of a bank guarantee issued to the purchaser of the disposed associate in Jiangmen, the PRC.

Dividend

No dividend is recommended for the year ended 31 December 2006.

Human resources

As at 31 December 2006, the total number of employees of the Group was 365, with a 15.5% increase from the year 2005. The increase in headcount was mainly due to the expansion of the car business and the creation of new business units for distribution of "Alfa Romeo" cars as well as "Horizon" motor yachts. Staff costs, including Directors' emoluments for the year was approximately HK$68.2 million. Management is committed to staff motivation and training to ensure that employees of the Group remain stable and yet competitive in the marketplace.

For the year ended 31 December 2007

Business review and prospects

Cars and car accessories

The business consists mainly of import, sale, distribution and after-sale service of "Ferrari", "Maserati" and "Alfa Romeo" cars and spare parts in Hong Kong and Macau together with the retailing of "Ferrari" and "Maserati" cars in Dalian, the PRC. Sales increased by 60.5% to HK$883.8 million during the year, attributable to strong sales of "Ferrari" and "Maserati" cars and full year sales of "Alfa Romeo" cars. The first "Alfa Romeo" 3S centre in Hong Kong was opened in 2007. The year 2008 will be delegated towards achieving good sales growth.

Motor yachts

The business consist of import, sale and distribution of the Italian "Ferretti" motor yachts in the PRC and the leading Taiwanese "Horizon" motor yachts in Hong Kong, Macau and the PRC. During the year, a "Horizon" showroom was opened in Hong Kong. Representative offices will be set out in various coastal cities in China to promote the two brands. Sales started to pick up in the second half of 2007 and is expected to grow in 2008. The Group is also the licensee and has exclusive right to design, manufacture, sell and distribute the American "Playboy" brand of motor yachts in Hong Kong, Macau, the PRC and Taiwan.

Fashion and accessories

The business consists of the import, distribution, sub-licensing and retailing of several fashion brands including Italian "John Richmond", "Richmond 'X'", "Richmond Denim" and "Sweet Years". One mono brand shop each of "Richmond 'X'" and "Sweet Years" was opened in Hong Kong at the end of 2007 and shops for the two brands will be opened in Hong Kong as well as other major cities in China, like Beijing and Shanghai in 2008 and beyond.

The Group is also licensed to make American "Playboy" branded female intimate and swim wears and several counters were established in major department stores. More are planned to be set out in the coming years.

In January 2008, the Group was appointed as the exclusive distributor of prestigious Italian "Marina Yachting" sports clothings in Hong Kong, Macau and Taiwan for five years up to the spring/summer season of 2013 (extendable for another 5 years subject to mutual agreement).

Electrical appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from four major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "GREE" and "Bodysonic"; and audio-visual products of the Group's own, "Rogers" and "Bodysonic"; audio-visual products of Japan, "Denon" and "Marantz" and car electronics of Japan, "Alpine". Products include high quality residential and commercial air-conditioning equipment, electrical home appliances like refrigerators, freezers, washing machines, wine coolers and car electronics products like CD players, DVD players and monitors.

Sales for the year 2007 dropped by 7.5% as a result of the planned scaling back of the audio-visual business. The Group has re-focused on the British "Rogers" brand on creating high quality audio speakers and amplifiers for the future. An international network of distributors is being appointed by the Group to develop the "Rogers" brand with local expertise in each of these markets.

Property investment

During the year, two wholly-owned subsidiaries engaged in property investment were disposed for a cash consideration of HK$373 million.

Digital Outdoor Television (Hong Kong) Limited

In August 2007, the Group acquired 10% indirect interest in Digital Outdoor Television (Hong Kong) Limited which is engaged in the business of provision of outdoor media advertising and broadcasting network. Its television network spreads over 150 locations, including restaurant chains, record stores and computer arcades, with a daily coverage of over 1,000,000 high spending young adult in Hong Kong. In early 2008, Digital Outdoor Television (Hong Kong) Limited is the first and only outdoor media company to bring TVB's high definitive content from household to outdoor. It is expected that the business will bring an operational break even in the coming year.

Prospects

There was no plan for material investment or acquisition of capital assets during the year.

Financial review

Turnover

For the year ended 31 December 2007, the Group recorded a nine-year high turnover of HK$1,153.2 million, a growth of 46.6% compared to the year ended 31 December 2006. All major business segments recorded a growth in turnover, and the car operation particularly recorded a robust growth for the year.

Gross profit

Gross profit margin decreased by 1.9% from 20.5% for the year ended 31 December 2006 to 18.6% for the year ended 31 December 2007, mainly due to the increase in product costs of cars during the year. Gross profit for the year increased by HK$53.4 million to HK$215 million.

Distribution costs and administrative expenses

Distribution costs up by 30.9% to HK$72.1 million mainly due to corresponding increase in turnover during the year.

Administrative expenses increased by HK$25 million from HK$120.2 million to HK$145.2 million mainly attributable to the corresponding increase in turnover as well as additional staff and related cost incurred in the course of preparing for the new and impending business.

Profit from operations

Profit from operations for the year was HK$4.1 million, which was less than the amount of HK$27.7 million recorded for the year ended 31 December 2006. The decrease was because an amount of fair value gain of HK$25 million on investment properties which was included in the profit for the year ended 31 December 2006 was not included in the profit for the year ended 31 December 2007 as the properties have been disposed of during the year.

Finance cost increase by HK$3 million from HK$11.4 million to HK$14.4 million due to the need of more funding to finance the expanded business and for capital investment in new business during the year.

An impairment of HK$6 million was made in respect of the 10% investment in Digital Outdoor Television (Hong Kong) Limited as the business is still at development stage and has yet to build its revenue base.

A provision in the amount of HK$7.5 million was made for a guarantee in respect of obligations under an agreement relating to the dispose of an associate in June 2006.

The disposal of two wholly-owned subsidiaries during the year resulted in a significant gain of HK$76 million.

Loss of HK$2 million was recorded for the disposal of an associate in Shanghai, the PRC and the share of loss incurred by the same associate during the year is HK$1.2 million.

Basic earnings per share

Earnings per share attributable to Shareholders (based on profit attributable to Shareholders of approximately HK$35,677,000 and on weighted average number of 233,898,682 ordinary shares in issued during the year) for the year ended 31 December 2007 was HK$0.15.

Capital structure

During the year ended 31 December 2007, 2,433,042 share options were exercised and 2,433,042 ordinary shares of HK$1.00 were issued.

On 24 August 2007, 31,266,284 new shares of HK$1.00 were issued and allotted to the vendors, Yang Pei, Executive Talent Limited and Ye Ai Fang as consideration for the acquisition of 10% interest in Corning Investments Limited for a consideration of HK$36 million.

Significant investments

As at 31 December 2007, the Group did not have any significant investments.

Material acquisitions and disposal

During the year, two wholly-owned subsidiaries engaged in property investment were disposed of for a cash consideration of HK$373 million and a one-off gain of HK$76 million was recorded.

Gearing ratio

The Group's long term gearing ratio based on non-current liabilities (excluding deferred tax) of HK$13.7 million and shareholders' equity of HK$380.4 million was 3.6%. The current ratio was 1.9, based on current assets of HK$711.7 million and current liabilities of HK$384.2 million.

Liquidity and financial resources

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings.

Cash and cash equivalents at 31 December 2007 were HK$363.9 million due to the disposal of two wholly-owned subsidiaries at the end of November 2007. Cash generated from operating activities was approximately HK$53.9 million.

The Group had total borrowings of approximately HK$84.3 million as at 31 December 2007.

Charge of assets

The Group had trading facilities of approximately HK$274.2 million as at 31 December 2007, of which HK$150.2 million was utilised. Certain of the Group's properties, inventories, cash deposits and all assets of a subsidiary in an aggregate amount of HK$156.5 million were pledged to secure the facilities.

Capital commitment

As at 31 December 2007, the Group did not have any material contingent liabilities.

Foreign exchange exposure and hedging policy

It is the management practice of the Group to hedge foreign currency transactions with the objective to stablise the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year. As at 31 December 2007, the total outstanding foreign exchange contracts purchased with banks amounted to HK$11.1 million.

Contingent liabilities

As at 31 December 2007, the Group has contingent liabilities of approximately HK$3.5 million in respect of a bank guarantee issued by a subsidiary to the purchaser of the disposed associate in Jianmen, the PRC. Contingent liability of approximately HK$1.2 million in respect of proceedings involving a subsidiary in India was no longer included as the subsidiary concerned has been disposed of during the year.

Dividend

No dividend is recommended for the year ended 31 December 2007.

Human resources

As at 31 December 2007, the total number of employees of the Group was 407, with a 11.5% increase from the year 2006. The increase in headcount was mainly due to the expansion of the car business and the set-up of new business unit for distribution of prestigious branded fashion and accessories businesses. Staff costs, including Directors' emoluments for the year was approximately HK$88.7 million. Management is committed to staff motivation and training to ensure that employees of the Group remain stable and yet competitive and dynamic in the marketplace.

For the six months ended 30 June 2008

Business review and prospect

Cars and car accessories

The business consists mainly of import, sale, distribution and after-sale service of "Ferrari", "Maserati", "Alfa Romeo" and "Fiat" cars and spare parts in Hong Kong and Macau together with the retailing of "Ferrari" and "Maserati" cars in Dalian, the PRC. Turnover increased by 26.5% to HK$428.4 million as a result of the continued growth of the car trading business and the expanded service facilities and increased ownership of brands.

Motor yachts

The business consist of import and distribution of the Italian "Ferretti" motor yachts in the PRC and the leading Taiwanese "Horizon" motor yachts in Hong Kong, Macau and the PRC. One "Ferretti" yacht was sold and ready for delivery during the second half of 2008, with encouraging increase in sales prospectus for the remainder of 2008. The first half of the year also marked the sale of two "Horizon" yachts and a number of orders are being secured already for 2009.

Fashion and accessories

The business consists of the import, distribution, sub-licensing and retailing of several fashion brands including Italian "John Richmond", "Richmond 'X'", "Richmond Denim" and "Sweet Years". Mono brand shops of "John Richmond", "Richmond 'X'" and "Sweet Years" were opened in Hong Kong and Beijing; new shops for these brands will be opened in Hong Kong as well as other major cities in the PRC in 2008 and beyond.

The Group is also licensed to make American "Playboy" branded female intimate and swim wears and, recently, the "Playboy" ladies fashion line. Several counters were established in major department stores and more are planned to be set out in the coming years.

The Group acquired a controlling shareholding of 60% equity interest in Creative Pacific Limited, a company engaged in the business of design, trading and sale of apparel in the PRC, which together with its subsidiaries, owns the reputed fashion brand "V-one" with seven clothing lines with different styles. It also maintains a network of about 130 points of sales in key cities in the PRC.

The Group is also in the process of setting a 50/50 joint venture with the Italian Binda Group to distribute exclusively upmarket and lifestyle watch brands like "Breil Milano", "D&G", "Moschino" and "Ducati" in Hong Kong, Macau and PRC.

Electrical appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "Sansui and "Daewoo"; and audio-visual products of the Group's own, "Rogers" and "Bodysonic"; audio-visual products of Japan, "Denon" and "Marantz" and car electronics of Japan, "Alpine". Products include high quality residential and commercial air-conditioning equipment, electrical home appliances like refrigerators, freezers, washing machines, wine coolers and car electronics products like CD, iPod and DVD players, TV monitors and GPS navigation systems.

Turnover for the first half of 2008 was HK$103.5 million which increased by 4.7% compared with the same period in 2007.

General

The Group has no plan for material investment or capital assets for the six months ended 30 June 2008.

Financial review

Turnover

For the six months ended 30 June 2008, the Group recorded a turnover of HK$540.9 million, a growth of 18.2% compared to the same period in 2007. The increase was mainly attributable to the continue growth of the car business.

Gross profit

Gross profit margin for the first six months of 2008 increased by 0.4% from 18.6% in 2007 to 19.0% in 2008 whilst gross profit increased by HK$17.8 million to HK$103.0 million.

Distribution costs and administrative expenses

Distribution costs were up by 33.2% to HK$41.3 million, mainly due to a general increase in these costs under the current inflationary economy together with the corresponding increase in selling costs due to enlarged turnover. The 9.5% increase in administrative expenses of HK$6.3 million from HK$66.2 million of the same period in 2007 to HK$72.5 million in the first half of 2008 mainly attributable to increased overheads and costs incurred to achieve the corresponding increase in turnover.

Loss from operations

The Group reported a loss from operations of HK$8.1 million for the first half of 2008 compared to a loss from operations of HK$10.0 million for the same period in 2007. This was mainly due to the loss incurred in the Motor Yacht business which was in investment stage and the set-up costs incurred for new lifestyle products which have yet to be recovered from future revenues.

Basic losses per share

Losses per share for losses attributable to the shareholders of the Company for the period is HK$0.0582.

Capital structure

There has been no change in the capital structure of the Company during the period under review.

Significant investments

As at 30 June 2008, the Group did not have any significant investments.

Material acquisitions and disposal

Except for the acquisition of 60% interest in Creative Pacific Limited for a consideration of HK$19.5 million pursuant to a share acquisition agreement dated 16 May 2008, there has been no material acquisition or disposal for the period.

Gearing ratio

The Group's long term gearing ratio based on non-current liabilities (excluding deferred tax) of HK$22.4 million and shareholders' equity of HK$365.1 million was 6.1%. The current ratio was 1.6, based on current assets of HK$777 million and current liabilities of HK$495.3 million.

Liquidity and financial resources

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings.

The Group had total borrowings of approximately HK$92.1 million as at 30 June 2008.

Charge of assets

The Group had trading facilities of approximately HK$310.6 million as at 30 June 2008 of which HK$168.1 million was utilised. Certain of the Group's properties, inventories, cash deposits and all assets of a subsidiary in an aggregate amount of HK$177.2 million were pledged to secure the facilities.

Capital commitment

As at 30 June 2008, the Group did not have any material contingent liabilities.

Foreign exchange exposure and hedging policy

It is the management practice of the Group to hedge foreign currency transactions with the objective to stablise the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year. As at 30 June 2008, the total outstanding foreign exchange contracts purchased with banks amounted to HK$30.4 million.

Contingent liabilities

As at 30 June 2008, the Group has contingent liabilities of HK$5.1 million in respect of guarantee provided by a subsidiary of the Company in settlement of certain liabilities of a disposed entity incurred prior to the disposal pursuant to a share purchase agreement and subscription agreement dated 30 June 2006; and HK$9,750,000, being the balance of the consideration (subject to adjustment) payable under a share acquisition agreement dated 16 May 2008.

Dividend

No dividend is declared for the six months ended 30 June 2008.

Human resources

As at 30 June 2008, the total number of employees of the Group was 426, representing a 9.8% increase in headcount. This is due to the expansion of the car business group, motor yacht businesses and the set-up of retail shops in Hong Kong and the PRC of prestigious branded fashion and accessories. Staff cost including Directors' emoluments for the period was HK$55.5 million. Management is committed to staff motivation and training to ensure that employees of the Group remain stable and yet competitive and dynamic in the marketplace.

F. MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS OF THE SKC GROUP

Financial and business performance

For the year ended 28 February 2006

Turnover for the year was approximately HK$121.4 million and cost of sales was approximately HK$58.2 million. Revenue of the SKC Group was mainly generated from sale of garment products in Hong Kong and the PRC. For the year ended 28 February 2006, approximately 74.4% of the revenue of the SKC Group was generated from operation in the PRC. Distribution costs and administrative expenses for the year were approximately HK$54.6 million. The profit attributable to shareholders of the SKC Group for the year was approximately HK$7 million. Dividend in the aggregate amount of HK$1 million was paid to the holders of the ordinary shares for the year ended 28 February 2006.

As at 28 February 2006, the SKC Group did not have any material investments. The SKC Group did not have any plan for material investment or capital expenses during the year.

For the year ended 28 February 2007

Turnover for the year was approximately HK$129.2 million and cost of sales was approximately HK$55.6 million. Revenue of the SKC Group was mainly generated from sale of garment products in Hong Kong and the PRC. For the year ended 28 February 2007, approximately 48.2% of the revenue of the SKC Group was generated from operation in the PRC, representing a decrease of 26.2% from the year ended 28 February 2006. Revenue contribution from the operation in Hong Kong also increased by approximately 114.2%. The shifted in revenue contribution was mainly due to the increase in sales of the garment products in Hong Kong. Distribution costs and administrative expenses for the year were approximately HK$59.3 million, corresponding with the increase in turnover. The profit attributable to shareholders of the SKC Group for the year was approximately HK$12.8 million. The increase in profit was mainly attributable to the increase in turnover and also other revenue from approximately HK$178,000 to approximately HK$638,000. Other income mainly comprised of interest income and sundry income. No dividend was paid for the year ended 28 February 2007.

As at 28 February 2007, the SKC Group did not have any material investments. The SKC Group did not have any plan for material investment or capital expenses during the year.

For the year ended 29 February 2008

Turnover for the year was approximately HK$159.7 million and cost of sales was approximately HK$70.3 million. Revenue of the SKC Group was mainly generated from sale of garment products in Hong Kong and the PRC, both of which have showed a growth in the year ended 29 February 2008. Sales in the PRC has increased by approximately 29.7% and sales in Hong Kong has increased by approximately 18.1%. Distribution costs and administrative expenses for the year were approximately HK$65.2 million, corresponding with the increase in turnover. The profit attributable to shareholders of the SKC Group for the year was approximately HK$21.3 million. The increase in profit was mainly attributable to the increase in turnover and the record of an exchange gain in the amount of HK$445,000. Dividend in the aggregate amount of HK$5 million was paid to the holders of the ordinary shares for the year ended 29 February 2008.

As at 29 February 2008, the SKC Group did not have any material investments. The SKC Group did not have any plan for material investment or capital expenses during the year.

For the three months ended 31 May 2008

Turnover for the period was approximately HK32.7 million, representing an increase of approximately a 8.3% increase over the same period in 2007. Revenue of the operation in both Hong Kong and the PRC recorded an increase compared to the same period last year. Distribution costs and administrative expenses for the period were approximately HK$15.8 million, corresponding with the increase in turnover. The profit attributable to shareholders of the SKC Group for the period was approximately HK$2.6 million, representing an increase of approximately 225% over the same period in 2007. The increase in profit was mainly attributable to the increase in turnover.

As at 31 May 2008, the SKC Group did not have any material investments. The SKC Group did not have any plan for material investment or capital expenses during the period.

Financial resources and liquidity

For the year ended 28 February 2006

The SKC Group is principally engaged in the retailing and wholesaling of children apparels in Hong Kong and the PRC. Its operation is principally financed by its operating cashflow. As at 28 February 2006, the SKC Group has cash and cash equivalents of approximately HK$20.6 million. During the year ended 28 February 2006, the SKC Group has outstanding borrowings of approximately HK$1.99 million. During the year, the SKC Group obtained new borrowings in the amount of approximately HK$6 million, bearing interest at market rates and the proceeds were used to finance working capital.

As at 28 February 2006, the SKC Group had current assets of approximately HK$57.1 million and net current assets of approximately HK$45.0 million. During the year ended 28 February 2006, the SKC Group generated cash from operating activities of approximately HK$4.0 million. As at 28 February 2006, the SKC Group has non-current assets in the amount of approximately HK$4.2 million, mainly comprise of property, plant and equipment and interest in an associate.

As at 28 February 2006, the SKC Group has outstanding banking secured bank loans in the amount of HK$1.99 million. Deposits in the amount of HK$2.0 million was pledged to banks to secure banking facilities granted to the SKC Group as at 28 February 2006. Save as disclosed, no property, plant and equipment or other assets of the SKC Group was pledged or under charges. The SKC Group has no material contingent liabilities as at 28 February 2006.

As at 28 February 2006, the SKC Group's gearing ratio based on borrowings of HK$1.99 million and shareholders' equity of HK$49.2 million was 4.0%. Current ratio was 4.7 based on current assets of HK$57.1 million and current liabilities of HK$12.1 million as at 28 February 2006.

There was no movement in capital during the year.

For the year ended 28 February 2007

The SKC Group is principally engaged in the retailing and wholesaling of children apparels in Hong Kong and the PRC. Its operation is principally financed by its operating cashflow. As at 28 February 2007, the SKC Group has cash and cash equivalents of approximately HK$33.0 million. During the year ended 28 February 2007, the SKC Group has outstanding borrowings of approximately HK$2.78 million. During the year, the SKC Group obtained new borrowings in the amount of approximately HK$4 million, bearing interest at market rates and the proceeds were used to finance working capital.

As at 28 February 2007, the SKC Group had current assets of approximately HK$74.4 million and net current assets of approximately HK$58.1 million. The increase in current assets was mainly attributable to the increase in inventories and cash and cash balance as a result of the increase in turnover. During the year ended 28 February 2007, the SKC Group generated cash from operating activities of approximately HK$15.1 million. As at 28 February 2007, the SKC Group has non-current assets in the amount of approximately HK$4.3 million, mainly comprise of property, plant and equipment and interest in an associate.

As at 28 February 2007, the SKC Group has outstanding banking secured bank loans in the amount of HK$2.78 million. Deposits in the amount of HK$2.0 million was pledged to banks to secure banking facilities granted to the SKC Group as at 28 February 2007. Save as disclosed, no property, plant and equipment or other assets of the SKC Group was pledged or under charges. The SKC Group has no material contingent liabilities as at 28 February 2007.

As at 28 February 2007, the SKC Group's gearing ratio based on borrowings of HK$2.78 million and shareholders' equity of HK$61.0 million was 4.6%. Current ratio was 4.7 based on current assets of HK$74.4 million and current liabilities of HK$16.2 million as at 28 February 2007.

There was no movement in capital during the year.

For the year ended 29 February 2008

The SKC Group is principally engaged in the retailing and wholesaling of children apparels in Hong Kong and the PRC. Its operation is principally financed by its operating cashflow. As at 29 February 2008, the SKC Group has cash and cash equivalents of approximately HK$52.0 million. During the year ended 29 February 2008, the SKC Group has outstanding borrowings of approximately HK$1.8 million.

As at 29 February 2008, the SKC Group had current assets of approximately HK$94.5 million and net current assets of approximately HK$76.7 million. The increase in current assets was mainly attributable to the increase in trade receivables and cash and cash balance as a result of the increase in turnover. During the year ended 29 February 2008, the SKC Group generated cash from operating activities of approximately HK$24.6 million. As at 29 February 2008, the SKC Group has non-current assets in the amount of approximately HK$5.2 million, mainly comprise of property, plant and equipment and interest in an associate.

As at 29 February 2008, the SKC Group has outstanding banking secured bank loans in the amount of HK$1.44 million. Deposits in the amount of HK$2.0 million was pledged to banks to secure banking facilities granted to the SKC Group as at 29 February 2008. Save as disclosed, no property, plant and equipment or other assets of the SKC Group was pledged or under charges. The SKC Group has no material contingent liabilities as at 29 February 2008.

As at 29 February 2008, the SKC Group's gearing ratio based on borrowings of HK$1.44 million and shareholders' equity of HK$81.9 million was 1.8%. Current ratio was 5.3 based on current assets of HK$94.5 million and current liabilities of HK$17.9 million as at 29 February 2008.

There was no movement in capital during the year.

For the three months ended 31 May 2008

The SKC Group is principally engaged in the retailing and wholesaling of children apparels in Hong Kong and the PRC. Its operation is principally financed by its operating cashflow. As at 31 May 2008, the SKC Group has cash and cash equivalents of approximately HK$52.5 million. During the three months ended 31 May 2008, the SKC Group has outstanding borrowings of approximately HK$1.11 million.

As at 31 May 2008, the SKC Group had current assets of approximately HK$91 million and net current assets of approximately HK$75.5 million. . The increase in current assets was mainly attributable to the increase in inventories, trade receivables and cash and cash balance as a result of the increase in turnover. During the three months ended 31 May 2008, the SKC Group generated cash from operating activities of approximately HK$5.3 million mainly attributable to the decrease in inventories and trade receivables. As at 31 May 2008, the SKC Group has non-current assets in the amount of approximately HK$5.0 million, mainly comprise of property, plant and equipment and interest in an associate.

As at 31 May 2008, the SKC Group has outstanding banking secured bank loans in the amount of HK$1.11 million. Deposits in the amount of HK$2.0 million was pledged to banks to secure banking facilities granted to the SKC Group as at 31 May 2008. Save as disclosed, no property, plant and equipment or other assets of the SKC Group was pledged or under charges. The SKC Group has no material contingent liabilities as at 31 May 2008.

As at 31 May 2008, the SKC Group's gearing ratio based on borrowings of HK$1.11 million and shareholders' equity of HK$80.5 million was 1.4%. Current ratio was 5.9 based on current assets of HK$91.0 million and current liabilities of HK$15.5 million as at 31 May 2008.

There was no movement in capital during the period.

Foreign currency exposures

Certain of the sales of the SKC Group are denominated in foreign currency and some the trade receivables and trade payable of the SKC Group are denominated in foreign currency. The management of SKC Group monitors foreign exchange exposure and will consider hedging significant foreign currency when the need arises.

Number of employees and remuneration policies

As at 31 May 2008, the SKC Group has 213 employees. Total staff costs incurred during the three months ended 31 May 2008 was approximately HK$4.48 million. The SKC Group has 138, 167 and 194 employees as at 28 February 2006, 28 February 2007 and 29 February 2008 respectively. Total staff costs for the year ended 29 February 2008 was approximately HK$19.4 million, representing of 2.6% and 10.9% increase compared to approximately HK$18.9 million and HK$17.5 million for the year ended 28 February 2007 and 2006, respectively. The increase in staff cost is in line with the increase of head counts of the SKC Group. Staff benefits include mandatory provident fund contribution.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Beneficial interests and short positions in Shares as at the Latest Practicable Date:

	Number of Shares		
Director	**Personal interests**	**Corporate interests**	**Total**
Mr. Richard Man Fai LEE	2,779,725	116,560,284 *(Note 1)*	119,340,009
Mr. Jeff Man Bun LEE	566,280	118,295,146 *(Notes 1 & 2)*	118,861,426
Mr. Tik Tung WONG	175,000	–	175,000
Mr. Waison Chit Sing HUI	120,000	–	120,000
Mr. Boon Seng TAN	325,662	–	325,662
Mr. Raymond Cho Min LEE	–	2,304,240 *(Note 3)*	2,304,240
Ms. Kam Har YUE	6,251,659	116,560,284 *(Note 1)*	122,811,943

Notes:

1. The 116,560,284 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower (PTC) Inc. (formerly known as "Cyber Tower Inc.") as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. Out of the 118,295,146 Shares, 1,734,862 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

3. The 2,304, 240 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Director	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Mr. Richard Man Fai LEE	11 June 2007	264,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	120,000 *(Note 1)*	25 September 2007 – 24 September 2013	0.8700
Mr. Jeff Man Bun LEE	11 June 2007	120,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	144,000	25 September 2007 – 24 September 2013	0.8700
Mr. Tik Tung WONG	25 September 2007	3,480,000	25 September 2007 – 24 September 2013	0.8700
Mr. Waison Chit Sing HUI	25 September 2007	840,000	25 September 2007 – 24 September 2013	0.8700
Mr. Boon Seng TAN	25 September 2007	204,000	25 September 2007 – 24 September 2013	0.8700
Mr. Raymond Cho Min LEE	11 June 2007	60,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	204,000	25 September 2007 – 24 September 2013	0.8700
Mr. Ying Kwan CHEUNG	11 June 2007	60,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	204,000	25 September 2007 – 24 September 2013	0.8700
Ms. Kam Har YUE	11 June 2007	96,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	168,000	25 September 2007 – 24 September 2013	0.8700

Notes:

1. The Share options granted to Mr. Richard Man Fai LEE's spouse were included.

2. All interests in the underlying shares of equity derivatives of the Company are long position. None of the Directors held any short positions in the underlying shares of equity derivatives of the Company.

(c) Beneficial interests and short positions in shares in associated corporations as at the Latest Practicable Date:

Directors	Associated corporations in which shares or equity interests are held or interested	Number of shares or amount of equity interests held or interested	Class and/or description of shares
Ms. Kam Har YUE	Rogers Entertainment International Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,900 *(Note 1)*	Non-voting deferred shares
	Wo Kee Services Limited	1 *(Note 2)*	Non-voting deferred shares

Notes:

1. 8,500 shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.
2. The 1 share is held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.
3. All interests in shares in associated corporations are long position. None of the Directors held any short positions in the shares in associated corporations

Save as disclosed above, none of the Directors and chief executives of the Company have any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

(d) Directors' interest in assets and/or arrangement

On 18 January 2008, Wo Kee Hong (B.V.I.) Limited and Mr. Richard Man Fai LEE, a Director and a controlling shareholder of the Company, entered into an agreement for the sale and purchase of the entire issued share capital of Sunny Villa Holdings Limited and assignment of shareholder's loan for an aggregate consideration of HK$4.3 million.

On 18 September 2008, Auto Italia Limited, an approximately 70.50% owned subsidiary of the Company purchased a unit of vintage Ferrari from Mr. Richard Man Fai LEE, a Director and a controlling shareholder of the Company, for a consideration of HK$4.68 million.

Save as disclosed, none of the Directors had any direct or indirect interests in any assets which have been since 31 December 2007 (being the date to which the latest published audited consolidated accounts of the Group was made up) acquired or disposed of by or leased to any members of the Enlarged Group, or were proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Enlarged Group as a whole.

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in five per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Enlarged Group are as follows:

Beneficial interests and short positions in Shares and underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Shareholder	Number of Shares	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	116,560,284 *(Note 1)*	38.33%

Notes:

1. Modern Orbit Limited is wholly owned by Cyber Tower (PTC) Inc. (formerly known as "Cyber Tower Inc.") as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. All of Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE and Ms. Kam Har YUE are directors of the Company.

2. All interests in Shares and underlying shares of equity derivatives of the Company are long position. None of the substantial shareholders hold any short positions in the Shares or underlying shares of equity derivatives the Company.

Save as disclosed, so far as known to the Directors and chief executives of the Company, there are no other persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in five per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Enlarged Group.

DIRECTORS' INTEREST IN SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered or is proposing to enter into a service contract with any member of the Enlarged Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

LITIGATION

As at the Latest Practicable Date, so far as the Directors are aware, no member of the Enlarged Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against any member of the Enlarged Group.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by member of the Enlarged Group within the two years immediately preceding the date of this circular and are or may be material:

(a) a settlement agreement dated 27 September 2006 entered into among Metro Global Limited, Jiangmen Washing Machine Factory and Candy Elettrodomestici S.r.l. setting forth the mechanism for adjustment of the cash consideration under the share purchase and subscription agreement dated 30 June 2006;

(b) an agreement dated 14 November 2006 entered into between Wo Kee Hong (B.V.I.) Limited and Surestatus Group Limited for the sale and purchase of issued share capital of Che Chuen Development Limited for a consideration of HK$1.00;

(c) a share acquisition agreement dated 13 August 2007 entered into between National Cape Development Limited, Yang Pei, Executive Talent Limited, Ye Ai Fang, Lau Chi Yuen, Joseph and Yuen Nim Cho in relation to the acquisition of the 10% issued share capital in Corning Investments Limited for a consideration of HK$36 million;

(d) an agreement dated 13 September 2007 entered into between Wo Kee Hong (B.V.I.) Limited and MGI HK Investments for the sale and purchase of the entire issued share capital of Ever Rising Investments Limited and Wo Kee Hong Estates Limited for a consideration of HK$373,000,000;

(e) an agreement dated 18 January 2008 entered into between Wo Kee Hong (B.V.I.) Limited and Mr. Richard Man Fai LEE for the sale and purchase of the entire issued share capital of Sunny Villa Holdings Limited and the shareholder's loan for a consideration of HK$4.3 million;

(f) an agreement for sale and purchase agreement dated 8 May 2008 entered into between Common Joy Limited and Liking Industrial Limited for the sale and purchase of the property located at Office 3, 5th Floor, Bank of America Tower, No.12 Harcourt Road, Hong Kong for a consideration of HK$26,800,000;

(g) an agreement dated 16 May 2008 entered into between Famous Name Holdings Limited, Victory Globe International Limited, Mr. Chan Chun Wa, Vincent and the Company for the sale and purchase of 60% of the issued share capital of Creative Pacific Limited for a consideration of HK$19,500,000 (subject to adjustments); and

(h) the Sale and Purchase Agreement.

EXPERT AND CONSENT

The following is the qualification of the expert who has given reports which are contained in this circular:

Name	Qualification
HLB Hodgson Impey Cheng	Chartered Accountants Certified Public Accountants

As at the Latest Practicable Date, HLB Hodgson Impey Cheng did not have any direct or indirect shareholding interest in any member of the Enlarged Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Enlarged Group and did not have any interest, direct or indirect, in any assets which had been, since 31 December 2007, acquired or disposed of by or leased to any member of the Enlarged Group, or were proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

HLB Hodgson Impey Cheng has given and has not withdrawn its written consent to the issue of this with the inclusion herein of its reports and references to its name in the form and context in which they are included.

COMPETING INTEREST

As at the Last Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or likely to compete with the business of the Group.

MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and the principal office of the Company in Hong Kong is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The company secretary of the Company is Ms. Phyllis NG, who is an associate member of The Hong Kong Institute of Chartered Secretaries.

(c) The qualified accountant of the Company is Mr. Tik Tung WONG, who is a fellow member of the Association of Chartered Certified Accountants and associate member of Hong Kong Institute of Certified Public Accountants.

(d) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during the normal business hours from the date of this circular up to and including 14 October 2008:

(a) the Memorandum of Association of the Company and Bye-laws;

(b) the accountant's report of the Group, the text of which is set out in Appendix I to this circular;

(c) the accountant's report of the SKC Group, the text of which is set out in Appendix II to this circular;

(d) the report from HLB Hodgson Impey Cheng on the unaudited pro forma financial information of the Enlarged Group, the text of which is set out in Appendix III to this circular;

(e) the annual reports of the Company for the two years ended 31 December 2006 and 2007;

(f) the written consent given by HLB Hodgson Impey Cheng referred to in this Appendix;

(g) the material contracts referred to in this Appendix;

(h) the circular issued by the Company dated 9 May 2008 in relation to the acquisition of a property as referred to in (f) of the paragraph headed "Material Contracts" in this appendix which constituted a discloseable transaction for the Company under Chapter 14 of the Listing Rules; and

(i) the circular issued by the Company dated 6 June 2008 in relation to the acquisition of 60% interest in a company engaging in design, trading and sale of apparel business in the PRC as referred to in (g) of the paragraph headed "Material Contracts" in this appendix which constituted a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

WO KEE HONG (HOLDINGS) LIMITED

和記行（集團）有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

NOTICE IS HEREBY GIVEN that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED (the "**Company**") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, 14 October 2008 at 10:00 a.m. or any adjournment thereof, for the purpose of considering and, if thought fit, passing with or without modification, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the sale and purchase agreement (the "**Sale and Purchase Agreement**") dated 2 September 2008 (a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose) entered into between Smart Apex Holdings Limited ("**Smart Apex**"), a wholly-owned subsidiary of the Company as the purchaser, Ms. Chu Wan Kam Sabrina, Ms. Yeung Sui King and eight other individual/body corporate named therein as vendors (collectively the "**Vendors**"), in respect of the acquisition by Smart Apex of 80% of the issued share capital of SKC Group Limited ("**SKC**") from the Vendors, for a total consideration of HK$96,200,000 subject to adjustment and the transactions contemplated thereunder, including but not limited to the grant of the put option by Smart Apex to the Vendors to purchase up to 20% of the issued share capital of SKC exercisable during the period from 1 January 2011 to 31 December 2015 at a consideration to be determined by reference to a price earnings ratio of 6.5 times of the audited consolidated net profit of SKC for the immediately preceding financial year or the audited consolidated net profit of SKC for the immediately preceding 12 months up to 30 June (as the case may be), be and are hereby approved, confirmed and ratified; and

* *for identification purpose only*

(b) any one director, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in or relating to the Sale and Purchase Agreement and completion thereof as he/she may consider necessary, desirable or expedient."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, 26 September 2008

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

5. 根據本公司公司細則第70條，下列人士可(於宣布舉手投票結果之前或之時或撤銷任何其他以投票方式表決之要求時)要求就任何於股東特別大會上提呈投票之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體有權出席並於大會投票股東之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有可於大會上投票之權利之股份，且當中已繳股款之總額，所佔比例不少於所有獲賦予有關權利股份中全部已繳股款股份十分之一。

(b) 謹此授權本公司任何一名董事或任何兩名董事(倘須加蓋本公司印鑑)代表本公司，依彼認為就買賣協議及其完成屬必須、合適或權宜時簽訂彼視為附帶於、附屬於或與買賣協議所擬定或就完成買賣協議相關事宜之所有該等文件、文據及協議以及作出所有相關行動。」

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零八年九月二十六日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點：
香港
新界葵涌
青山道585-609號
和記行大廈A座10樓

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委任另一名人士為彼之受委代表出席並代其投票。持有兩股或以上股份之股東，可委任多於一名受委代表出席同一場合。受委代表毋須為本公司股東。

2. 如屬任何股份之聯名登記持有人，則任何一名該等持有人均可親身或委派代表於大會就該等股份投票，猶如彼為唯一有權投票者；但如超過一名聯名持有人親身或委派代表出席大會，則只有上述出席並於本公司股東名冊內排名於首位之持有人才可獲有關投票權。

3. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會召開48小時前交回本公司於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷論。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*
(於百慕達註冊成立之有限公司)
(股份編號：720)

茲通告和記行(集團)有限公司(「**本公司**」)謹訂於二零零八年十月十四日(星期二)上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會或其任何續會，以考慮及酌情通過下列決議案(不論是否修訂)為本公司之普通決議案：

普通決議案

「**動議**：

(a) 謹此批准、確認及追認本公司全資附屬公司俊峰控股有限公司(「**俊峰**」)作為買方與朱韻琴女士、楊瑞琼女士及八位其他個人／法人團體作為賣方(統稱「**賣方**」)就由俊峰以總代價港幣96,200,000元(可予調整)向賣方收購韻揚集團有限公司(「**韻揚**」)已發行股本之80%而於二零零八年九月二日訂立之買賣協議(「**買賣協議**」)(其註有「A」字樣之副本已送呈本大會並由大會主席簡簽以資識別)以及據此擬進行之交易(包括但不限於俊峰向賣方授出認沽期權，可於二零一一年一月一日至二零一五年十二月三十一日期間行使，以購買韻揚最多20%已發行股本，應付代價將根據上一財政年度韻揚經審核綜合純利或韻揚截至六月三十日止過去十二個月之經審核綜合純利(視情況而定)按6.5倍之市盈率釐定)；及

* *僅供識別*

(h) 本公司就收購本附錄「重大合約」項下(f)段所述一處物業(該收購根據上市規則第14章構成本公司一項須予披露交易)於二零零八年五月九日刊發之通函；及

(i) 本公司就收購本附錄「重大合約」項下(g)段所述在中國從事服裝設計、貿易及銷售業務之一間公司60%權益(該收購根據上市規則第14章構成本公司一項須予披露交易)於二零零八年六月六日刊發之通函。

其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司在香港之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為香港特許秘書公會會員。

(c) 本公司之合資格會計師為汪滌東先生，彼為特許公認會計師公會之資深會員及香港會計師公會之會員。

(d) 本通函之中英文本如有歧異，概以英文本為準。

備查文件

下列文件可由本通函日期起至二零零八年十月十四日(包括該日)止期間之一般辦公時間內於香港新界葵涌青山道585至609號和記行大廈A座10樓可供查閱：

(a) 本公司組織章程大綱及細則；

(b) 本集團之會計師報告，全文載於本通函附錄一；

(c) 韻揚集團之會計師報告，全文載於本通函附錄二；

(d) 國衛會計師事務所就經擴大集團之未經審核備考財務資料發出之報告，全文載於本通函附錄三；

(e) 截至二零零六年及二零零七年十二月三十一日止兩個年度之本公司年報；

(f) 本附錄所述之國衛會計師事務所之書面同意書；

(g) 本附錄所述之重大合約；

(e) Wo Kee Hong (B.V.I.) Limited與李文輝先生就以代價4,300,000港元買賣裕寧控股有限公司之全部已發行股本及股東貸款而於二零零八年一月十八日訂立之協議；

(f) 普熹有限公司與禮平實業有限公司就以代價26,800,000港元買賣位於香港夏愨道12號美國銀行中心5樓3號辦公室之物業而於二零零八年五月八日訂立之買賣協議；

(g) 磐明控股有限公司、勝宇國際有限公司、陳振華先生與本公司就以代價19,500,000港元(可予調整)買賣香港新概念控股有限公司之60%已發行股本而於二零零八年五月十六日訂立之協議；及

(h) 買賣協議。

專家及同意書

以下是發出載於本通函內之報告之專家之資格：

名稱	資格
國衛會計師事務所	英國特許會計師 香港執業會計師

於最後實際可行日期，國衛會計師事務所並無直接或間接持有經擴大集團內任何成員公司之股權，亦無擁有可認購或提名其他人士認購本集團內任何成員公司之股份之權利(不論在法律上是否可予行使)，且自二零零七年十二月三十一日以來，並無於經擴大集團任何成員公司所購買或出售或租賃，或經擴大集團任何成員公司擬購買或出售或租賃之任何資產中直接或間接擁有任何權益。

國衛會計師事務所已發出同意書，同意按本通函之形式及內容轉載其報告及引述其名稱，且迄今並無撤回其同意書。

構成競爭之權益

於最後實際可行日期，據董事所知，董事及彼等之聯繫人士(定義見上市規則)概無於任何與本集團業務構成或可能構成競爭之業務中擁有權益。

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利，可於任何情況下在經擴大集團任何成員公司股東大會上投票之任何類別股本面值百分五或以上。

董事於服務合約之權益

於最後實際可行日期，董事與經擴大集團成員公司之間概無訂立或擬訂立服務合約（不包括於一年內屆滿或於一年內免付賠償（法定賠償除外）而可終止之合約）。

訴訟

於最後實際可行日期，據董事所知，經擴大集團任何成員公司概無涉及重大訴訟或仲裁，且並無任何重大訴訟或申索待決或對經擴大集團任何成員公司構成威脅。

重大合約

緊接本通函刊發日期前兩年內，經擴大集團成員公司訂立下列屬於或可能屬於重大之合約（並非為日常業務過程中訂立之合約）如下：

(a) 和記電業（環球）有限公司、江門市洗衣機廠與Candy Elettrodomestici S.r.l.，就於二零零六年六月三十日訂立之購股及認購協議下之現金代價調整機制，於二零零六年九月二十七日訂立之結算協議；

(b) Wo Kee Hong (B.V.I.) Limited與Surestatus Group Limited就以代價港幣1.00元買賣Che Chuen Development Limited之已發行股本而於二零零六年十一月十四日訂立之協議；

(c) National Cape Development Limited、楊珮、Executive Talent Limited、葉謙芳、劉智遠與袁念祖就以代價36,000,000港元收購康寧投資有限公司之10%已發行股本而於二零零七年八月十三日訂立之購股協議；

(d) Wo Kee Hong (B.V.I.) Limited與MGI HK Investments就以代價373,000,000港元買賣Ever Rising Investments Limited及Wo Kee Hong Estates Limited之全部已發行股本而於二零零七年九月十三日訂立之協議；

除上文所披露者外，自二零零七年十二月三十一日(即本集團最近期刊發之經審核綜合賬目之結算日)以來，各董事概無於經擴大集團任何成員公司買賣或租賃或建議買賣或租賃之任何資產中擁有任何直接或間接權益。

於最後實際可行日期，各董事於目前仍然生效且與經擴大集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利，可於任何情況下在經擴大集團任何成員公司股東大會上投票之任何類別股本面值百分五或以上之人士如下：

於最後實際可行日期，於股份及本公司股本衍生工具之相關股份中擁有之實益權益及淡倉：

股東	股份數目	截至最後實際可行日期佔已發行股份總數之概約百分比
Modern Orbit Limited	116,560,284 *(附註1)*	38.33%

附註：

1. Cyber Tower (PTC) Inc.(前稱Cyber Tower Inc.)以The WS Lee Unit Trust之信託人身份全資擁有Modern Orbit Limited。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員(包括余金霞女士、李文輝先生及李文彬先生)為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。李文輝先生、李文彬先生及余金霞女士均為本公司董事。

2. 於本公司股份及股本衍生工具之相關股份之所有權益皆為好倉。概無任何主要股東於本公司股份及股本衍生工具之相關股份中持有任何淡倉。

(c) 於最後實際可行日期，於相聯法團之股份中擁有之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
余金霞女士	樂爵士娛樂國際有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	和記電業有限公司	8,900 *(附註1)*	無投票權遞延股
	和記電器服務有限公司	1 *(附註2)*	無投票權遞延股

附註：

1. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。

2. 該1股股份由余金霞女士之配偶李永森先生持有。

3. 於相聯法團之股份之所有權益皆為好倉。概無任何董事於相聯法團之股份中持有任何淡倉。

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

(d) 董事於資產及／或安排之權益

於二零零八年一月十八日，Wo Kee Hong (B.V.I.) Limited與本公司董事及控股股東李文輝先生訂立協議，以買賣裕寧控股有限公司之全部已發行股本及轉讓股東貸款，總代價為港幣4,300,000元。

於二零零八年九月十八日，本公司約擁有70.50%股權之附屬公司快意汽車有限公司自本公司董事及控股股東李文輝先生購買一輛古董法拉利汽車，代價為港幣4,680,000元。

2. 該118,295,146股股份當中，1,734,862股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

3. 該2,304,240股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生所控制。

4. 於股份之所有權益均為好倉。概無任何董事於股份中持有任何淡倉。

(b) 於最後實際可行日期，於本公司股本衍生工具之相關股份中擁有之實益權益及淡倉：

董事	授予購股權日期	優先認股權可認購之股份數目	行使期限	每股之認購價 港元
李文輝先生	二零零七年六月十一日	264,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	120,000 *(附註1)*	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
李文彬先生	二零零七年六月十一日	120,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	144,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
汪穗東先生	二零零七年九月二十五日	3,480,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
許捷成先生	二零零七年九月二十五日	840,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
陳文生先生	二零零七年九月二十五日	204,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
李卓民先生	二零零七年六月十一日	60,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	204,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
張應坤先生	二零零七年六月十一日	60,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	204,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
余金霞女士	二零零七年六月十一日	96,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	168,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700

附註：

1. 包括授予李文輝先生之配偶之優先認股權。

2. 於本公司股本衍生工具之相關股份之所有權益均為好倉。概無任何董事於本公司股本衍生工具之相關股份中持有任何淡倉。

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

董事於本公司股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於最後實際可行日期於股份中擁有之實益權益及淡倉：

		股份數目	
董事	**個人權益**	**公司權益**	**總計**
李文輝先生	2,779,725	116,560,284 *(附註1)*	119,340,009
李文彬先生	566,280	118,295,146 *(附註1及2)*	118,861,426
汪滌東先生	175,000	—	175,000
許捷成先生	120,000	—	120,000
陳文生先生	325,662	—	325,662
李卓民先生	—	2,304,240 *(附註3)*	2,304,240
余金霞女士	6,251,659	116,560,284 *(附註1)*	122,811,943

附註：

1. 該116,560,284股股份由Cyber Tower (PTC) Inc.(前稱Cyber Tower Inc.)全資擁有之Modern Orbit Limited持有。Modern Orbit Limited為The WS Lee Unit Trust之信託人，其99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

於二零零八年五月三十一日，韻揚集團之流動資產及流動資產淨值分別為約港幣91,000,000元及約港幣75,500,000元。流動資產增長乃主要由於存貨增加及營業額增加令貿易應收賬款和現金及現金結餘增加所致。於截至二零零八年五月三十一日止三個月，韻揚集團之經營業務所得現金淨額約為港幣5,300,000元，乃主要由於存貨及貿易應收賬款減少所致。於二零零八年五月三十一日，韻揚集團之非流動資產約為港幣5,000,000元，主要包括物業、廠房及設備及於聯營公司之權益。

於二零零八年五月三十一日，韻揚集團之未償還有抵押銀行貸款為港幣1,110,000元。於二零零八年五月三十一日，為數港幣2,000,000元之存款已抵押予銀行，以為韻揚集團所獲銀行融資提供擔保。除所披露者外，韻揚集團並無抵押或質押任何物業、廠房及設備或其他資產。於二零零八年五月三十一日，韻揚集團並無任何重大或然負債。

於二零零八年五月三十一日，韻揚集團之負債比率(以借貸港幣1,110,000元及股東權益港幣80,500,000元為基準計算所得)為1.4%。於二零零八年五月三十一日，流動比率為5.9，此乃以流動資產港幣91,000,000元及流動負債港幣15,500,000元為基準計算所得。

期內並無任何資金變動。

外幣風險

韻揚集團之若干銷售以外幣計值，且韻揚集團之部份貿易往來應收賬款及貿易往來應付賬款以外幣計值。韻揚集團之管理層監控外幣風險，並會於需要時考慮對沖重大外幣風險。

僱員數目及薪酬政策

於二零零八年五月三十一日，韻揚集團有213名僱員。於截至二零零八年五月三十一日止三個月所產生之總僱員成本約為港幣4,480,000元。於二零零六年二月二十八日，二零零七年二月二十八日及二零零八年二月二十九日，韻揚集團之僱員分別為138名、167名及194名。於截至二零零八年二月二十九日止年度之總僱員成本約為港幣19,400,000元，較截至二零零七年及二零零六年二月二十八日止年度約港幣18,900,000元及港幣17,500,000元分別增加2.6%及10.9%。僱員成本增加乃由於韻揚集團之僱員總人數增加所致。員工福利包括強制性公積金供款。

於二零零七年二月二十八日，韻揚集團之負債比率(以借貸港幣2,780,000元及股東權益港幣61,000,000元為基準計算所得)為4.6%。於二零零七年二月二十八日，流動比率為4.7，此乃以流動資產港幣74,400,000元及流動負債港幣16,200,000元為基準計算所得。

年內並無任何資金變動。

截至二零零八年二月二十九日止年度

韻揚集團主要於香港及中國從事兒童服裝零售及批發。其業務主要由經營業務所得現金流量提供資金。於二零零八年二月二十九日，韻揚集團之現金及現金等值項目約為港幣52,000,000元。於截至二零零八年二月二十九日止年度，韻揚集團之未償還借貸約為港幣1,800,000元。

於二零零八年二月二十九日，韻揚集團之流動資產及流動資產淨值分別為約港幣94,500,000元及約港幣76,700,000元。流動資產增長乃主要由於存貨增加及營業額增加令現金及現金結餘增加所致。於截至二零零八年二月二十九日止年度，韻揚集團之經營業務所得現金淨額約為港幣24,600,000元。於二零零八年二月二十九日，韻揚集團之非流動資產約為港幣5,200,000元，主要包括物業、廠房及設備及於聯營公司之權益。

於二零零八年二月二十九日，韻揚集團之未償還有抵押銀行貸款為港幣1,440,000元。於二零零八年二月二十九日，為數港幣2,000,000元之存款已抵押予銀行，以為韻揚集團所獲銀行融資提供擔保。除所披露者外，韻揚集團並無抵押或質押任何物業、廠房及設備或其他資產。於二零零八年二月二十九日，韻揚集團並無任何重大或然負債。

於二零零八年二月二十九日，韻揚集團之負債比率(以借貸港幣1,440,000元及股東權益港幣81,900,000元為基準計算所得)為1.8%。於二零零八年二月二十九日，流動比率為5.3，此乃以流動資產港幣94,500,000元及流動負債港幣17,900,000元為基準計算所得。

年內並無任何資金變動。

截至二零零八年五月三十一日止三個月

韻揚集團主要於香港及中國從事兒童服裝零售及批發。其業務主要由經營業務所得現金流量提供資金。於二零零八年五月三十一日，韻揚集團之現金及現金等值項目約為港幣52,500,000元。於截至二零零八年五月三十一日止三個月，韻揚集團之未償還借貸約為港幣1,110,000元。

於二零零六年二月二十八日，韻揚集團之流動資產及流動資產淨值分別為約港幣57,100,000元及約港幣45,000,000元。於截至二零零六年二月二十八日止年度，韻揚集團之經營業務所得現金淨額約為港幣4,000,000元。於二零零六年二月二十八日，韻揚集團之非流動資產約為港幣4,200,000元，主要包括物業、廠房及設備及於聯營公司之權益。

於二零零六年二月二十八日，韻揚集團之未償還有抵押銀行貸款為港幣1,990,000元。於二零零六年二月二十八日，為數港幣2,000,000元之存款已抵押予銀行，以為韻揚集團所獲銀行融資提供擔保。除所披露者外，韻揚集團並無抵押或質押任何物業、廠房及設備或其他資產。於二零零六年二月二十八日，韻揚集團並無任何重大或然負債。

於二零零六年二月二十八日，韻揚集團之負債比率(以借貸港幣1,990,000元及股東權益港幣49,200,000元為基準計算所得)為4.0%。於二零零六年二月二十八日，流動比率為4.7，此乃以流動資產港幣57,100,000元及流動負債港幣12,100,000元為基準計算所得。

年內並無任何資金變動。

截至二零零七年二月二十八日止年度

韻揚集團主要於香港及中國從事兒童服裝零售及批發。其業務主要由經營業務所得現金流量提供資金。於二零零七年二月二十八日，韻揚集團之現金及現金等值項目約為港幣33,000,000元。於截至二零零七年二月二十八日止年度，韻揚集團之未償還借貸約為港幣2,780,000元。年內，韻揚集團獲得為數約港幣4,000,000元之新借貸，按市場利率計息。所得款項已用於撥付營運資金。

於二零零七年二月二十八日，韻揚集團之流動資產及流動資產淨值分別為約港幣74,400,000元及約港幣58,100,000元。流動資產增長乃主要由於存貨增加及營業額增加令現金及現金結餘增加所致。於截至二零零七年二月二十八日止年度，韻揚集團之經營業務所得現金淨額約為港幣15,100,000元。於二零零七年二月二十八日，韻揚集團之非流動資產約為港幣4,300,000元，主要包括物業、廠房及設備及於聯營公司之權益。

於二零零七年二月二十八日，韻揚集團之未償還有抵押銀行貸款為港幣2,780,000元。於二零零七年二月二十八日，為數港幣2,000,000元之存款已抵押予銀行，以為韻揚集團所獲銀行融資提供擔保。除所披露者外，韻揚集團並無抵押或質押任何物業、廠房及設備或其他資產。於二零零七年二月二十八日，韻揚集團並無任何重大或然負債。

截至二零零八年二月二十九日止年度

該年度之營業額約為港幣159,700,000元，及銷售成本約為港幣70,300,000元。韻揚集團之收益主要來自於香港及中國銷售服裝產品，兩者之銷售於截至二零零八年二月二十九日止年度均取得增長。中國之銷售增長約29.7%，而香港之銷售則增長約18.1%。由於營業額增加，該年度之分銷成本及行政費用約為港幣65,200,000元。該年度韻揚集團股東應佔溢利約為港幣21,300,000元。溢利增加主要由於營業額增加及錄得匯兑收益港幣445,000元。截至二零零八年二月二十九日止年度，已向普通股持有人派付股息合共港幣5,000,000元。

於二零零八年二月二十九日，韻揚集團並無任何重大投資。年內，韻揚集團並無任何有關重大投資或資本支出之計劃。

截至二零零八年五月三十一日止三個月

該期間之營業額約為港幣32,700,000元，較二零零七年同期增長約8.3%。香港及中國業務之收益均較去年同期錄得增長。由於營業額增加，該期間之分銷成本及行政費用約為港幣15,800,000元。該期間韻揚集團股東應佔溢利約為港幣2,600,000元，較二零零七年同期增長約225%。溢利增加主要由於營業額增加。

於二零零八年五月三十一日，韻揚集團並無任何重大投資。期內，韻揚集團並無任何有關重大投資或資本支出之計劃。

財務資源及流動資金

截至二零零六年二月二十八日止年度

韻揚集團主要於香港及中國從事兒童服裝零售及批發。其業務主要由經營業務所得現金流量提供資金。於二零零六年二月二十八日，韻揚集團之現金及現金等值項目約為港幣20,600,000元。於截至二零零六年二月二十八日止年度，韻揚集團之未償還借貸約為港幣1,990,000元。年內，韻揚集團獲得為數約港6,000,000元之新借貸，按市場利率計息。所得款項已用於撥付營運資金。

F. 韻揚集團業績之管理層討論及分析

財務及業務表現

截至二零零六年二月二十八日止年度

該年度之營業額約為港幣121,400,000元，及銷售成本約為港幣58,200,000元。韻揚集團之收益主要來自於香港及中國銷售服裝產品。截至二零零六年二月二十八日止年度，韻揚集團之收益約74.4%來自中國業務。該年度之分銷成本及行政費用約為港幣54,600,000元。該年度韻揚集團股東應佔溢利約為港幣7,000,000元。截至二零零六年二月二十八日止年度，已向普通股持有人派付股息合共港幣1,000,000元。

於二零零六年二月二十八日，韻揚集團並無任何重大投資。年內，韻揚集團並無任何有關重大投資或資本支出之計劃。

截至二零零七年二月二十八日止年度

該年度之營業額約為港幣129,200,000元，及銷售成本約為港幣55,600,000元。韻揚集團之收益主要來自於香港及中國銷售服裝產品。截至二零零七年二月二十八日止年度，韻揚集團之收益約48.2%來自中國業務，較截至二零零六年二月二十八日止年度減少約26.2%。香港業務之收益貢獻亦增長約114.2%。收益貢獻變動主要由於香港服裝產品之銷售增加所致。由於營業額增加，該年度之分銷成本及行政費用為約港幣59,300,000元。該年度韻揚集團股東應佔溢利約為港幣12,800,000元。溢利增加主要由於營業額及其他收益由約港幣178,000元增至約港幣638,000元所致。其他收入主要包括利息收入及雜項收入。截至二零零七年二月二十八日止年度概無派付任何股息。

於二零零七年二月二十八日，韻揚集團並無任何重大投資。年內，韻揚集團並無任何有關重大投資或資本支出之計劃。

資產抵押

於二零零八年六月三十日，本集團之貿易信貸額約為港幣310,600,000元，當中已動用港幣168,100,000元。本集團若干物業、存貨、現金存款及一間附屬公司之全部資產合共港幣177,200,000元已經抵押，作為取得信貸之抵押品。

資本承擔

於二零零八年六月三十日，本集團概無任何重大資本承擔。

外匯風險及對沖政策

根據本集團之慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。因此，本集團於年內並無遭受重大匯率波動及有關對沖之風險。於二零零八年六月三十日，向銀行購買之未到期外匯合約總額為港幣30,400,000元。

或然負債

於二零零八年六月三十日，本集團之或然負債約港幣5,100,000元，乃因本公司一間附屬公司就根據二零零六年六月三十日之股份購買協議及認購協議於出售前清償所出售實體之若干負債提供擔保而產生，及根據二零零八年五月十六日之股份購買協議應付之代價餘額港幣9,750,000元(可予調整)。

股息

於截至二零零八年六月三十日止六個月，並無宣派股息。

人力資源

於二零零八年六月三十日，本集團之員工總數為426人，總人數增加9.8%。此乃由於汽車業務部及機動遊艇業務擴張，以及在香港及中國為高級品牌時裝及配飾業務開設零售店所致。期內之員工成本(包括董事之酬金)為港幣55,500,000元。管理層為員工提高員工士氣及提供培訓，以確保本集團僱員保持穩定並在市場上具有競爭力及活力。

經營虧損

二零零八年上半年本集團錄得經營虧損港幣8,100,000元，而二零零七年同期錄得經營虧損港幣10,000,000元。主要因素如下：「機動遊艇」業務於投資階段所招致之虧損，以及時尚生活產品招致啟動成本，有關成本將會從未來收入中收回。

每股基本虧損

期內本公司股東應佔每股虧損為港幣0.0582元。

資本架構

於回顧期內本公司之資本架構並無變動。

重大投資

於二零零八年六月三十日，本集團並無任何重大投資。

重大收購及出售

除根據日期為二零零八年五月十六日之股份收購協議按代價港幣19,500,000元收購香港新概念控股有限公司之60%權益外，期內概無重大收購及出售。

負債比率

本集團之長期負債比率為6.1%，乃根據非流動負債(不包括遞延税項)港幣22,400,000元及股東權益港幣365,100,000元計算。流動比率為1.6，乃根據流動資產港幣777,000,000元及流動負債港幣495,300,000元計算。

流動資金及財務資源

本集團之融資途徑，乃綜合其權益股本、經營產生之現金流量及銀行貸款。

於二零零八年六月三十日，本集團之貸款總額約為港幣92,100,000元。

電器

此業務包括對主要品牌(「三菱重工」(日本三菱重工業株式會社)、「北極牌」、「山水」及「大宇」)不同系列之消費產品及商用空調產品及家用電器產品，本集團自身影音產品品牌「樂爵士」及「先力」，日本「天龍」及「馬蘭士」影音產品，及日本「阿爾派」汽車電子產品之市場推廣及分銷。該等產品包括優質家用及商用空調設備、家用電器(如雪櫃、冰箱、洗衣機及酒櫃)及汽車電子產品(如汽車CD、iPod及DVD播放機、電視顯示屏及全球定位導航系統)。

二零零八年上半年之營業額為港幣103,500,000元，較二零零七年同期增加4.7%。

一般資料

本集團並無計劃於截至二零零八年六月三十日止六個月作出重大投資或收購資本資產。

財務回顧

營業額

截至二零零八年六月三十日止六個月，本集團錄得營業額港幣540,900,000元，較二零零七年同期增長18.2%。該增長乃主要由於汽車業務的持續增長所致。

毛利

二零零八年上半年之毛利率由二零零七年之18.6%增長0.4%至二零零八年之19.0%，同時，毛利由港幣17,800,000元至港幣103,000,000元。

分銷費用及行政費用

分銷成本增加33.2%至港幣41,300,000元，主要是由於在現時通賬經濟下整體成本上升，以及因營業額增長導致銷售成本相應增加。行政費用由二零零七年同期之港幣66,200,000元，增加港幣6,300,000元至二零零八年上半年之港幣72,500,000元，增幅為9.5%，主要由於營業額相應增長所產生之開銷及成本上升所致。

截至二零零八年六月三十日止六個月

業務回顧及展望

汽車及汽車配件

此業務主要包括「法拉利」、「瑪莎拉蒂」、「愛快•羅蜜歐」及「Fiat」汽車及配件於香港及澳門之進口、銷售、分銷及售後服務，及於中國大連的「法拉利」與「瑪莎拉蒂」汽車零售業務。營業額增長26.5%至港幣428,400,000元乃由於汽車貿易業務持續增長、擴充服務設施及擴大該等品牌的擁有權所致。

機動遊艇

此業務包括意大利「法拉帝」於中國及佔台灣領導地位的「嘉鴻」機動遊艇於香港、澳門及中國的進口及分銷業務。已售出一艘「法拉帝」機動遊艇，並準備於二零零八年下半年付運，而二零零八年餘下時間之銷售前景亦甚樂觀。本年度上半年已售出兩艘「嘉鴻」遊艇，並已為二零零九年落實多項訂單。

時裝及配飾

此業務包括意大利「John Richmond」、「Richmond 'X'」、「Richmond Denim」及「Sweet Years」等多個時裝品牌的進口、分銷、特許權及零售業務。本集團在香港及北京開設「John Richmond」、「Richmond 'X'」及「Sweet Years」的品牌專門店，並將於二零零八年及以後在香港及中國之其他主要城市為上述品牌開設新店。

本集團亦獲授特許權生產美國「Playboy」品牌的女裝內衣及泳裝，而最近亦獲授特許權生產「Playboy」女士時裝系列。本集團已在多個主要百貨公司設立專櫃，並已計劃於未來數年增設專櫃。

本集團購入佔香港新概念控股有限公司60%權益之控制性股權。該公司在中國從事設計、買賣及銷售服裝，連同其附屬公司擁有著名時裝品牌「V-one」(包括七個不同風格之服裝系列)，並在中國各大主要城市設有約130個銷售點之網絡。

本集團亦正與意大利Binda集團組成各佔50%權益之合營公司，在香港、澳門及中國獨家分銷「Breil Milano」、「D&G」、「Moschino」及「Ducati」等高檔次及時尚手錶品牌。

資產抵押

於二零零七年十二月三十一日，本集團之貿易信貸額約為港幣274,200,000元，當中已動用港幣150,200,000元。本集團若干物業、存貨、現金存款及一間附屬公司之全部資產合共港幣156,500,000元已經抵押，作為取得信貸之抵押品。

資本承擔

於二零零七年十二月三十一日，本集團概無任何重大資本承擔。

外匯風險及對沖政策

根據本集團之慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。因此，本集團於年內並無遭受重大匯率波動及有關對沖之風險。於二零零七年十二月三十一日，向銀行購買之未到期外匯合約總額為港幣11,100,000元。

或然負債

於截至二零零七年十二月三十一日，本集團之或然負債約為港幣3,500,000元，乃因一間附屬公司向中國江門之已售聯營公司之買方提供銀行擔保而產生。本集團不再計入因印度之一間附屬公司牽涉之法律程序而產生之或然負債約港幣1,200,000元，此乃由於所涉附屬公司已於年內出售。

股息

於截至二零零七年十二月三十一日止年度，並無建議宣派股息。

人力資源

於二零零七年十二月三十一日，本集團之員工總數為407人，較二零零六年增長11.5%。人數增長乃主要由於拓展汽車業務及設立新業務單元以分銷國際品牌時裝及配飾業務。本年度員工成本(包括董事酬金)約為港幣88,700,000元。管理層致力加強員工士氣及培訓，構建一個穩定並具市場競爭力的員工團隊。

每股基本盈利

截至二零零七年十二月三十一日止年度之股東應佔每股盈利為港幣0.15元，乃根據股東應佔盈利約港幣35,677,000元及年內已發行普通股之加權平均數233,898,682股計算。

資本架構

截至二零零七年十二月三十一日止年度，2,433,042份購股權已獲行使及2,433,042股每股面值港幣1.00元之普通股已獲發行。

於二零零七年八月二十四日，31,266,284股每股面值港幣1.00元之新股份已發行及配發予賣方楊珮、Executive Talent Limited及葉譪芳，代價為以港幣36,000,000元之代價收購於Corning Investments Limited之10%權益。

重大投資

於二零零七年十二月三十一日，本集團並無任何重大投資。

重大收購及出售

於年內，本集團以現金代價港幣373,000,000元出售從事物業投資之兩間全資附屬公司，並錄得一次性盈利港幣76,000,000元。

負債比率

本集團之長期負債比率為3.6%，乃根據非流動負債(不包括遞延稅項)港幣13,700,000元及股東權益港幣380,400,000元計算。流動比率為1.9，乃根據流動資產港幣711,700,000元及流動負債港幣384,200,000元計算。

流動資金及財務資源

本集團之融資途徑，乃綜合其權益股本、經營產生之現金流量及銀行貸款。

於二零零七年十二月三十一日，現金及現金等值物港幣363,900,000元，此乃由於在二零零七年十一月底出售兩間全資附屬公司。經營活動產生之現金約為港幣53,900,000元。

於二零零七年十二月三十一日，本集團之貸款總額約為港幣84,300,000元。

財務回顧

營業額

截至二零零七年十二月三十一日止年度，本集團營業額創出九年新高，達港幣1,153,200,000元， 較截至二零零六年十二月三十一日止年度增長46.6%。所有主要業務分類均錄得營業額增長，尤其是年內汽車業務錄得強勁增長。

毛利

毛利率由截至二零零六年十二月三十一日止年度的20.5%下跌1.9%至截至二零零七年十二月三十一日止年度之18.6%，主要由於年內汽車產品成本上升所致。年內毛利增加港幣53,400,000元至港幣215,000,000元。

分銷費用及行政費用

分銷費用增加30.9%至港幣72,100,000元，主要是由於年內營業額之相應增長所致。

行政費用由港幣120,200,000元增加港幣25,000,000元至港幣145,200,000元，主要仍然是由於營業額相應增加，加上本集團籌辦新經營及有逼切性的業務過程中增聘額外員工及相關成本所致。

經營盈利

年內經營盈利錄得港幣4,100,000元，較截至二零零六年十二月三十一日止年度錄得的港幣27,700,000元為低。該下跌乃由於因物業已於年內出售故曾計入截至二零零六年十二月三十一日止年度收益的投資物業公平值收益港幣25,000,000元並未計入截至二零零七年十二月三十一日止年度的收益所致。

由於年內有需要動用更多資金以擴充業務，及用於資本投資，因此財務費用由港幣11,400,000元增加港幣3,000,000元至港幣14,400,000元。

本集團已就於數碼戶外電視(香港)有限公司10%權益之投資作出撥備港幣6,000,000元，原因為該業務仍在發展階段及仍有待建立收益基礎。

根據有關於二零零六年六月出售一間聯營公司之協議，本集團就該協議的有關責任的擔保作出港幣7,500,000元的撥備。

年內本集團出售兩間全資附屬公司，取得可觀之收益為港幣76,000,000元。

因出售位於中國上海之聯營公司，本集團錄得虧損港幣2,000,000元及本年度應佔同一間聯營公司之虧損為港幣1,200,000元。

電器

此業務包括對四個主要品牌(「三菱重工」(日本三菱重工業株式會社)、「北極牌」、「GREE」及「先力」)不同系列之消費產品及商用空調產品及家用電器產品，本集團自身影音產品品牌「樂爵士」及「先力」，日本「天龍」及「馬蘭士」影音產品，及日本「阿爾派」汽車電子產品之市場推廣及分銷。該等產品包括優質家用及商用空調設備、家用電器(如雪櫃、冰箱、洗衣機及酒櫃)及汽車電子產品(如汽車CD播放機、DVD播放機及顯示屏)。

由於縮減影音業務之規模，故二零零七年銷售額下跌7.5%。本集團已將英國「樂爵士」品牌重新定位，專注為未來創造優質音響揚聲器及擴音器。本集團正委派國際分銷網絡，在各地市場尋找本地專才開發「樂爵士」品牌。

物業投資

年內，本集團出售兩間從事物業控股之全資擁有附屬公司，現金代價為港幣373,000,000元。

數碼戶外電視(香港)有限公司

於二零零七年八月，本集團收購數碼戶外電視(香港)有限公司之10%間接權益，該公司主要從事提供戶外媒體廣告及廣播網絡之業務。其電視網絡遍及逾150個地點，包括連鎖食肆、唱片店及電腦商場，在香港每天接觸逾1,000,000名香港高消費力的年青人。於二零零八年初，數碼戶外電視(香港)有限公司是首家及唯一將無線電視高清內容由室內帶到戶外的戶外媒體公司。該公司預期將於二零零八年內達至營運收支平衡。

展望

年內，本集團並無有關重大投資或收購股本資產之計劃。

截至二零零七年十二月三十一日止年度

業務回顧及展望

汽車及汽車配件

此業務主要包括「法拉利」、「瑪莎拉蒂」及「愛快•羅蜜歐」汽車及配件於香港及澳門之進口、銷售、分銷及售後服務，及於中國大連的「法拉利」與「瑪莎拉蒂」汽車零售業務。年內，銷售增長60.5%至港幣883,800,000元，乃由於「法拉利」及「瑪莎拉蒂」銷售額大幅增長及「愛快•羅蜜歐」於整年內的銷售額所致。本集團於二零零七年在香港開設首家「愛快•羅蜜歐」3S服務中心。二零零八年將努力達至理想銷售額增長。

機動遊艇

此業務包括意大利「法拉帝」於中國及佔台灣領導地位的「嘉鴻」機動遊艇於香港、澳門及中國的進口、銷售及分銷業務。年內，本集團在香港開設「嘉鴻」陳列室。本集團亦將於中國沿海城市開設代表辦事處，以推廣該兩個品牌之遊艇。銷售額於二零零七年下半年開始上升及預期在二零零八年將有大幅增長。本集團亦獲授特許權，可獨家於香港、澳門、中國及台灣設計、製造、銷售及分銷美國「Playboy」品牌機動遊艇。

時裝及配飾

此業務包括意大利「John Richmond」、「Richmond 'X'」、「Richmond Denim」及「Sweet Years」等多個時裝品牌的進口、分銷、特許權及零售業務。本集團於二零零七年底在香港開設「Richmond 'X'」及「Sweet Years」各自的品牌專門店，並將於二零零八年及以後在香港、北京及上海等中國主要城市為上述兩個品牌開設新店。

本集團亦獲授特許權生產美國「Playboy」品牌的女裝內衣及泳裝，已在多個主要百貨公司設立專櫃，並已計劃於未來數年增設專櫃。

於二零零八年一月，本集團獲委任為著名品牌「Marina Yachting」運動服裝在香港、澳門、中國及台灣的獨家分銷商，為期五年，於二零一三年春／夏季屆滿(倘符合雙方協定的條件，委任期可再續五年)。

於二零零六年十二月三十一日，現金及現金等值物為港幣22,000,000元。

於二零零六年十二月三十一日，本集團之貸款總額為港幣134,000,000元。

資產抵押

於二零零六年十二月三十一日，本集團之貿易信貸額為港幣288,800,000元，當中已動用港幣186,100,000元。本集團若干物業、存貨、貿易應收賬款、銀行存款及一間附屬公司之全部資產合共港幣385,100,000元已被抵押，作為取得信貸之抵押品。

資本承擔

於二零零六年十二月三十一日，本集團概無任何重大資本承擔。

外匯風險及對沖政策

根據本集團之慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。因此，於年內，本集團並無面臨匯率重大波動及相關對沖之風險。於二零零六年十二月三十一日，所購買而未到期履約之外匯合約總額為港幣7,000,000元。

或然負債

於二零零六年十二月三十一日，本集團之或然負債約港幣1,200,000元，乃印度之一間附屬公司所牽涉之法律程序而產生以及一間附屬公司就已出售中國江門聯營公司而授予買方一項銀行擔保之港幣11,000,000元。

股息

本公司並無建議宣派截至二零零六年十二月三十一日止年度之股息。

人力資源

於二零零六年十二月三十一日，本集團之員工總數為365人，較二零零五年增長15.5%。人數增長乃主要由於香港汽車業務擴展及就「愛快•羅蜜歐」汽車及為分銷「嘉鴻」機動遊艇而開設新的業務部所致。本年度員工成本(包括董事酬金)約為港幣68,200,000元。管理層致力提高員工士氣及提供培訓，以確保本公司員工隊伍穩定及在市場上具有競爭力。

物業相關純利為港幣25,200,000元，反映重估物業之價值上調，及出售投資物業產生之虧損。

每股基本盈利

截至二零零六年十二月三十一日止年度之股東應佔每股盈利為港幣0.03元，乃根據股東應佔盈利約港幣7,114,000元及年內已發行普通股之加權平均數221,615,433股計算。

資本架構

依據本公司股東於二零零六年六月十五日舉行之股東特別大會上通過之一項決議案，本公司股本中已發行及未發行股份，每十股面值港幣0.10元之普通股合併為當日本公司股本中一股面值港幣1.00元之普通股。股份合併於二零零六年六月十五日生效。

重大投資

於二零零六年十二月三十一日，本集團並無任何重大投資。

重大收購及出售

年內，本公司出售若干附屬公司之權益。本公司間接全資附屬公司Corich Enterprises Inc.出售於Technorient Limited之39%權益，作為代價，由China Premium Lifestyle Enterprise, Inc.發行合共727,273股每股面值0.001美元之China Premium Lifestyle Enterprise, Inc.優先可換股股份，該等可換股股份可轉換為67,057,843股每股面值0.001美元之China Premium Lifestyle Enterprise, Inc.普通股。出售導致虧損約港幣15,900,000元。

負債比率

本集團之長期負債比率為13.8%，乃根據非流動負債(不包括遞延税項)港幣42,000,000元及股東權益港幣304,000,000元計算。流動比率為1.1，乃根據流動資產港幣368,200,000元及流動負債港幣340,800,000元計算。

流動資金及財務資源

本集團之融資途徑，乃綜合其權益股本、經營產生之現金流量及銀行貸款。

物業租賃

本公司於二零零六年九月成立新的業務部門，專注租賃本集團物業，即香港的和記行大廈及位於中國大陸的若干較小型物業。年內，由於成功提升租用率、租值及改善大廈管理，自外界租戶收取之每月租金收入總額增長逾50%。

展望

年內，本集團並無有關重大投資或收購股本資產之計劃。

財務回顧

營業額

截至二零零六年十二月三十一日止年度，本集團錄得營業額港幣786,600,000元，較截至二零零五年十二月三十一日止年度增長12.8%。儘管影音產品業務表現欠佳，但由於本集團汽車業務之蓬勃發展，使得營業額仍能維持整體升勢。

毛利

毛利率由截至二零零五年十二月三十一日止年度之21.2%下降0.7%至截至二零零六年十二月三十一日止年度之20.5%，乃主要由於年內汽車成本增加所致。年內毛利則增加港幣13,500,000元至港幣161,600,000元。

分銷費用及行政費用

分銷費用增長9.3%至港幣55,100,000元，乃由於年內營業額相應增長。

行政費用由港幣95,100,000元增加港幣25,100,000元至港幣120,200,000元，主要由於營業額相應增長以及各項非經常性交易費用所致。

經營盈利

年內錄得經營盈利港幣27,700,000元，低於截至二零零五年十二月三十一日止年度之港幣76,300,000元。下降乃主要由於二零零五年清償貸款產生一次性收益以及二零零六年之非經常性費用所致。

其他營業收入為港幣16,200,000元，主要由於與China Premium Lifestyle Enterprise Inc.之股份交換產生負商譽港幣8,000,000元之收益以及在出售於中國江門之聯營公司而出售有關之「產品代理權」產生非經常性收益港幣5,900,000元。

人力資源

於二零零五年十二月三十一日，本集團之員工總數為316人，較二零零四年增長11.7%。人數增長乃主要由於香港汽車業務擴展及新汽車3S中心開業。本年度員工成本(包括董事酬金)約為港幣63,300,000元。管理層致力加強員工士氣及培訓，改善溝通，構建一個穩定，有競爭力及充滿動力的員工團隊。

截至二零零六年十二月三十一日止年度

業務回顧及展望

汽車及汽車配件

此業務主要包括「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後服務，及「法拉利」及「瑪莎拉蒂」汽車於中國大連之零售業務。年內，由於「法拉利」新車及二手車銷售額大幅攀升及汽車服務中心服務收入大增，銷售增長45.7%至港幣550,600,000元。隨著Quattroporte Sport 及Executive GT轎房車、GranSport LE及GranSport Spyder跑車的推出，「瑪莎拉蒂」汽車的銷售額亦有所增長。

於二零零六年下半年，本集團獲委任為「愛快•羅蜜歐」汽車於香港及澳門的獨家進口商。

機動游艇

此業務包括意大利「法拉帝」機動游艇於中國及台灣「嘉鴻」豪華機動遊艇於香港、中國及澳門之分銷。該等品牌的分銷、物流及推廣活動亦取得進展。

電器

此業務包括對數個主要品牌(「三菱重工」(日本三菱重工業株式會社)、「北極牌」、「GREE」、「大宇」、「山水」及「先力」)不同系列之消費產品及商用空調產品以及家用電器，本集團自身品牌「樂爵士」及「先力」影音產品，日本及美國「馬蘭士」、「天龍」及「山水」影音產品及日本「阿爾派」汽車電子產品之市場推廣及分銷。該等產品各有不同檔次，種類繁多，可滿足不同市場之需求。

二零零六年銷售額減少27.3%，主要原因是影音產品銷售表現欠佳。本集團決定縮減影音業務規模。

負債比率

本集團之長期負債比率為16.1%，乃根據非流動負債(不包括遞延稅項)港幣48,400,000元及股東權益港幣301,000,000元計算。流動比率為1.0，乃根據流動資產港幣242,400,000元及流動負債港幣241,600,000元計算。

流動資金及財務資源

本集團之融資途徑，乃綜合其權益股本、經營產生之現金流量及銀行貸款。於年內，本公司發行本金為港幣30,000,000元、票面息率為7.25%的可換股貸款票據。

於二零零五年十二月三十一日，現金及現金等值物為港幣18,600,000元。

於二零零五年十二月三十一日，本集團之貸款總額為港幣83,100,000元。

資產抵押

於二零零五年十二月三十一日，本集團之貿易信貸額為港幣200,100,000元，當中已動用港幣107,900,000元。本集團若干物業、存貨、貿易應收賬款及一間附屬公司之全部資產合共港幣305,600,000元已經抵押，作為取得信貸之抵押品。

資本承擔

於二零零五年十二月三十一日，本集團概無任何重大資本承擔。

外匯風險及對沖政策

根據本集團之慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。因此，於年內，本集團並無面臨匯率重大波動及相關對沖之風險。於二零零五年十二月三十一日，所購買而未到期履約之銀行期匯合約總額為港幣3,900,000元。

或然負債

於二零零五年十二月三十一日，本集團之或然負債包括因印度之一間附屬公司所牽涉之法律程序而產生約港幣1,300,000元及因向一名關聯人士授出購股權而產生約港幣10,333,000元。

股息

本公司並無建議宣派截至二零零五年十二月三十一日止年度之股息。

毛利

由於年內汽車生產成本上升，毛利率由截至二零零四年十二月三十一日止年度之21.2%微降0.8%至截至二零零五年十二月三十一日止年度之20.4%，毛利則增長港幣9,300,000元至港幣140,400,000元。

分銷費用及行政費用

由於有效推行各項成本控制措施，分銷費用較去年下降港幣5,500,000元。

行政費用由港幣80,500,000元增加港幣14,600,000元至港幣95,100,000元，乃主要由於營業額之相應增長，及為提升整體營運能力(特別是汽車業務)而增加之費用。

經營盈利

年內錄得經營盈利港幣76,300,000元。經營盈利增長乃主要由於年內以港幣46,800,000元清還應付三菱重工業株式會社港幣135,000,000元債務而錄得之收益。

其他營業收入為港幣10,700,000元主要乃本集團投資物業產生之租金收入。

每股基本盈利

截至二零零五年十二月三十一日止年度之股東應佔每股盈利為港幣0.16元，乃根據股東應佔溢利約港幣35,461,000元及年內已發行普通股之加權平均數221,615,433股計算。

資本架構

於回顧年度，本集團資本架構概無變動。

重大投資

於二零零五年十二月三十一日，本集團並無任何重大投資。

重大收購及出售

於年內，本集團並無任何重大收購或出售。

電器

此業務包括對「三菱重工」(日本三菱重工業株式會社)、「GREE」及「先力」三個主要品牌不同系列之家用及商用空調產品以及本集團自身品牌「樂爵士」及「先力」影音產品，日本「馬蘭士」及「山水」影音產品，日本「阿爾派」汽車電子產品及批發韓國「LG」電器產品之市場推廣及分銷。

年內，空調產品營業額較去年下滑19.9%，部分原因乃自二零零五年七月一日起，「LG」業務由獨家代理轉為批發業務。此外，「三菱重工」停止生產其商用水冷式櫃機系列，導致營業額下降。

年內，影音及其他電子產品銷售額錄得54.3%之增長，乃主要由於香港、新加坡及馬來西亞等本集團主要市場經濟狀況得到改善。

本集團擁有50%權益之一間公司從事設計及生產以「金羚」品牌之洗衣機在中國銷售，亦作為非洲、拉丁美洲、中東及東南亞客戶之原設備生產商。儘管年內銷售額增加，但由於原料成本上升，導致毛利率倍添受壓。應佔該合營公司之虧損達港幣23,500,000元。

物業租賃

年內，香港及中國之投資物業之租金收入均有增長。

展望

年內，本集團並無有關重大投資或收購股本資產之計劃。

財務回顧

營業額

本集團截至二零零五年十二月三十一日止年度營業額較去年錄得11.5%之增幅，達港幣689,800,000元。此項增長乃主要由於本集團總體業務已於年內復甦。

D. 經擴大集團之財務及業務前景

於完成後，經擴大集團將繼續本集團之現有主要業務，即於亞太區從事優質品牌產品(包括汽車及汽車配件、機動遊艇、直升機、高檔時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品)之入口、市場推廣、分銷及售後服務。誠如本公司二零零七年年報所述，本集團之業務焦點將繼續轉移至時尚生活業務之品牌建設及分銷網絡。

預期「小笑牛」(Kingkow)品牌將會令本集團之現有品牌時裝業務平台擴展至嬰幼兒服裝及配飾。本集團之時裝及配飾業務現時包括多個時裝品牌之進口、分銷、特許權及零售業務，囊括意大利「John Richmond」、「Richmond 'X'」、「Richmond Denim」及「Sweet Years」等高級時裝及名牌便服。韻揚集團於中國之銷售點加上本集團之分銷及零售網絡，將使經擴大集團進一步進軍中國發展迅速之高利潤時尚生活時裝及配飾品牌市場。

E. 本集團業績之管理層討論及分析

下文載列有關經營業績及業務回顧之管理層討論及分析，乃摘錄自截至二零零五年、二零零六年及二零零七年十二月三十一日止各年度之年報及本公司截至二零零八年六月三十日止六個月之中期報告。

截至二零零五年十二月三十一日止年度

業務回顧及展望

汽車及汽車配件

此業務主要包括意大利「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後服務。年內，該業務銷售額上升20.1%，達港幣377,800,000元，乃由於「法拉利」及「瑪莎拉蒂」於香港市場強勁增長，汽車服務中心服務收入亦增長顯著。

機動游艇

此業務包括意大利「法拉帝」機動游艇於中國之分銷。本集團於年內獲委任為「法拉帝」機動游艇之地區分銷商。該業務預期將會有良好銷售潛力。

(d) 根據於二零零六年六月三十日簽訂之一項股份購買及認購協議，本公司之一間附屬公司提供最多達人民幣11,000,000元（約港幣11,800,000元）之擔保以償付所出售公司於出售前發生之若干負債。已根據擔保支付約港幣8,450,000元及已於本集團綜合資產負債表內確認。於二零零八年七月三十一日，該項擔保之未償還餘額約為港幣5,100,000元。

(e) 於二零零八年七月三十一日，韻揚集團並無任何重大負債。

免責聲明

除上文所披露者及本集團之公司間負債外，於二零零八年七月三十一日營業時間結束時，經擴大集團並無任何未償還之已發行或同意發行之借貸資本、銀行透支及承兑債務或其他類似債項、債券、按揭、抵押或貸款或承兑信貸或租購承擔、資本承擔、擔保或其他重大或然負債。

期後重大變動

除上文所披露者外，董事已確認，經擴大集團自二零零八年七月三十一日起至最後實際可行日期為止之債項及或然負債並無出現重大變動。

B. 營運資金

於最後可行日期，於計及經擴大集團之可用信貸額及內部資源後，董事認為經擴大集團具備充裕營運資金滿足自本通函刊發日期起計12個月期間所需。

C. 重大不利變動

於最後實際可行日期，董事並無知悉自二零零七年十二月三十一日（即本集團最近期經審核財務報表編製之日）起，本集團財務或營運狀況有任何重大不利變動。

A. 債務聲明

借貸

於二零零八年七月三十一日(即本通函付印前，就本債務聲明而言之最後實際可行日期)營業時間結束時，經擴大集團擁有分別為數約港幣163,848,000元及港幣357,006,000元之未償還借貸及或然負債，其詳情如下：

	港幣元
銀行貸款：	
－有抵押 *(附註)*	129,288,000
－無抵押	4,352,000
	133,640,000
融資租賃債務	208,000
未償還可換股貸款票據之本金額	30,000,000
	163,848,000

附註：

於二零零八年七月三十一日，經擴大集團之銀行貸款港幣129,288,000元乃由本集團之若干土地及樓宇、持作出售物業、存貨、投資物業、銀行存款、物業、廠房及設備及一家附屬公司之所有資產作為抵押。

或然負債

(a) 於二零零八年七月三十一日，本公司為附屬公司獲取銀行及其他信貸向若干銀行作出公司擔保，為數約港幣327,897,000元。

(b) 於二零零八年七月三十一日，本公司為附屬公司發出其他擔保，為數約港幣14,259,000元。

(c) 根據於二零零八年五月十六日簽訂之股份收購協議，本公司之一間附屬公司同意按代價港幣19,500,000元收購香港新概念控股有限公司已發行股本之60%。代價之餘額港幣9,750,000元可作出調整(詳情見本公司日期為二零零八年六月六日之通函)，並須分兩期支付。

經擴大集團之未經審核備考財務資料附註

1. 根據香港財務報告準則第3號業務合併(「香港財務報告準則第3號」)，本集團將就收購韻揚集團應用收購法入賬。應用收購法時，韻揚集團之可識別資產、負債及或然負債將按於完成日期之公平值計入本集團之綜合資產負債表內。因收購產生之任何商譽或折讓乃按本集團將產生之購買價超出或低於本集團於完成日期於韻揚集團可識別資產、負債及或然負債之公平淨值所佔權益之部份釐定。因業務合併產生之負商譽應即時在綜合損益表確認。

   就本備考財務資料而言，韻揚集團資產及負債於二零零八年五月三十一日之價值及代價將被視作綜合賬目之公平值。

   調整反映以下各項：

   (i) 收購事項產生商譽約30,694,000港元，此乃源自代價96,200,000港元減韻揚集團於二零零八年五月三十一日資產淨值之80%約81,883,000港元。

   (ii) 現金及現金等值項目96,200,000港元指本集團就收購事項所支付之現金代價。

   (iii) 根據買賣協議，俊峰已向賣方授出認沽期權，可於二零一一年一月一日至二零一五年十二月三十一日期間，以向俊峰發出書面通知，要求俊峰最多購買韻揚已發行股本之20%。由於認沽期權之行使價將參考賣方於行使認沽期權時韻揚之有關經審核綜合純利而計算，故俊峰根據認沽期權應付之最高代價總額於行使認沽期權時方能釐定。就本備考財務資料而言，認沽期權不屬於香港會計準則第39號之範疇，將使用成本模型入賬，而認沽期權之估計價值並不重大。

   (iv) 股本約10,000港元指於綜合計算時抵銷韻揚集團之已發行股本。

   (v) 儲備約81,873,000港元指於綜合計算時抵銷韻揚集團之收購前儲備。

   (vi) 少數股東權益16,377,000港元指於收購韻揚集團後少數股東權益之增加。

2. 權益持有人及少數股東應佔本年度盈利之備考調整約4,269,000港元指向少數股東分派本年度韻揚集團之20%盈利。

3. 計入未經審核備考綜合現金流量表之備考調整約96,200,000港元指本集團就收購事項所付之現金代價。

此致

香港新界

葵涌青山道585-609號
和記行大廈A座10樓
和記行(集團)有限公司

董事會　台照

國衛會計師事務所
英國特許會計師
香港執業會計師
謹啟

二零零八年九月二十六日

	本集團截至二零零七年十二月三十一日止年度	韻揚集團截至二零零八年二月二十九日止年度	小計	備考調整 (附註3)	經擴大集團
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
投資業務					
購買物業、廠房及設備	(32,673)	(3,030)	(35,703)		(35,703)
出售物業、廠房及設備所得款項	1,983	–	1,983		1,983
出售一間聯營公司所得款項	6,791	–	6,791		6,791
收購附屬公司現金流入／(流出)淨額	8	–	8	(96,200)	(96,192)
出售附屬公司現金流入淨額	352,746	–	352,746		352,746
已收利息	1,922	533	2,455		2,455
投資業務所得／(所用)現金淨額	330,777	(2,497)	328,280		232,080
融資業務					
新造銀行貸款	496,629	–	496,629		496,629
行使優先認股權所得款項	2,587	–	2,587		2,587
償還銀行貸款	(528,963)	(1,334)	(530,297)		(530,297)
已付利息	(13,355)	(1,350)	(14,705)		(14,705)
償還融資租賃債務	(1,404)	–	(1,404)		(1,404)
已付融資租賃費用	(20)	–	(20)		(20)
已付股息	–	(1,000)	(1,000)		(1,000)
融資業務所用現金淨額	(44,526)	(3,684)	(48,210)		(48,210)
現金及現金等值項目增加淨額	339,496	18,400	357,896		261,696
於一月一日之現金及現金等值項目	22,023	33,032	55,055		55,055
外幣匯率變動之影響	1,847	548	2,395		2,395
於十二月三十一日之現金及現金等值項目	363,366	51,980	415,346		319,146
現金及現金等值項目結餘分析					
即：					
現金及現金等值項目	363,949	51,980	415,929	(96,200)	319,729
銀行透支	(583)	–	(583)		(583)
	363,366	51,980	415,346		319,146

	本集團截至二零零七年十二月三十一日止年度 港幣千元	韻揚集團截至二零零八年二月二十九日止年度 港幣千元	小計 港幣千元	備考調整 (附註3) 港幣千元	經擴大集團 港幣千元
經營業務					
除稅前溢利	49,164	23,994	73,158		73,158
經作出以下調整：					
應佔聯營公司業績	1,169	–	1,169		1,169
利息收入	(1,922)	(533)	(2,455)		(2,455)
利息支出	14,013	1,350	15,363		15,363
融資租賃費用	20	–	20		20
折舊	10,754	1,705	12,459		12,459
預付租賃款項攤銷	5	–	5		5
出售物業、廠房及設備之(收益)／虧損	(444)	353	(91)		(91)
其他以公平值計入損益的金融資產公平值收益	(6)	–	(6)		(6)
衍生金融工具公平值收益	(57)	–	(57)		(57)
擔保撥備	7,500	–	7,500		7,500
投資物業公平值收益	(2,022)	–	(2,022)		(2,022)
出售附屬公司之收益	(76,021)	–	(76,021)		(76,021)
出售一間聯營公司之虧損	1,968	–	1,968		1,968
商譽減值虧損	118	–	118		118
可供出售金融資產減值虧損	6,000	–	6,000		6,000
股份付款支出	2,153	–	2,153		2,153
營運資金變動前之經營現金流量	12,392	26,869	39,261		39,261
存貨減少／(增加)	26,026	(116)	25,910		25,910
貿易往來及其他應收賬款增加	(36,301)	(1,150)	(37,451)		(37,451)
應收聯營公司款項增加／(減少)	(10,309)	342	(9,967)		(9,967)
貿易往來及其他應付賬款增加	76,927	131	77,058		77,058
應付票據減少	(9,226)	–	(9,226)		(9,226)
應付關連公司款項減少	(5,571)	–	(5,571)		(5,571)
經營所得現金	53,938	26,076	80,014		80,014
已付香港利得稅	(693)	(1,495)	(2,188)		(2,188)
經營業務所得現金淨額	53,245	24,581	77,826		77,826

	本集團截至二零零七年十二月三十一日止年度 港幣千元	韻揚集團截至二零零八年二月二十九日止年度 港幣千元	小計 港幣千元	備考調整 *(附註2)* 港幣千元	經擴大集團 港幣千元
營業額	1,153,201	159,679	1,312,880		1,312,880
銷售成本	(938,222)	(70,339)	(1,008,561)		(1,008,561)
毛利	214,979	89,340	304,319		304,319
其他營業收入	4,479	1,218	5,697		5,697
分銷成本	(72,125)	(49,564)	(121,689)		(121,689)
行政費用	(145,220)	(15,650)	(160,870)		(160,870)
投資物業公平值收益	2,022	–	2,022		2,022
經營盈利	4,135	25,344	29,479		29,479
財務費用	(14,355)	(1,350)	(15,705)		(15,705)
可供出售金融資產之減值	(6,000)	–	(6,000)		(6,000)
擔保撥備	(7,500)	–	(7,500)		(7,500)
出售附屬公司之收益	76,021	–	76,021		76,021
出售一間聯營公司之虧損	(1,968)	–	(1,968)		(1,968)
應佔聯營公司業績	(1,169)	–	(1,169)		(1,169)
除稅前盈利	49,164	23,994	73,158		73,158
所得稅開支	(6,256)	(2,650)	(8,906)		(8,906)
本年度盈利	42,908	21,344	64,252		64,252
應佔：					
本公司權益持有人	35,677	21,344	57,021	(4,269)	52,752
少數股東權益	7,231	–	7,231	4,269	11,500
	42,908	21,344	64,252		64,252
股息	–	5,000	5,000		5,000

(iii) 經擴大集團之未經審核備考綜合現金流量表

以下為假設收購事項已於二零零七年一月一日完成之經擴大集團未經審核備考綜合現金流量表。未經審核備考綜合現金流量表乃根據本通函附錄一所載截至二零零七年十二月三十一日本集團之經審核綜合現金流量表及本通函附錄二所載截至二零零八年二月二十九日韻揚集團之經審核綜合現金流量表而編製，並就收購事項作出(i)與交易直接相關；及(ii)有事實依據之備考調整。

由於經擴大集團之未經審核備考綜合現金流量表僅供說明用途而編製，且由於其假設性質使然，其未必能真實反映於收購事項完成後經擴大集團於編製日期或任何未來日期之財務狀況。

	本集團 於二零零七年 十二月三十一日 *港幣千元*	韻揚集團 於二零零八年 二月二十九日 *港幣千元*	小計 *港幣千元*	備考調整 *(附註1)* *港幣千元*	經擴大集團 *港幣千元*
非流動負債					
一年後到期之融資租賃債務	168	–	168		168
一年後到期之貸款	13,506	–	13,506		13,506
遞延税項負債	6	–	6		6
	13,680	–	13,680		13,680
資產淨值	402,854	81,883	484,737		419,231
資本及儲備					
股本	255,314	10	255,324	(10)[(iv)]	255,314
儲備	125,064	81,873	206,937	(81,873)[(v)]	125,064
本公司權益持有人應佔權益	380,378	81,883	462,261		380,378
少數股東權益	22,476	–	22,476	16,377[(vi)]	38,853
總權益	402,854	81,883	484,737		419,231

(ii)　經擴大集團之未經審核備考綜合損益表

以下為假設收購事項已於二零零七年一月一日完成之經擴大集團未經審核備考綜合損益表。未經審核備考綜合損益表乃根據本通函附錄一所載截至二零零七年十二月三十一日本集團之經審核綜合損益表及本通函附錄二所載截至二零零八年二月二十九日韻揚集團之經審核綜合損益表而編製，並就收購事項作出(i)與交易直接相關；及(ii)有事實依據之備考調整。

由於經擴大集團之未經審核備考綜合損益表僅供說明用途而編製，且由於其假設性質使然，其未必能真實反映於收購事項完成後經擴大集團於編製日期或任何未來日期之財務狀況。

	本集團於二零零七年十二月三十一日 港幣千元	韻揚集團於二零零八年二月二十九日 港幣千元	小計 港幣千元	備考調整（附註1） 港幣千元	經擴大集團 港幣千元
非流動資產					
投資物業	9,600	–	9,600		9,600
物業、廠房及設備	44,541	3,764	48,305		48,305
預付租賃款項	1,558	–	1,558		1,558
商譽	2,787	–	2,787	30,694(i)	33,481
於聯營公司之權益	–	1,098	1,098		1,098
可供出售金融資產	30,527	360	30,887		30,887
遞延税項資產	16	–	16		16
	89,029	5,222	94,251		124,945
流動資產					
存貨	124,993	21,695	146,688		146,688
持作出售物業之可變現淨值	23,400	–	23,400		23,400
貿易往來及其他應收賬款	185,075	20,863	205,938		205,938
應收聯營公司款項	14,260	–	14,260		14,260
其他以公平值計入損益的金融資產	17	–	17		17
現金及現金等值項目	363,949	51,980	415,929	(96,200)(ii)	319,729
	711,694	94,538	806,232		710,032
流動負債					
貿易往來及其他應付賬款	243,956	14,449	258,405		258,405
應付票據	36,758	–	36,758		36,758
應繳税項	162	1,844	2,006		2,006
應付關連公司款項	1,343	–	1,343		1,343
應付聯營公司款項	–	140	140		140
可換股貸款票據	30,207	–	30,207		30,207
一年內到期之融資租賃債務	936	–	936		936
一年內到期之貸款	70,827	1,444	72,271		72,271
	384,189	17,877	402,066		402,066
流動資產淨值	327,505	76,661	404,166		307,966
資產總值減流動負債	416,534	81,883	498,417		432,911

經擴大集團之未經審核備考財務資料緒言

以下為經擴大集團之未經審核備考財務資料，猶如收購事項已於二零零七年十二月三十一日(就未經審核備考綜合資產負債表而言)及於二零零七年一月一日(就未經審核備考綜合損益表及未經審核備考綜合現金流量表而言)完成。隨附經擴大集團之未經審核備考財務資料經已編製，以說明以代價96,200,000港元進行收購之影響。

隨附經擴大集團之未經審核備考財務資料乃以若干假設、估計、不明朗因素及目前所得之其他財務資料為基礎，且僅作說明用途，而由於其假設性質使然，其未必能真實反映假設收購事項實際已於本通函所示日期進行經擴大集團之業務可能達致之實際財務狀況及財務業績。此外，隨附經擴大集團之未經審核備考財務資料並非意在預測經擴大集團之未來財務狀況或經營業績。

經擴大集團之未經審核備考財務資料應與附錄一所載本集團之過往財務資料、附錄二所載韻揚集團之會計師報告及本通函所包含之其他財務資料一併閱讀。

(i) 經擴大集團之未經審核備考綜合資產負債表

以下為假設收購事項已於二零零七年十二月三十一日完成之經擴大集團未經審核備考綜合資產負債表。未經審核備考綜合資產負債表乃根據本通函附錄一所載於二零零七年十二月三十一日本集團之經審核綜合資產負債表及本通函附錄二所載於二零零八年二月二十九日韻揚集團之經審核綜合資產負債表而編製，並就收購事項作出(i)與交易直接相關；及(ii)有事實依據之備考調整。

由於經擴大集團之未經審核備考綜合資產負債表僅供說明用途而編製，且由於其假設性質使然，其未必能真實反映於收購事項完成後經擴大集團於編製日期或任何未來日期之財務狀況。

吾等之責任是根據上市規則第4.29(7)條規定對未經審核備考財務資料作出意見，並僅向　閣下報告。對於吾等以往就編製未經審核備考財務資料採用的任何財務資料所作出的報告，除對於報告發出當日獲發報告之人士所負之責任外，吾等概不承擔任何責任。

意見基準

吾等乃遵照香港會計師公會頒佈之香港投資通函報告委聘準則(「香港投資通函報告委聘準則」)第300號「投資通函內有關備考財務資料之會計師報告」進行所獲委聘之工作。吾等之工作主要包括比較未經調整財務資料與來源文件、考慮支持調整之憑證，以及與　貴公司董事討論未經審核備考財務資料。委聘工作並無涉及任何相關財務資料之獨立審查。

吾等在策劃和進行工作時，均以取得所有吾等認為必需之資料及解釋為目標，以便獲得充份憑證，就未經審核備考財務資料是否已由　貴公司董事按所示基準妥善編製；該基準是否符合　貴集團之會計政策；及有關調整就按照上市規則第4.29(1)條而披露之未經審核備考財務資料而言是否屬適當，作出合理確定。

未經審核備考財務資料乃依據　貴公司董事之判斷及假設編製，僅作說明用途，且由於其假設性質使然，故其並不保證或顯示任何事件將於日後發生，亦未必能反映：

– 經擴大集團於二零零七年十二月三十一日或任何未來日期之財務狀況，或

– 經擴大集團截至二零零七年十二月三十一日止年度或任何未來期間之業績及現金流量。

意見

吾等認為：

(a) 未經審核備考財務資料已由　貴公司董事按所述基準妥為編製；

(b) 有關基準符合　貴集團之會計政策；及

(c) 就按照上市規則第4.29(1)條所披露之未經審核備考財務資料而言，有關調整乃屬適當。

此致

香港新界

葵涌青山道585-609號
和記行大廈A座10樓
和記行(集團)有限公司

董事會　台照

國衛會計師事務所
英國特許會計師
香港執業會計師
謹啟

二零零八年九月二十六日

以下為獨立申報會計師國衛會計師事務所(英國特許會計師及香港執業會計師)僅為載入本通函而編製之報告全文。

國衛會計師事務所
Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

香港
中環
畢打街11號
置地廣場
告羅士打大廈31樓

敬啟者：

吾等就和記行(集團)有限公司(「貴公司」)於二零零八年九月二十六日就建議收購韻揚之80%已發行股本(「收購事項」)刊發之通函(「通函」)附錄三第148至154頁「經擴大集團之備考財務資料」(「未經審核備考財務資料」)項下所載　貴公司及其附屬公司(以下統稱「貴集團」)、韻揚集團有限公司(「韻揚」)及其附屬公司(統稱「韻揚集團」)(連同　貴集團以下統稱「經擴大集團」)之未經審核備考財務資料作出報告。未經審核備考財務資料乃由　貴公司董事編製，僅作說明用途，以提供有關收購事項(將導致形成經擴大集團)可能對所呈列之有關財務資料構成影響之資料，以供載入通函附錄三。未經審核備考財務資料之編製基準載於本通函附錄三第148頁。

貴公司董事及申報會計師各自之責任

貴公司董事全權負責按香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29條及香港會計師公會(「香港會計師公會」)頒佈之會計指引第7號「編製備考財務資料以供載入投資通函」編製未經審核備考財務資料。

30. 主要聯營公司

韻揚集團之主要聯營公司詳情如下：

聯營公司名稱	註冊成立註冊地點	韻揚集團應佔股本權益百分比 二零零八年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日	已發行及繳足股本	主要業務
Easi-Bloom (S) Pte Limited	新加坡	46.67	46.67	46.67	46.67	500,000股每股面值1新加坡元之股份	買賣兒童服裝

31. 或然負債

於二零零六年二月二十八日、二零零七年二月二十八日二零零八年二月二十九日及二零零八年五月三十一日，韻揚及韻揚集團並無重大或然負債。

32. 資產抵押

	韻揚集團 二零零八年五月三十一日 港幣千元	二零零八年二月二十九日 港幣千元	二零零七年二月二十八日 港幣千元	二零零六年二月二十八日 港幣千元
銀行存款	2,027	2,000	2,013	2,014

該款項指抵押予銀行之資產，藉以擔保授予集團之銀行信貸。已抵押資產將於償清相關銀行借貸後解除。

33. 每股盈利

因每股盈利對本報告而言意義不重大，故並未呈列該等資料。

B. 結算日後之財務報表

韻揚集團並無就二零零八年五月三十一日後之任何期間編製任何經審核財務報表。韻揚集團並無就二零零八年五月三十一日後之任何期間宣派任何股息。

此致

香港新界

葵涌青山道585-609號
和記行大廈A座10樓
和記行(集團)有限公司

董事會 台照

國衛會計師事務所
英國特許會計師
香港執業會計師
謹啟

二零零八年九月二十六日

28. 資本風險管理

韻揚集團管理其資本，以確保韻揚集團旗下實體將能繼續持續經營業務，同時透過優化債務及股本結餘為股東爭取最大回報。韻揚集團之整體策略與去年一致。

韻揚集團之資本架構包括負債(包括借貸)、現金及現金等值項目以及韻揚權益持有人應佔權益(包括已發行股本、儲備及累計虧損)。

負債比率

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日之負債比率如下：

	於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
債項 *(附註(a))*	1,111	1,444	2,778	1,986
現金及現金等值項目	(52,504)	(51,980)	(33,032)	(20,612)
債項淨額	(51,393)	(50,536)	(30,254)	(18,626)
權益 *(附註(b))*	80,548	81,883	60,991	49,231
負債比率	不適用	不適用	不適用	不適用

附註：

(a) 債項包括計息銀行借款，詳情載於附註第22項。

(b) 權益包括本集團所有資本及儲備。

29. 主要附屬公司

韻揚主要附屬公司之詳情如下：

附屬公司名稱	註冊成立註冊地點	韻揚集團應佔股本權益百分比 二零零八年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日	已發行及繳足股本 *(附註(a))*	主要業務
直接附屬公司							
兆財國際有限公司	香港	100	100	100	100	500,000股每股面值港幣1元之股份	零售兒童服裝
億善有限公司	香港	100	100	100	100	500,000股每股面值港幣1元之股份	暫無業務
韻利(上海)商業有限公司	上海	100	100	100	100	註冊及繳足股本為港幣4,000,000元	買賣兒童服裝

附註：

(a) 除文義另有所指，韻揚各主要附屬公司之已發行及繳足股本或註冊股本於有關期間均相同。

附屬公司概無於有關期間發行任何債務證券。

	加權平均實際利率 %	一年內 港幣千元	二至五年 港幣千元	非折現現金流量總額 港幣千元	賬面總值 港幣千元
於二零零八年二月二十九日					
非衍生金融資產：					
現金及現金等值項目		51,980	–	51,980	51,980
其他		14,462	–	14,462	14,462
		66,442	–	66,442	66,442
非衍生金融負債：					
貿易往來及其他應付賬款		11,351	–	11,351	11,351
借款	4.7	1,444	–	1,444	1,444
		12,795	–	12,795	12,795
		53,647	–	53,647	53,647
於二零零八年五月三十一日					
非衍生金融資產：					
現金及現金等值項目		52,504	–	52,504	52,504
其他		10,850	–	10,850	10,850
		63,354	–	63,354	63,354
非衍生金融負債：					
貿易往來及其他應付賬款		9,724	–	9,724	9,724
借款	3.9	1,111	–	1,111	1,111
		10,835	–	10,835	10,835
		52,519	–	52,519	52,519

(c) **金融工具之公平值**

金融資產及金融負債之公平值乃按以下方式釐定：

(i) 具標準條款及條件並在活躍流通市場買賣之金融資產及金融負債(包括衍生工具)之公平值乃分別參考市場所報之買入價及賣出價而釐定；及

(ii) 其他金融資產及金融負債(包括衍生工具)之公平值乃根據一般採納之定價模式、基於折現現金流量分析而釐定，並使用來自可觀察現有市場交易之價格或利率作為輸入數據。就以優先認股權為基礎之衍生工具而言，公平值乃使用優先認股權定價模式(例如柏力克舒爾斯優先認股權定價模式)而估計。

董事認為綜合財務報表所記錄之金融資產及金融負債賬面值與其公平值相若。

下表詳列韻揚集團金融負債之餘下合約到期情況以及衍生及若干非衍生金融資產，該等因素已列入向內部主要管理人員提供作管理流動資金風險用途之到期情況分析。就非衍生金融資產而言，該等附表乃根據金融資產(包括將就該等資產賺取之利息)之非折現合約到期情況而編製，惟當韻揚集團預計現金流量將於不同期間出現則除外。就非衍生金融負債而言，該等附表反映根據韻揚集團被要求還款之最早日期而釐定之非折現現金流量。該等附表包括利息及本金之現金流量。

	加權平均實際利率	一年內	二至五年	非折現現金流量總額	賬面總值
	%	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年二月二十八日					
非衍生金融資產：					
現金及現金等值項目		20,612	–	20,612	20,612
其他		13,562	–	13,562	13,562
		34,174	–	34,174	34,174
非衍生金融負債：					
貿易往來及其他應付賬款		6,551	–	6,551	6,551
借款	4.5	1,986	–	1,986	1,986
		8,537	–	8,537	8,537
		25,637	–	25,637	25,637
於二零零七年二月二十八日					
非衍生金融資產：					
現金及現金等值項目		33,032	–	33,032	33,032
其他		12,508	–	12,508	12,508
		45,540	–	45,540	45,540
非衍生金融負債：					
貿易往來及其他應付賬款		10,062	–	10,062	10,062
借款	5.5	2,778	–	2,778	2,778
		12,840	–	12,840	12,840
		32,700	–	32,700	32,700

敏感度分析

以下敏感度分析乃根據於結算日之衍生工具及非衍生工具之利率風險而釐定。就浮息借貸而言，該分析乃假設於結算日仍未償還之負債金額於整個年度仍不會償還。當向內部主要管理人員匯報利率風險時，乃使用香港銀行同業拆息增加或減少50個基點，並指管理層對利率可能合理變動之評估。

倘利率增加／減少50個基點，而所有其他變數維持不變，則韻揚集團於截至二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日止期間／年度之盈利應會分別減少／增加約港幣零元、港幣279,527元、港幣176,250元及港幣20,823元，主要由於韻揚集團所面對浮息借貸之利率風險所致。

韻揚集團於本期間對於利率之敏感度下降，主要由於浮息借貸減少所致。

*(ii)　**信貸風險***

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，韻揚集團由於交易對手未能履行責任及韻揚集團提供財務擔保而會導致韻揚集團招致財務損失之最大信貸風險主要來自綜合資產負債表所列之相關已確認金融資產之賬面值；及

為了盡量減低信貸風險，韻揚集團管理層已委派專責隊伍，負責釐定信貸限額、信貸審批及其他監控程序，以確保採取跟進行動以收回逾期債項。此外，韻揚集團於每個結算日均檢討每項個別貿易債項及債務投資的可收回金額，以確保就不能收回金額作出充足減值虧損。在此方面，韻揚董事認為韻揚集團的信貸風險已大為降低。

由於交易對手是獲國際評級機構給予高度信貸評級之銀行，因此流動資金之信貸風險有限。

除流動資金之信貸風險集中於存放在獲高度信貸評級之數間銀行的存款外，韻揚集團並無其他重大信貸集中之風險。貿易往來應收賬款涉及大量客戶，而彼等遍佈多個行業及地區市場。

*(iii)　**流動資金風險管理***

流動資金風險管理之最終責任由董事會承擔，而董事會已設立合適之流動資金風險管理架構，以管理韻揚集團之短期、中期及長期融資及流動資金管理需要。韻揚集團透過維持充足儲備、銀行信貸及後備借貸額度而管理流動資金風險，方法是持續監察預測及實際現金流量以及安排金融資產及金融負債之到期日得到配合。

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，韻揚集團擁有之銀行借款分別為約港幣1,986,000元、港幣2,778,000元、港幣1,444,000元及港幣1,111,000元。

韻揚集團於呈報日期以外幣為單位之貨幣資產及貨幣負債之賬面值如下：

	韻揚集團 於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
資產				
人民幣	3,535	5,929	5,643	1,719
負債				
人民幣	(210)	(298)	(297)	(1)

敏感度分析

韻揚集團主要面對人民幣波動之影響。

下表詳列因應韻揚集團對於港元兌相關外幣匯率上下波動5%之敏感度。5%為向內部主要管理人員匯報外幣風險所用之敏感率，並指管理層對匯率可能合理變動之評估。敏感度分析包括以外幣計算之尚未平倉貨幣項目，並於期末調整其換算以反映匯率之5%變動。敏感度分析包括對外貸款以及予韻揚集團內之外國業務之貸款，而貸款之幣值為借方或貸方之貨幣者。下列正數表示港元兌相關外幣出現港元轉強5%，以致盈利及其他權益增加。倘港元兌相關外幣出現港元減弱5%，將會對盈利及其他權益造成相等及相反之影響，而下列結餘將會為負數。

於二零零八年五月三十一日、二零零八年二月二十九日、二零零七年二月二十八日及二零零六年二月二十八日，在所有其他變數保持不變之情況下，倘人民幣兌港幣貶值／升值5%，則因兌換人民幣所產生之外匯虧損／收益之影響如下：

	韻揚集團 人民幣之影響 於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
盈利或 虧損	166	282	267	86

附註：

這主要歸因於年終以相關貨幣計值之應收及應付賬款仍然面對之風險。

利率風險管理

韻揚集團之現金流利率風險主要與浮息借貸有關(附註第22項)。韻揚集團政策是將借貸維持於浮動利率，以盡量減低公平值利率風險。

韻揚集團就金融資產及金融負債而面對之利率風險在本附註的「流動資金風險管理」一節詳述。韻揚集團之現金流利率風險主要集中在韻揚集團以港幣為單位的借貸所產生之香港銀行同業拆息之波動風險。

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，韻揚並無不可取消之經營租賃承擔。

上述租賃承擔僅包括基本租金承擔，而不包括額外租金（或然租金）（如有）。由於額外租金金額無法預先釐定，故一般採用預定百分比之未來銷售額減相關租金釐定。

27. 金融工具

(a) 金融工具分類

	韻揚集團 於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
金融資產				
貸款及應收賬款（包括現金及現金等值項目）	63,354	66,442	45,540	34,174
金融負債				
攤銷成本	10,835	12,795	12,840	8,537

(b) 金融風險管理目標及政策

韻揚集團之活動使其須面對多種金融風險：市場風險（包括貨幣風險、利率風險及其他價格風險）、信用風險及流動性風險。韻揚集團之整體風險管理計劃針對金融市場之不可預測性，並務求盡量減低可能對韻揚集團財務表現構成之不利影響。

(i) 市場風險

韻揚集團之活動主要面對涉及匯率、利率及股本價格變動之金融風險。韻揚集團訂立多項衍生金融工具，以管理其所面對之外幣風險，其中包括：

- 就極可能發生之外幣預期銷售而訂立遠期外匯合約，以降低韻揚集團所面對有關以外幣為單位貨幣項目之匯率風險。

所面對之市場風險乃使用敏感度分析而計量。

韻揚集團所面對之市場風險或韻揚集團管理及計量風險之方式並無變動。

外幣風險管理

韻揚集團數間附屬公司以外幣進行銷售及採購，使韻揚集團面對外幣風險。管理層監察所面對之外匯風險，並會於有需要時考慮對沖重大之外幣風險。

韻揚集團之若干貿易往來應收賬款及貿易往來應付賬款乃以外幣計值。管理層監察所面對之外匯風險，並會於有需要時考慮對沖重大之外幣風險。

25. 與關連人士之主要交易

除財務報表其他部份所披露之關連人士交易及結餘外，韻揚集團於有關期間進行下列主要關連人士交易：

重要管理人員之報酬

本期間／年度內重要管理人員之薪酬如下：

	韻揚集團				
	截至二零零八年五月三十一日止三個月	截至二零零七年五月三十一日止三個月	截至二零零八年二月二十九日止年度	截至二零零七年二月二十八日止年度	截至二零零六年二月二十八日止年度
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
薪金及其他福利	1,240	1,169	4,231	4,301	4,041
退休福利計劃供款	12	12	48	48	56
短期僱員福利	1,252	1,181	4,279	4,349	4,097

重要管理人員之薪酬由薪酬委員會依據各人表現及市況釐定。

26. 經營租約

韻揚集團為承租人

	截至二零零八年五月三十一日止三個月	截至二零零七年五月三十一日止三個月	截至二零零八年二月二十九日止年度	截至二零零七年二月二十八日止年度	截至二零零六年二月二十八日止年度
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
本期間／年度損益表已確認根據經營租賃繳付之最低付款額	5,705	4,355	14,639	14,168	14,677

於結算日，韻揚集團不可取消之經營租賃承擔如下：

	於			
	二零零八年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
一年內	13,571	13,571	16,537	13,111
第二至第五年	8,572	14,277	14,956	9,465
	22,143	27,848	31,493	22,576

經營租賃付款指韻揚集團就若干辦公室物業及辦公室設備之應付租金。物業租賃年期經磋商釐定為三至六年，而辦公室設備租賃年期則為二至五年。

23. 股本

韻揚集團及韻揚

	股份數目	面值
		港幣千元
法定：		
於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日每股面值港幣1元	10,000	10
已發行及繳足：		
於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日每股面值港幣1元	10,000	10

24. 儲備

韻揚

	股份溢價	擬派末期股息	保留溢利	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零五年三月一日	19,986	–	10,401	30,387
年內溢利	–	–	6,577	6,577
擬派末期股息	–	1,000	(1,000)	–
於二零零六年二月二十八日及二零零六年三月一日	19,986	1,000	15,978	36,964
宣派二零零六年末期股息	–	(1,000)	–	(1,000)
年內溢利	–	–	8,809	8,809
於二零零七年二月二十八日及二零零七年三月一日	19,986	–	24,787	44,773
年內溢利	–	–	14,020	14,020
宣派中期股息	–	–	(1,000)	(1,000)
擬派末期股息	–	4,000	(4,000)	–
於二零零八年二月二十九日及二零零八年三月一日	19,986	4,000	33,807	57,793
宣派二零零八年末期股息	–	(4,000)	–	(4,000)
期內溢利	–	–	2,399	2,399
於二零零八年五月三十一日	19,986	–	36,206	56,192

22. 貸款

	韻揚集團及韻揚			
	於			
	二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
有抵押銀行貸款 *(附註32)*	1,111	1,444	2,778	1,986
上述貸款到期情況如下：				
一年內	1,111	1,444	1,334	1,986
一年以上，但不超過兩年	–	–	1,444	–
	1,111	1,444	2,778	1,986
減：列於流動負債項 下一年內到期款項	(1,111)	(1,444)	(1,334)	(1,986)
一年後到期款項	–	–	1,444	–

韻揚集團及韻揚貸款之實際利率範圍(亦等於合約規定利率)如下：

	截至 二零零八年 五月三十一日 止三個月	截至 二零零八年 二月二十九日 止年度	截至 二零零七年 二月二十八日 止年度	截至 二零零六年 二月二十八日 止年度
實際利率：				
定息貸款	0.75%	0.75%	0.75%	0.75%
浮息貸款	5.25%至5.75%	5.75%至7.75%	7.75%至8%	5%至7.75%

截至二零零七年二月二十八日及二零零六年二月二十八日止年度，韻揚集團及韻揚獲得金額分別約港幣4,000,000元及港幣6,022,000元之新增貸款。該等貸款以市場利率計息。所得款項用於向營運資金提供資金。

韻揚集團貸款於各結算日之公平值與相應賬面值相若。

21. 貿易往來及其他應付賬款

韻揚集團

於綜合資產負債表日期，貿易往來應付賬款之賬齡分析如下：

	於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
三十天以內	882	2,782	4,358	177
三十一天至六十天	4,736	5,415	4,726	3,164
六十一天至九十天	1,945	731	398	345
九十一天至一年	102	47	427	27
一年以上	529	92	608	49
貿易往來應付賬款總額	8,194	9,067	10,517	3,762
其他應付賬款及應計費用	3,937	5,382	3,814	5,680
	12,131	14,449	14,331	9,442

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，韻揚集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

韻揚

於結算日，貿易往來應付賬款之賬齡分析如下：

	於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
三十天以內	882	2,782	3,946	177
三十一天至六十天	4,736	5,415	4,675	3,164
六十一天至九十天	1,130	61	398	345
九十一天至一年	102	47	427	28
一年以上	529	92	607	48
貿易往來應付賬款總額	7,379	8,397	10,053	3,762
其他應付賬款及應計費用	2,738	3,713	2,420	4,479
	10,117	12,110	12,473	8,241

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，韻揚貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，貿易往來應收賬款減呆賬撥備之賬齡分析如下：

	韻揚 於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
三十天以內	5,862	8,124	8,652	7,923
三十一天至六十天	618	2,206	1,899	1,279
六十一天至九十天	1,011	1,542	1,217	1,718
九十一天至一年	291	1,155	1,031	794
一年以上	253	96	90	831
總計	8,035	13,123	12,889	12,545

韻揚給予客戶平均三十至六十天之信貸期。

已逾期但無減值之貿易往來應收賬款之賬齡

	韻揚 於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
六十一天至九十天	1,011	1,542	1,217	1,718
九十一天至一年	291	1,155	1,031	794
一年以上	253	96	90	831
總計	1,555	2,793	2,338	3,343

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，韻揚貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為韻揚客戶數量眾多，分散於國際市場。

19. 應收／(應付)聯營公司款項

韻揚集團及韻揚

到期款額為無抵押、免息及無固定還款期。

20. 現金及銀行結存

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，韻揚集團之現金及現金等值項目(包括以人民幣計值之貨幣金額)分別約為港幣1,719,416元、港幣5,387,573元、港幣5,115,433元及港幣3,534,771元，均不可與其他貨幣自由兌換。

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，貿易往來應收賬款減呆賬撥備之賬齡分析如下：

	韻揚集團 於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
三十天以內	8,417	9,436	7,963	8,186
三十一天至六十天	642	2,234	2,005	1,279
六十一天至九十天	1,010	1,542	1,217	1,718
九十一天至一年	283	1,155	1,031	794
一年以上	253	95	90	830
總計	10,605	14,462	12,306	12,807

韻揚集團給予客戶平均30至60天之信貸期。

已逾期但無減值之貿易往來應收賬款之賬齡

	韻揚集團 於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
六十一天至九十天	1,010	1,542	1,217	1,718
九十一天至一年	283	1,155	1,031	794
一年以上	253	95	90	830
總計	1,546	2,792	2,338	3,342

於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日，韻揚集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為韻揚集團客戶數量眾多，分散於國際市場。

韻揚

	於 二零零八年 五月三十一日 *港幣千元*	二零零八年 二月二十九日 *港幣千元*	二零零七年 二月二十八日 *港幣千元*	二零零六年 二月二十八日 *港幣千元*
貿易往來應收賬款	8,035	13,123	12,889	12,545
減：呆賬撥備	–	–	–	–
貿易往來應收賬款減呆賬撥備總額	8,035	13,123	12,889	12,545
訂金、預付款及其他應收賬款	2,629	1,777	1,517	2,459
	10,664	14,900	14,406	15,004

16. 可供出售之金融資產

	韻揚集團及韻揚 於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
無權益會所債券及到期日 *(附註i)*	360	360	360	360

附註:

(i) 會所債券之公平值乃根據可知市價或費率估計而釐定。

17. 存貨

	韻揚集團 於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
製成品	21,434	21,695	21,614	16,704

	韻揚 於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
製成品	13,009	14,761	14,677	10,583

18. 貿易往來及其他應收賬款

韻揚集團

	於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
貿易往來應收賬款	10,605	14,462	12,306	12,807
減：呆賬撥備	–	–	–	–
貿易往來應收賬款減呆賬撥備總額	10,605	14,462	12,306	12,807
訂金、預付款及其他應收賬款	6,233	6,401	7,000	6,177
	16,838	20,863	19,306	18,984

15. 於一間聯營公司之權益

	韻揚集團 於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
無牌價股份，成本值	807	807	807	807
應佔一間聯營公司資產淨值	217	291	291	121
	1,024	1,098	1,098	928

	韻揚 於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
無牌價股份，成本值	807	807	807	807

有關韻揚集團聯營公司之財務資料概要如下：

	於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
總資產	4,147	3,940	3,606	3,422
總負債	(898)	(619)	(453)	(1,018)
資產淨值	3,249	3,321	3,153	2,404
韻揚集團應佔聯營公司之資產淨值	217	291	291	121
營業額	1,277	5,435	5,312	4,379
本期間／年度（虧損）／盈利	(159)	71	395	262
韻揚集團應佔聯營公司本期間／年度業績	(74)	–	183	138

韻揚集團於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日之主要聯營公司資料列載於附註第30項內。

	傢俬及裝置 港幣千元	辦公室設備 港幣千元	物業裝修 港幣千元	汽車 港幣千元	總額 港幣千元
累積折舊：					
於二零零五年三月一日	188	736	1,229	614	2,767
本年度折舊	31	143	670	100	944
出售時撇銷	–	–	(42)	–	(42)
於二零零六年二月二十八日及二零零六年三月一日	219	879	1,857	714	3,669
本年度折舊	25	125	581	–	731
出售時撇銷	(1)	(1)	(246)	–	(248)
於二零零七年二月二十八日及二零零七年三月一日	243	1,003	2,192	714	4,152
本年度折舊	34	138	609	–	781
出售時撇銷	(7)	–	(988)	–	(995)
於二零零八年二月二十九日及二零零八年三月一日	270	1,141	1,813	714	3,938
期內折舊	11	40	127	–	178
出售時撇銷	(4)	(1)	(293)	–	(298)
於二零零八年五月三十一日	277	1,180	1,647	714	3,818
賬面淨值：					
於二零零八年五月三十一日	121	448	1,043	–	1,612
於二零零八年二月二十九日	132	442	1,371	–	1,945
於二零零七年二月二十八日	69	249	1,068	–	1,386
於二零零六年二月二十八日	74	332	1,015	–	1,421

14. 於附屬公司之投資

	韻揚 於 二零零八年五月三十一日 港幣千元	二零零八年二月二十九日 港幣千元	二零零七年二月二十八日 港幣千元	二零零六年二月二十八日 港幣千元
無牌價股份，成本值	5,000	5,000	5,000	5,000

應收附屬公司款項為無抵押、免息及按要求償還。董事認為應收附屬公司款項之賬面值與其公平值大致相等。

韻揚之主要附屬公司資料列載於附註29項內。

	傢俬及裝置 港幣千元	辦公室設備 港幣千元	物業裝修 港幣千元	汽車 港幣千元	總額 港幣千元
韻揚					
成本值或估值：					
於二零零五年三月一日	284	1,084	2,361	714	4,443
添置	9	127	587	–	723
出售	–	–	(76)	–	(76)
於二零零六年二月二十八日及二零零六年三月一日	293	1,211	2,872	714	5,090
添置	21	45	726	–	792
出售	(2)	(4)	(338)	–	(344)
於二零零七年二月二十八日及二零零七年三月一日	312	1,252	3,260	714	5,538
添置	101	331	1,218	–	1,650
出售	(11)	–	(1,294)	–	(1,305)
於二零零八年二月二十九日及二零零八年三月一日	402	1,583	3,184	714	5,883
添置	–	47	12	–	59
出售	(4)	(2)	(506)	–	(512)
於二零零八年五月三十一日	398	1,628	2,690	714	5,430
代表：					
按成本	398	1,628	2,690	714	5,430
按估值	–	–	–	–	–
	398	1,628	2,690	714	5,430

	傢俬及裝置 港幣千元	辦公室設備 港幣千元	物業裝修 港幣千元	汽車 港幣千元	總額 港幣千元
韻揚集團					
累積折舊：					
於二零零五年三月一日	201	924	3,728	614	5,467
本年度折舊	35	159	1,567	100	1,861
出售時撤銷	(3)	(15)	(329)	–	(347)
於二零零六年二月二十八日及二零零六年三月一日	233	1,068	4,966	714	6,981
本年度折舊	29	137	1,474	–	1,640
出售時撤銷	(7)	(13)	(661)	–	(681)
於二零零七年二月二十八日及二零零七年三月一日	255	1,192	5,779	714	7,940
本年度折舊	41	154	1,510	–	1,705
出售時撤銷	(9)	–	(1,270)	–	(1,279)
匯兌差額	–	(13)	(1)	–	(14)
於二零零八年二月二十九日及二零零八年三月一日	287	1,333	6,018	714	8,352
期內折舊	12	48	328	–	388
出售時撤銷	(4)	(2)	(293)	–	(299)
匯兌差額	–	15	61	–	76
於二零零八年五月三十一日	295	1,394	6,114	714	8,517
賬面淨值：					
於二零零八年五月三十一日	146	607	2,858	–	3,611
於二零零八年二月二十九日	158	598	3,008	–	3,764
於二零零七年二月二十八日	87	286	2,502	–	2,875
於二零零六年二月二十八日	91	355	2,498	–	2,944

13. 物業、廠房及設備

	傢俬及裝置 *港幣千元*	辦公室設備 *港幣千元*	物業裝修 *港幣千元*	汽車 *港幣千元*	總額 *港幣千元*
韻揚集團					
成本值或估值：					
於二零零五年三月一日	298	1,309	6,322	714	8,643
添置	28	129	1,505	–	1,662
出售	(2)	(15)	(363)	–	(380)
於二零零六年二月二十八日及二零零六年三月一日	324	1,423	7,464	714	9,925
添置	27	78	1,654	–	1,759
出售	(9)	(23)	(837)	–	(869)
於二零零七年二月二十八日及二零零七年三月一日	342	1,478	8,281	714	10,815
添置	117	467	2,446	–	3,030
出售	(14)	–	(1,618)	–	(1,632)
匯兌差額	–	(14)	(83)	–	(97)
於二零零八年二月二十九日及二零零八年三月一日	445	1,931	9,026	714	12,116
添置	–	81	339	–	420
出售	(4)	(2)	(506)	–	(512)
匯兌差額	–	(9)	113	–	104
於二零零八年五月三十一日	441	2,001	8,972	714	12,128
代表：					
按成本	441	2,001	8,972	714	12,128
按估值	–	–	–	–	–
	441	2,001	8,972	714	12,128

(b) 僱員酬金

於有關期間，五位薪酬最高人士包括兩名董事。其他三位薪酬最高人士之酬金如下：

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
薪金及其他福利	306	254	1,140	1,164	1,090
退休福利計劃之供款	9	9	36	36	36
	315	263	1,176	1,200	1,126

於下列酬金範圍，餘下薪酬最高人士之酬金如下：

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	僱員人數	*僱員人數* (未經審核)	*僱員人數*	*僱員人數*	*僱員人數*
少於港幣1,000,000元	3	3	3	3	3

11. 股息

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日 港幣千元	二零零七年五月三十一日 港幣千元 (未經審核)	二零零八年二月二十九日 港幣千元	二零零七年二月二十八日 港幣千元	二零零六年二月二十八日 港幣千元
已付中期股息每股普通股港幣100元	–	–	1,000	–	–
擬派末期股息：					
二零零八年：每股普通股港幣400元	–	–	4,000	–	–
二零零六年：每股普通股港幣100元	–	–	–	–	1,000
	–	–	5,000	–	1,000

12. 董事及僱員酬金

(a) 董事酬金

已付或應付給三名董事每人之酬金如下：

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日 港幣千元	二零零七年五月三十一日 港幣千元 (未經審核)	二零零八年二月二十九日 港幣千元	二零零七年二月二十八日 港幣千元	二零零六年二月二十八日 港幣千元
基本薪金及津貼及退休福利計劃之供款：					
董事姓名					
陳子毅	–	–	–	–	–
朱韻琴	505	489	2,136	2,151	2,016
楊瑞琼	164	160	698	732	688
	669	649	2,834	2,883	2,704

10. 所得稅開支

於有關期間，香港利得稅已根據於香港產生之估計應課稅盈利按16.5%至17.5%稅率撥備。

海外稅項乃根據各司法權區之稅率計算。

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
本年度稅項：					
香港利得稅	657	657	2,629	1,241	900
海外所得稅	45	–	21	–	16
	702	657	2,650	1,241	916

因韻揚集團於有關期間並無任何重大暫時性差異，故概無就任何遞延稅項資產或負債作出撥備。

於有關期間，稅項開支可與除稅前盈利對賬如下：

	截至該日止三個月				截至該日止年度					
	二零零八年五月三十一日		二零零七年五月三十一日		二零零八年二月二十九日		二零零七年二月二十八日		二零零六年二月二十八日	
	港幣千元	%	*港幣千元* (未經審核)	%	*港幣千元*	%	*港幣千元*	%	*港幣千元*	%
除稅前盈利	3,246		1,463		23,994		14,001		7,925	
按適用利得稅稅率計算之稅項	536	16.5	256	17.5	4,199	17.5	2,450	17.5	1,387	17.5
就稅務目的不可扣減開支之稅務影響	372	11.4	350	23.9	1,011	4.2	69	0.5	9	0.1
就稅務目的無需課稅之稅務影響	(195)	(6.0)	(353)	(24.1)	(1,541)	(6.4)	(1,396)	(10.0)	(643)	(8.1)
動用先前未予確認之遞延稅項資產	–	–	–	–	–	–	104	0.7	(148)	(1.9)
未予確認稅項虧損之稅務影響	25	0.8	470	32.1	(447)	(1.9)	521	3.7	1,272	16.0
應佔一聯營公司業績之稅率	–	–	–	–	–	–	13	0.1	24	0.3
在其他司法權區經營之附屬公司之不同稅率影響	(36)	(1.1)	(66)	(4.5)	(572)	(2.4)	(520)	(3.7)	(985)	(12.4)
本期內／年度稅項開支及有效稅率	702	21.6	657	44.9	2,650	11.0	1,241	8.8	916	11.5

截至二零零八年二月二十九日止年度及截至二零零八年及二零零七年五月三十一日止三個月，並無應佔聯營公司之應佔稅項。於截至二零零七年及二零零六年二月二十八日止年度，應佔聯營公司之應佔稅項分別約為港幣13,000元及港幣24,000元，已計入綜合損益表內之「應佔聯營公司業績」。

8. 經營盈利

經營盈利已扣除：

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
核數師酬金	–	–	76	69	63
已售存貨成本	13,849	13,901	70,339	55,612	58,171
折舊	388	392	1,705	1,640	1,860
就土地及樓宇之經營租賃租金	5,705	4,355	14,639	14,168	14,677
出售物業、廠房及設備之虧損	213	139	353	188	33
僱員成本、薪金及其他利益	4,486	3,947	19,419	18,890	17,530
並已計入：					
外匯收益	306	268	445	–	–

9. 財務費用

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
利息支出於：					
五年內全數償還之銀行貸款	20	55	176	290	108
融資租賃費用	–	–	–	–	23
銀行費用	16	20	75	8	–
信用卡費用	198	183	1,099	878	871
	234	258	1,350	1,176	1,002

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

	分類資產賬面金額 於			
	二零零八年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	27,150	36,085	27,546	25,429
中國	68,866	63,675	51,161	35,858
	96,016	99,760	78,707	61,287

	資本支出 於			
	二零零八年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	–	335	941	938
中國	420	2,695	818	724
	420	3,030	1,759	1,662

7. 其他收益

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
利息收入	112	125	533	482	132
雜項收入	100	7	240	156	46
	212	132	773	638	178

5. 營業額

韻揚集團之營業額指兒童服裝銷售淨額。

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
營業額：					
兒童服裝銷售	32,701	30,158	159,679	129,239	121,395

6. 業務分類及地區分類

韻揚集團之營業額、業績、資產及負債僅由於有關期間之一個業務分類兒童服裝零售及批發釐定，因此，並無提供有關韻揚集團按主要業務劃分之地區分類收益、分類業績、分類資產、分類負債、資本支出、折舊及攤銷之進一步分析。

於釐定韻揚集團之地區分類時，收益乃基於客戶所在地計入分類，而資產則基於資產地點計入分類。

地區分類

本集團之業務主要分佈於香港及中國。下表按市場地區分析本集團之營業額(不論商品／服務之原產地)：

	地區分類之營業額				
	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
香港	13,919	12,586	78,786	66,886	31,120
中國	18,782	17,572	80,893	62,353	90,275
	32,701	30,158	159,679	129,239	121,395

	對經營業績之貢獻				
	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元* (未經審核)	*港幣千元*	*港幣千元*	*港幣千元*
香港	57	989	17,439	11,882	6,476
中國	2,979	332	6,687	2,474	2,135
	3,036	1,321	24,126	14,356	8,611
其他收益	212	132	773	638	178
其他收入	306	268	445	–	–
經營盈利	3,554	1,721	25,344	14,994	8,789

終止確認

當自一項金融資產收取現金流量之權利屆滿，或該項金融資產已轉讓且韻揚集團已大體上轉移該金融資產所有權之全部風險及報償，該金融資產即被終止確認。於終止確認某項金融資產時，有關資產賬面值及已收代價之和，與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

當有關合約規定之責任被解除、取消或屆滿之時，金融負債則自韻揚集團之綜合資產負債表內移除。被終止確認之金融負債賬面值與已付或應付代價之差額乃於損益內確認。

減值

於每個結算日，韻揚集團會對有形資產及無形資產之賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損或過往年度確認之減值虧損不再存在或已予減少。倘資產之估計可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，除商譽以外之資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

4. 關鍵會計判斷及重要估計不確定因素

在應用財務資料附註第3項所述之韻揚集團會計政策時，管理層必須就未能從其他資料來源確定之資產及負債賬面值作出判斷、估計及假設。估計及相關假設乃按過往經驗及其他被視為有關之因素而作出。實際業績可能有別於此等估計數字。

估計及相關假設按持續基準予以檢討。倘修訂僅影響該修訂期間，會計估計之修訂於修訂估計期間確認，或倘修訂影響現時及日後期間，則於修訂之期間及日後期間確認。

貿易往來及其他應收賬款減值撥備

韻揚集團之貿易往來及其他應收賬款減值撥備，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每個賬戶之現有信貸能力及過往收賬紀錄。若債務人之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

陳舊存貨撥備

韻揚集團管理層於每個結算日審查賬齡分析，對陳舊及滯銷存貨提撥準備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。韻揚集團於每個結算日逐項產品進行存貨審核，對陳舊存貨提撥準備。

所得稅

韻揚集團須於眾多司法權區繳納所得稅。釐定全球範圍之所得稅撥備須作出重要判斷。倘最終稅務結果不同於初步紀錄金額，有關差異將於作出釐定年度內之稅項賬目作出調整。

就按成本列賬之金融資產而言，減值虧損金額乃資產賬面值與估計未來現金流折現計算的現值兩者之間的差額，而折現率為同類金融資產之現時市場回報率。該減值虧損在期後不可撥回。

所有金融資產之減值虧損會直接於金融資產之賬面值中作出扣減，惟貿易往來應收賬款除外，貿易往來應收賬款之賬面值會透過撥備賬作出扣減。撥備賬內之賬面值變動會於損益中確認。當貿易往來應收賬款被視為不可收回時，將於撥備賬內撇銷。先前已撇銷的款項如其後收回，將撥回損益內。

就按攤銷成本計量之金融資產而言，倘減值虧損額於隨後期間有所減少，而有關減少在客觀上與確認減值後發生之事件有關，則先前已確認之減值虧損將透過損益予以撥回，惟該資產於減值被撥回當日之賬面值不得超過未確認減值時之已攤銷成本。

可供出售股本投資之減值虧損不會於其後期間在損益內撥回。減值虧損後公平值的任何增加將直接確認為權益。就可供出售債務投資而言，倘該投資公平值之增加可客觀地與確認減值虧損後之某一事件發生聯繫，減值虧損將隨後撥回。

金融負債及權益工具

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

一項權益工具乃證明於韻揚集團資產之剩餘權益(扣減其所有負債後)之任何合約。韻揚集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

實際利息法

實際利息法為計算金融負債之攤銷成本以及分配於有關期間的利息開支之方法。實際利率是可準確透過金融負債之預計年期或(倘適用)在較短期間內對估計未來現金付款進行折算的利率。

利息開支按實際利率基準確認，惟指定按公平值計入損益之金融負債，則是將利息開支計入淨收益或虧損中。

其他金融負債

其他金融負債包括貿易往來及其他應付款項，應付關聯公司款項，銀行貸款及融資租賃承擔，乃採用實際利率法計算攤銷成本入賬。

衍生金融工具及對沖

衍生工具最初於訂立衍生工具合約當日按公平值確認，其後於每個結算日按公平值重新計量。此項確認法導致之收益或虧損隨即確認為損益，除非衍生工具指定為對沖工具並按其生效。倘其指定為對沖工具，確認損益之時間則取決於對沖關係的性質。韻揚集團指定若干衍生工具為對沖定息銀行借貸的公平值(公平值對沖)及對沖很可能發生的外幣風險預期交易(現金流量對沖)；或對沖外地營運的淨投資。

據顯示有關資產已減值，則於損益內確認減值虧損，其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在較後期間，可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連，減值虧損予以撥回，惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他(如上所述)類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內確認。當有客觀證據顯示資產已減值，則於損益內確認可供出售金融資產之任何減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。可供出售股票投資的減值虧損不會於隨後期間撥回。惟就可供出售債務投資而言，如其後該投資之公平值增加，而該增加是可客觀地與確認減值虧損後發生的事件有關連，則其減值虧損隨後撥回。

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

金融資產減值

於各結算日評估金融資產有否減值跡象，惟按公平值計入損益之金融資產除外。倘有客觀證據顯示金融資產首次確認後發生的一項或多項事件導致相關投資之估計未來現金流量被削弱，則金融資產視為已減值。

就可供出售股本投資而言，倘該投資的公平值長期或持續下跌至低於其成本，則被視為減值之客觀證據。

就所有其他金融資產而言，減值之客觀證據包括：

(a)　發行人或交易對手出現重大財政困難；或

(b)　拖欠或不支付利息或本金付款；或

(c)　借貸方很可能破產或進行財務重組。

就若干類別之金融資產(例如貿易往來應收款項)而言，被評為不會單獨作出減值之資產會於其後彙集一併評估減值。應收賬款組合出現減值之客觀證據包括韻揚集團過往收款記錄、組合內延遲付款之拖欠期超過30至60日平均信貸期之宗數上升，以及國家或地區經濟狀況出現明顯變動導致應收賬款未能償還。

就按已攤銷成本列賬之金融資產而言，當有客觀證據證明資產已減值，減值虧損於損益中確認，並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算。

入損益的金融資產及金融負債除外)，於初步確認時計入金融資產或負債之公平值或從中扣減。收購金融資產或金融負債直接應佔，且以公平值計入損益的交易成本即時於損益內確認。

金融資產

韻揚集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項，持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策說明如下。

實際利息法

實際利息法為計算金融資產之攤銷成本以及分配於有關期間的利息收入之方法。實際利率是可準確透過金融資產之預計可用年期或(倘適用)在較短期間內對估計未來現金收入(包括所支付或收取能構成整體實際利率之所有費用、交易成本及其他溢價或折價)進行折算的利率。

就債務文據而言，利息收入按實際利率基準確認，惟指定按公平值計入損益之金融資產，則是將利息收入計入淨收益或虧損中。

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類，即持作交易之金融資產及於初步確認時指定為以公平值計入損益之金融資產。

下列情況下金融資產乃歸類為持作買賣：

(a)　所收購之金融資產主要用於在不久將來銷售；或

(b)　屬於韻揚集團整體管理之可識別金融工具組合之一部份，且近期事實上有出售以賺取短期利潤的模式；或

(c)　屬於衍生工具(除指定及具有有效對沖作用之工具之外)。

持作交易之金融資產以外之金融資產倘符合下列條件，則於初步確認時可被指定為以公平值計入損益之金融資產：

(a)　該指定消除或主要減低以其他方式計量或確認而出現之不一致計量或確認；或

(b)　金融資產構成按韻揚集團列明之風險管理或投資策略管理的一組金融資產或金融負債或者兩者同時具有，並以公平值為基準評估其表現，及按該基準提供有關組別的內部資訊；或

(c)　構成含有一項或多項內置衍生工具之合約的一部份，及香港會計準則第39號准許全部合併合約(資產或負債)指定為按公平值計入損益。

於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。在損益內確認之盈利或虧損淨額包括從金融資產賺取之任何股息或利息。

貸款及應收款項

貸款及應收款項乃固定或可釐定付款，並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項(包括貿易及其他應收款項、現金及現金等值項目以及應收聯營公司款項)按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證

折舊乃以直線法於估計可使用年期撇銷各項物業、廠房及設備之成本至其剩餘價值。所使用之主要年率如下：

傢俬、裝置及設備	20%
辦公設備	20%
物業裝修	30%
汽車	30%

倘物業、廠房及設備項目之部份有不同之使用年期，則該項目之成本以合理基準在該等部份之間分配，而每部份分開折舊。

於每個結算日均會檢討並在適當情況下調整剩餘價值、可使用年期及折舊方法。

物業、廠房及設備項目於出售或預期不會從使用或出售有關項目而取得日後經濟利益時不再確認。於不再確認資產之年度內，在損益表入賬之出售或報廢該等項目之任何盈虧乃指銷售所得款項淨額與有關資產賬面值之差額。

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。就現金流量表而言，現金及現金等值項目包括手頭現金、活期存款及購入時到期日一般在三個月內之短期及高流通性之投資，且該投資可隨時轉換為已知數額之現金，而且價值不會有重大變動風險，並減去應要求償還之銀行透支，且為韻揚集團現金管理之一部份。

就資產負債表而言，現金及現金等值項目包括手頭及銀行現金，包括不受使用限制之定期存款。

撥備及或然負債

當韻揚集團具有一項因過往事件導致之當前責任，且很有可能韻揚集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由韻揚集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在財務報表附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

金融工具

當一家集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計

就呈列綜合財務報表而言，韻揚集團海外經營業務之資產及負債乃按於結算日之現行匯率換算為韻揚集團之列賬貨幣(如港幣)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出動大幅波動則作別論，於此情況下，則採用於換算當日之現行匯率。所產生之匯兑差額(如有)乃確認作股本之獨立部份(匯兑儲備)。該等匯兑差額乃於海外業務被出售之期間內於損益賬內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與綜合損益表內呈報之純利兩者差異乃因為其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税及不獲扣減之損益表項目所致。

遞延税項乃為綜合財務報表內資產及負債賬面值與計算應課税盈利所用相應税基間之差異而產生之應繳付或可退回税項。遞延税項負債一般按所有應課税之暫時性差異予以確認，而遞延税項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課税盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響税務盈利或會計盈利之交易中初步確認(業務合併之情況下除外)之其他資產及負債而引致，則有關資產及負債不予確認。

遞延税項負債按於附屬公司及聯營公司之投資所引致之應課税暫時性差異而予以確認，惟韻揚集團可控制暫時性差異之撥回時間及不大可能於可見將來撥回之暫時性差異則除外。

遞延税項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課税盈利恢復全部或部份資產價值。

遞延税項按預計於償還負債或變現資產之期間內按適用之税率計算。遞延税項於損益中扣除或計入，惟倘遞延税項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延税項亦會於權益中處理。

物業、廠房及設備

貴公司經常進行估值，以確保重估資產之公平值與其賬面值不會有重大差異。物業、廠房及設備價值之變動乃列為資產重估儲備中之變動處理。倘按個別資產基準計算，該項儲備總額不足以彌補虧絀，則虧絀餘額將自損益表扣除。任何其後產生之重估盈餘均計入損益表，惟以先前已扣除之虧絀為限。

韻揚集團佔可辨別資產、負債及或然負債之公平淨值超出收購成本之數額，於評估後即時於損益內確認。

倘與韻揚集團之一間聯營公司進行一組交易，則損益以韻揚集團於有關聯營公司中之權益為限撤銷。

收益確認

收益於經濟利益可能流入韻揚集團並能可靠地計算時方予確認。收益乃按已收及應收代價之公平值扣除退貨及折扣計算。

銷售貨品所得收益於轉讓擁有權之重大風險及回報時(一般與交付貨品時間相同)確認。

利息收入使用實際利率法確認。

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

韻揚集團為出租人

融資租賃承租人之欠款乃按韻揚集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映韻揚集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法在綜合損益表中確認。

韻揚集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為韻揚集團資產(或倘屬較低者，則以最低租賃付款之現值)。對出租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣(外幣)進行之交易，一律以交易日現行匯率折算為其功能貨幣(即該企業經營之主要經濟環境通用之貨幣)入賬。於每個結算日，以外幣計值之貨幣資產以結算日現行匯率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行匯率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之匯兑差額於產生期內之損益賬內確認，惟構成韻揚集團對一項外國業務淨投資之貨幣項目所產生之匯兑差額除外，此類匯兑差額於綜合財務報表之權益部份確認。以公平值入賬之非貨幣項目，其重新折算產生之匯兑差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之匯兑差額亦直接於權益內確認。

3. 主要會計政策

綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」，亦包含香港會計準則(「香港會計準則」)及其詮釋(「詮釋」))、香港普遍接納之會計原則編製。財務資料乃以港幣呈列，除非另有所指，否則已均調整至最接近之千元。

編製基準

綜合財務報表按歷史成本慣例編製，惟若干可供出售金融資產、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)之重估例外，其以公平值入賬。

依據香港財務報告準則編製綜合財務報表，須採用若干關鍵會計估計。亦要求管理層於應用韻揚集團會計政策時運用其判斷。

綜合基準

綜合財務報表包括韻揚及其附屬公司截至每年二月二十八日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與韻揚集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

於附屬公司之投資

附屬公司指韻揚集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司(包括特定用途公司)。當評估韻揚集團是否控制另一家公司時，將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入韻揚之資產負債表內。

於聯營公司之投資

聯營公司指韻揚集團對其有重大影響力但並無控制權，且一般持有20%至50%投票權之所有公司。

聯營公司之業績，資產及負債乃以會計權益法綜合入財務報表。根據權益法，於聯營公司之投資乃初步按成本於綜合資產負債表中列賬，並就韻揚集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當韻揚集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(其包括任何長期權益，而該長期權益實質上構成韻揚集團於該聯營公司之投資淨額之一部份)，則韻揚集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以韻揚集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超出於收購當日確認之韻揚集團佔聯營公司可辨別資產、負債及或然負債之公平淨值之差額確認為商譽。商譽納入投資賬面值內並將減值評估為投資之一部份。

財務資料附註

1. 一般資料

韻揚乃於香港註冊成立之有限公司。其註冊辦事處及主要營業地點位於香港北角電器道169號宏利保險中心35樓B室。韻揚及其附屬公司之主要業務為投資控股及零售及批發兒童服裝。

財務資料乃以港幣（亦為韻揚之功能貨幣）呈列。

2. 應用新訂及經修訂香港財務報告準則（「香港財務報告準則」）

截至二零零八年五月三十一日止期間，韻揚集團首次應用香港會計師公會（「香港會計師公會」）頒佈之多項新訂準則、修訂及詮釋（「新香港財務報告準則」），該等準則於二零零八年三月一日開始之韻揚集團財政年度生效。

香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易
香港（國際財務報告詮釋委員會）－詮釋第12號	服務特許權安排
香港（國際財務報告詮釋委員會）－詮釋第14號	香港會計準則第19號－定額利益資產的限額、最低資本規定及相互之間的關係

韻揚之董事已評估採納該等新詮釋之影響及認為採納該等新詮釋對韻揚集團現時或以往會計期間之業績及財務狀況並無重大影響。因此，並無確認前期調整。

韻揚集團並無於截至二零零八年五月三十一日止三個月之經審核綜合財務報表中提早應用以下已頒佈惟未生效之新訂準則、修訂香港會計準則及香港財務報告準則或詮釋：

香港會計準則第1號（經修訂）	呈列財務報表[1]
香港會計準則第23號（經修訂）	借貸成本[1]
香港會計準則第27號（經修訂）	綜合及獨立財務報表[2]
香港會計準則第32號及1號（修訂本）	清盤產生之可沽售金融工具及責任[1]
香港財務報告準則第2號（修訂本）	歸屬條款及取消[1]
香港財務報告準則第3號（經修訂）	業務合併[2]
香港財務報告準則第8號	經營分部[1]
香港（國際財務報告詮釋委員會）－詮釋第13號	客戶忠誠計劃[3]

[1] 於二零零九年一月一日或之後開始之年度期間生效

[2] 於二零零九年七月一日或之後開始之年度期間生效

[3] 於二零零八年七月一日或之後開始之年度期間生效

韻揚之董事預期應用該等準則或詮釋不會對韻揚集團之業績及財務狀況產生重大影響。

韻揚集團之綜合現金流量表

	截至該日止三個月		截至該日止年度		
	二零零八年五月三十一日	二零零七年五月三十一日	二零零八年二月二十九日	二零零七年二月二十八日	二零零六年二月二十八日
	港幣千元	*港幣千元*（未經審核）	*港幣千元*	*港幣千元*	*港幣千元*
投資業務					
購買物業、廠房及設備	(420)	(399)	(3,030)	(1,759)	(1,662)
投資業務所用現金淨額	(420)	(399)	(3,030)	(1,759)	(1,662)
融資業務					
新造銀行貸款	–	–	–	4,000	6,022
償還銀行貸款	(333)	(334)	(1,334)	(3,208)	(5,469)
融資租賃債務	–	–	–	–	(66)
已付利息	(234)	(258)	(1,350)	(1,176)	(979)
已付融資租賃費用	–	–	–	–	(23)
已收利息	112	125	533	482	132
已付股息	(4,000)	–	(1,000)	(1,000)	–
融資業務所用現金淨額	(4,455)	(467)	(3,151)	(902)	(383)
現金及現金等值項目增加╱(減少)淨額	402	(3,455)	18,400	12,420	1,984
於期初╱年初之現金及現金等值項目	51,980	33,032	33,032	20,612	18,628
外幣匯率變動之影響	122	216	548	–	–
於期末╱年末之現金及現金等值項目	52,504	29,793	51,980	33,032	20,612
現金及現金等值項目結餘分析					
已抵押銀行存款	2,027	2,027	2,000	2,013	2,014
現金及銀行結餘	50,477	27,766	49,980	31,019	18,598
	52,504	29,793	51,980	33,032	20,612

所附附註為本財務資料之組成部份。

韻揚集團之綜合現金流量表

	附註	截至該日止三個月 二零零八年五月三十一日 港幣千元	二零零七年五月三十一日 港幣千元 (未經審核)	截至該日止年度 二零零八年二月二十九日 港幣千元	二零零七年二月二十八日 港幣千元	二零零六年二月二十八日 港幣千元
經營業務						
除税前盈利		3,246	1,463	23,994	14,001	7,925
經作出以下調整：						
折舊	*8*	388	392	1,705	1,640	1,861
利息支出	*9*	234	258	1,350	1,176	1,002
出售物業、廠房及設備之虧損	*8*	213	139	353	188	33
利息收入	*7*	(112)	(125)	(533)	(482)	(132)
應佔聯營公司業績	*15*	74	–	–	(183)	(138)
未計營運資金變動前之經營現金流量		4,043	2,127	26,869	16,340	10,551
存貨減少／(增加)		125	(1,619)	(116)	(5,229)	1,518
貿易往來應收賬款減少／(增加)		3,740	1,755	(1,870)	501	(11,698)
預付款、按金及其他應收賬款減少／(增加)		62	20	720	(823)	7,367
應收聯營公司款項(增加)／減少		(245)	202	202	553	(755)
貿易往來應付賬款(減少)／增加		(858)	(2,164)	(1,437)	6,755	(1,631)
應付聯營公司款項(減少)／增加		(140)	–	140	–	–
其他應付賬款及應計款項(減少)／增加		(1,445)	(2,957)	1,568	(1,866)	(92)
經營所得／(所用)現金		5,282	(2,636)	26,076	16,231	5,260
(已付)／獲退回香港利得税		(5)	47	(1,495)	(1,150)	(1,231)
經營業務所得／(所用)現金淨額		5,277	(2,589)	24,581	15,081	4,029

韻揚集團之未經審核綜合權益變動報表

截至二零零七年五月三十一日止三個月

	股本 *港幣千元*	股份溢價 *港幣千元*	匯兑儲備 *港幣千元*	保留盈利 *港幣千元*	合計 *港幣千元*
於二零零七年三月一日	10	19,986	–	40,995	60,991
本期間盈利	–	–	–	806	806
換算海外業務財務報表產生之匯兑差額	–	–	216	–	216
二零零七年五月三十一日（未經審核）	10	19,986	216	41,801	62,013

所附附註為本財務資料之組成部份。

韻揚集團之綜合權益變動報表

	股本 港幣千元	股份溢價 港幣千元	匯兑儲備 港幣千元	擬派發 末期股息 港幣千元	保留盈利 港幣千元	合計 港幣千元
於二零零五年三月一日	10	19,986	–	–	22,226	42,222
本年度盈利	–	–	–	–	7,009	7,009
擬派發末期股息	–	–	–	1,000	(1,000)	–
於二零零六年二月二十八日及二零零六年三月一日	10	19,986	–	1,000	28,235	49,231
二零零六年已派發末期股息	–	–	–	(1,000)	–	(1,000)
本年度盈利	–	–	–	–	12,760	12,760
換算海外業務財務報表產生之匯兑差額	–	–	–	–	–	–
於二零零七年二月二十八日及二零零七年三月一日	10	19,986	–	–	40,995	60,991
本年度盈利	–	–	–	–	21,344	21,344
換算海外業務財務報表產生之匯兑差額	–	–	548	–	–	548
已派發中期股息	–	–	–	–	(1,000)	(1,000)
擬派發末期股息	–	–	–	4,000	(4,000)	–
於二零零八年二月二十九日及二零零八年三月一日	10	19,986	548	4,000	57,339	81,883
二零零八年已派發末期股息	–	–	–	(4,000)	–	(4,000)
本期間盈利	–	–	–	–	2,544	2,544
換算海外業務財務報表產生之匯兑差額	–	–	121	–	–	121
於二零零八年五月三十一日	10	19,986	669	–	59,883	80,548

所附附註為本財務資料之組成部份。

韻揚之資產負債表

	附註	於 二零零八年 五月三十一日 港幣千元	二零零八年 二月二十九日 港幣千元	二零零七年 二月二十八日 港幣千元	二零零六年 二月二十八日 港幣千元
非流動資產					
物業、廠房及設備	13	1,612	1,945	1,386	1,421
於附屬公司之投資	14	5,000	5,000	5,000	5,000
於聯營公司之權益	15	807	807	807	807
可供出售之金融資產	16	360	360	360	360
		7,779	8,112	7,553	7,588
流動資產					
存貨	17	13,009	14,761	14,677	10,583
貿易往來應收賬款	18	8,035	13,123	12,889	12,545
預付款、按金及其他應收賬款	18	2,629	1,777	1,517	2,459
應收聯營公司款項	19	245	–	202	755
應收附屬公司款項	14	247	8,826	7,613	7,317
可退回稅項		–	–	220	–
已抵押銀行存款	32	2,027	2,000	2,013	2,014
現金及銀行結餘		34,299	23,511	13,350	4,794
		60,491	63,998	52,481	40,467
流動負債					
貿易往來應付賬款	21	7,379	8,397	10,053	3,762
其他應付賬款及應計款項	21	2,738	3,713	2,420	4,479
一年內到期之貸款	22	1,111	1,444	1,334	1,986
應付聯營公司款項	19	–	140	–	–
應繳稅項		840	613	–	854
		12,068	14,307	13,807	11,081
流動資產淨值		48,423	49,691	38,674	29,386
資產總值減流動負債		56,202	57,803	46,227	36,974
非流動負債					
一年後到期之貸款	22	–	–	1,444	–
資產淨值		56,202	57,803	44,783	36,974
韻揚權益持有人應佔資本及儲備:					
股本	23	10	10	10	10
儲備	24	56,192	57,793	44,773	36,964
總權益		56,202	57,803	44,783	36,974

所附附註為本財務資料之組成部份。

韻揚集團之綜合資產負債表

	附註	於二零零八年五月三十一日 港幣千元	於二零零八年二月二十九日 港幣千元	於二零零七年二月二十八日 港幣千元	於二零零六年二月二十八日 港幣千元
非流動資產					
物業、廠房及設備	13	3,611	3,764	2,875	2,944
於聯營公司之權益	15	1,024	1,098	1,098	928
可供出售之金融資產	16	360	360	360	360
		4,995	5,222	4,333	4,232
流動資產					
存貨	17	21,434	21,695	21,614	16,704
貿易往來應收賬款	18	10,605	14,462	12,306	12,807
預付款、按金及其他應收賬款	18	6,233	6,401	7,000	6,177
應收聯營公司款項	19	245	–	202	755
可退回税項		–	–	220	–
已抵押銀行存款	32	2,027	2,000	2,013	2,014
現金及銀行結餘	20	50,477	49,980	31,019	18,598
		91,021	94,538	74,374	57,055
流動負債					
貿易往來應付賬款	21	8,194	9,067	10,517	3,762
其他應付賬款及應計款項	21	3,937	5,382	3,814	5,680
一年內到期之貸款	22	1,111	1,444	1,334	1,986
應付聯營公司款項	19	–	140	–	–
應繳税項		2,226	1,844	607	628
		15,468	17,877	16,272	12,056
流動資產淨值		75,553	76,661	58,102	44,999
資產總值減流動負債		80,548	81,883	62,435	49,231
非流動負債					
一年後到期之貸款	22	–	–	1,444	–
資產淨值		80,548	81,883	60,991	49,231
韻揚權益持有人應佔資本及儲備：					
股本	23	10	10	10	10
儲備		80,538	81,873	60,981	49,221
總權益		80,548	81,883	60,991	49,231

所附附註為本財務資料之組成部份。

A. 財務資料

韻揚集團之綜合損益表

	附註	截至該日止三個月 二零零八年 五月 三十一日 港幣千元	截至該日止三個月 二零零七年 五月 三十一日 港幣千元 (未經審核)	截至該日止年度 二零零八年 二月 二十九日 港幣千元	截至該日止年度 二零零七年 二月 二十八日 港幣千元	截至該日止年度 二零零六年 二月 二十八日 港幣千元
營業額	5	32,701	30,158	159,679	129,239	121,395
銷售成本		(13,849)	(13,901)	(70,339)	(55,612)	(58,171)
毛利		18,852	16,257	89,340	73,627	63,224
其他收益	7	212	132	773	638	178
其他收入	8	306	268	445	–	–
分銷成本		(11,367)	(11,365)	(49,564)	(45,142)	(41,701)
行政費用		(4,449)	(3,571)	(15,650)	(14,129)	(12,912)
經營盈利	8	3,554	1,721	25,344	14,994	8,789
財務費用	9	(234)	(258)	(1,350)	(1,176)	(1,002)
應佔聯營公司業績	15	(74)	–	–	183	138
除稅前盈利		3,246	1,463	23,994	14,001	7,925
所得稅開支	10	(702)	(657)	(2,650)	(1,241)	(916)
本期間／年度盈利		2,544	806	21,344	12,760	7,009
韻揚權益持有人應佔本期間／年度盈利		2,544	806	21,344	12,760	7,009
股息	11	–	–	5,000	–	1,000

所附附註為本財務資料之組成部份。

而公平地呈列財務資料有關之內部監控，以設計有關情況下適當之審核程序，惟並非為對該公司之內部監控成效發表意見。審核亦包括評價董事所採用會計政策之合適性及所作出會計估計之合理性，以及評價財務資料之整體呈列方式。

吾等相信，吾等已獲得充足及適當之審核憑證，為吾等之審核意見提供基礎。

就截至二零零七年五月三十一日止三個月之財務資料而言，吾等有責任根據吾等之審閱，為財務資料作出獨立總結，並向 閣下報告。吾等已根據香港會計師公會頒佈之香港審閱業務準則第2410號「公司獨立核數師對中期財務資料之審閱」進行審閱工作。審閱包括向負責財務及會計事宜者作出查詢，並應用分析及其他審閱程序。審閱範圍遠較根據香港核數準則進行之審核為小，因此不能使吾等可保證吾等會知悉進行審核而可能辨識之一切重要事項。因此，吾等不會就截至二零零七年五月三十一日止三個月之財務資料發表審核意見。

意見及審閱總結

吾等認為，就本報告而言，截至二零零六年二月二十八日、二零零七年二月二十八日及二零零八年二月二十九日止年度各年及截至二零零八年五月三十一日止三個月之財務資料已根據香港財務報告準則真實而公平地反映韻揚集團於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日之業務狀況，以及韻揚集團於截至該等日期止年度及期間之業績及現金流量。

根據吾等之審閱，就本報告而言，吾等並無察覺到有任何事項可使吾等相信截至二零零七年五月三十一日止三個月之財務資料在各重大方面並非根據香港財務報告準則編製。

編製基準

財務資料已由韻揚之董事根據截至二零零六年二月二十八日、二零零七年二月二十八日及二零零八年二月二十九日止年度各年之經審核綜合財務報表及截至二零零七年及二零零八年五月三十一日止三個月之未經審核綜合財務報表及下文附註3所載之基準而編製。

於本報告日期，韻揚集團於第144至145頁所載之主要附屬公司及聯營公司擁有直接權益。所有該等公司已採納二月二十八日為其財政年度截止日期。

於截至二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日止年度韻揚集團之法定綜合財務報表乃根據香港公認會計準則編製，並由執業會計師霍笑容先生審核。

董事就財務資料之責任

韻揚董事須負責根據由香港會計師公會頒佈之香港財務報告準則編製及真實而公平地呈列財務資料。此項責任包括設計、實施及維護與編製及真實而公平地呈列財務資料有關之內部監控，以使財務資料不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇和應用適當之會計政策；及按情況作出合理之會計估計。 貴公司董事對載入本報告之通函之內容負責。

申報會計師之責任

就截至二零零六年二月二十八日、二零零七年二月二十八日及二零零八年二月二十九日止年度各年及截至二零零八年五月三十一日止三個月之財務資料而言，吾等之責任為根據吾等之審核對財務資料作出意見。吾等按照香港會計師公會頒佈之香港核數準則進行吾等之審核工作。該等準則規定吾等遵守道德要求，計劃及進行審核以合理確定財務資料是否確無任何重大錯誤陳述。吾等亦已根據香港會計師公會頒佈之核數指引第3.340條「售股章程及申報會計師」進行所需之其他程序。

審核涉及執行程序以獲取有關財務資料所載金額及披露資料之審核憑證。所選定之程序取決於申報會計師之判斷，包括評估由於欺詐或錯誤而導致財務資料存在重大錯誤陳述之風險。於評估該等風險時，申報會計師考慮與該公司編製及真實

以下為獨立申報會計師國衛會計師事務所(英國特許會計師及香港執業會計師)編製之報告全文，僅供載入本通函。

HLB 國衛會計師事務所
Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

香港
中環
畢打街11號
置地廣場
告羅士打大廈31樓

敬啟者：

緒言

吾等於下文呈報有關韻揚集團有限公司(「韻揚」)及其附屬公司(以下統稱「韻揚集團」)之財務資料(包括於二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日及二零零八年五月三十一日韻揚之綜合資產負債表及資產負債表，及截至二零零六年二月二十八日、二零零七年二月二十八日、二零零八年二月二十九日止年度各年及截至二零零七年及二零零八年五月三十一日止三個月期間(「有關期間」)之綜合損益表、綜合現金流量表及綜合權益變動表，以及主要會計政策概要及其他說明附註(「財務資料」))之報告，以供載入和記行(集團)有限公司(「貴公司」)於二零零八年九月二十六日就建議收購韻揚80%已發行股本而刊發之通函(「通函」)。

韻揚於一九九八年一月二十三日在香港註冊成立為有限公司。韻揚之註冊辦事處位於香港北角電氣道169號宏利保險中心35樓B室。韻揚集團之主要業務為零售及批發兒童服裝。

(c) 應收／(應付)關聯人士款項：

	二零零八年 六月三十日 *港幣千元* (未經審核)	二零零七年 十二月三十一日 *港幣千元* (經審核)
應收聯營公司款項	34,974	14,260
分類為流動負債之應付關聯公司款項	(974)	(1,343)

21. 資產抵押

	二零零八年 六月三十日 *港幣千元* (未經審核)	二零零七年 十二月三十一日 *港幣千元* (經審核)
存貨	9,218	19,601
投資物業	15,141	7,100
持作出售物業	23,400	23,400
銀行存款	92,252	86,796
物業、廠房及設備	16,313	–
一間附屬公司之全部資產	20,887	19,602

金額乃本集團就取得銀行及其他持牌財務機構信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

22. 結算日後事項

(a) 於二零零八年九月二日，本公司之全資附屬公司俊峰控股有限公司(「俊峰」)與賣方訂立買賣協議，據此俊峰同意收購韻揚集團有限公司(「韻揚」)已發行股本之80%，總代價為港幣96,200,000元。進一步詳情載於本公司日期為二零零八年九月四日之公告。

(b) 向錦興集團有限公司之全資附屬公司Cross Profit Capital Limited發行之本金總額港幣30,000,000元之7.25%票息可換股貸款票據經已到期，並已於二零零八年九月五日全數償還。

(c) 於二零零八年九月十八日，本公司之附屬公司快意汽車有限公司向李文輝先生(本公司董事兼控股股東)購買一輛古董法拉利汽車。進一步詳情載於本公司日期為二零零八年九月十八日之公告。

23. 批准中期財務報告

董事會已於二零零八年九月十八日批准本中期財務報告。

19. 衍生金融工具

於二零零八年六月三十日，本集團已簽署以港元、日圓、歐元、美元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

名義金額	到期日	匯率
賣價500,000新加坡元	二零零八年七月三十一日	0.01332新加坡元兑1日圓
賣價221,349新加坡元	二零零八年七月三十一日	0.01378新加坡元兑1日圓
賣價493,667新加坡元	二零零八年八月十五日	1.3658新加坡元兑1美元
賣價21,957新加坡元	二零零八年八月十五日	1.3658新加坡元兑1美元
賣價587新加坡元	二零零八年八月十五日	1.3658新加坡元兑1美元
賣價港幣9,928,139元	二零零八年十二月三十日	港幣12.25元兑1歐元
賣價港幣9,209,015元	二零零八年十二月三十日	港幣12.439元兑1歐元
賣價港幣4,126,375元	二零零八年十一月十四日	港幣12.15元兑1歐元

20. 與關聯人士之主要交易

(a) 期內，本集團曾進行下列主要關聯人士交易：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
付予一間關聯公司(代一份樓宇管理基金收取)之管理費及代理費	–	2,097
售貨予關聯公司	–	4,600
向一位董事購入貨物	–	1,350
收購由一名共同股東擁有的公司之股本及股東貸款	4,300	–
收取一間聯營公司之服務收入	109	–

(b) 重要管理人員之報酬

期內董事及其他重要管理人員之薪酬如下：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
短期僱員福利	4,677	4,506
強制性公積金供款	19	23
	4,696	4,529

(c) 根據一項於二零零六年六月三十日訂立之股份購買及認購協議，本公司之一間附屬公司於出售前發出一項金額最多為人民幣11,000,000元（約港幣11,800,000元）之擔保，以擔保償付所出售公司之若干負債。截至二零零八年六月三十日止期間內，已根據擔保支付約港幣8,450,000元，而約港幣950,000元（二零零七年十二月三十一日：港幣7,500,000元）已於本集團綜合財務報表中確認。於二零零八年六月三十日，擔保之餘額約為港幣5,100,000元（二零零七年十二月三十一日：港幣3,500,000元）。

(d) 根據於二零零八年五月十六日簽訂之股份收購協議，本公司之一間附屬公司同意按代價港幣19,500,000元收購香港新概念控股有限公司已發行股本之60%。代價之餘款港幣9,750,000元可作出調整，並須分兩期支付。有關詳情，請參閱本公司日期為二零零八年六月六日之通函。

18. 承擔

(a) 資本承擔

	二零零八年 六月三十日 *港幣千元* （未經審核）	二零零七年 十二月三十一日 *港幣千元* （經審核）
已獲授權惟尚未訂約	–	579
已訂約惟尚未撥備	24,400	46
	24,400	625

(b) 經營租賃承擔

於二零零八年六月三十日，本集團租賃多間零售店、辦公室及倉庫，而根據以下不可撤銷經營租賃之承擔及屆滿期如下：

	二零零八年 六月三十日 *港幣千元* （未經審核）	二零零七年 十二月三十一日 *港幣千元* （經審核）
一年內	39,061	22,947
第二至第五年	26,168	25,096
	65,229	48,043

由於不可能預先斷定額外租賃款項，上述租賃承擔僅包括基本租金，不包括應付額外租金（或然租金）（如有）之承擔，一般乃以未來銷售額減有關租金後按預先設定百分比釐定。

於二零零八年五月三十日，本集團按代價港幣19,500,000元收購香港新概念控股有限公司已發行股本之60%，代價之餘款港幣9,750,000元可作出調整，並須分兩期支付。於收購日期，由於有關金額不可能可靠地計量，故並無計入上述調整。因收購產生之商譽金額約為港幣24,148,000元。

在該交易中收購之負債淨額及產生之商譽如下：

	所收購公司於合併前之賬面值 *港幣千元* (未經審核)	公平值調整 *港幣千元* (未經審核)	公平值總額 *港幣千元* (未經審核)
收購之負債淨額：			
物業、廠房及設備	2,900	–	2,900
商譽	4	–	4
存貨	16,139	–	16,139
貿易往來及其他應收賬款	6,175	–	6,175
現金及現金等值項目	1,289	–	1,289
貿易往來及其他應付賬款	(39,546)	–	(39,546)
應付稅項	(3)	–	(3)
	(13,042)	–	(13,042)
商譽			24,148
交易成本			(1,356)
總代價			9,750
償付：			
現金			9,750
收購之現金流出淨額：			
現金代價			(9,750)
收購之現金及現金等值項目			1,289
			(8,461)

17. 或然負債

(a) 本公司為附屬公司獲取銀行及其他信貸向若干銀行作出公司擔保，為數約港幣327,890,000元(二零零七年十二月三十一日：港幣279,862,000元)。

(b) 本公司為附屬公司發出其他擔保，為數約港幣14,321,000元(二零零七年十二月三十一日：港幣24,559,000元)。

附註：

i. 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之決議案，股本重整於同日生效。據此，本公司法定股本為港幣350,000,000元，分為3,500,000,000股每股面值港幣0.10元之股份。

ii. 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之決議案，藉註銷每股已發行股份之已繳股本逹港幣0.90元，將每股已發行股份面值由港幣1.00元減至港幣0.10元。

iii. 根據本公司股東於二零零八年四月三十日舉行之股東特別大會上通過之決議案，按於二零零八年四月三十日名列本公司股東名冊之股東每持有五股每股面值港幣0.10元經調整股份獲發一股面值港幣0.10元股份之比例，而發行51,062,951股紅股。上述港幣5,106,295.10元之金額乃從本公司繳入盈餘賬撥充資本。

16. 收購附屬公司

於二零零八年一月十八日，本集團按代價港幣2,500,000元收購裕寧控股有限公司已發行股本之100%。因收購而產生之商譽金額約為港幣145,000元。

在該交易中收購之資產淨值及產生之商譽如下：

	所收購公司於合併前之賬面值 *港幣千元* (未經審核)	公平值調整 *港幣千元* (未經審核)	公平值總額 *港幣千元* (未經審核)
收購之資產淨值：			
投資物業	8,041	–	8,041
其他應收賬款	2	–	2
現金及現金等值項目	29	–	29
貿易往來及其他應付賬款	(1,839)	–	(1,839)
有抵押銀行貸款	(3,660)	–	(3,660)
	2,573	–	2,573
商譽			145
交易成本			(218)
總代價			2,500
償付：			
現金			2,500
收購之現金流出淨額：			
現金代價			(2,500)
收購之現金及現金等值項目			29
			(2,471)

14. 貸款

	二零零八年六月三十日 港幣千元 (未經審核)	二零零七年十二月三十一日 港幣千元 (經審核)
銀行透支	1,147	583
銀行貸款	90,937	83,750
	92,084	84,333
有抵押(附註21)	81,376	75,309
無抵押	10,708	9,024
	92,084	84,333
上述貸款屆滿期如下：		
一年內	69,799	70,827
一年以上，但不超過兩年	3,734	2,760
兩年以上，但不超過五年	11,644	4,305
五年以上	6,907	6,441
	92,084	84,333
減去：列於流動負債項下一年內到期應付款項	(69,799)	(70,827)
一年後到期應付款項	22,285	13,506

本集團貸款於二零零八年六月三十日之公平值與相應賬面值相若。

15. 股本

	股份數目	股本 *港幣千元*
法定股本：		
於二零零八年一月一日每股面值港幣1.00元之普通股(二零零七年：每股面值港幣1.00元)	350,000,000	350,000
股本重整之影響 *(附註i)*	3,150,000,000	–
於二零零八年六月三十日每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
每股面值港幣1.00元之普通股(二零零七年：每股面值港幣1.00元)		
於二零零八年一月一日	255,314,759	255,314
削減股本之影響 *(附註ii)*	–	(229,782)
發行紅股之影響 *(附註iii)*	51,062,951	5,106
於二零零八年六月三十日每股面值港幣0.10元	306,377,710	30,638

12. 貿易往來及其他應收賬款

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款於結算日之賬齡分析如下：

	二零零八年六月三十日 港幣千元 (未經審核)	二零零七年十二月三十一日 港幣千元 (經審核)
三十天以內	47,784	82,794
三十一天至六十天	14,581	18,699
六十一天至九十天	3,264	6,048
九十一天至一年	24,533	16,396
一年以上	3,416	1,349
貿易往來應收賬款減呆賬撥備總額	93,578	125,286
訂金、預付款及其他應收賬款	128,018	59,789
	221,596	185,075

於二零零八年六月三十日，本集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

13. 貿易往來及其他應付賬款

貿易往來及其他應付賬款於結算日之賬齡分析如下：

	二零零八年六月三十日 港幣千元 (未經審核)	二零零七年十二月三十一日 港幣千元 (經審核)
三十天以內	26,314	7,995
三十一天至六十天	7,265	3,111
六十一天至九十天	6,296	8,953
九十一天至一年	8,952	1,410
一年以上	654	2,314
貿易往來應付賬款總額	49,481	23,783
客戶訂金、應付費用及其他應付賬款	310,189	220,173
	359,670	243,956

於二零零八年六月三十日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

8. 股息

董事議決就截至二零零八年六月三十日止六個月不宣派中期股息（截至二零零七年六月三十日止六個月：無）。

9. 投資物業

	二零零八年六月三十日 港幣千元 (未經審核)	二零零七年十二月三十一日 港幣千元 (經審核)
於期／年初	9,600	234,918
出售附屬公司	—	(227,340)
於損益表確認之公平值增加	—	2,022
收購一間附屬公司	8,041	—
於期／年末	17,641	9,600

本集團投資物業於二零零八年六月三十日由獨立專業估值師萊斯評估有限公司按公開市場及現有使用基準進行重估。

本集團以賬面值約港幣15,141,000元之投資物業（二零零七年：港幣7,100,000元）作為抵押，藉以為授予本集團之信貸作擔保（附註第21項）。

10. 物業、廠房及設備

	二零零八年六月三十日 港幣千元 (未經審核)	二零零七年十二月三十一日 港幣千元 (經審核)
於期／年初	44,541	100,479
匯兑差額	555	210
添置	4,472	31,191
收購附屬公司	4,833	—
出售	(1,609)	(1,539)
出售附屬公司	(55)	(75,046)
折舊	(5,284)	(10,754)
於期／年末	47,453	44,541

於二零零八年六月三十日，本集團以賬面值約港幣16,313,000元（二零零七年：無）之機動遊艇作為抵押，藉以為授予本集團之信貸擔保（附註第21項）。

11. 存貨

	二零零八年六月三十日 港幣千元 (未經審核)	二零零七年十二月三十一日 港幣千元 (經審核)
製成品	226,380	109,361
零件	21,826	15,632
	248,206	124,993

上述金額內之港幣9,218,000元（二零零七年：港幣19,601,000元）之製成品，被用作銀行貸款之抵押（附註第21項）。

5. 財務費用

	截至六月三十日止六個月	
	二零零八年	二零零七年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
利息支出於：		
五年內全數償還之銀行貸款、信託收據貸款及透支	1,883	5,953
五年後全數償還之銀行貸款	339	114
五年內全數償還之其他貸款	1,473	1,416
	3,695	7,483
融資租賃費用	6	49
銀行費用	111	158
	3,812	7,690

6. 所得稅開支

由於本集團期內並無應課稅盈利，故期內並無就香港利得稅作出撥備(二零零七年：17.5%)。

海外稅項乃根據各自司法權區之現行稅率計算。

	截至六月三十日止六個月	
	二零零八年	二零零七年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
本期間稅項：		
香港	–	366
海外	475	13
	475	379
遞延稅項：		
香港	–	(194)
海外	(2)	–
本公司及其附屬公司應佔所得稅開支	473	185

7. 每股虧損

每股基本虧損之計算方法，乃根據期內本公司權益持有人應佔虧損約港幣17,825,000元(二零零七年：港幣20,565,000元)及期內已發行普通股之加權平均數306,377,710股(二零零七年：272,680,594股(重列))計算，並已就二零零八年四月三十日批准之發行紅股的影響作調整。二零零七年之每股基本虧損亦已作相應調整。

截至二零零八年及二零零七年六月三十日止期間之每股攤薄虧損與每股基本虧損相同。由於本公司之未行使優先認股權及可換股貸款票據具有反攤薄影響，因此計算每股攤薄虧損時，本公司之未行使優先認股權及可換股貸款票據並無計算在內。

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中國及澳門。下表按市場地區分析本集團之營業額(不論商品／服務之原產地)：

	地區分類之營業額		對經營業績之貢獻	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零八年	二零零七年	二零零八年	二零零七年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
香港	428,242	388,127	885	(294)
新加坡	39,473	32,564	1,972	777
馬來西亞	17,669	14,896	2,042	859
中國	51,345	15,369	(3,776)	(2,587)
澳門	4,192	5,862	(102)	17
其他	–	728	–	29
	540,921	457,546	1,021	(1,199)
其他營業收入			2,807	1,447
未分類公司支出			(11,906)	(10,294)
經營虧損			(8,078)	(10,046)

4. **經營虧損**

	截至六月三十日止六個月	
	二零零八年	二零零七年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
經營業務之虧損已扣除：		
確認為開支之存貨成本(包括在銷售成本)	437,954	372,325
預付租賃款項攤銷	17	–
折舊：		
－自置資產	4,908	4,742
－融資租賃資產	376	441
僱員成本，包括董事酬金	55,500	41,800
出售物業、廠房及設備之虧損	–	7
股份付款開支	–	172
並已計入：		
利息收入	4,815	544
出售物業、廠房及設備之收益	985	–

截至二零零七年六月三十日止六個月

	汽車及汽車配件 *港幣千元* (未經審核)	電器 *港幣千元* (未經審核)	物業投資 *港幣千元* (未經審核)	其他 *港幣千元* (未經審核)	抵銷 *港幣千元* (未經審核)	綜合賬目 *港幣千元* (未經審核)
營業額						
外部銷售收益	338,573	98,910	7,463	12,600	–	457,546
業務之間銷售收益	–	–	–	–	–	–
營業總額	338,573	98,910	7,463	12,600	–	457,546
業績						
分類業績	2,123	27	3,384	(5,286)	–	248
未分類公司支出						(10,294)
經營虧損						(10,046)
財務費用						(7,690)
應佔一家聯營公司業績	(609)	–	–	–	–	(609)
除稅前虧損						(18,345)
所得稅開支						(185)
本期間虧損						(18,530)

香港財務報告準則第8號	經營分部[1]
香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠計劃[3]

[1] 於二零零九年一月一日或之後開始之年度期間生效

[2] 於二零零九年七月一日或之後開始之年度期間生效

[3] 於二零零八年七月一日或之後開始之年度期間生效

3. 業務及地區分類

業務分類

本集團之主要業務為汽車及汽車配件、電器及物業投資。該等部門為本集團呈報其主要分類資料之基準。業務分類資料呈列如下。

截至二零零八年六月三十日止六個月

	汽車及汽車配件 *港幣千元* (未經審核)	電器 *港幣千元* (未經審核)	物業投資 *港幣千元* (未經審核)	其他 *港幣千元* (未經審核)	抵銷 *港幣千元* (未經審核)	綜合賬目 *港幣千元* (未經審核)
營業額						
外部銷售收益	428,437	103,512	515	8,457	–	540,921
業務之間銷售收益	–	–	–	–	–	–
營業總額	428,437	103,512	515	8,457	–	540,921
業績						
分類業績	13,915	2,073	151	(12,311)	–	3,828
未分類公司支出						(11,906)
經營虧損						(8,078)
財務費用						(3,812)
擔保撥備						(950)
除税前虧損						(12,840)
所得税開支						(473)
本期間虧損						(13,313)

附註：

1. 主要會計政策

編製基準

本集團已根據香港會計師公會（「香港會計師公會」）頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」、其他相關之香港會計準則、詮釋及香港財務報告準則（「香港財務報告準則」），以及香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則之適用披露規定，編製未經審核簡明綜合財務報表。

未經審核簡明綜合財務報表按歷史成本慣例編製，惟若干以公平值計入損益之金融工具除外。

未經審核簡明綜合財務報表應與本集團截至二零零七年十二月三十一日止年度之年度財務報表一併閱讀。

用於編製本未經審核簡明綜合財務報表之會計政策與編製本集團截至二零零七年十二月三十一日止年度之年度綜合財務報表所使用者貫徹一致，惟本公告披露之會計政策除外。

2. 應用新訂及經修訂香港財務報告準則

香港會計師公會已頒佈多項新訂準則、修訂及詮釋，將於二零零八年一月一日或之後開始之會計期間生效。本集團已採納下列有關其業務之新訂／經修訂香港財務報告準則：

香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號：集團及財務股份交易
香港（國際財務報告詮釋委員會）－詮釋第12號	服務經營權安排
香港（國際財務報告詮釋委員會）－詮釋第14號	香港會計準則第19號－對界定利益資產、最低資金規定及其互動之限制

本公司董事已評估採納該等新詮釋之影響，並認為採納該等新詮釋將不會對本集團本期或以往會計期間之業績或財務狀況產生重大影響。因此，並無確認任何前期調整。

本集團並無在截至二零零八年六月三十日止六個月之未經審核簡明綜合財務報表中提早應用以下已頒佈但尚未生效之新訂及經修訂香港會計準則及香港財務報告準則或詮釋：

香港會計準則第1號（經修訂）	呈列財務報表[1]
香港會計準則第23號（經修訂）	借貸成本[1]
香港會計準則第27號（經修訂）	綜合及獨立財務報表[2]
香港會計準則第32號及1號（修訂本）	可認沽金融工具及清盤時產生之責任[1]
香港財務報告準則第2號（修訂本）	歸屬條件及註銷[1]
香港財務報告準則第3號（經修訂）	業務合併[2]

簡明綜合權益變動表

(未經審核)
本公司權益持有人應佔

	股本 港幣千元	股份溢價 港幣千元	資本贖回儲備 港幣千元	優先認股權儲備 港幣千元	匯兌儲備 港幣千元	可換股貸款票據之權益部份 港幣千元	繳入盈餘 港幣千元	其他儲備 港幣千元	(累計虧損)／保留盈利 港幣千元	少數股東權益 港幣千元	合計 港幣千元
於二零零八年一月一日	255,314	4,960	916	2,017	(4,170)	185	–	151,236	(30,080)	22,476	402,854
削減股本所產生	(229,782)	–	–	–	–	–	229,782	–	–	–	–
股本重組時撤銷累計虧損	–	–	–	–	–	–	(229,782)	–	229,782	–	–
發行紅股	5,106	–	–	–	–	–	–	–	(5,106)	–	–
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	–	2,561	–	–	–	–	287	2,848
因收購附屬公司而產生之少數股東權益增加	–	–	–	–	–	–	–	–	–	(8,694)	(8,694)
期內(虧損)／盈利	–	–	–	–	–	–	–	–	(17,825)	4,512	(13,313)
於二零零八年六月三十日	30,638	4,960	916	2,017	(1,609)	185	–	151,236	176,771	18,581	383,695

(未經審核)
本公司權益持有人應佔

	股本 港幣千元	股份溢價 港幣千元	資本贖回儲備 港幣千元	優先認股權儲備 港幣千元	匯兌儲備 港幣千元	可換股貸款票據之權益部份 港幣千元	其他儲備 港幣千元	累計虧損 港幣千元	少數股東權益 港幣千元	合計 港幣千元
於二零零七年一月一日	221,615	–	916	–	(4,155)	185	151,236	(65,821)	15,003	318,979
因行使優先認股權而發行普通股	100	–	–	–	–	–	–	–	–	100
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	–	146	–	–	–	302	448
股份付款開支	–	–	–	172	–	–	–	–	–	172
期內(虧損)／盈利	–	–	–	–	–	–	–	(20,565)	2,035	(18,530)
於二零零七年六月三十日	221,715	–	916	172	(4,009)	185	151,236	(86,386)	17,340	301,169

簡明綜合現金流量表

	二零零八年 港幣千元 (未經審核)	二零零七年 港幣千元 (未經審核)
經營業務所用現金淨額	(91,643)	(17,062)
投資業務所用現金淨額	(24,155)	(6,209)
融資業務所用現金淨額	(2,466)	(5,755)
現金及現金等值項目減少淨額	(118,264)	(29,026)
於一月一日之現金及現金等值項目	363,366	22,023
外幣匯率變動之影響	2,601	448
於六月三十日之現金及現金等值項目	247,703	(6,555)

現金及現金等值項目結餘分析

即：		
現金及現金等值項目	248,850	17,870
銀行透支	(1,147)	(24,603)
包括在持作買賣之非流動資產之現金及現金等值項目	–	178
	247,703	(6,555)

	附註	二零零八年 六月三十日 港幣千元 (未經審核)	二零零七年 十二月三十一日 港幣千元 (經審核)
非流動負債			
一年後到期之融資租賃債務		141	168
一年後到期之貸款	*14*	22,285	13,506
遞延税項負債		6	6
		22,432	13,680
資產淨值		383,695	402,854
資本及儲備			
股本	*15*	30,638	255,314
儲備		334,476	125,064
本公司權益持有人應佔權益		365,114	380,378
少數股東權益		18,581	22,476
總權益		383,695	402,854

簡明綜合資產負債表

	附註	二零零八年六月三十日 港幣千元 (未經審核)	二零零七年十二月三十一日 港幣千元 (經審核)
非流動資產			
投資物業	9	17,641	9,600
物業、廠房及設備	10	47,453	44,541
預付租賃款項		1,565	1,558
商譽		27,087	2,787
於聯營公司之權益		114	—
可供出售之金融資產		30,527	30,527
遞延税項資產		18	16
		124,405	89,029
流動資產			
存貨	11	248,206	124,993
持作出售物業之可變現淨值		23,400	23,400
貿易往來及其他應收賬款	12	221,596	185,075
應收聯營公司款項		34,974	14,260
其他以公平值計入損益的金融資產		17	17
現金及現金等值項目		248,850	363,949
		777,043	711,694
流動負債			
貿易往來及其他應付賬款	13	359,670	243,956
應付票據		32,903	36,758
應付税項		1,363	162
應付關聯公司款項		974	1,343
可換股貸款票據		30,538	30,207
一年內到期之融資租賃債務		74	936
一年內到期之貸款	14	69,799	70,827
		495,321	384,189
流動資產淨值		281,722	327,505
資產總值減流動負債		406,127	416,534

3. 本集團截至二零零八年六月三十日止六個月之未經審核簡明綜合財務報表

以下為本集團截至二零零八年六月三十日止六個月之未經審核簡明綜合財務報表，連同摘錄自本公司截至二零零八年三月三十一日止六個月之中期報告之隨附附註。

簡明綜合損益表
截至六月三十日止六個月

	附註	二零零八年 港幣千元 (未經審核)	二零零七年 港幣千元 (未經審核)
營業額	3	540,921	457,546
銷售成本		(437,954)	(372,325)
毛利		102,967	85,221
其他營業收入		2,807	1,447
分銷成本		(41,335)	(30,990)
行政費用		(72,517)	(66,232)
投資物業公平值收益		–	508
經營虧損	4	(8,078)	(10,046)
財務費用	5	(3,812)	(7,690)
擔保撥備		(950)	–
應佔聯營公司業績		–	(609)
除税前虧損		(12,840)	(18,345)
所得税開支	6	(473)	(185)
本期間虧損		(13,313)	(18,530)
應佔：			
本公司權益持有人		(17,825)	(20,565)
少數股東權益		4,512	2,035
		(13,313)	(18,530)
本公司權益持有人應佔之每股虧損			
－基本及攤薄(重列)	7	(5.82)仙	(7.54)仙
股息	8	無	無

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本之股權百分比	主要業務
Wo Kee Hong Marketing Pte Ltd (前稱 Wo Kee Hong Professional Air Conditioning Pte Ltd)	新加坡	94.8	每股面值新加坡幣1元之股份6,200,000股	分銷空調產品
Wo Kee Hong Trading Sdn Bhd	馬來西亞	100.0	每股面值馬幣1元之普通股份5,100,000股	分銷影音設備
Wo Kee Joyful Limited	香港	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務

附屬公司概無於年內發行任何債務證券。

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

50. 主要聯營公司

本集團之主要聯營公司詳情如下：

聯營公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
China Premium Lifestyle Enterprise, Inc.	美國	39.8	每股面值0.005美元之普通股24,534,491股及每股面值0.001美元之優先股495,791股	投資控股
CPMM (Asia) Limited	香港	39.8	每股面值港幣1元之股份300,000股	買賣及分銷奢侈產品

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本之股權百分比	主要業務
National Cape Development Limited	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
力保派有限公司	香港	90.0	每股面值港幣1元之股份1股	買賣遊艇及配件
樂爵士娛樂國際有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份45,000股及每股面值港幣100元之普通股份2股	娛樂服務業、音樂及軟件製作
Rogers International Limited	巴哈馬	100.0	每股面值1美元之股份2股	貿易品牌控股
勵安有限公司	香港	70.5	每股面值港幣100元之股份461,687股	投資控股
萬享集團有限公司	香港	100.0	每股面值港幣1元之股份1股	買賣、分銷及零售時裝
潮流國際有限公司	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
Turbo Fast Limited	香港	100.0	每股面值港幣1元之股份1股	買賣、分銷及零售時裝
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	每股面值新加坡幣1元之普通股份4,500,000股	分銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn Bhd	馬來西亞	100.0	每股面值馬幣1元之普通股份1,000,000股	分銷影音設備
和記電業財務有限公司	香港	100.0	每股面值港幣1元之股份2股	財務及借貸
和記電業有限公司	香港	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及分銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件

49. 主要附屬公司

本公司主要附屬公司之詳情如下：

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本之股權百分比	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
快意汽車有限公司	香港	70.5	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
愛快汽車有限公司	香港	90.0	每股面值港幣1元之股份20,000,000股	汽車分銷及服務
Corich Enterprises Inc.	英屬處女群島	100.0	每股面值1美元之股份100股	投資控股
大連快意汽車貿易有限公司	中國	70.5	註冊及已繳足資本人民幣5,000,000元	汽車銷售及一般貿易
勵駿汽車有限公司	香港	70.5	每股面值港幣10元之股份60,000股	投資控股
堅榮控股有限公司	香港	90.0	每股面值港幣1元之股份1股	買賣遊艇及配件
兆洋集團有限公司	香港	70.5	每股面值港幣1元之股份1股	直升機分銷及服務
Home Crown Enterprises Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
和記電業(環球)有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
紀富國際有限公司	香港	100.0	每股面值港幣1元之股份1股	物業控股
Most Advance International Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股

計劃類別	授出日期	於二零零六年一月一日尚未行使未經調整	已失效優先認股權	於二零零六年十二月三十一日尚未行使經調整*	行使期	行使價港幣元
一九九一年	一九九九年十二月二十一日	21,237,613(a)	21,237,613	–	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	11,012,093	–	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	–	40,901	二零零一年三月六日至二零零七年三月五日	1.6610*
一九九一年	二零零一年五月二十八日	6,292,629	–	629,262	二零零一年六月二十九日至二零零七年六月二十九日	1.6610*
二零零一年	二零零一年八月十日	111,694,164	–	11,169,415	二零零一年九月十四日至二零零七年九月十八日	1.6610*
二零零一年	二零零一年八月二十九日	1,573,150(a)	–	157,314	二零零一年九月三十日至二零零七年九月二十九日	1.6610*
二零零二年	二零零二年六月四日	13,843,779	–	1,384,375	二零零二年六月四日至二零零八年六月三日	1.0000*
二零零二年	二零零二年九月二十四日	26,254,800	–	2,625,480	二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
總計：		192,317,247	32,249,706	16,006,747		

* 經就二零零六年六月進行之股份合併作出調整。

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

於二零零七年，於年內因僱員（包括董事）接納優先認股權而收取之總代價約為港幣2,433,000元。（二零零六年：無）。

48. 股息

於二零零六年及二零零七年概無任何派息或擬派發股息，自結算日起亦無任何擬派發股息。

計劃類別	授出日期	於二零零六年一月一日尚未行使未經調整	已失效優先認股權	於二零零六年十二月三十一日尚未行使經調整*	行使期	行使價港幣元
一九九一年	一九九九年十二月二十一日	22,890,928	22,890,928	–	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	11,531,229	–	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	471,947*	–	二零零零年十一月五日至二零零六年十一月四日	2.3470*
一九九一年	二零零一年一月十八日	409,019	–	40,901	二零零一年三月六日至二零零七年三月十四日	1.6610*
一九九一年	二零零一年五月二十八日	6,292,629	–	629,262	二零零一年六月二十九日至二零零七年六月二十九日	1.6610*
二零零一年	二零零一年八月十日	111,694,164	–	11,169,415	二零零一年九月十四日至二零零七年九月十八日	1.6610*
二零零一年	二零零一年八月二十九日	5,348,712	–	534,868	二零零一年九月三十日至二零零七年九月三十日	1.6610*
二零零一年	二零零一年十一月二十三日	1,573,156	–	157,315	二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610*
二零零二年	二零零二年六月四日	57,892,158	–	5,789,206	二零零二年六月四日至二零零八年六月三日	1.0000*
二零零二年	二零零二年九月二十四日	26,254,800	–	2,625,480	二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
總計：		248,606,265	34,894,104	20,946,447		

* 經就二零零六年六月進行之股份合併作出調整。

上表所載由董事持有之優先認股權詳情如下：

計劃類別	授出日期	於二零零七年一月一日尚未行使經調整*	已授出優先認股權	已失效優先認股權經調整*	已行使優先認股權	於二零零七年十二月三十一日尚未行使	行使期	行使價港幣元
一九九一年	二零零一年五月二十八日	629,262	–	629,262	–	–	二零零一年六月二十九日至二零零七年六月二十九日	1.6610*
二零零一年	二零零一年八月十日	11,012,100	–	11,012,100	–	–	二零零一年九月十四日至二零零七年九月十八日	1.6610*
二零零一年	二零零一年八月二十九日	157,314(a)	–	78,657	78,657(a)*	–	二零零一年九月三十日至二零零七年九月二十九日	1.6610*
二零零二年	二零零二年六月四日	755,113	–	–	220,241*	534,872*	二零零二年六月四日至二零零八年六月三日	1.0000*
二零零二年	二零零二年九月二十四日	2,425,280	–	–	1,144*	2,424,136*	二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
二零零二年	二零零七年六月十一日	–	850,000	–	350,000	500,000	二零零七年六月十一日至二零一三年六月十日	1.0000
二零零二年	二零零七年九月二十五日	–	4,470,000(a)	–	–	4,470,000(a)	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
總計：		14,979,069	5,320,000	11,720,019	650,042	7,929,008		

* 經就二零零六年六月進行之股份合併作出調整。

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

於授出日期二零零七年六月十一日、二零零七年八月九日及二零零七年九月二十五日計算之本年度授出優先認股權的公平值分別約為港幣172,000元、港幣322,000元及港幣1,659,000元，而該等金額已於年內列作以股份為基礎付款之開支。優先認股權乃使用柏力克•舒爾斯模式定價。以下為於授出日期使用柏力克•舒爾斯優先認股權定價模式計算公平值所用之重大假設：

授出優先認股權日期	二零零七年 六月十一日	二零零七年 八月九日	二零零七年 九月二十五日
授出日期之股份價格(港幣)	0.80	1.23	0.97
行使價(港幣)	1.00	1.278	1.044
預期波幅(%)	83.12	102.30	113.75
優先認股權年期(年)	0.58	0.58	0.25
股息率(%)	0.00	0.00	0.00
無風險利率(%)	4.088	3.920	3.791

在適用情況下，已根據管理層之最佳估計而調整該模式所使用之預期年期，以反映不可轉讓、行使限制(包括達到優先認股權所附市場條件的可能性)及行為考慮因素之影響。預期波幅乃基於歷史股價波動而計算。

下表披露本公司僱員(包括董事)於年內所持優先認股權以及該等認股權變動之詳情：

計劃類別	授出日期	於二零零七年一月一日尚未行使經調整#	已授出優先認股權	已失效優先認股權	已行使優先認股權	於二零零七年十二月三十一日尚未行使	行使期	行使價港幣元
一九九一年	二零零一年一月十八日	40,901	–	(40,901)#	–	–	二零零一年三月六日至二零零七年三月十四日	1.6610#
一九九一年	二零零一年五月二十八日	629,262	–	(629,262)#	–	–	二零零一年六月二十九日至二零零七年六月二十九日	1.6610#
二零零一年	二零零一年八月十日	11,169,415	–	(11,014,415)#	(155,000)#	–	二零零一年九月十四日至二零零七年九月十八日	1.6610#
二零零一年	二零零一年八月二十九日	534,868	–	(456,211)#	(78,657)#	–	二零零一年九月三十日至二零零七年九月三十日	1.6610#
二零零一年	二零零一年十一月二十三日	157,315	–	(157,315)#	–	–	二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610#
二零零二年	二零零二年六月四日	5,789,206	–	(237,235)#	(1,498,241)#	4,053,730#	二零零二年六月四日至二零零八年六月三日	1.0000#
二零零二年	二零零二年九月二十四日	2,625,480	–	(200)#	(201,144)#	2,424,136#	二零零二年九月二十四日至二零零八年九月二十三日	1.0000#
二零零二年	二零零七年六月十一日	–	1,200,000	–	(500,000)	700,000	二零零七年六月十一日至二零一三年六月十日	1.0000
二零零二年	二零零七年八月九日	–	680,000	–	–	680,000	二零零七年八月九日至二零一三年八月八日	1.2780
二零零二年	二零零七年九月二十五日	–	8,880,000	(340,000)	–	8,540,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
總計：		20,946,447	10,760,000	(12,875,539)	(2,433,042)	16,397,866		

經就二零零六年六月進行之股份合併作出調整。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第十七章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團有所貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權，以認購本公司股份：

1. 合資格僱員，包括董事；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於當二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參予人可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日的股份收市價平均數；或本公司股份面值。

截至二零零七年十二月三十一日止年度，獲授出及行使的優先認股權數目分別為10,760,000和2,433,042。

於二零零七年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為0股、0股及16,397,866股(二零零六年：分別為670,163股、11,861,598股及8,414,686股)，分別佔本公司當日之已發行股本之0%、0%及6.4%(二零零六年：分別佔0.3%、5.4%及3.8%)。

47. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參予人可於獲授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

於二零零七年十二月三十一日，所有根據一九九一年計劃授出而尚未行使之優先認股權已全部失效。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參予人可於獲授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

於二零零七年十二月三十一日，所有根據二零零一年計劃授出而尚未行使之優先認股權已全部失效。

於二零零六年十二月三十一日

	加權平均實際利率	一年內	二至五年	五年以上	非折現現金流量總額	賬面總值
	%	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
非衍生金融資產						
股本證券	–	11	–	–	11	11
債務證券	–	–	527	–	527	527
現金及現金等值項目	0.85%	40,944	–	–	40,944	40,944
其他	–	153,391	–	–	153,391	153,391
		194,346	527	–	194,873	194,873
非衍生金融負債						
貿易往來及其他應付賬款	–	(163,567)	–	–	(163,567)	(163,567)
應付票據	–	(45,984)	–	–	(45,984)	(45,984)
應付關聯公司款項	–	(6,914)	–	–	(6,914)	(6,914)
融資租賃債務	4.00%	(1,387)	(1,121)	–	(2,508)	(2,508)
貸款	7.05%	(122,671)	(11,303)	–	(133,974)	(133,974)
可換股貸款票據	10.00%	–	(30,000)	–	(30,000)	(29,549)
		(340,523)	(42,424)	–	(382,947)	(382,496)
		(146,177)	(41,897)	–	(188,074)	(187,623)
衍生工具 – 淨結算						
外匯遠期合約		57	–	–	57	57

(c) **金融工具之公平值**

金融資產及金融負債之公平值乃按以下方式釐定：

(i) 具標準條款及條件並在活躍流通市場買賣之金融資產及金融負債(包括衍生工具)之公平值乃分別參考市場所報之買入價及賣出價而釐定；及

(ii) 其他金融資產及金融負債(包括衍生工具)之公平值乃根據一般採納之定價模式、基於折現現金流量分析而釐定，並使用來自可觀察現有市場交易之價格或利率作為輸入數據。就以優先認股權為基礎之衍生工具而言，公平值乃使用優先認股權定價模式(例如柏力克•舒爾斯優先認股權定價模式)而估計。

董事認為綜合財務報表所記錄之金融資產及金融負債賬面值與其公平值相若。

於二零零七年十二月三十一日

	加權平均實際利率	一年內	二至五年	五年以上	非折現現金流量總額	賬面總值
	%	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
非衍生金融資產						
股本證券	–	17	30,000	–	30,017	30,017
債務證券	–	–	527	–	527	527
現金及現金等值項目	0.44%	363,949	–	–	363,949	363,949
其他	–	196,123	–	–	196,123	196,123
		560,089	30,527	–	590,616	590,616
非衍生金融負債						
貿易往來及其他應付賬款	–	(243,956)	–	–	(243,956)	(243,956)
應付票據	–	(36,758)	–	–	(36,758)	(36,758)
應付關聯公司款項	–	(1,343)	–	–	(1,343)	(1,343)
融資租賃債務	4.00%	(936)	(168)	–	(1,104)	(1,104)
貸款	6.99%	(70,827)	(13,506)	–	(84,333)	(84,333)
可換股貸款票據	10.00%	(30,000)	–	–	(30,000)	(30,207)
		(383,820)	(13,674)	–	(397,494)	(397,701)
		176,269	16,853	–	193,122	192,915
衍生工具－淨結算						
外匯遠期合約		7	–	–	7	7

(ii)　信貸風險

於二零零七年十二月三十一日，本集團由於交易對手未能履行責任及本集團提供財務擔保而會導致本集團招致財務損失之最大信貸風險主要來自：

- 綜合資產負債表所列之相關已確認金融資產之賬面值；及

- 附註第41項所披露與本集團所提供財務擔保有關之或然負債。

為了盡量減低信貸風險，本集團管理層已委派專責隊伍，負責釐定信貸限額、信貸審批及其他監控程序，以確保採取跟進行動以收回逾期債項。此外，本集團於每個結算日均檢討每項個別貿易債項及債務投資的可收回金額，以確保就不能收回金額作出充足減值虧損。在此方面，本公司董事認為本集團的信貸風險已大為降低。

由於交易對手是獲國際評級機構給予高度信貸評級之銀行，因此流動資金之信貸風險有限。

除流動資金之信貸風險集中於存放在獲高度信貸評級之數間銀行的存款外，本集團並無其他重大信貸集中之風險。貿易往來應收賬款涉及大量客戶，而彼等遍佈多個行業及地區市場。

(iii)　流動資金風險管理

流動資金風險管理之最終責任由董事會承擔，而董事會已設立合適之流動資金風險管理架構，以管理本集團之短期、中期及長期融資及流動資金管理需要。本集團透過維持充足儲備、銀行信貸及後備借貸額度而管理流動資金風險，方法是持續監察預測及實際現金流量以及安排金融資產及金融負債之到期日得到配合。

於二零零七年十二月三十一日，本集團有未動用之透支及短期與中期銀行信貸分別約港幣20,000,000元（二零零六年：19,000,000元）及港幣129,000,000元（二零零六年：港幣103,000,000元）。

下表詳列本集團金融負債之餘下合約到期情況以及衍生及若干非衍生金融資產，該等因素已列入向內部主要管理人員提供作管理流動資金風險用途之到期情況分析。就非衍生金融資產而言，該等附表乃根據金融資產（包括將就該等資產賺取之利息）之非折現合約到期情況而編製，惟當本集團預計現金流量將於不同期間出現則除外。就非衍生金融負債而言，該等附表反映根據本集團被要求還款之最早日期而釐定之非折現現金流量。該等附表包括利息及本金之現金流量。

就以淨值基準結算之衍生工具而言，會列出非折現淨現金流入／（流出）。當需要總額結算時，該等衍生工具之非折現流入及（流出）總額會在表內呈列。

利率風險管理

本集團之現金流利率風險主要與浮息借貸有關（附註第31項）。本集團政策是將借貸維持於浮動利率，以盡量減低公平值利率風險。

本集團就金融資產及金融負債而面對之利率風險在本附註的「流動資金風險管理」一詳詳述。本集團之現金流利率風險主要集中在本集團以港元為單位的借貸所產生之香港銀行同業拆息之波動風險。

敏感度分析

以下敏感度分析乃根據於結算日之衍生工具及非衍生工具之利率風險而釐定。就浮息借貸而言，該分析乃假設於結算日仍未償還之負債金額於整個年度仍不會償還。當向內部主要管理人員匯報利率風險時，乃使用香港銀行同業拆息增加或減少50個基點，並指管理層對利率可能合理變動之評估。

倘利率增加／減少50個基點，而所有其他變數維持不變，則本集團於截至二零零七年十二月三十一日止年度之盈利應會減少／增加約港幣42,000元（二零零六年：港幣67,000元），主要由於本集團所面對浮息借貸之利率風險所致。

本集團於本期間對於利率之敏感度下降，主要由於浮息借貸減少所致。

其他價格風險

本集團透過於上市股本證券之投資而面對股本價格風險。管理層透過維持具不同風險及回報之投資組合而管理該風險。本集團之股本價格風險主要集中於香港聯合交易所有限公司報價之從事物業、製造及貿易行業公司的股本證券。此外，本集團已監察價格風險，並會於有需要時考慮對沖有關風險。

敏感度分析

以下敏感度分析乃根據於呈報日期所面對之股本價格風險而釐定。

倘股本價格增加／減少5%，則本集團於截至二零零七年十二月三十一日止年度之純利應會增加／減少約港幣1,000元（二零零六年：增加／減少港幣1,000元），主要由於按公平值計入損益之其他金融資產之公平值變動所致。

本集團對於股本價格之敏感度與上年度比較並無重大變動。

敏感度分析

本集團主要面對美元、人民幣、歐元、日元、新加坡元及馬幣波動之影響。

下表詳列因應本集團對於港元兑相關外幣匯率上下波動5%之敏感度。5%為向內部主要管理人員匯報外幣風險所用之敏感率，並指管理層對匯率可能合理變動之評估。敏感度分析包括以外幣計算之尚未平倉貨幣項目，並於期末調整其換算以反映匯率之5%變動。敏感度分析包括對外貸款以及予本集團內之外國業務之貸款，而貸款之幣值為借方或貸方之貨幣者。下列正數表示港元兑相關外幣出現港元轉強5%，以致盈利及其他權益增加。倘港元兑相關外幣出現港元減弱5%，將會對盈利及其他權益造成相等及相反之影響，而下列結餘將會為負數。

	美元之影響		人民幣之影響	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
盈利或虧損 *(附註)*	1,997	2,800	1,509	1,067

	歐元之影響		日元之影響	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
盈利或虧損 *(附註)*	17	3	180	274

	新加坡元之影響		馬幣之影響	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
盈利或虧損 *(附註)*	909	769	36	5

附註：

主要來自於年終時以相關貨幣為單位之應收及應付賬款仍然面對之風險。

46. 金融工具

(a) 金融工具分類

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
金融資產		
按公平值計入損益		
－ 持有作買賣	17	11
貸款及應收賬款（包括現金及現金等值項目）	560,072	194,335
可供出售金融資產	30,527	527
金融負債		
攤銷成本	397,863	382,735

(b) 金融風險管理目標及政策

本集團之活動使其須面對多種金融風險：市場風險（包括貨幣風險、利率風險及其他價格風險）、信用風險及流動性風險。本集團之整體風險管理計劃針對金融市場之不可預測性，並務求盡量減低可能對本集團財務表現構成之不利影響。

(i) 市場風險

本集團之活動主要面對涉及匯率、利率及股本價格變動之金融風險。本集團訂立多項衍生金融工具，以管理其所面對之外幣風險，其中包括：

- 就極可能發生之外幣預期銷售而訂立遠期外匯合約，以降低本集團所面對有關以外幣為單位貨幣項目之匯率風險。

所面對之市場風險乃使用敏感度分析而計量。

本集團所面對之市場風險或本集團管理及計量風險之方式並無變動。

外幣風險管理

本集團數間附屬公司以外幣進行銷售及採購，使本集團面對外幣風險。管理層監察所面對之外匯風險，並會於有需要時考慮對沖重大之外幣風險。

本集團於呈報日期以外幣為單位之貨幣資產及貨幣負債之賬面值如下：

	負債		資產	
	二零零七年 *港幣千元*	二零零六年 *港幣千元*	二零零七年 *港幣千元*	二零零六年 *港幣千元*
美元	40,577	56,352	635	346
人民幣	6,371	2,208	36,559	23,543
歐元	1,557	75	1,212	22
日元	3,597	5,479	－	－
新加坡元	12,559	11,025	30,743	26,396
馬幣	17,311	22,605	18,036	22,708

(ii) 於二零零八年三月二十八日，本公司宣佈實行股本重組之建議，其中涉及下列事項：

(a) 透過於削減股本生效日期註銷每股已發行股份之已繳股本港幣0.9元，將每股已發行股份之面值由港幣1.00元削減至港幣0.10元；

(b) 將每股法定但未發行股份拆細為10股每股面值港幣0.10元之經調整股份；

(c) 削減股本所產生之進賬轉撥至本公司之繳入盈餘賬；及

(d) 動用上文第(c)項所產生之本公司繳入盈餘賬，以撇銷累計虧損之全部結餘。

本公司亦建議更新二零零二年優先認股權計劃之計劃上限，以及按於記錄日期名列本公司股東名冊之股東每持有五股每股面值港幣0.10元之經調整股份獲發一股面值港幣0.10元紅股之基準發行紅股，而該等紅股將以入賬列為繳足之方式發行，並由發行日期起將在各方面與當時已發行之經調整股份享有同等地位。有關詳情載於本公司日期為二零零八年三月二十八日之公告。

45. 資本風險管理

本集團管理其資本，以確保本集團旗下實體將能繼續持續經營業務，同時透過優化債務及股本結餘為股東爭取最大回報。本集團之整體策略與去年一致。

本集團之資本架構包括負債(包括借貸、可換股貸款票據及融資租賃債務)、現金及現金等值項目以及本公司權益持有人應佔權益(包括已發行股本、儲備及累計虧損)。

負債比率

於二零零七年十二月三十一日及二零零六年十二月三十一日之負債比率如下：

	二零零七年	**二零零六年**
	港幣千元	*港幣千元*
債項 *(附註(a))*	115,644	166,031
現金及現金等值項目	(363,949)	(40,944)
債項淨額	(248,305)	125,087
權益 *(附註(b))*	380,378	303,976
負債比率	不適用	41.15%

附註：

(a) 債項包括長期及短期借貸、融資租賃債務及可換股貸款票據，詳情分別載於附註第31、30及28項。

(b) 權益包括本集團所有資本及儲備。

42. 衍生金融工具

於二零零七年十二月三十一日，本集團已簽署以港元、美元、日元、歐元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

名義金額	到期日	匯率
賣價港幣1,340元	二零零八年一月十七日	港幣0.0687元兑1日元
賣價港幣142,342元	二零零八年一月三十一日	港幣10.565元兑1歐元
賣價港幣4,582,800元	二零零八年六月十七日	港幣11.503元兑1歐元
賣價27,056新加坡元	二零零八年二月十五日	1.4475新加坡元兑1美元
賣價156,642新加坡元	二零零八年二月十五日	1.4475新加坡元兑1美元
賣價25,243新加坡元	二零零八年二月十五日	1.4460新加坡元兑1美元
賣價76,385新加坡元	二零零八年二月十五日	1.4460新加坡元兑1美元
賣價5,339新加坡元	二零零八年二月十五日	1.4460新加坡元兑1美元
賣價421,499新加坡元	二零零八年二月二十八日	1.4420新加坡元兑1美元
賣價348,313新加坡元	二零零八年二月四日	1.45新加坡元兑1美元
賣價29,665新加坡元	二零零八年一月四日	0.01327新加坡元兑1日元
賣價61,450新加坡元	二零零八年二月四日	0.01339新加坡元兑1日元

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

43. 資產抵押

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
土地及樓宇	–	76,161
存貨	19,601	24,299
投資物業	7,100	232,418
持作出售物業	23,400	23,400
銀行存款	86,796	8,500
一間附屬公司之全部資產	19,602	20,345

金額乃本集團就取得銀行信貸而向銀行及其他持牌金融機構所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

44. 結算日後事項

(i) 於二零零八年一月十八日，本公司之全資附屬公司Wo Kee Hong (B.V.I.) Limited（「WKH BVI」）與李文輝先生（「賣方」）訂立買賣協議，據此WKH BVI同意收購裕寧控股有限公司（「裕寧控股」）之全部已發行股本及裕寧控股所欠李文輝先生為數約港幣1,800,000元之不計息貸款，總代價為港幣4,300,000元，將從本公司內部資源撥款，於完成時以現金支付。李文輝先生為本公司之執行主席、行政總裁兼控股股東。詳情載於本公司日期為二零零八年一月十八日之公告。

於結算日，本集團不可取消之經營租賃承擔如下：

	二零零七年 港幣千元	二零零六年 港幣千元
一年內	22,947	12,202
第二至第五年	25,096	10,005
	48,043	22,207

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

於二零零七年十二月三十一日，本公司並無重大不可取消之經營租賃承擔(二零零六年：無)。

40. 資本承擔

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
已獲授權惟尚未訂約	579	–
已訂約惟尚未撥備	46	2,380
	625	2,380

於結算日，本公司均概無任何重大資本承擔。

41. 或然負債

(a) 於結算日，本集團及本公司就附屬公司獲取銀行信貸及其他信貸而未於財務報表撥備之或然負債如下：

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
為附屬公司獲取銀行信貸及其他貸款作出擔保	–	–	279,862	320,540
就附屬公司獲取其他信貸發出之其他擔保	–	–	24,559	5,079
	–	–	304,421	325,619

(b) 於二零零六年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在印度一間附屬公司之法律程序所涉之約港幣1,200,000元。

(c) 根據一項於二零零六年六月三十日訂立之股份購買及認購協議，本公司之一間附屬公司提供最多人民幣11,000,000元(約港幣11,800,000元)之擔保，以償付所出售公司於出售前產生之若干負債。於截至二零零七年十二月三十一日止年度，根據該擔保協定及應付之金額為港幣7,500,000元(二零零六年：無)，而就該金額所作之撥備已在本集團綜合財務報表中確認。

重要管理人員之報酬

本年度內董事及其他重要管理人員之薪酬如下：

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
袍金	297	297
薪金及其他福利	6,535	6,893
與業務表現相關之獎金	300	–
退休福利計劃之供款	41	46
短期僱員福利	7,173	7,236

董事及其他重要管理人員之薪酬由薪酬委員會依據各人之表現及市況釐定。

39. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣4,926,000元支出（二零零六年：港幣5,948,000元）為港幣10,505,000元（二零零六年：港幣3,738,000元）。該物業於未來一年有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
一年內	373	11,094
第二至第五年	–	9,240
	373	20,334

本集團為承租人

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
本年度損益表已確認根據經營租賃繳付之最低付款額	15,916	10,925

(ii) 於二零零六年十一月十四日，本公司宣佈本公司全資附屬公司WKH BVI(作為賣方)與Surestatus(作為買方)訂立一份協議，據此WKH BVI同意出售而Surestatus同意購買Che Chuen之全部已發行股本，代價為港幣1.00元。該出售產生之收益為約港幣28,600,000元。

37. 主要非現金交易

於二零零七年八月十三日，本公司之間接全資附屬公司National Cape Development Limited與楊佩、Executive Talent Limited、葉藹芳(賣方)、劉智遠及袁念祖(擔保人)訂立股份收購協議，以收購康寧投資有限公司已發行股本之10%，代價為港幣36,000,000元。康寧投資有限公司擁有數碼戶外電視(香港)有限公司全部已發行股本中之權益，而數碼戶外電視(香港)有限公司及其全資附屬公司今媒體有限公司主要從事提供戶外媒體廣告及廣播網絡之業務。該收購事項已於二零零七年八月二十四日完成。於完成時已發行及配發合共31,266,284股本公司新股份作為代價。該收購之詳情載於本公司日期為二零零七年八月三十日之通函。

38. 與關聯人士之主要交易

除財務報表其他部份所披露之關聯人士結餘外，本集團於本年度內進行下列重要關聯人士交易：

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
付予一間關聯公司(代一份樓宇管理基金收取)之管理費及代理費*(a)*、*(b)*	3,822	4,187
付予一間關聯公司之諮詢費*(a)*	40	–
自一間關聯公司購入貨物*(a)*	150	50
自一名董事購入貨物*(a)*	1,350	–
售貨予關聯公司*(a)*	4,596	42

(a) 有關付予一間關聯公司之管理費和代理費、諮詢服務費以及付予一間關聯公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

(b) 該關聯公司為本集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向本集團收取管理費及代理費。截至二零零七年十二月三十一日止年度，該樓宇管理基金支付予該關聯公司管理費港幣313,000元(二零零六年：港幣417,000元)及會計服務費港幣162,000元(二零零六年：港幣162,000元)。

(c) 於截至二零零六年十二月三十一日止年度，本公司之一間全資附屬公司向Surestatus(一間由李文輝先生全資擁有之公司)出售其於Che Chuen已發行股本之100%權益。該交易乃按正敘商業條款於本公司一般及日敘業務過程中訂立。詳情請參閱附註第36項。

於截至二零零六年十二月三十一日止年度，本公司出售於若干附屬公司之權益。本公司之間接全資附屬公司Corich出售於勵安之39%權益，代價為由CPMM發行合共727,273股每股面值0.001美元之可兑換為67,057,843股每股面值0.001美元的CPMM普通股的CPMM優先可換股。出售產生的虧損為合共港幣15,900,000元。

(b) **出售附屬公司之收益**

於出售當日，附屬公司之資產淨值如下：

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
出售資產淨值：		
投資物業	227,340	–
物業、廠房及設備	75,046	–
遞延税項資產	194	–
貿易往來及其他應收款項	803	702
現金及現金等值項目	149	–
司法索償撥備	–	(30,656)
貿易往來及其他應付款項	(5,057)	(913)
應付税項	(1,692)	–
遞延税項負債	(19,909)	–
匯兑儲備變現	–	2,243
	276,874	(28,624)
代價淨額	(357,613)	–
	80,739	28,624
交易成本	(4,718)	–
出售附屬公司之收益	76,021	28,624
償付：		
現金	357,613	–
出售之現金流入淨額：		
現金代價	357,613	–
已付交易成本	(4,718)	–
出售之現金及現金等值項目	(149)	–
	352,746	–

(i) 於二零零七年九月十三日，本公司之全資附屬公司Wo Kee Hong (B.V.I.) Limited(「WKH BVI」)訂立買賣協議，據此WKH BVI同意出售其兩間全資附屬公司Wo Kee Hong Estates Limited(「WKH Estates」)及Ever Rising Investments Limited(「Ever Rising」)之全部已發行股本，總代價為港幣373,000,000元。根據該買賣協議，WKH BVI及買方同意對WKH Estates及Ever Rising之資產及負債作出調整，而有關調整乃參考WKH Estates及Ever Rising之資產負債表而釐定。經調整之負債超出經調整之資產約港幣15,387,000元，而因此WKH BVI收取之淨代價約為港幣357,613,000元。該出售已於二零零七年十一月二十九日完成，而所產生之交易成本約為港幣4,718,000元。該出售之收益約為港幣76,021,000元。

於該交易內收購之資產淨值及產生之商譽如下：

	於合併前被收購方之賬面值	公平值調整	公平值總額
	港幣千元	*港幣千元*	*港幣千元*
收購資產／(負債)淨值：			
物業、廠房及設備	88	–	88
於一間聯營公司之權益	4	–	4
遞延税項資產	5	–	5
存貨	1,944	–	1,944
貿易往來及其他應收賬款	6,678	–	6,678
現金及現金等值項目	22	–	22
貿易往來及其他應付賬款	(4,601)	–	(4,601)
應付票據	(856)	–	(856)
於一年內到期之貸款	(2,440)	–	(2,440)
	844	–	844
商譽			291
總代價			1,135
償付：			
現金			1,135
收購之現金流出淨額：			
現金代價			(1,113)

36. 出售附屬公司

(a) 出售一間附屬公司之虧損

於出售當日該附屬公司之資產淨值如下：

	二零零七年	二零零六年
	港幣千元	*港幣千元*
出售資產淨值：		
物業、廠房及設備	–	6,555
於一間聯營公司之權益	–	3,048
遞延税項資產	–	2,457
存貨	–	26,204
貿易往來及其他應收賬款	–	25,214
現金及現金等值項目	–	2,264
貿易往來及其他應付賬款	–	(37,104)
於一年內到期之貸款	–	(12,703)
	–	15,935
出售附屬公司之虧損	–	(15,935)
總代價	–	–

35. 收購附屬公司

於二零零七年七月三十一日，本集團以約港幣287,000元之代價進一步收購大連快意汽車貿易有限公司已發行股本之5%。該收購所產生之商譽金額約為港幣308,000元。

於該交易內收購之資產淨值及產生之商譽如下：

	於合併前被收購方之賬面值	公平值調整	公平值總額
	港幣千元	*港幣千元*	*港幣千元*
收購之資產／(負債)淨值：			
物業、廠房及設備	115	–	115
存貨	542	–	542
貿易往來及其他應收賬款	103	–	103
現金及現金等值項目	295	–	295
貿易往來及其他應付賬款	(1,076)	–	(1,076)
	(21)	–	(21)
商譽			308
總代價			287
償付：			
現金			287
收購之現金流入淨額：			
現金代價			(287)
收購之現金及現金等值項目			295
			8

由於合併成本當中包括收購大連快意汽車貿易有限公司所支付之控制溢價，因此業務合併中產生商譽。此外，就合併實際支付之代價包括有關預期協同效益、收益增長、未來市場發展及大連快意汽車貿易有限公司之整體人力資源。由於該等因素所產生之未來經濟利益不能可靠計算，因此並無從商譽中分開確認該等利益。

進一步收購大連快意汽車貿易有限公司已發行股本之5%，於收購日期至結算日期間為本集團貢獻約港幣54,000元之盈利。

假設該收購已於二零零七年一月一日完成，則本公司權益持有人應佔年度盈利應約為港幣35,621,000元。該備考資料僅作參考用途，並不一定反映在假設收購已於二零零七年一月一日完成之情況下本公司權益持有人應佔年度盈利，亦不擬作為未來業績之預測。

於二零零六年一月三十一日，本集團以約港幣935,000元之代價收購恒標有限公司已發行股本之100%。此外，於二零零六年五月三十一日，本集團以港幣200,000元之代價進一步收購附屬公司勵安有限公司已發行股本之0.08%。因收購而產生之商譽金額合共為港幣291,000元。

34. 儲備

本公司

	股份溢價	資本贖回儲備	優先認股權儲備	可換股貸款票據儲備	繳入盈餘	累計虧損	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年一月一日	–	916	–	185	361,491	(335,632)	26,960
年內虧損	–	–	–	–	–	(173,821)	(173,821)
於二零零六年十二月三十一日及二零零七年一月一日	–	916	–	185	361,491	(509,453)	(146,861)
確認以權益結算並以股份付款	–	–	2,153	–	–	–	2,153
於優先認股權獲行使時發行股份	226	–	(72)	–	–	–	154
於收購可供出售金融資產時發行股份	4,734	–	–	–	–	–	4,734
優先認股權失效	–	–	(64)	–	–	64	–
年內虧損	–	–	–	–	–	(28,940)	(28,940)
於二零零七年十二月三十一日	4,960	916	2,017	185	361,491	(538,329)	(168,760)

根據百慕達一九八一年公司法（經修訂），本公司之繳入盈餘賬為可供分派。然而，本公司不得在以下情況下宣派或派付股息，或從繳入盈餘作出分派：

(a) 現時或將於付款後無法如期償還其負債；或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

截至二零零七年十二月三十一日及二零零六年十二月三十一日，本公司並無任何可供分派儲備。

33. 股本

	股份數目	面值
		港幣千元
法定股本：		
於二零零六年一月一日每股面值港幣0.10元	3,500,000,000	350,000
股份合併之影響	(3,150,000,000)	–
於二零零六年十二月三十一日、二零零七年一月一日及二零零七年十二月三十一日每股面值港幣1.00元	350,000,000	350,000
已發行及繳足股本：		
於二零零六年一月一日每股面值港幣0.10元	2,216,154,331	221,615
股份合併之影響 *(附註a)*	(1,994,538,898)	–
於二零零六年十二月三十一日及二零零七年一月一日每股面值港幣1.00元	221,615,433	221,615
行使優先認股權 *(附註b)*	2,433,042	2,433
於收購可供出售金融資產時發行股份 *(附註c)*	31,266,284	31,266
於二零零七年十二月三十一日每股面值1.00港元	255,314,759	255,314

(a) 根據本公司股東於二零零六年六月十五日舉行之股東特別大會上通過之一項決議案，本公司於該日股本中每十股每股面值港幣0.10元之已發行及未發行普通股合併為一股每股面值港幣1.00元之股份。股份合併於二零零六年六月十五日起生效。

(b) 於截至二零零七年十二月三十一日止年度，2,433,042份優先認股權獲行使而發行2,433,042股每股面值港幣1.00元之普通股。認購款額約港幣2,433,000元已計入股本。

(c) 於二零零七年八月十三日，本公司之間接全資附屬公司National Cape Development Limited與楊珮、Executive Talent Limited、葉藹芳(賣方)、劉智遠及袁念祖(擔保人)訂立股份收購協議，以收購康寧投資有限公司已發行股本之10%，代價為港幣36,000,000元。康寧投資有限公司擁有數碼戶外電視(香港)有限公司全部已發行股本中之權益，而數碼戶外電視(香港)有限公司及其全資附屬公司今媒體有限公司主要從事提供戶外媒體廣告及廣播網絡之業務。該收購事項已於二零零七年八月二十四日完成。於完成時已發行及配發合共31,266,284股本公司新股份作為代價。

32. 遞延税項(資產)/負債

本集團

	加速税項折舊 *港幣千元*	税項虧損 *港幣千元*	總計 *港幣千元*
於二零零六年一月一日	21,152	(6,300)	14,852
於年內損益表扣除/(計入)	(1,237)	2,085	848
於二零零六年十二月三十一日及二零零七年一月一日	19,915	(4,215)	15,700
出售附屬公司時解除	(19,909)	194	(19,715)
於年內損益表扣除	–	4,005	4,005
於二零零七年十二月三十一日	6	(16)	(10)

以下為財務報告目的之遞延税項結餘分析:

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
遞延税項負債	6	19,915
遞延税項資產	(16)	(4,215)
	(10)	15,700

於二零零七年十二月三十一日,本集團可供抵銷日後盈利之未動用税項虧損約港幣1,053,600,000元(二零零六年:港幣1,007,532,000元)。本集團已就該等虧損確認約港幣91,000元(二零零六年:港幣24,086,000元)之遞延税項資產。由於未能估計日後盈利流量,故並無就其餘約港幣1,053,509,000元(二零零六年:港幣983,446,000元)確認遞延税項資產。税項虧損可結轉五年或無限期結轉。

31. 貸款

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
銀行透支	583	18,921
銀行貸款	83,750	115,053
	84,333	133,974
有抵押 *(附註第43項)*	75,309	123,869
無抵押	9,024	10,105
	84,333	133,974
上述貸款屆滿期如下：		
一年內	70,827	122,671
一年以上，但不超過兩年	2,760	7,812
兩年以上，但不超過五年	4,305	606
五年以上	6,441	2,885
	84,333	133,974
減去：列於流動負債項下一年內到期應付款項	(70,827)	(122,671)
一年後到期應付款項	13,506	11,303

本集團貸款之實際利率範圍(亦等於合約規定利率)如下：

	二零零七年	二零零六年
實際利率：		
浮息貸款	5.24%至 8.75%	4.85%至 9.25%

並非以功能貨幣計值之本集團貸款呈列如下：

	日元千元	馬幣千元	新加坡元千元	美元千元
於二零零七年十二月三十一日	25,549	1,887	823	226
於二零零六年十二月三十一日	–	1,982	1,516	1,575

於年內，本集團獲得金額約港幣496,629,000元(二零零六年：港幣349,897,000元)之新造貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

本集團貸款於二零零七年十二月三十一日之公平值與相應賬面值相若。

該等貸款由本集團若干資產作為抵押，詳情載於附註第43項。

29. 應付關聯公司款項

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
一年內償還之金額	1,343	6,914	441	553

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由本公司若干董事控制。於二零零七年十二月三十一日，應付關聯公司款項之公平值接近其對應賬面值。

30. 融資租賃債務

	最低租賃付款		最低租賃付款現值	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本集團				
根據融資租賃之應付數額：				
於一年內	1,003	1,486	936	1,387
第二至第五年	194	1,217	168	1,121
	1,197	2,703	1,104	2,508
減去：未來融資費用	(93)	(195)	–	–
租賃債務現值	1,104	2,508	1,104	2,508
分析如下：				
列於流動負債項下				
一年內到期之金額			936	1,387
一年後到期之金額			168	1,121
			1,104	2,508

於截至二零零七年十二月三十一日止年度，平均實際借貸利率為年利率約4%(二零零六年：4%)，利率在合約日期釐定。所有租賃以定期還款為基準及並無就或然租金付款作出安排。本集團之融資租賃債務由出租人對租賃資產之押記作抵押。融資租賃債務之賬面值與其公平值相若。本集團之融資租賃債務由租賃資產之押記作為抵押。

27. 擔保撥備

根據於二零零六年六月三十日簽訂之股份收購及認購協議，本公司一間附屬公司提供最多人民幣11,000,000元（約港幣11,800,000元）之擔保，以履行該協議所列明之擔保及彌償保證條款。於截至二零零七年十二月三十一日止年度，根據該擔保協定及到期之金額為港幣7,500,000元（二零零六年：無），並已在本集團的綜合損益表中就該金額確認撥備。

28. 可換股貸款票據

本公司於二零零五年八月十八日向錦興集團有限公司（「錦興」）發行本金額港幣30,000,000元之7.25%之可換股貸款票據。該可換股貸款票據以港幣為面值，賦予持有人權利可於發行可換股貸款票據日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣1.00元之換股價兌換本公司普通股。倘可換股貸款票據不予兌換，將於二零零八年九月五日按面值贖回。7.25%之利息將每半年支付一次直至償還日期。有關詳情載於本公司於二零零五年八月十八日之公佈內。

可換股貸款票據分兩個組成部份，即負債及權益部份。於初步確認後，可換股貸款票據分為債務及權益部份。權益部份列於「可換股貸款票據權益部份」之權益一欄。負債部份之實際利率為10%。

可換股貸款票據負債部份之變動呈列如下：

	本集團及本公司	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
可換股貸款票據面值	30,000	30,000
交易成本	(1,735)	(1,735)
權益部份	(185)	(185)
於二零零五年八月十八日初步確認之負債部份	28,080	28,080
已扣除之利息	6,477	3,644
已繳利息	(4,350)	(2,175)
於十二月三十一日之負債部份	30,207	29,549

可換股貸款票據負債部份於二零零七年十二月三十一日之公平值（以結算日一項等同非可換股貸款按市場利率貼現預計未來現金流量之現值而確定）約為港幣30,207,000元（二零零六年：港幣29,549,000元）。

(c) 於截至二零零七年十二月三十一日止年度，本集團評估是否有任何客觀證據顯示無牌價之股本證券出現減值，並釐定無牌價之證本證券減值約港幣6,000,000元（二零零六年：無）。導致減值之主要因素為無牌價股本證券之估計未來現金流量因其收益基礎改變而大幅減少。

25. 其他以公平值計入損益之金融資產

	本集團及本公司	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
於一月一日	11	20
撥回其他以公平值計入損益的金融資產之公平值虧損	6	–
其他以公平值計入損益的金融資產之公平值虧損	–	(9)
於十二月三十一日	17	11
有牌價證券：		
於香港掛牌之股本證券	17	11

上述金融資產之賬面值歸類為持作買賣。

所有以公平值計入損益之金融資產均按公平值列賬。有牌價投資之公平值乃參考在香港聯合交易所有限公司所報之市場買入價而釐定。

26. 貿易往來及其他應付賬款

於結算日，貿易往來應付賬款之賬齡分析如下：

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
三十天以內	7,995	7,518
三十一天至六十天	3,111	3,314
六十一天至九十天	8,953	4,832
九十一天至一年	1,410	3,312
一年以上	2,314	543
貿易往來應付賬款總額	23,783	19,519
衍生金融工具	–	57
客戶訂金、應付費用及其他應付賬款	220,173	143,991
	243,956	163,567

於二零零七年十二月三十一日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

已減值貿易往來應收賬款之賬齡

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
三十天內	913	1,385
九十一天至一年	763	186
一年以上	3,156	4,160
總計	4,832	5,731

於二零零七年十二月三十一日，本集團貿易往來及其他應收賬款之公平值與其對應賬面值大致相等。

23. 應收／應付聯營公司／附屬公司款項

該等款額為無抵押、免息及無固定還款期。本公司董事認為，於二零零七年十二月三十一日之應收或應付聯營公司或附屬公司款項與其公平值相若。

24. 可供出售之金融資產

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
於一月一日	527	527
添置	36,000	–
可供出售之金融資產減值 *(附註(c))*	(6,000)	–
於十二月三十一日	30,527	527
於十二月三十一日，可供出售之金融資產包括：		
無牌價證券：		
無利息及到期日之債券 *(附註(a))*	527	527
股本證券 *(附註(b))*	30,000	–
	30,527	527
就申報目的而分析為：		
流動資產	–	–
非流動資產	30,527	527
	30,527	527

附註：

(a) 無牌價之可供出售債券之公平值乃依據可觀察之市場價格或息率而估計。

(b) 無牌價之股本證券乃按公平值而計算。公平值乃依據可觀察之股本證券之市場價格或息率而估計。於釐定公平值時，使用15.04%之風險調整貼現率。

於結算日，貿易往來應收賬款減呆賬撥備之賬齡分析如下：

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
三十天以內	82,794	93,422
三十一天至六十天	18,699	14,405
六十一天至九十天	6,048	3,999
九十一天至一年	16,396	3,492
一年以上	1,349	1,516
總計	125,286	116,834

本集團給予客戶平均七至九十天之信貸期。

於接納任何新客戶前，本集團使用信貸計分制度評估潛在客戶之信貸質素及界定個別客戶之信貸限額。客戶之限額及評分每年檢討兩次。本集團所使用之信貸計分制度中，並無逾期亦無減值之貿易往來應收賬款其中80%佔最高信貸評分。

本集團之貿易往來應收賬款包括賬面值港幣17,745,000元(二零零六年：港幣5,008,000元)之應收賬款，該金額於報告日期已逾期，而本集團並無就減值虧損作撥備。本集團並無就該等結餘而持有任何抵押品。

已逾期但無減值之貿易往來應收賬款之賬齡

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
九十一天至一年	16,396	3,492
一年以上	1,349	1,516
總計	17,745	5,008

呆賬撥備之變動

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
於年初之結餘	5,731	6,548
就應收賬款確認之減值虧損	1,676	717
年內收回之金額	(2,575)	(1,534)
於年終之結餘	4,832	5,731

呆賬撥備包括個別減值之貿易往來應收賬款結餘港幣1,676,000元(二零零六年：港幣717,000元)，該金額經已逾期及不可收回。已確認之減值相等於該等貿易往來應收賬款之賬面值，而本集團並無就該等結餘而持有任何抵押品。

(d)　本集團聯營公司之財務資料概要如下：

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
總資產	8,884	242,195
總負債	(15,819)	(206,437)
(負債)／資產淨值	(6,935)	35,758
本集團應佔聯營公司之資產淨值	–	10,727
營業額	72	439,140
本年度(虧損)／盈利	(5,244)	9,284
本集團應佔聯營公司本年度業績	(1,169)	(7,777)
有牌價證券市值	84,822	156,503

本集團於二零零七年十二月三十一日之主要聯營公司資料列載於附註第50項內。

21. 存貨

	本集團 二零零七年 *港幣千元*	本集團 二零零六年 *港幣千元*
製成品	109,361	137,923
零件	15,632	12,554
	124,993	150,477

上述金額內之港幣19,601,000元(二零零六年：港幣24,299,000元)之製成品，被用作銀行貸款之抵押(附註第43項)。

22. 貿易往來及其他應收賬款

	本集團 二零零七年 *港幣千元*	本集團 二零零六年 *港幣千元*
貿易往來應收賬款	130,118	122,565
減：呆賬撥備	(4,832)	(5,731)
貿易往來應收賬款減呆賬撥備總額	125,286	116,834
訂金、預付款及其他應收賬款	59,789	32,606
	185,075	149,440

19. 於附屬公司之投資

	本公司	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
無牌價股份，成本值	301,811	308,630
減：已確認之減值虧損	(30,736)	(30,736)
	271,075	277,894

本公司於二零零七年十二月三十一日之主要附屬公司資料列載於附註第49項內。

20. 於聯營公司之權益

	本集團	
	二零零七年	二零零六年
	港幣千元	*港幣千元*
應佔聯營公司資產淨值 *(附註(d))*	–	10,727

附註：

(a) 於二零零五年十二月三十日，本公司附屬公司勵駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司（「法拉利瑪莎拉蒂」）29%的股本權益（「股權轉讓」）。法拉利瑪莎拉蒂於轉讓日期之資產淨值約為港幣35,000,000元，而出售法拉利瑪莎拉蒂29%股本權益產生之虧損連同累計匯兑差額變現約為港幣2,000,000元。

(b) 於二零零六年六月三十日，本公司之全資附屬公司和記電業（環球）有限公司（「和記環球」）與江門市洗衣機廠及Candy Elettrodomestici S.r.l. 訂立購股及認購協議，內容為由和記環球出售於中國成立之中外合資公司金羚電器有限公司（「金羚電器」）之50%股本權益，代價為約人民幣27,000,000元（相當於約港幣26,000,000元）（「代價」）。金羚電器於轉讓日期之資產淨值約為港幣87,000,000元，而出售金羚電器50%股本權益產生之虧損連同累計匯兑差額變現約為港幣9,700,000元。

(c) 於二零零六年七月十五日，Corich Enterprises Inc.（「Corich」）（本公司之間接全資附屬公司）和Herbert Adamczyk先生（「Adamczyk先生」）（同作為賣方）與China Premium Lifestyle Enterprise, Inc.（「CPMM」）（作為買方）、Fred De Luca先生（「Luca先生」）及勵安有限公司（「勵安」）（本公司主要間接附屬公司）就出售勵安合共49%之已發行股本訂立股份交換協議，代價為由CPMM發行合共972,728股每股面值0.001美元之可轉換為合共89,689,881股每股面值0.001美元之CPMM普通股之優先可換股。

17. 商譽

	總額 *港幣千元*
本集團	
成本	
於二零零六年一月一日	2,306
收購附屬公司	291
於二零零六年十二月三十一日及二零零七年一月一日	2,597
收購附屬公司	308
於二零零七年十二月三十一日	2,905
累計減值	
於二零零六年一月一日、二零零六年十二月三十一日及二零零七年一月一日	–
減值虧損	118
於二零零七年十二月三十一日	118
賬面值	
於二零零七年十二月三十一日	2,787
於二零零六年十二月三十一日	2,597

於截至二零零七年十二月三十一日止年度，本集團評估商譽之可收回金額，並決定與本集團的電器業務相關之商譽減值約118,000港元(二零零六年：無)。電器業務之可收回金額乃參考使用價值而評估。在使用模式中使用之貼現率為每年10%。

導致現金產生單位減值之主要因素為電器業務所產生之估計現金流量減少。

商譽減值測試資料列載於附註第18項內。

18. 商譽之減值測試

如附註第6項所闡釋，本集團採用業務分類為其呈報之主要分類。就減值測試而言，具有無限使用年期之商譽(見附註第17項)已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」及「電器」之附屬公司。於二零零七年十二月三十一日，商譽賬面值(扣除累積減值虧損)約為港幣2,787,000元(二零零六年：港幣2,597,000元)。

上述現金產生單位之可收回金額乃依據一項使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算，及每年10%折現率(二零零六年：每年10%)。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

16. 預付租賃款項

本集團

	二零零七年	二零零六年
	港幣千元	*港幣千元*
成本值		
於一月一日	–	–
添置	1,597	–
於十二月三十一日	1,597	–
累計攤銷		
於一月一日	–	–
本年度支出	5	–
於十二月三十一日	5	–
賬面淨值		
於十二月三十一日	1,592	–

本集團之預付租賃款項包括：

於香港以外地區之土地：		
中期租約	1,592	–

就申報目的而分析為：

流動資產(計入貿易往來及其他應收賬款)	34	–
非流動資產	1,558	–
	1,592	–

於二零零七年十二月三十一日，本集團汽車之賬面淨值包括價值港幣2,034,000元(二零零六年：港幣2,905,000元)之融資租賃資產。

於二零零七年十二月三十一日，本集團並無土地及樓宇作抵押，作為授予本集團信貸之擔保。於二零零六年十二月三十一日，本集團以賬面值約港幣76,161,000元之土地及樓宇作為抵押，藉以為授予本集團之信貸擔保(附註第43項)。

	物業裝修	傢俬、裝置及設備	汽車	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本公司				
成本值				
於二零零六年一月一日	6,244	16,348	1,997	24,589
添置	–	438	1,237	1,675
於二零零六年十二月三十一日及二零零七年一月一日	6,244	16,786	3,234	26,264
添置	28	195	–	223
出售	–	–	(1,548)	(1,548)
於二零零七年十二月三十一日	6,272	16,981	1,686	24,939
累積折舊				
於二零零六年一月一日	6,228	15,945	1,995	24,168
本年度折舊	7	255	248	510
於二零零六年一月一日及二零零七年一月一日	6,235	16,200	2,243	24,678
本年度折舊	13	245	1	259
於出售時撇銷	–	–	(558)	(558)
於二零零七年十二月三十一日	6,248	16,445	1,686	24,379
賬面淨值				
於二零零七年十二月三十一日	24	536	–	560
於二零零六年十二月三十一日	9	586	991	1,586

15. 物業、廠房及設備

	在香港以外地區根據中期契約持有之土地及樓宇 港幣千元	在香港根據中期契約持有土地及之樓宇 港幣千元	物業裝修 港幣千元	傢俬、裝置及設備 港幣千元	機器及工具 港幣千元	汽車 港幣千元	機動遊艇 港幣千元	總額 港幣千元
本集團								
成本值或估值								
於二零零六年一月一日	–	106,523	24,125	32,131	7,618	6,864	–	177,261
匯兌差額	–	–	9	109	6	94	–	218
收購一間附屬公司	–	–	–	1,229	–	–	–	1,229
添置	–	–	3,357	1,296	69	7,700	–	12,422
轉撥至投資物業	–	(25,463)	–	–	–	–	–	(25,463)
由投資物業轉撥	–	19,395	–	–	–	–	–	19,395
出售一間附屬公司	–	–	–	(15)	(63)	–	–	(78)
出售	–	–	–	(1,929)	(9)	(63)	–	(2,001)
於二零零六年十二月三十一日及二零零七年一月一日	–	100,455	27,491	32,821	7,621	14,595	–	182,983
匯兌差額	–	–	205	146	4	110	–	465
添置	888	–	5,967	2,784	874	3,042	17,636	31,191
出售附屬公司	–	(100,455)	–	–	–	–	–	(100,455)
出售	–	–	(6)	(135)	–	(3,648)	–	(3,789)
於二零零七年十二月三十一日	888	–	33,657	35,616	8,499	14,099	17,636	110,395
代表：								
按成本	888	–	33,657	35,616	8,499	14,099	17,636	110.395
按估值	–	–	–	–	–	–	–	–
	888	–	33,657	35,616	8,499	14,099	17,636	110,395
累積折舊								
於二零零六年一月一日	–	22,176	13,956	28,508	4,990	4,967	–	74,597
匯兌差額	–	–	11	105	–	47	–	163
收購一間附屬公司	–	–	–	1,154	–	–	–	1,154
本年度折舊	–	2,685	2,520	1,312	649	1,870	–	9,036
轉撥至投資物業	–	(567)	–	–	–	–	–	(567)
重新歸類	–	–	–	(82)	82	–	–	–
出售一間附屬公司	–	–	–	(12)	(17)	–	–	(29)
出售時撤銷	–	–	–	(1,778)	(9)	(63)	–	(1,850)
於二零零六年十二月三十一日及二零零七年一月一日	–	24,294	16,487	29,207	5,695	6,821	–	82,504
匯兌差額	–	–	70	111	4	70	–	255
本年度折舊	4	1,115	4,353	1,480	701	2,219	882	10,754
出售附屬公司	–	(25,409)	–	–	–	–	–	(25,409)
出售時撤銷	–	–	(5)	(122)	–	(2,123)	–	(2,250)
於二零零七年十二月三十一日	4	–	20,905	30,676	6,400	6,987	882	65,854
賬面淨值								
於二零零七年十二月三十一日	884	–	12,752	4,940	2,099	7,112	16,754	44,541
於二零零六年十二月三十一日	–	76,161	11,004	3,614	1,926	7,774	–	100,479

14. 投資物業

	在香港根據中期契約持有之投資物業 *港幣千元*	在香港以外地區根據中期契約持有之投資物業 *港幣千元*	總額 *港幣千元*
本集團			
公平值			
於二零零六年一月一日	197,199	3,648	200,847
添置	—	4,944	4,944
出售	—	(1,400)	(1,400)
由物業、廠房及設備轉撥 *(附註第15項)*	24,896	—	24,896
轉撥至物業、廠房及設備 *(附註第15項)*	(19,395)	—	(19,395)
於損益表確認之公平值增加	24,640	386	25,026
於二零零六年十二月三十一日及二零零七年一月一日	227,340	7,578	234,918
出售附屬公司	(227,340)	—	(227,340)
於損益表確認之公平值增加	—	2,022	2,022
於二零零七年十二月三十一日	—	9,600	9,600

本集團投資物業於二零零七年十二月三十一日由獨立專業估值師萊斯評估有限公司(二零零六年：建盟評估有限公司)進行重估。萊斯評估有限公司為香港估值師協會會員，在相關地區的同類物業估值方面具有合適資格及近期經驗。該估值符合國際估值準則，乃按公開市場及現有使用基準進行。

本集團投資物業均使用公平值模式計量。

本集團已租出或空置作出租用途之投資物業均屬經營租賃，有關概要的進一步詳情載於財務報表附註第39項。

本集團以賬面值約港幣7,100,000元之投資物業(二零零六年：港幣232,418,000元)作為抵押，藉以為授予本集團之信貸作擔保(附註第43項)。

(b) **僱員酬金**

年內，五位薪酬最高人士中，兩位為董事(二零零六年：兩位董事)，其酬金細節已於上文附註第12(a)項內披露。餘下薪酬最高人士之酬金如下：

	二零零七年	二零零六年
	港幣千元	*港幣千元*
薪金及其他福利	6,462	4,979
退休福利計劃之供款	25	23
	6,487	5,002

於下列酬金範圍，最高酬金之人士數目如下：

	二零零七年	二零零六年
	僱員人數	僱員人數
港幣1,000,001元至港幣1,500,000元	1	2
港幣1,500,001元至港幣2,000,000元	1	—
港幣2,000,001元至港幣2,500,000元	—	1
港幣3,000,001元至港幣3,500,000元	1	—
	3	3

13. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用約為港幣2,511,000元(二零零六年：港幣1,971,000元)，此數額乃本集團按強積金條例指定比率對該基金之已付或應付供款。

至於香港以外之附屬公司，本集團就定額供款計劃作出之供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣1,017,000元(二零零六年：港幣842,000元)。

			其他酬金		
	袍金	薪金及其他福利	與業務表現相關之獎金	退休福利計劃之供款	酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李永森	–	1,800	–	–	1,800
李文輝	–	2,478	–	12	2,490
孫志冲	–	877	–	12	889
汪滌東	–	923	–	12	935
許捷成（於二零零六年三月十六日獲委任）	–	815	–	10	825
	–	6,893	–	46	6,939
非執行董事					
余金霞	33	–	–	–	33
獨立非執行董事					
李卓民	88	–	–	–	88
陳文生	88	–	–	–	88
張應坤	88	–	–	–	88
	264	–	–	–	264
二零零六年總額	297	6,893	–	46	7,236

與業務表現相關之獎金乃依據本集團之營業額或除稅後盈利之若干百分比釐定。

並無任何董事於年內放棄或同意放棄任何酬金。

11. 每股盈利

每股基本盈利之計算方法，乃根據本公司權益持有人應佔盈利約港幣35,677,000元（二零零六年：港幣7,114,000元）及年內已發行普通股之加權平均數233,898,682股普通股（二零零六年：221,615,433股）計算。

截至二零零七年及二零零六年十二月三十一日止年度之每股攤薄盈利與每股基本盈利相同。由於本公司之未行使優先認股權及可換股貸款票據具有反攤薄影響，因此計算每股攤薄盈利時，本公司之未行使優先認股權及可換股貸款票據並無計算在內。

12. 董事及僱員酬金

(a) 董事酬金

已付或應付給十名董事（二零零六年：九名董事）每人之酬金如下：

		其他酬金			
	袍金	薪金及其他福利	與業務表現相關之獎金	退休福利計劃之供款	酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李永森（於二零零七年五月三十一日辭任）	–	1,800	–	–	1,800
李文輝	–	2,482	170	12	2,664
李文彬	–	–	20	1	21
孫志冲（於二零零七年四月十九日辭任）	–	277	30	4	311
汪滌東	–	949	60	12	1,021
許捷成	–	1,027	20	12	1,059
	–	6,535	300	41	6,876
非執行董事					
余金償	33	–	–	–	33
獨立非執行董事					
李卓民	88	–	–	–	88
陳文生	88	–	–	–	88
張應坤	88	–	–	–	88
	264	–	–	–	264
二零零七年總額	297	6,535	300	41	7,173

10. 所得税開支

香港利得税乃根據本年度於香港產生之估計應課税盈利按17.5%(二零零六年：17.5%)計算。

海外税項乃根據各自司法權區之現行税率計算。

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
本年度税項：		
香港利得税	2,058	76
海外所得税	193	217
	2,251	293
遞延税項：		
本年度 *(附註第32項)*	4,005	848
本公司及其附屬公司應佔所得税開支	6,256	1,141

本年度税項開支可與除税前盈利對賬如下：

	二零零七年 *港幣千元*	%	二零零六年 *港幣千元*	%
除税前盈利	49,164		11,538	
按香港利得税税率17.5%計算之税項	8,604	17.5	2,019	17.5
就税務目的不可扣減開支之税務影響	5,576	11.3	9,100	78.9
就税務目的無需課税之税務影響	(15,065)	(30.6)	(10,148)	(87.9)
動用先前未予確認之遞延税項資產	(294)	(0.6)	(2,100)	(18.2)
未予確認税項虧損之税務影響	8,062	16.4	2,820	24.4
於其他司法權區經營之附屬公司及聯營公司不同税率之影響	(627)	(1.3)	(550)	(4.8)
本年度税項開支及有效税率	6,256	12.7	1,141	9.9

於二零零七年十二月三十一日，並無應佔聯營公司之應佔税項。於二零零六年十二月三十一日，應佔聯營公司之應佔税項約為港幣1,638,000元，已計入綜合損益表內之「應佔聯營公司業績」。

8.　經營盈利

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
經營盈利已扣除：		
核數師酬金	915	3,012
確認為開支之存貨成本（包括存貨減值至可變現淨值約港幣1,029,000元（二零零六年：港幣1,083,000元））	938,222	624,947
預付租賃款項攤銷	5	—
折舊：		
自置資產	9,871	8,582
融資租賃資產	883	454
僱員成本，包括董事酬金	88,749	68,222
就土地及樓宇之經營租賃租金	15,916	10,925
出售物業、廠房及設備之虧損	—	9
公平值虧損：		
其他以公平值計入損益之金融資產	—	9
衍生金融工具	—	57
股份付款開支	2,153	—
並已計入：		
利息收入	1,922	348
外幣匯兑淨差額	593	769
公平值收益：		
其他以公平值計入損益之金融資產	6	—
衍生金融工具	57	—
出售物業、廠房及設備之收益	444	—

9.　財務費用

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
利息支出於：		
五年內全數償還之銀行貸款、信託收據貸款及透支	11,005	8,036
五年後全數償還之銀行貸款	91	80
五年內全數償還之其他貸款	84	28
可換股貸款票據之實際利息支出 *(附註第28項)*	2,833	2,773
	14,013	10,917
融資租賃費用	20	14
銀行費用	322	450
	14,355	11,381

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中國及澳門。下表按市場地區分析本集團之營業額(不論商品／服務之原產地)：

	地區分類之營業額		對經營業績之貢獻	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	980,599	675,901	23,947	34,879
新加坡	69,539	57,222	1,999	1,811
馬來西亞	33,532	29,659	1,727	1,879
中國	57,017	9,359	(1,954)	(6,260)
澳門	11,175	12,567	280	83
其他	1,339	1,872	118	31
	1,153,201	786,580	26,117	32,423
其他營業收入			4,479	16,245
未分類公司支出			(26,461)	(20,938)
經營盈利			4,135	27,730

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

	分類資產賬面金額		資本支出	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	694,613	617,109	29,224	8,876
新加坡	30,750	24,928	192	17
馬來西亞	18,052	20,434	216	88
中國	57,308	59,185	3,156	8,385
澳門	—	30	—	—
	800,723	721,686	32,788	17,366

7. 其他營業收入

	二零零七年	二零零六年
	港幣千元	*港幣千元*
佣金收入	2,479	2,364
出售一項產品分銷權所得收益	—	5,873
獲退回管理費	1,900	—
負商譽	—	8,008
雜項收入	100	—
	4,479	16,245

二零零六年

	汽車及汽車配件 *港幣千元*	電器 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
綜合資產負債表						
資產						
分類資產	214,393	89,004	259,646	50,919	–	613,962
於聯營公司之權益	10,727	–	–	–	–	10,727
未分類公司資產						96,997
綜合總資產						721,686
負債						
分類負債	164,756	37,854	5,839	1,127	–	209,576
未分類公司負債						193,131
綜合總負債						402,707
其他資料						
資本支出	6,952	737	4,944	4,733	–	17,366
折舊	4,416	535	–	4,085	–	9,036
投資物業公平值收益	–	–	(25,026)	–	–	(25,026)
持作出售物業減值撥回至可變現淨值	–	–	(400)	–	–	(400)

二零零六年

	汽車及汽車配件 *港幣千元*	電器 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
營業額						
外部銷售收益	550,632	225,379	9,686	883	–	786,580
業務之間銷售收益	–	948	–	–	(948)	–
營業總額	550,632	226,327	9,686	883	(948)	786,580
業務之間銷售收益以當時市場價格入賬。						
業績						
分類業績	13,872	4,653	25,735	(3,600)	–	40,660
負商譽						8,008
未分類公司支出						(20,938)
經營盈利						27,730
財務費用						(11,381)
出售一間附屬公司之虧損						(15,935)
出售一間附屬公司之收益						28,624
出售一間聯營公司之虧損						(9,723)
應佔聯營公司業績	2,785	(10,562)	–	–	–	(7,777)
除税前盈利						11,538
所得税開支						(1,141)
本年度盈利						10,397

二零零七年

	汽車及汽車配件 港幣千元	電器 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表						
資產						
分類資產	280,548	84,476	33,366	31,861	–	430,251
於聯營公司之權益	–	–	–	–	–	–
未分類公司資產						370,472
綜合總資產						800,723
負債						
分類負債	215,670	42,390	668	10,698	–	269,426
未分類公司負債						128,443
綜合總負債						397,869

	汽車及汽車配件 港幣千元	電器 港幣千元	物業投資 港幣千元	其他 港幣千元	未分類 港幣千元	綜合賬目 港幣千元
其他資料						
資本支出	8,639	1,149	73	3,426	19,501	32,788
折舊	6,713	573	15	254	3,199	10,754
預付租賃款項攤銷	–	1	–	4	–	5
投資物業公平值收益	–	–	2,022	–	–	2,022
出售物業、廠房及設備之收益／(虧損)	15	(8)	–	–	437	444
可供出售金融資產之減值	–	–	–	–	6,000	6,000
商譽減值	–	118	–	–	–	118
擔保撥備	–	–	–	–	7,500	7,500

6. 業務及地區分類

業務分類

本集團主要業務如下：

汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
電器	分銷空調產品、影音設備(包括汽車音響產品)及家用電器，安裝空調產品
物業投資	投資物業及持作出售物業之租賃

有關該等業務之分類資料呈列如下。

二零零七年

	汽車及汽車配件 *港幣千元*	電器 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
營業額						
外部銷售收益	883,787	208,526	15,431	45,457	–	1,153,201
業務之間銷售收益	–	110	–	–	(110)	–
營業總額	883,787	208,636	15,431	45,457	(110)	1,153,201
業務之間銷售收益以當時市場價格入賬。						
業績						
分類業績	23,148	1,834	11,884	(6,270)	–	30,596
未分類公司支出						(26,461)
經營盈利						4,135
財務費用						(14,355)
可供出售金融資產之減值						(6,000)
擔保撥備						(7,500)
出售附屬公司之收益						76,021
出售一間聯營公司之虧損						(1,968)
應佔一間聯營公司業績	(1,169)	–	–	–	–	(1,169)
除稅前盈利						49,164
所得稅開支						(6,256)
本年度盈利						42,908

4. 關鍵會計判斷及重要估計不確定因素

在應用附註第3項所述之本集團會計政策時，管理層必須就未能從其他資料來源確定之資產及負債賬面值作出判斷、估計及假設。估計及相關假設乃按過往經驗及其他被視為有關之因素而作出。實際業績可能有別於此等估計數字。

估計及相關假設按持續基準予以檢討。倘修訂僅影響該修訂期間，會計估計之修訂於修訂估計期間確認，或倘修訂影響現時及日後期間，則於修訂之期間及日後期間確認。

貿易往來及其他應收賬款減值撥備

本集團之貿易往來及其他應收賬款減值撥備，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每個賬戶之現有信貸能力及過往收賬紀錄。若債務人之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

陳舊存貨撥備

本集團管理層於每個結算日審查賬齡分析，對陳舊及滯銷存貨提撥準備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。本集團於每個結算日逐項產品進行存貨審核，對陳舊存貨提撥準備。

估計商譽減值

釐定商譽是否減值需要對商譽分配之現金產生單位之使用價值進行估計。該使用價值計算需要本集團估計有關現金產生單位預期產生之未來現金流量及適當折現率，以計算現值。於二零零七年十二月三十一日，商譽賬面值為港幣2,787,000元(二零零六年：港幣2,597,000元)。可收回金額計算詳情披露於附註第17項。

所得稅

本集團須於眾多司法權區繳納所得稅。釐定全球範圍之所得稅撥備須作出重要判斷。倘最終稅務結果不同於初步紀錄金額，有關差異將於作出釐定年度內之稅項賬目作出調整。

5. 營業額

	二零零七年	二零零六年
	港幣千元	*港幣千元*
銷售商品予客戶，扣除退回及折扣	1,071,904	717,903
保養維修服務之收入	65,866	58,991
租金收入	15,431	9,686
	1,153,201	786,580

以股份付款之交易

以權益結算並以股份付款之交易

授予僱員之優先認股權

就授出須符合指定歸屬條件之優先認股權而言，參考於授出日期授出優先認股權之公平值而釐定所得服務之公平值，於歸屬期內以直線法確認為開支，並於權益(優先認股權儲備)中作出相應增加。對原先估計所作修訂於歸屬期內的影響(如有)，在損益內確認，並對優先認股權儲備作相應調整。

就於授出日期歸屬之優先認股權而言，所授出優先認股權之公平值即時在損益內支銷。

於行使優先認股權時，先前在優先認股權儲備中確認之金額將轉撥至股份溢價。倘優先認股權於歸屬期後被沒收，或於屆滿日期仍未行使，則先前在優先認股權儲備中確認之金額將轉撥至保留溢利。

衍生金融工具及對沖活動之會計處理

衍生工具初始時按公平值於訂立衍生工具合約之日期確認，其後按其公平值重新計算。確認所得損益之方法視乎衍生工具是否被指定為對沖工具而定，倘被指定為對沖工具，則取決於所對沖之項目性質。本集團指定若干衍生工具為：(i)對沖已確認資產或負債之公平值或一項肯定承擔(公平值對沖)；及(ii)對沖極有可能進行之預期交易(現金流量對沖)。

本集團於交易開始時記錄對沖工具與對沖項目之間的關係，以及其風險管理目標及進行多項對沖交易之策略。本集團亦於對沖開始時及持續地記錄對其用於對沖交易之衍生工具是否可相當有效地抵銷對沖項目之公平值或現金流量之變動所作的評估。

(i) 公平值對沖

凡被指定及符合條件作為公平值對沖的衍生工具之公平值變動，連同因對沖風險導致的對沖資產或負債的公平值之任何變動於綜合損益表內確認。凡被指定為對沖外幣承擔以完成建造郵輪的公平值對沖之衍生工具之公平值變動予以遞延，並於支付承擔時計入船隻成本。倘衍生工具並無有效對沖，則收益及虧損於綜合損益表內確認為匯兌損益。

(ii) 現金流量對沖

凡被指定及符合條件作為現金流量對沖的衍生工具公平值變動之有效部份於權益本內確認。有關無效部份的損益即時於綜合損益表內確認。於權益所累計之金額於相關對沖項目獲確認時，於綜合損益表內確認。當對沖工具屆滿或出售，或當對沖不再符合對沖會計方法之條件時，當時於權益內存在之任何累計損益仍保留於權益內，並於預期交易最終於綜合損益表內確認時予以確認。當預期交易預期不再進行時，權益所呈列之累計損益會即時轉撥至綜合損益表內。

(iii) 不符合資格進行對沖會計及並非被指定為對沖的衍生工具

凡不符合條件進行對沖會計及並非被指定為對沖之任何衍生工具公平值變動會即時於綜合損益表內確認。

衍生金融工具及對沖

衍生工具最初於訂立衍生工具合約當日按公平值確認，其後於每個結算日按公平值重新計量。此項確認法導致之收益或虧損隨即確認為損益，除非衍生工具指定為對沖工具並按其生效。倘其指定為對沖工具，確認損益之時間則取決於對沖關係的性質。本集團指定若干衍生工具為對沖定息銀行借貸的公平值(公平值對沖)及對沖很可能發生的外幣風險預期交易(現金流量對沖)；或對沖外地營運的淨投資。

財務擔保合約

財務擔保合約為當某一指定債務人不能根據債務工具的原有或經修訂條款支付到期債務，而要求發行人作出指定之付款，以償付持有人因此而發生之損失之合約。由本集團發行及並未指定為按公平值計入損益之財務擔保合約按公平值減發行財務擔保合約直接應佔之交易成本初步確認。於初步確認後，本集團按以下兩項之較高者計量財務擔保合約：(i)按香港會計準則第37號「撥備、或然負債及或然資產」之規定釐定之金額；及(ii)初步確認金額減(如適用)按香港會計準則第18號「收益」確認之累計攤銷。

終止確認

當自一項金融資產收取現金流量之權利屆滿，或該項金融資產已轉讓且本集團已大體上轉移該金融資產所有權之全部風險及報償，該金融資產即被終止確認。於終止確認某項金融資產時，有關資產賬面值及已收代價之和，與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

當有關合約規定之責任被解除、取消或屆滿之時，金融負債則自本集團之綜合資產負債表內移除。被終止確認之金融負債賬面值與已付或應付代價之差額乃於損益內確認。

持有供出售物業

持有供出售物業以成本及可兌現淨值之較低者呈列。

減值

於每個結算日，本集團會對有形資產及無形資產之賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損或過往年度確認之減值虧損不再存在或已予減少。倘資產之估計可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，除商譽以外之資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

金融負債及權益工具

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

一項權益工具乃證明於本集團資產之剩餘權益(扣減其所有負債後)之任何合約。本集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

實際利息法

實際利息法為計算金融負債之攤銷成本以及分配於有關期間的利息開支之方法。實際利率是可準確透過金融負債之預計年期或(倘適用)在較短期間內對估計未來現金付款進行折算的利率。

利息開支按實際利率基準確認，惟指定按公平值計入損益之金融負債，則是將利息開支計入淨收益或虧損中。

其他金融負債

其他金融負債包括貿易往來及其他應付款項，應付關聯公司款項，銀行貸款及融資租賃承擔，乃採用實際利率法計算攤銷成本入賬。

可換股貸款票據

本集團發行之可換股貸款票據包含金融負債及權益部份，並於初步確認時分開歸類於各自負債及權益部份。

於初步確認時，負債部份之公平值乃按類似非可換股債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部份之公平值之差額(代表持有人將貸款票據轉換為權益之內置認購期權)計入權益(可換股貸款票據權益儲備)。

其後期間可換股貸款票據之負債部份採用實際利率法以攤銷成本入賬。權益部份(代表將負債部份轉換為本公司普通股之期權)將保留於可換股貸款票據儲備內直至內置期權被行使，及可換股貸款票據權益儲備及兑換時負債部份之賬面值將作為已發行股份之代價轉撥至股本及股份溢價。若該期權於到期日仍未行使，則於可換股貸款票據權益儲備呈列之餘額將被用於撥入累計虧損。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例，分配至負債及權益部份。與權益部份相關之交易成本直接從權益扣除。與負債部份相關之交易成本計入負債部份之賬面值並以實際利率法於可換股貸款票據年期內攤銷。

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

金融資產減值

於各結算日評估金融資產有否減值跡象，惟按公平值計入損益之金融資產除外。倘有客觀證據顯示金融資產首次確認後發生的一項或多項事件導致相關投資之估計未來現金流量被削弱，則金融資產視為已減值。

就可供出售股本投資而言，倘該投資的公平值長期或持續下跌至低於其成本，則被視為減值之客觀證據。

就所有其他金融資產而言，減值之客觀證據包括：

(a) 發行人或交易對手出現重大財政困難；或

(b) 拖欠或不支付利息或本金付款；或

(c) 借貸方很可能破產或進行財務重組。

就若干類別之金融資產（例如貿易往來應收款項）而言，被評為不會單獨作出減值之資產會於其後彙集一併評估減值。應收賬款組合出現減值之客觀證據包括本集團過往收款記錄、組合內延遲付款之拖欠期超過7至90日平均信貸期之宗數上升，以及國家或地區經濟狀況出現明顯變動導致應收賬款未能償還。

就按已攤銷成本列賬之金融資產而言，當有客觀證據證明資產已減值，減值虧損於損益中確認，並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算。

就按成本列賬之金融資產而言，減值虧損金額乃資產賬面值與估計未來現金流折現計算的現值兩者之間的差額，而折現率為同類金融資產之現時市場回報率。該減值虧損在期後不可撥回。

所有金融資產之減值虧損會直接於金融資產之賬面值中作出扣減，惟貿易往來應收賬款除外，貿易往來應收賬款之賬面值會透過撥備賬作出扣減。撥備賬內之賬面值變動會於損益中確認。當貿易往來應收賬款被視為不可收回時，將於撥備賬內撇銷。先前已撇銷的款項如其後收回，將撥回損益內。

就按攤銷成本計量之金融資產而言，倘減值虧損額於隨後期間有所減少，而有關減少在客觀上與確認減值後發生之事件有關，則先前已確認之減值虧損將透過損益予以撥回，惟該資產於減值被撥回當日之賬面值不得超過未確認減值時之已攤銷成本。

可供出售股本投資之減值虧損不會於其後期間在損益內撥回。減值虧損後公平值的任何增加將直接確認為權益。就可供出售債務投資而言，倘該投資公平值之增加可客觀地與確認減值虧損後之某一事件發生聯繫，減值虧損將隨後撥回。

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類，即持作交易之金融資產及於初步確認時指定為以公平值計入損益之金融資產。

下列情況下金融資產乃歸類為持作買賣：

(a) 所收購之金融資產主要用於在不久將來銷售；或

(b) 屬於本集團整體管理之可識別金融工具組合之一部份，且近期事實上有出售以賺取短期利潤的模式；或

(c) 屬於衍生工具(除指定及具有有效對沖作用之工具之外)。

持作交易之金融資產以外之金融資產倘符合下列條件，則於初步確認時可被指定為以公平值計入損益之金融資產：

(a) 該指定消除或主要減低以其他方式計量或確認而出現之不一致計量或確認；或

(b) 金融資產構成按本集團列明之風險管理或投資策略管理的一組金融資產或金融負債或者兩者同時具有，並以公平值為基準評估其表現，及按該基準提供有關組別的內部資訊；或

(c) 構成含有一項或多項內置衍生工具之合約的一部份，及香港會計準則第39號准許全部合併合約(資產或負債)指定為按公平值計入損益。

於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。在損益內確認之盈利或虧損淨額包括從金融資產賺取之任何股息或利息。

貸款及應收款項

貸款及應收款項乃固定或可釐定付款，並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項(包括貿易及其他應收款項、現金及現金等值項目以及應收聯營公司款項)按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證據顯示有關資產已減值，則於損益內確認減值虧損，其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在較後期間，可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連，減值虧損予以撥回，惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他(如上所述)類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內確認。當有客觀證據顯示資產已減值，則於損益內確認可供出售金融資產之任何減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。可供出售股票投資的減值虧損不會於隨後期間撥回。惟就可供出售債務投資而言，如其後該投資之公平值增加，而該增加是可客觀地與確認減值虧損後發生的事件有關連，則其減值虧損隨後撥回。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

撥備及或然負債

當本集團具有一項因過往事件導致之當前責任，且很有可能本集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由本集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在財務報表附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

金融工具

當一家集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計入損益的金融資產及金融負債除外)，於初步確認時計入金融資產或負債之公平值或從中扣減。收購金融資產或金融負債直接應佔，且以公平值計入損益的交易成本即時於損益內確認。

金融資產

本集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項，持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策說明如下。

實際利息法

實際利息法為計算金融資產之攤銷成本以及分配於有關期間的利息收入之方法。實際利率是可準確透過金融資產之預計可用年期或(倘適用)在較短期間內對估計未來現金收入(包括所支付或收取能構成整體實際利率之所有費用、交易成本及其他溢價或折價)進行折算的利率。

就債務文據而言，利息收入按實際利率基準確認，惟指定按公平值計入損益之金融資產，則是將利息收入計入淨收益或虧損中。

物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值，按其估計之可使用年期以直線法撇銷，所使用之年率如下：

以中期契約持有之土地	契約尚餘年期
建於中期契約土地上之樓宇	$2^1/_2$－5%
物業裝修	20%或於契約期內
傢俬、裝置及設備	10－20%
機器及工具	20－$33^1/_3$%
汽車	20－25%
機動遊艇	5%

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部份乃分開考慮，惟不能在土地及樓宇部份之間可靠地分配租金者除外，而在此情況下，整項租賃一般被視為融資租約。倘租金能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將重新分類為經營租賃項下之預付租約付款並按成本列賬及按租約年期以直線法攤銷。同樣，倘未能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將繼續入賬為物業、機器及設備。由於董事認為在土地及樓宇部份之間未能作出可靠分配，故並無於本財務報表中重列。

物業、機器及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損（以出售所得款項淨額與該項目之賬面值之差額計算），將計入該項目終止確認年度之綜合損益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時，投資物業以成本計量（包括任何直接應佔支出）。初步確認後，投資物業採用公平值模型按公平值計量。投資物業公平值變動產生之損益計入發生期間之損益賬。

一項投資物業被出售或該投資物業永久停止使用，或預期出售該項投資物業不會產生任何未來經濟收益，則該項投資物業被終止確認。終止確認某項資產產生之任何損益（按出售所得款項淨額與該資產賬面值之差計算）均列入有關項目被終止確認年度之損益表。

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之現行匯率換算為本集團之列賬貨幣(如港元)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出動大幅波動則作別論，於此情況下，則採用於換算當日之現行匯率。所產生之匯兑差額(如有)乃確認作股本之獨立部份(匯兑儲備)。該等匯兑差額乃於海外業務被出售之期間內於損益賬內確認。

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之現行匯率進行換算。產生之匯兑差額乃於匯兑儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與綜合損益表內呈報之純利兩者差異乃因為其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税及不獲扣減之損益表項目所致。

遞延税項乃為綜合財務報表內資產及負債賬面值與計算應課税盈利所用相應税基間之差異而產生之應繳付或可退回税項。遞延税項負債一般按所有應課税之暫時性差異予以確認，而遞延税項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課税盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響税務盈利或會計盈利之交易中初步確認(業務合併之情況下除外)之其他資產及負債而引致，則有關資產及負債不予確認。

遞延税項負債按於附屬公司及聯營公司之投資所引致之應課税暫時性差異而予以確認，惟本集團可控制暫時性差異之撥回時間及不大可能於可見將來撥回之暫時性差異則除外。

遞延税項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課税盈利恢復全部或部份資產價值。

遞延税項按預計於償還負債或變現資產之期間內按適用之税率計算。遞延税項於損益中扣除或計入，惟倘遞延税項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延税項亦會於權益中處理。

分部報告

業務分部乃一組提供產品或服務的資產及業務，所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務。而所涉風險及回報有別於其他經濟環境經營之分部。

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法在綜合損益表中確認。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產(或倘屬較低者，則以最低租賃付款之現值)。對出租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

租賃土地

租賃土地之權益當作經營租賃入賬，並以直線法於租賃期內攤銷。

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣(外幣)進行之交易，一律以交易日現行匯率折算為其功能貨幣(即該企業經營之主要經濟環境通用之貨幣)入賬。於每個結算日，以外幣計值之貨幣資產以結算日現行匯率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行匯率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之匯兑差額於產生期內之損益賬內確認，惟構成本集團對一項外國業務淨投資之貨幣項目所產生之匯兑差額除外，此類匯兑差額於綜合財務報表之權益部份確認。以公平值入賬之非貨幣項目，其重新折算產生之匯兑差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之匯兑差額亦直接於權益內確認。

商譽

於二零零五年一月一日之前因收購所產生之商譽

因收購一間附屬公司或共同控制實體之淨資產及業務(且協議日期早於二零零五年一月一日)所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或共同控制實體可辨別資產及負債公平值內權益之差額。

就於二零零一年一月一日前因收購附屬公司或共同控制實體之淨資產及業務產生且已資本化之商譽，本集團已自二零零五年一月一日起停止攤銷，而此類商譽(扣除於二零零五年十二月三十一日之累計攤銷)每年(或當指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試(見下列會計政策)。

於二零零五年一月一日或之後因收購所產生之商譽

因收購一間附屬公司或共同控制實體(使用按比例綜合法入賬)(且協議日期為或遲於二零零五年一月一日)所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或共同控制實體可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

因收購一間附屬公司或共同控制實體所產生且已資本化之商譽於綜合資產負債表內獨立呈列。

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組。獲分配商譽之現金產生單位將每年(或有指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試。於某財政年度因收購產生商譽時，所獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於綜合損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或或共同控制實體若被出售，則資本化商譽之應佔金額概於計算出售之盈利或虧損時計入。

收入確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣，及抵銷本集團間之銷售後列賬。收益按以下基準確認：

銷售商品收入乃於交貨及貨品所有權之大部份風險及回報已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用實際利率(即將該金融資產之估計未來現金流入量準確折現至其賬面淨額之利率)計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

業務合併

收購附屬公司採用收購法入賬。收購成本乃按本集團為換取被收購方控制權而給予之資產、所產生或承擔之負債及發行之股本工具於交換當日之公平值總額，另加應佔業務合併之任何直接成本計量。被收購方符合香港財務報告準則第3號「業務合併」項下確認條件之可識別資產、負債及或然負債按收購當日之公平值確認，惟根據香港財務報告準則第5號「持作出售之非流動資產及已終止業務」分類為持作出售之非流動資產（或出售組合）除外（該等資產按公平值減出售成本確認及計量）。

收購產生之商譽確認為一項資產，並初步按成本計量，指業務合併成本超出本集團所佔已確認可識別資產、負債及或然負債之公平淨值之差額。倘於重新評估後，本集團所佔被收購方可識別資產、負債及或然負債之公平淨值超出業務合併成本，則差額應即時於溢利或虧損內確認。

少數股東所佔之被收購方權益初步按所佔已確認資產、負債及或然負債之公平淨值之比例計量。

就經綜合計算附屬公司，於彼等資產淨值之少數股東權益與本集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對本集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

於附屬公司之投資

附屬公司指本集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司（包括特定用途公司）。當評估本集團是否控制另一家公司時，將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入本公司之資產負債表內。

於聯營公司之投資

聯營公司指本集團對其有重大影響力但並無控制權，且一般持有20%至50%投票權之所有公司。

聯營公司之業績，資產及負債乃以會計權益法綜合入財務報表。根據權益法，於聯營公司之投資乃初步按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益（其包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份），則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超出於收購當日確認之本集團佔聯營公司可辨別資產、負債及或然負債之公平淨值之差額確認為商譽。商譽納入投資賬面值內並將減值評估為投資之一部份。

本集團佔可辨別資產、負債及或然負債之公平淨值超出收購成本之數額，於評估後即時於損益內確認。

倘與本集團之一間聯營公司進行一組交易，則損益以本集團於有關聯營公司中之權益為限撤銷。

本集團並無提早應用以下已頒佈惟未生效之新訂準則、修訂準則或詮釋。

香港會計準則第1號(經修訂)	呈列財務報表[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港財務報告準則第8號	經營分部[1]
香港(國際財務報告詮釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[2]
香港(國際財務報告詮釋委員會)－詮釋第12號	服務特許權安排[3]
香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠計劃[4]
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號－定額利益資產的限額、最低資本規定及相互之間的關係[3]

1 於二零零九年一月一日或之後開始之年度期間生效。

2 於二零零七年三月一日或之後開始之年度期間生效。

3 於二零零八年一月一日或之後開始之年度期間生效。

4 於二零零八年七月一日或之後開始之年度期間生效。

本公司董事預期應用該等準則或詮釋不會對本集團之業績及財務狀況產生重大影響。

3. 主要會計政策

綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」,亦包含香港會計準則(「香港會計準則」)及其詮釋(「詮釋」))、香港普遍接納之會計原則,香港公司條例之披露要求及聯交所證券上市規則(「上市規則」)之適用披露要求編製。

編製基準

綜合財務報表按歷史成本慣例編製,惟若干可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)及以公平值入賬之投資物業例外。

依據香港財務報告準則編製綜合財務報表,須採用若干關鍵會計估計。亦要求管理層於應用本集團會計政策時運用其判斷。

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內,由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

必要時,將調整附屬公司之財務報表,以令彼等之會計政策與本集團其他成員所採用者一致。

所有集團內公司間交易、結餘,收入及支出概於綜合時對銷。

財務報表賬項附註

截至二零零七年十二月三十一日止年度

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要經營地點之地址於本年報公司資料部份披露。

本公司為一間控股公司，其主要附屬公司從事優質品牌產品之進口、市場推廣、分銷及售後服務。客戶遍及亞洲地區，並以中華人民共和國(「中國」)、香港、澳門、新加坡及馬來西亞市場為主。提供的產品主要包括汽車及汽車配件、機動遊艇、直升機、高檔時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品與物業投資。

財務報表以港幣(即本公司之功能貨幣)呈列。財務報表於二零零八年三月二十八日由董事會批准並授權刊發。

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)

於本年度，本集團首次應用香港會計師公會(「香港會計師公會」)頒佈之多項新訂準則、修訂及詮釋(「新香港財務報告準則」)，該等準則於二零零七年一月一日開始之本集團財政年度生效。

香港會計準則第1號(修訂本)	資本披露
香港財務報告準則第7號	金融工具：披露
香港(國際財務報告詮釋委員會)－詮釋第7號	根據香港會計準則第29號「嚴重通賬經濟中之財務報告」採用重列法
香港(國際財務報告詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)－詮釋第9號	重新評估內含衍生工具
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告及減值

採納上述新訂香港財務報告準則對現時或以往會計期間之編製及呈列方式並無重大影響。因此，毋須作出前期調整。

本集團已追溯應用香港會計準則第1號(修訂本)及香港財務報告準則第7號項下之披露規定。根據香港會計準則第32號之規定於過往年度呈列之若干資料已被移除，而基於香港會計準則第1號(修訂本)及香港財務報告準則第7號規定之有關比較資料已於本年度首次呈列。

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
投資業務		
購買投資物業	–	(4,944)
出售投資物業所得款項	–	1,140
購買物業、廠房及設備	(32,673)	(12,422)
出售物業、廠房及設備所得款項	1,983	142
出售產品分銷權所得款項	–	5,873
出售一間聯營公司所得款項	6,791	26,161
收購附屬公司現金流入／(流出)淨額	8	(1,113)
出售附屬公司現金流入淨額	352,746	–
已收利息	1,922	348
投資業務所得現金淨額	330,777	15,185
融資業務		
新造銀行貸款	496,629	347,457
新訂融資租賃債務	–	2,600
行使優先認股權所得款項	2,587	–
償還銀行貸款	(528,963)	(312,498)
已付利息	(13,355)	(10,319)
償還融資租賃債務	(1,404)	(493)
已付融資租賃費用	(20)	(14)
融資業務(所用)／所得現金淨額	(44,526)	26,733
現金及現金等值項目增加淨額	339,496	9,251
於一月一日之現金及現金等值項目	22,023	18,603
外幣匯率變動之影響	1,847	(5,831)
於十二月三十一日之現金及現金等值項目	363,366	22,023
現金及現金等值項目結餘分析		
即：		
現金及現金等值項目	363,949	40,944
銀行透支	(583)	(18,921)
	363,366	22,023

綜合現金流量表
截至二零零七年十二月三十一日止年度

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
經營業務		
除税前盈利	49,164	11,538
經作出以下調整：		
應佔聯營公司業績	1,169	7,777
利息收入	(1,922)	(348)
利息支出	14,013	10,917
融資租賃費用	20	14
折舊	10,754	9,036
預付租賃款項攤銷	5	–
負商譽	–	(8,008)
出售持作出售物業之收益	–	(5)
出售投資物業之虧損	–	260
出售物業、廠房及設備之(收益)／虧損	(444)	9
其他以公平值計入損益的金融資產公平值(收益)／虧損	(6)	9
衍生金融工具公平值收益	(57)	–
擔保撥備	7,500	–
持作出售物業減值至可變現淨值之撥回減值	–	(400)
投資物業公平值收益	(2,022)	(25,026)
出售一間附屬公司之虧損	–	15,935
出售附屬公司之收益	(76,021)	(28,624)
出售一間聯營公司之虧損	1,968	9,723
商譽減值虧損	118	–
可供出售金融資產減值虧損	6,000	–
股份付款支出	2,153	–
未計營運資金變動前之經營現金流量	12,392	2,807
存貨減少／(增加)	26,026	(67,376)
持作出售物業減少	–	1,856
貿易往來及其他應收賬款增加	(36,301)	(39,500)
應收聯營公司款項(增加)／減少	(10,309)	577
貿易往來及其他應付賬款增加	76,927	44,957
應付票據(減少)／增加	(9,226)	26,968
應付關聯公司款項減少	(5,571)	(2,538)
經營所得／(所用)現金	53,938	(32,249)
已付香港利得税	(693)	–
已付海外税項	–	(418)
	(693)	(418)
經營業務所得／(所用)現金淨額	53,245	(32,667)

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零六年一月一日	(68,098)
年內虧損	(7,777)
於二零零六年十二月三十一日及二零零七年一月一日	(75,875)
年內虧損	(1,169)
於二零零七年十二月三十一日	(77,044)

附註： 本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

綜合權益變動報表
截至二零零七年十二月三十一日止年度

	本公司權益持有人應佔									
	股本 *港幣千元*	股份溢價 *港幣千元*	資本贖回儲備 *港幣千元*	優先認股權儲備 *港幣千元*	匯兌儲備 *港幣千元*	可換股債款票據之權益部份 *港幣千元*	其他儲備 *港幣千元* *(附註)*	累計虧損 *港幣千元*	少數股東權益 *港幣千元*	合計 *港幣千元*
於二零零六年一月一日	221,615	–	916	–	(40)	185	151,236	(72,935)	3,544	304,521
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	–	(6,358)	–	–	–	–	(6,358)
直接於權益內確認之收入淨額	–	–	–	–	(6,358)	–	–	–	–	(6,358)
本年度盈利	–	–	–	–	–	–	–	7,114	3,283	10,397
本年度確認收入總額	–	–	–	–	(6,358)	–	–	7,114	3,283	4,039
出售附屬公司時撥回	–	–	–	–	2,243	–	–	–	8,176	10,419
於二零零六年十二月三十一日及二零零七年一月一日	221,615	–	916	–	(4,155)	185	151,236	(65,821)	15,003	318,979
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	–	(15)	–	–	–	242	227
確認以權益結算並以股份付款	–	–	–	2,153	–	–	–	–	–	2,153
直接於權益內確認之收入淨額	–	–	–	2,153	(15)	–	–	–	242	2,380
本年度盈利	–	–	–	–	–	–	–	35,677	7,231	42,908
本年度確認收入總額	–	–	–	2,153	(15)	–	–	35,677	7,473	45,288
於行使優先認股權時發行股份	2,433	226	–	(72)	–	–	–	–	–	2,587
於收購可供出售金融資產時發行股份	31,266	4,734	–	–	–	–	–	–	–	36,000
優先認股權失效	–	–	–	(64)	–	–	–	64	–	–
於二零零七年十二月三十一日	255,314	4,960	916	2,017	(4,170)	185	151,236	(30,080)	22,476	402,854

資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
非流動資產			
物業、廠房及設備	15	560	1,586
於附屬公司之投資	19	271,075	277,894
		271,635	279,480
流動資產			
貿易往來及其他應收賬款		726	557
應收附屬公司款項	23	36,918	–
應收聯營公司款項	23	114	–
其他以公平值計入損益的金融資產	25	17	11
現金及現金等值項目		318	327
		38,093	895
流動負債			
貿易往來及其他應付賬款		4,092	3,689
應付附屬公司款項	23	180,127	156,704
應付關聯公司款項	29	441	553
可換股貸款票據	28	30,207	–
財務擔保合約		8,307	15,126
		223,174	176,072
流動負債淨額		(185,081)	(175,177)
資產總值減流動負債		86,554	104,303
非流動負債			
可換股貸款票據	28	–	29,549
資產淨值		86,554	74,754
本公司權益持有人應佔資本及儲備			
股本	33	255,314	221,615
儲備	34	(168,760)	(146,861)
總權益		86,554	74,754

	附註	二零零七年 港幣千元	二零零六年 港幣千元
非流動負債			
可換股貸款票據	28	–	29,549
一年後到期之融資租賃債務	30	168	1,121
一年後到期之貸款	31	13,506	11,303
遞延税項負債	32	6	19,915
		13,680	61,888
資產淨值		402,854	318,979
資本及儲備			
股本	33	255,314	221,615
儲備		125,064	82,361
本公司權益持有人應佔權益		380,378	303,976
少數股東權益		22,476	15,003
總權益		402,854	318,979

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
非流動資產			
投資物業	14	9,600	234,918
物業、廠房及設備	15	44,541	100,479
預付租賃款項	16	1,558	—
商譽	17	2,787	2,597
於聯營公司之權益	20	—	10,727
可供出售之金融資產	24	30,527	527
遞延税項資產	32	16	4,215
		89,029	353,463
流動資產			
存貨	21	124,993	150,477
持作出售物業之可變現淨值		23,400	23,400
貿易往來及其他應收賬款	22	185,075	149,440
應收聯營公司款項	23	14,260	3,951
其他以公平值計入損益的金融資產	25	17	11
現金及現金等值項目		363,949	40,944
		711,694	368,223
流動負債			
貿易往來及其他應付賬款	26	243,956	163,567
應付票據		36,758	45,984
應繳税項		162	296
應付關聯公司款項	29	1,343	6,914
可換股貸款票據	28	30,207	—
一年內到期之融資租賃債務	30	936	1,387
一年內到期之貸款	31	70,827	122,671
		384,189	340,819
流動資產淨值		327,505	27,404
資產總值減流動負債		416,534	380,867

2. 經審核綜合財務報表

以下為本集團截至二零零七年十二月三十一日止年度之經審核綜合財務報表連同其附註，乃摘錄自本公司截至二零零七年十二月三十一日止年度之年報。

綜合損益表
截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
營業額	5	1,153,201	786,580
銷售成本		(938,222)	(624,947)
毛利		214,979	161,633
其他營業收入	7	4,479	16,245
分銷成本		(72,125)	(55,121)
行政費用		(145,220)	(120,198)
出售持作出售物業之收益		–	5
出售投資物業虧損		–	(260)
投資物業公平值收益	14	2,022	25,026
持作出售物業減值撥回至可變現淨值		–	400
經營盈利	8	4,135	27,730
財務費用	9	(14,355)	(11,381)
可供出售金融資產之減值	24	(6,000)	–
擔保撥備	27	(7,500)	–
出售一間附屬公司之虧損	36	–	(15,935)
出售附屬公司之收益	36	76,021	28,624
出售一間聯營公司之虧損	20	(1,968)	(9,723)
應佔聯營公司業績	20	(1,169)	(7,777)
除稅前盈利		49,164	11,538
所得稅開支	10	(6,256)	(1,141)
本年度盈利		42,908	10,397
應佔：			
本公司權益持有人		35,677	7,114
少數股東權益		7,231	3,283
		42,908	10,397
本公司權益持有人應佔之每股盈利			
一基本及攤薄	11	0.15港元	0.03港元

1. 財務摘要

以下概述本集團截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度各年之經審核綜合財務資料，乃摘錄自本公司年報，本公司核數師國衛會計師事務所(英國特許會計師及香港執業會計師)並無就該等資料作出保留意見。

業績

	截至十二月三十一日止年度		
	二零零七年	二零零六年	二零零五年
	港幣千元	*港幣千元*	*港幣千元*
營業額	1,153,201	786,580	697,454
經營盈利	4,135	27,730	76,322
財務費用	(14,355)	(11,381)	(6,685)
其他非營業收入	76,021	28,624	—
其他非營業支出	(15,468)	(25,658)	—
應佔聯營公司業績	(1,169)	(7,777)	(20,739)
除稅前盈利	49,164	11,538	48,898
所得稅開支	(6,256)	(1,141)	(11,502)
本年度盈利	42,908	10,397	37,396
應佔：			
本公司權益持有人	35,677	7,114	35,461
少數股東權益	7,231	3,283	1,935
	42,908	10,397	37,396

資產、負債及權益

	於十二月三十一日		
	二零零七年	二零零六年	二零零五年
	港幣千元	*港幣千元*	*港幣千元*
總資產	800,723	721,686	615,606
總負債	(397,869)	(402,707)	(311,085)
資產淨值	402,854	318,979	304,521
本公司權益持有人應佔權益	380,378	303,976	300,977
少數股東權益	22,476	15,003	3,544
	402,854	318,979	304,521

推薦意見

董事會認為，買賣協議之條款乃公平合理，並符合本公司及股東整體之利益。因此，建議股東投票贊成在股東特別大會上提呈之決議案。

其他資料

務請 閣下垂注本通函各附錄所載之其他資料。

此致

列位股東 台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啓

二零零八年九月二十六日

* *僅供識別*

上市規則之含義

收購事項連同授出認沽期權構成上市規則下本公司之非常重大收購事項，須經股東批准後方可作實。概無任何賣方於本公司擁有任何權益，概無任何股東於收購事項及／或認沽期權擁有任何權益，故全體股東均可就將於股東特別大會上提呈有關收購事項及認沽期權之決議案投票。

股東特別大會

本公司謹訂於二零零八年十月十四日（星期二）上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會或其任何續會，大會通告載於本通函第187至189頁。隨附股東特別大會適用之代表委任表格。倘 閣下未能親身出席股東特別大會，務請按照代表委任表格列印之指示將表格填妥，並盡快交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，惟無論如何須於股東特別大會或其任何續會（視情況而定）指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會或其任何續會（視情況而定）並於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

要求以投票方式表決之程序

根據公司細則第70條規定，下列人士可於宣布舉手投票結果之前或之時或撤銷任何其他投票要求時，要求就任何於股東特別大會上提呈投票之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

進行收購之理由

本集團主要從事優質品牌產品的進口、市場推廣、分銷及售後服務，客戶遍及亞洲地區，並以中國、香港、澳門、新加坡及馬來西亞市場為主，以及從事物業投資。提供的產品主要包括汽車及汽車配件、機動遊艇、直升飛機、優質時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品。

中國兒童服裝市場龐大，並且相當分散。中國有逾4億兒童，超過1億居住在城市。隨著城市化進程加快、財富的積累以及「一孩」政策，董事相信，中國為本集團提供進一步推進品牌建設並擴大市場佔有率的顯著增長機會。董事會認為，收購事項將使本集團能夠使其現有時裝及配飾業務線得以擴充及進一步多元化，以及為本集團整體批發及分銷網絡帶來協同效益。董事相信，本集團之企業策略與韻揚集團之策略一致，即在現有穩定基礎上擴展市場領導地位，建立品牌。據此，董事會認為，本集團之收益流將透過收購事項強化及進一步多元化。

鑑於上述理由，董事認為買賣協議之條款(包括總代價)對股東屬公平合理，且買賣協議符合本公司及股東整體利益。

收購事項之可能財務影響

於完成後，韻揚將成為本公司擁有80%權益之附屬公司，而韻揚集團之財務業績將併入本集團。

根據本通函附錄三所載經擴大集團未經審核備考財務資料，經擴大集團未經審核資產及負債總額將分別增加約4.3%及4.5%，分別約達835,000,000港元及415,700,000港元(於二零零七年十二月三十一日，本集團經審核資產及負債總額分別約為800,700,000港元及397,900,000港元)。

董事認為收購事項將優化經擴大集團之盈利基礎。然而，收購事項對經擴大集團未來盈利之整體影響將取決於(其中包括)韻揚集團之未來表現。

附註：

1. 朱女士為陳子毅先生之母。

2. 楊女士及楊瑞儀女士為姐妹。

3. 何祥慶先生、何強慶先生及何潤傑先生為兄弟。

韻揚擁有三家全資附屬公司，即兆財國際有限公司、億善有限公司及韵利(上海)商業有限公司。兆財國際有限公司及億善有限公司各自均為香港註冊成立之有限公司。韵利(上海)商業有限公司乃於中國註冊成立之外商獨資企業。韻揚集團公司成員主要從事兒童服裝零售及批發。韻揚亦於一家新加坡註冊成立之公司擁有46%權益，該公司從事兒童及嬰兒服裝(包括嬰兒產品及配飾)零售。

韻揚集團擁有「小笑牛」(Kingkow)品牌。「小笑牛」(Kingkow)為具國際領導地位之服飾專門店，於大中華地區、韓國、東南亞及中東擁有銷售點，為初生嬰兒至14歲兒童提供優質及設計獨特的服裝及配飾。韻揚集團歷史悠久，逾十年前於香港成立以來，其建立之客戶基礎令其得以於不同地區擴展。截至最後實際可行日期，韻揚集團擁有98個銷售點，主要位於香港、澳門、中國、新加坡、泰國、韓國、阿拉伯聯合酋長國及哈薩克斯坦。

根據韻揚截至二零零八年二月二十九日之經審核綜合財務報表，韻揚之資產淨值約為81,900,000港元。截至二零零七年二月二十八日及二零零八年二月二十九日止兩個財政年度各年，韻揚錄得以下稅前及稅後經審核綜合純利：

	截至二零零八年二月二十九日止年度(經審核) *港元*	截至二零零七年二月二十八日止年度(經審核) *港元*
除稅前純利	23,994,122	14,001,664
除稅後純利	21,343,572	12,760,374

於買賣協議完成後，俊峰將擁有韻揚之80%權益，韻揚將成為本公司之間接附屬公司。賣方將擁有韻揚餘下20%股權。截至二零零八年十二月三十一日止財政年度，韻揚集團之業績將與本集團之財務業績合併。朱女士及楊女士將仍然擔任韻揚董事，俊峰將提名三名人士至韻揚董事會。

作為完成後韻揚之主要股東，俊峰並不希望韻揚任何股東有意出售權益時出售彼等於韻揚之權益予買賣各方以外人士，故同意授出認沽期權。另一方面，韻揚股東可將彼等於韻揚之權益出售予俊峰，代價將參考與收購事項相同之市盈率協定之公式釐定，無需物色潛在買家並與潛在買家進行冗長之協商。

由於認沽期權之行使價將參考賣方於行使認沽期權時韻揚之有關經審核綜合純利而計算，故認沽期權下俊峰應付之最高總代價於本公告日期無法釐定。根據上市規則第14.74(1)條，認沽期權將被分類，如同其已行使一樣。授出認沽期權連同收購事項將被視作非常重大收購。

本公司將於行使認沽期權後，遵守上市規則第14.74(2)條之披露規定。

有關韻揚集團之資料

韻揚是一家於一九九八年一月二十三日於香港註冊成立之有限公司。下表載列韻揚於買賣協議日期及完成後之股權架構：

	韻揚於買賣協議日期之股權架構		韻揚於完成後之股權架構	
	所持股份數目	概約百分比 %	所持股份數目	概約百分比 %
朱女士	4,847	48.47	969	9.69
楊女士	1,546	15.46	309	3.09
大愉有限公司	1,031	10.31	207	2.07
陳子毅	515	5.15	103	1.03
何祥慶	515	5.15	103	1.03
陳家樂	412	4.12	82	0.82
梁月明	412	4.12	82	0.82
何強慶	258	2.58	52	0.52
何潤傑	258	2.58	52	0.52
楊瑞儂	206	2.06	41	0.41
俊峰	—	—	8,000	80
合計	10,000	100	10,000	100

(c) 韻揚集團已分別與朱女士及楊女士訂立有關韻揚集團商店業務之委託經營協議，訂立形式將由各方協定；

(d) 本公司已根據上市規則於股東大會上獲得其股東批准收購事項及買賣協議下擬進行之交易；

(e) 韻揚已根據有關貸款之條款及條件，獲得提供該等貸款予韻揚集團之銀行之同意，變更韻揚之最終實益擁有人(倘需要)；及

(f) 按有關韻揚於宏利保險中心之辦事處之租約，及銅鑼灣辦事處之租約之要求，韻揚已就買賣協議下擬進行交易獲得有關租約之業主之必要批准。

韻揚集團四個銷售點以朱女士及楊女士名義經營，上文(c)所述之委託經營協議旨在完善並落實韻揚集團對該等銷售點之擁有權。

倘任何條件於截止日期前仍未達成(或由俊峰根據買賣協議豁免，如適用)，則買賣協議將失效，且買賣協議及所載全部條款(其中有關披露限制除外)將告失效及作廢，並再無效力，惟協議各方仍須就先前違反協議之條款向其他方承擔責任。

完成

完成將於買賣協議所載之條件達成或豁免後(視情況而定)之第五個營業日(或各訂約方於完成前或會書面同意之較後日期)進行。

認沽期權

根據買賣協議，俊峰已向賣方授出認沽期權，可於二零一一年一月一日至二零一五年十二月三十一日期間，以向俊峰發出書面通知，要求俊峰購買韻揚最多20%已發行股本。應付代價將參考韻揚上一財政年度之經審核綜合純利(倘行使認沽期權之通知書於六月三十日或之前發出)或韻揚截至六月三十日止十二個月之經審核綜合純利(倘行使認沽期權之通知書於六月三十日之後發出)按6.5倍之市盈率釐定。

(b) 訂約各方協定調整金額後五個營業日內且不遲於二零一零年四月三十日支付28,860,000港元(可予調整，詳情載於下文「總代價之調整」一段)。

賣方將按彼等各自出售股份數目與出售股份總數之比例收取總代價。總代價乃由本公司及賣方經參照保證利潤及約6.5倍市盈率，經公平磋商後釐定。於達致總代價時，本集團已比較從事服裝零售及批發業務之公司之市場數據，並認為總代價(特別是6.5倍的市盈率)屬公平合理，符合本公司及股東整體之利益。

總代價之調整

本公司將透過扣除韻揚截至二零零九年十二月三十一日止年度於台灣營運之收益及開支，對韻揚截至二零零九年十二月三十一日止年度之經審核綜合純利作出最多3,000,000港元之調整(「**經調整二零零九年純利**」)。賣方保證經調整二零零九年純利將不低於18,500,000港元(即保證利潤)。

倘經調整二零零九年純利低於16,000,000港元，原餘額款項將按下列公式作出調整：

(保證利潤－經調整二零零九年純利) x 6.5 x 80%

倘經調整二零零九年純利為零或負數，於應用公式時，「經調整二零零九年純利」將為零。倘扣減金額超過原餘額款項，則扣減金額應等於原餘額款項。

原餘額款項將不會向上調整。

條件

下列條件達成後，完成方告作實：

(a) 俊峰信納有關韻揚之業務、事務、營運及財務狀況之法律及財務盡職審查及韻揚集團繼續從事其業務之有效存續性及權力與身份；

(b) 獲得香港或其他地方有關買賣協議下擬進行交易之所有必要批准、授權或同意；

完成後，本公司將擁有韻揚80%權益，賣方則合共擁有20%權益。韻揚及其附屬公司將成為本公司附屬公司。

根據買賣協議，俊峰已向賣方授出認沽期權，可於二零一一年一月一日至二零一五年十二月三十一日期間行使。

由於認沽期權之行使價將參考賣方於行使認沽期權時韻揚之有關經審核綜合純利而計算，故認沽期權下俊峰應付之最高總代價於最後實際可行日期無法釐定。根據上市規則第14.74(1)條，認沽期權將被分類，如同其已被行使一樣。授出認沽期權連同收購事項被視作構成上市規則下本公司之非常重大收購，須經股東批准後方可作實。

本通函旨在向　閣下提供有關收購事項及認沽期權之進一步詳情，以及本公司為批准收購事項及認沽期權而召開股東特別大會之通告。

日期為二零零八年九月二日之買賣協議

訂約各方

買方　：　俊峰，於英屬處女群島註冊成立之有限公司，本公司全資附屬公司

賣方　：　下文「有關韻揚集團之資料」一段所表列之朱女士、楊女士及其他八名韻揚股東

經作出所有合理查詢後，據董事所知、所悉及所深信，各賣方及（倘賣方為公司）其最終實益擁有人均為獨立於本公司或本公司關連人士之第三方，並與本公司或本公司關連人士概無關連。於訂立買賣協議前，本公司及其關連人士過往並無與任何賣方（就大愉有限公司而言，其最終實益擁有人）有任何業務關係。

將予收購資產

出售股份相當於韻揚已發行股本之80%，將由賣方根據彼等於韻揚各自之持股比例出售，朱女士出售3,878股股份（約佔全部出售股份之48.47%），楊女士出售1,237股股份（約佔全部出售股份之15.46%），其他八名韻揚股東出售2,885股股份（約佔全部出售股份之36.07%）。

總代價

總代價96,200,000港元（可作出下述調整）由俊峰按下列方式以現金支付：

(a)　於完成時支付67,340,000港元；及

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

執行董事：
李文輝先生 *(執行主席兼行政總裁)*
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈A座10樓

敬啟者：

有關收購從事
兒童服裝零售及批發業務之公司之
80%權益之
非常重大收購及授出認沽期權

緒言

本公司於二零零八年九月四日宣布，本公司全資附屬公司俊峰與賣方訂立買賣協議。據此，俊峰同意以總代價96,200,000港元收購韻揚已發行股本之80%，總代價可予若干調整。韻揚集團擁有「小笑牛」(Kingkow)品牌，於大中華地區、韓國、東南亞及中東擁有銷售點。

* *僅供識別*

「韻揚集團」	指	韻揚及其附屬公司；
「韻揚股東」或「賣方」	指	本通函董事會函件「有關韻揚集團之資料」一節所表列之朱女士、楊女士、七名個人及一家公司；
「俊峰」	指	俊峰控股有限公司，本公司全資附屬公司；
「股東特別大會」	指	本公司將予舉行並召開之股東特別大會，以考慮及酌情批准、確認及追認買賣協議及據此擬進行之交易；
「聯交所」	指	香港聯合交易所有限公司；
「港元」	指	港元，香港法定貨幣。

「澳門」	指	中國澳門特別行政區；
「朱女士」	指	朱韻琴女士，其中一名賣方兼韻揚董事；
「楊女士」	指	楊瑞琼女士，其中一名賣方兼韻揚董事；
「原餘額款項」	指	28,860,000港元；
「中國」	指	中華人民共和國，僅就本通函而言，不包括香港、澳門及台灣；
「認沽期權」	指	俊峰根據買賣協議授予賣方之期權，詳情載於本通函董事會函件「認沽期權」一段；
「扣減金額」	指	根據本通函董事會函件「總代價之調整」一段所載之公式，將從原餘額款項扣除之金額；
「買賣協議」	指	賣方與俊峰就收購事項及授出認沽期權而於二零零八年九月二日訂立之買賣協議；
「出售股份」	指	韻揚已發行股本中每股面值1.00港元之8,000股普通股；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值為0.10港元之普通股；
「股東」	指	股份持有人；
「韻揚」	指	韻揚集團有限公司，於香港註冊成立之有限公司，於最後實際可行日期由韻揚股東擁有；

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購事項」	指	根據買賣協議收購韻揚已發行股本之80%；
「總代價」	指	買賣協議下收購事項之代價；
「董事會」	指	董事會；
「公司細則」	指	本公司之公司細則；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市；
「完成」	指	根據買賣協議完成收購事項；
「關連人士」	指	具有上市規則賦予該詞之涵義；
「董事」	指	本公司董事；
「經擴大集團」	指	因收購事項而經擴大之本集團；
「本集團」	指	本公司及其附屬公司；
「保證利潤」	指	賣方保證經調整二零零九年純利不少於18,500,000港元；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零八年九月二十四日，即本通函付印前為確定其所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「截止日期」	指	二零零八年十一月十五日或各方書面同意之較後日期；

目　錄

頁次

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司證券全部售出或轉讓，應立即將本通函交予買主、承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

有關收購從事
兒童服裝零售及批發業務之公司之
80%權益之
非常重大收購及授出認沽期權

本公司財務顧問

Access Capital

和記行(集團)有限公司(「本公司」)謹訂於二零零八年十月十四日(星期二)上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會或其任何續會，大會通告載於本通函第187至189頁。

倘 閣下未能親身出席股東特別大會，務請按照代表委任表格列印之指示將表格填妥，並盡快交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，惟無論如何須於股東特別大會或其任何續會(視情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會或其任何續會(視情況而定)並於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

* *僅供識別*

二零零八年九月二十六日

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 304,027,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

24	09	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

CML-16-24.09.0

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	122	201		1,372					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,569,612	0.84
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	2,568,240	0.84
Short position		

* interest in shares: 2,304,240 (0.75%)

interest in share options: 264,000 (0.08%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$0.8333		60,000
	409	25/09/2007	24/09/2013		HK$0.8700		204,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

	09	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

REVISED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 304,027,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE (Surname)	Kam Har (Other names)	余金霞
6. HKID/Passport No. A320267(7)	**Country of issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

24	09	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

KHY-10-24.09.08_

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position #	122	204		76,876					

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,152,819	40.50
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	123,075,943	40.48
Short position		

* interest in shares: 122,811,943 (40.39%)

interest in share options: 264,000 (0.08%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	264,000	
201*	6,251,659	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$0.8333		96,000
	409	25/09/2007	24/09/2013		HK$0.8700		168,000

Short position(s)							

^^ share options granted to my spouse are included.

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modem Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	09	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	304,027,710

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Bun Jeff (Other names)	李文彬
6. HKID/Passport No. D547797(3)	**Country of issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

24	09	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

MBL-09-24.09.0

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	122	201		171,600					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	119,297,026	39.23
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	119,125,426	39.18
Short position		

* interest in shares: 118,861,426 (39.09%)

interest in share options: 264,000 (0.08%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	264,000	
201*	566,280	
205*	1,734,862	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$0.8333		120,000
	409	25/09/2007	24/09/2013		HK$0.8700		144,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,734,862	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

	09	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

MBL-09-24.09.08

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	304,027,710

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
D197329(1)		262124296540
7. Address of Director		**10. Daytime tel. No.**
17th Floor, Flat A1, Block A, Villa Monte Rosa, 41A Stubbs Road, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

24	09	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

RL-25-24-09.0

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	122	201		2,659,113					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	122,383,122	40.25
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	119,724,009	39.37
Short position		

* interest in shares: 119,340,009 (39.25%)

interest in share options: 384,000 (0.12%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	264,000	
204#	120,000	
201*	2,779,725	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	House 6, Scenic View Villa, 25 Silver Cape Road, Clearwater Bay, Kowloon	120,000#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

	09	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$0.8333		264,000
	409	25/09/2007	24/09/2013		HK$0.8700		120,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 304,027,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder House 6, Scenic View Villa, 25 Silver Cape Road, Clearwater Bay, Kowloon		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

24	09	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-25-24-09.08

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	104	204		2,659,113					
Short position									

interest in share options

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	122,383,122	40.25
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	119,724,009	39.37
Short position		
Lending pool		

* interest in shares: 119,340,009 (39.25%)

interest in share options: 384,000 (0.12%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	120,000	
204#	264,000	
204*	2,779,725	
210*	116,560,284	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	17th Floor, Flat A1, Block A, Villa Monte Rosa, 41A Stubbs Road, Hong Kong	264,000#	
LEE Man Fai	17th Floor, Flat A1, Block A, Villa Monte Rosa, 41A Stubbs Road, Hong Kong	2,779,725*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further Information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further Information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

	09	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-25-24-09.08

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 304,027,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. Name of substantial shareholder (Chinese)** 李永森
6. HKID/Passport No. A001574(4)	**Country of Issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of substantial shareholder Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

24	09	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	115	201		76,876					
Short position									

interest in share options

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,152,819	40.50
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	123,075,943	40.48
Short position		
Lending pool		

* interest in shares: 122,811,943 (40.39%)

interest in share options: 264,000 (0.08%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204#	264,000	
204*	122,811,943	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	264,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	264,000#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	122,811,943*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

	09	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

(the "Company")

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 24 September 2008

Present: Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

2008 NOV -3 A 11:13

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

(a) It was noted that pursuant to Clause 7(a) of the 2002 Share Option Scheme adopted by the Company on 30 May 2002 (the "2002 Scheme"), the options should lapse automatically on the expiry of the Option Period.

It was reported, confirmed, approved and ratified that the options listed on the Appendix A be and were lapsed as at 24 September 2008.

(b) It was also noted that pursuant to the Clause 7(b) of the 2002 Share Option Schemes adopted by the Company on 30 May 2002 (the "2002 Scheme"), the Options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant Subsidiaries.

It was reported that the employee listed on the Appendix B had ceased to be the employee of the Company or its relevant Subsidiaries as at 30 June 2008.

It was resolved that the Options granted to the employee listed on the Appendix B be lapsed pursuant to Clause 7(b) of the 2002 Scheme.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Share Options lapsed due to the expiry of the Option Period under 2002 Share Option Scheme on 24 September 2008

Name of Eligible Person(s)	No. of Option(s) Lapsed
LEE Cho Min Raymond	1,372
LEE Man Bun Jeff	171,600
LEE Man Fai Richard	2,659,113
LEE Wing Sum	76,876
Total no. of share option(s) lapsed	2,908,961

Share Options Lapsed under the 2002 Share Option Scheme due to Termination of Employment of Grantee on or before 30 June 2008

Name of Employee	Date of Termination of Employment	No. of Option(s) Lapsed
LO Shing Chuen	20/02/2008	60,000
Total no. of share options lapsed		60,000

END